Confidential Treatment Requested by Cision Ltd. under Rule 83

As submitted confidentially to the Securities and Exchange Commission on November 6, 2017.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT ON
FORM S-1
Under
The Securities Act of 1933

CISION LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	N/A
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:

Jack Pearlstein Chief Financial Officer 130 E. Randolph Street 7th Floor Chicago, Illinois 60601 (301) 459-2827	Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Cision Ltd. under Rule 83

The information in this prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2017

PROSPECTUS

102,255,099

CISION LTD.

Ordinary Shares

The selling shareholders may offer and sell and distribute from time to time 102,255,099 ordinary shares. We will not receive any proceeds from the sale of shares by the selling shareholders.

We will provide specific terms of any offering, including the price to the public of the ordinary shares, in supplements to this prospectus. The selling shareholders may sell or distribute the ordinary shares covered by this prospectus on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. For additional information on the methods of sale and distribution, you should refer to the section entitled “Plan of Distribution.” The selling shareholders reserve the right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of ordinary shares. If any agents, dealers or underwriters are involved in the sale or distribution of any ordinary shares, the applicable prospectus supplement will set forth any applicable commissions or discounts. You should read this prospectus and any prospectus supplement before you make an investment decision.

The net proceeds to the selling shareholders from the sale or distribution of ordinary shares will also be set forth in the applicable prospectus supplement. The prospectus supplement will also contain more specific information about the offering. This prospectus may not be used to sell ordinary shares unless accompanied by a prospectus supplement.

Our registration of the ordinary shares covered by this prospectus does not mean that the selling shareholders will offer or sell any ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “CISN.” On November 3, 2017, the last sale of our ordinary shares as reported on the New York Stock Exchange was $12.83 per share.

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus and contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2017.

Confidential Treatment Requested by Cision Ltd. under Rule 83

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, the selling shareholders named in this prospectus may sell, from time to time, up to 102,255,099 of our ordinary shares.

This prospectus provides you with a general description of the securities the selling shareholders may offer. Each time the selling shareholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For a more complete understanding of the offering of the securities, you should refer to this prospectus, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. If the information varies between this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.”

No person has been authorized to provide you with different information from the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide you. You should not assume that the information contained in this prospectus, any prospectus supplement or in any free writing prospectus or any document incorporated by reference herein or therein is accurate as of any date, other than the date mentioned on the cover page of these documents even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date. Neither we nor the selling shareholders are making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

On June 29, 2017, we consummated the transactions contemplated by that certain Agreement and Plan of Merger (the “Business Combination”), dated as of March 19, 2017 and as amended, by and among Capitol Acquisition Corp. III, a Delaware corporation (“Capitol”), Cision Ltd. (formerly Capitol Acquisition Holding Company Ltd.), an exempted company incorporated in the Cayman Islands with limited liability (“Cision”), Capitol Acquisition Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Cision (“Merger Sub”), Canyon Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Cision Owner”), and Canyon Holdings S.à.l., a Luxembourg private limited liability company (“Cision Luxco”) (the “Merger”).

In connection with the closing of the Merger, we changed our name from Capitol Acquisition Holding Company Ltd. to Cision Ltd.

Unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “Cision” refer to Cision Ltd. and its subsidiaries following the closing of the Merger. “Capitol” refers to the blank check company prior to the consummation of the Merger.

Confidential Treatment Requested by Cision Ltd. under Rule 83

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with information that is different from that contained or incorporated by reference in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date of such incorporated document.

i

Confidential Treatment Requested by Cision Ltd. under Rule 83

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, or incorporated herein by reference, constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend” and “continue” or similar words. Investors should read statements that contain these words carefully because they:

•	discuss future expectations;
•	contain projections of future results of operations or financial condition; or
•	state other “forward-looking” information.

Cision believes it is important to communicate our expectations to our securityholders. However, there may be events in the future that Cision’s management is not able to predict accurately or over which Cision has no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	the ability to maintain the listing of Cision’s securities on a national securities exchange;
•	changes adversely affecting the business in which Cision is engaged;
•	Cision’s ability to execute on its plans to develop and market new products and the timing of these development programs;
•	Cision’s estimates of the size of the markets for its solutions;
•	the rate and degree of market acceptance of Cision’s solutions;
•	the success of other competing technologies that may become available;
•	Cision’s ability to identify and integrate acquisitions;
•	the performance and security of Cision’s services;
•	potential litigation involving Cision;
•	general economic conditions; and
•	the result of future financing efforts.

Undue reliance should not be placed on these forward-looking statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

FREQUENTLY USED TERMS

As used in this prospectus:

“2016 Credit Facilities” means the 2016 First Lien Credit Facility and the 2016 Second Lien Credit Facility, together.

“2016 First Lien Credit Facility” means Cision’s $1,175.0 million credit agreement in respect of (i) the revolving loan facility, which permits borrowings and letters of credit up to $75.0 million (the “2016 Revolving Credit Facility”), of which up to $25.0 million may be used issued as standby and trade letters of credit; and (ii) a $1,100 million term loan facility (the “2016 First Lien Term Loan Facility”) entered into with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto;

“2016 Second Lien Credit Facility” means Cision’s $370.0 million term loan facility entered into with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto;

“2017 First Lien Credit Facility” means the refinancing amendment and incremental facility amendment (the “2017 First Lien Credit Facility”) to the 2016 First Lien Credit Facility, with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto;

“Argus” means L’Argus de la Presse;

“Bulletin Intelligence” means collectively Bulletin Intelligence, LLC, Bulletin News Network, LLC and Bulletin News Investment, LLC;

“Business Combination” or “business combination” means the Transactions contemplated by the Merger Agreement and related agreements;

“Cision” means Cision Ltd., formerly known as Capitol Acquisition Holding Company Ltd.;

“Contribution and Exchange” means the contribution by Cision Owner of all of its share capital and convertible preferred equity certificates in Cision Luxco in exchange for shares and warrants of Holdings;

“Designated Stock Exchange” means any stock exchange or automated quotation system on which Holdings’ securities are then traded;

“Gorkana” means Discovery Group Holdings Ltd.;

“GTCR” means GTCR LLC and its affiliates;

“Holdings” means Capitol Acquisition Holding Company Ltd., renamed Cision Ltd. on June 29, 2017 in concert with the consummation of the Merger;

“Merger” means the merger of Merger Sub with and into Capitol with Capitol being the surviving entity in the merger;

“Merger Agreement” means the Agreement and Plan of Merger, dated as of March 19, 2017 and amended as of April 7, 2017, by and among Capitol, Holdings, Merger Sub, Cision Owner and Cision Luxco;

“Nominating Agreement” means that certain director nomination agreement entered into on June 29, 2017 among Holdings, Cision Owner and certain investment vehicles affiliated with GTCR LLC;

“private warrants” means (i) the 8,250,000 warrants sold to the Sponsors simultaneously with Capitol’s initial public offering, a portion of which were forfeited in connection with the Business Combination, and (ii) the 1,969,841 warrants issued to Cision Owner in connection with the Contribution and Exchange;

“PR” means public relations;

“PR Newswire” means PRN Group;

“Registration Rights Agreement” means the registration rights agreement entered into at the closing of the Transactions by Cision Owner and affiliates of Mark D. Ein and L. Dyson Dryden;

Confidential Treatment Requested by Cision Ltd. under Rule 83

“SaaS” means software as a service;

“Sponsors” means Capitol’s officers, directors and stockholders prior to Capitol’s initial public offering;

“Transactions” means (a) the Contribution and Exchange and (b) the Merger;

“Viralheat” means Viralheat, Inc.;

“Visible” means Visible, Inc.; and

“Vocus” means Vocus, Inc.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Cision,” “we,” “company,” “us” and “our” refer to Cision Ltd. and its consolidated subsidiaries.

Overview

Cision is a leading global provider of PR software, media distribution, media intelligence and related professional services according to Burton-Taylor International Consulting LLC, as measured by total revenue. Public relations and communications professionals use Cision’s products and services to help manage, execute and measure their strategic PR and communications programs. Similar to Bloomberg for finance professionals, LinkedIn for human resources professionals and Salesforce for sales professionals, Cision is an industry-standard SaaS solution for PR and marketing professionals and is deeply embedded in industry workflow.

Cision delivers a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, Cision Communications CloudTM (“C3”), a cloud-based platform that integrates each of Cision’s point solutions into a single unified interface, arms brands with the insights they need to link their earned media to strategic business objectives, while aligning it with owned and paid channels. This platform enables companies and brands to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence.

Cision has undergone a strategic transformation since GTCR’s initial investment in 2014, evolving into a PR and marketing software leader through a series of complementary acquisitions.

The acquisitions of Cision and Vocus in 2014 and their subsequent merger established the foundation of the core media database, monitoring and analysis business. Over the twelve months following this initial merger, the company acquired Gorkana to expand its global footprint and also completed acquisitions of Visible and Viralheat to enhance its social media functionality. The subsequent acquisition of PR Newswire in 2016 was highly strategic, adding the depth and breadth of a global distribution network and making Cision the only vendor with a comprehensive global solution for PR professionals. Following these acquisitions, in October 2016, the company introduced C3. In the first quarter of 2017, Cision acquired Bulletin Intelligence to expand its capability to provide expert-curated executive briefings for the Executive Office of the President and Corporate C-Suite executives. In the second quarter of 2017, Cision acquired Argus, a Paris-based provider of media monitoring services to expand its media monitoring solutions and enhance its access to French media content.

Cision provides its comprehensive solution through subscription contracts of one year or longer, with different tiers of pricing depending on the level of functionality and customer support required. Cision’s SaaS delivery model provides a stable recurring revenue base. In 2016, Cision generated $615 million of revenue, pro forma for PR Newswire, and approximately 82% of Cision’s revenue is generated by customers purchasing services on a subscription or recurring basis. The business mix is also highly diversified, with more than 75,000 customers, of which the top 25 only account for 3% of revenue.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Competitive Strengths

Cision’s competitive strengths include:

Comprehensive and Fully Integrated Cloud-Based Platform

C3 offers the communications professional a “one-stop shop” for all the tools they need to conceive, execute, monitor and analyze an earned media campaign. The company believes that offering a comprehensive cloud-based platform with multiple integrated functionalities is what communications professionals today require and prefer over the alternative of using several individual point solutions that are not interconnected, lack consistency and require interactions with and payments to several external software providers. The effectiveness and appeal of integrated platforms over point solutions has been demonstrated in the broader marketing realm with the creation and growth of cloud-based platforms such as the Adobe Marketing Cloud, the Oracle Marketing Cloud and the Salesforce Marketing Cloud.

An Industry Standard for PR Professionals

Cision’s PR software is known as a go-to global SaaS platform for communications professionals and is deeply embedded in industry workflow. For individuals working in the PR sector, fluency with the Cision platform is viewed by many as a key skill, similar to how knowledge of Bloomberg is critical to many finance professionals and experience with Salesforce is important for many sales professionals.

Global Product Reach

Cision’s offering has wide geographic reach within all its vertical markets. The company believes that being able to deal with only one provider to deliver earned media solutions across the globe is a key differentiator for Cision that has value to clients, in particular large multi-national corporations that manage PR and communications efforts globally.

Proprietary Content and Solutions

Cision’s platform incorporates the largest media database and largest distribution network in the world, as measured by revenue estimates from Burton-Taylor International Consulting LLC. With Cision’s proprietary database of 1.6 million contacts for journalists, bloggers and social influencers, including contact information, in-depth profiles, preferences and detailed pitching tips, clients can build smarter media lists to connect with the appropriate influencers and build meaningful relationships. Through Cision’s distribution network, customers can conduct both wide-reaching and targeted campaigns across traditional and digital media in more than 170 countries in over 40 languages.

Ease of Use and Workflow Capabilities

Cision’s products are designed with easy-to-use functionality, built-in workflow capabilities, a high degree of flexibility in outputs and a sleek and intuitive user interface to help the communications professional execute their work in the best way possible.

Experienced Management Team with a Proven Track Record

Cision has a strong, highly experienced management team. CEO Kevin Akeroyd has more than 25 years of experience reshaping modern digital, social and mobile marketing. In his previous role, he led the team that built the marketing cloud business unit at Oracle from a nascent stage into one of the largest marketing and advertising technology providers in the industry. Cision’s CFO, Jack Pearlstein, has 20 years of financial, operational and strategic planning experience with technology companies. Mr. Pearlstein has served as CFO of four technology companies, three of which completed initial public offerings.

Growth Strategy

Cision intends to continue to drive growth and enhance its market position through the following key strategies:

Acquire New Customers

While Cision has established itself as a leading player in the PR software market, the company believes there is still a substantial opportunity to increase market penetration globally by selling its platform advantage.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Most vendors in the market offer point solutions that address one or two functions in a PR campaign, resulting in the need for multiple vendors; however, chief marketing officers prefer integrated platforms over individual solutions, according to Gartner, Inc. The launch of C3 in October 2016 provided the market with a comprehensive platform that integrates all the core capabilities needed for a PR software campaign, establishing Cision as a reference platform for the PR software market.

Continue to Develop Innovative Products and Features

Cision understands the importance of offering an easy-to-use product with extensive features that meet and exceed its customers’ needs. Cision’s product team is constantly working to introduce new features that augment its existing platform. For example, in 2016 Cision expanded its media database capabilities, providing its customers with insights into the audience demographics of each individual Cision influencer and providing tailored influencer recommendations for each of its customers. Cision’s account management and customer service representatives continuously communicate the needs of its customers to the product team, providing for continuous platform improvement.

Cision’s new product innovation pipeline aims to introduce new products to market that improve the way PR and marketing professionals do business. Over the short-term, Cision plans to leverage the fact that its new platform, C3, provides a fully integrated set of PR capabilities under one umbrella by adding data attribution capabilities and eventually selling the data it compiles. Cision’s measurement and attribution capabilities, which the company expects to add to its products by the end of 2017, will enable customers to track end-user reach, demographics, engagement and purchase conversion data from their earned media campaigns, allowing customers to measure return on investment. Cision plans to sell the highly valuable consumer and influencer data it compiles to brands and media networks that may use the data to improve audience targeting and increase advertising effectiveness.

Increase Revenue from Existing Customers

Cision believes a significant opportunity exists to increase spending by its more than 75,000 existing customers by expanding product and service offerings sold. Because Cision has grown through acquisitions and because a comprehensive platform did not previously exist in the PR software market, many of Cision’s customers use various PR point solutions, including solutions provided by competitors. For example, Cision has 13,000 U.S. customers and PR Newswire has 16,000 U.S. customers, of which only approximately 2,600 overlap. By providing the first comprehensive platform for executing and analyzing earned media campaigns, Cision is well positioned to increase product penetration among existing customers by encouraging them to bundle various point solutions under one umbrella. In some markets, Cision has not yet introduced its full range of products. Cision plans to roll out its entire product suite in each of its markets, which is expected to increase average customer spend through increased product penetration and attract new customers through a broader product set. Additionally, Cision’s sales team has historically been successful in selling higher tiered product or service offerings to existing clients and will have more opportunities to increase product penetration as the Cision product team continues to add products and features to its platform.

Expand into New Geographies and Market Segments

Cision has an expansive global reach, spanning many major international markets around the globe including those outside of the United States such as Canada, China, India, EMEA and Latin America, which, in aggregate, accounted for 32% of the company’s 2016 pro forma revenue. In many international markets, Cision’s presence is limited today. The company views these markets as opportunities for geographic expansion, especially Latin America, Asia and Continental Europe, which accounted for only 1%, 3% and 7% of Cision’s 2016 pro forma revenue, respectively.

Cision aims to establish the earned media cloud as the third marketing software category, alongside paid and owned media, by providing valuable demographic, psychographic, sociographic and attribution end-user data to its customers and by selling the data to brands and media networks. Cision’s development of data attribution and data monetization products is expected to enable it to enter the $32 billion marketing software market, as measured by the International Data Corporation (“IDC”). Once Cision establishes itself in that market, Cision plans to enter the broader $195 billion digital marketing market, as measured by Statista, through platform extensions into adjacent earned media categories. These categories include ratings and

Confidential Treatment Requested by Cision Ltd. under Rule 83 reviews, employee amplification, influencer performance and content marketing. Cision will opportunistically employ both organic initiatives and acquisitions to expand into the digital marketing market.

Selectively Pursue Strategic Acquisitions

Cision has successfully sourced and integrated several strategic acquisitions in the last three years, including Vocus, Visible, Viralheat, Gorkana and PR Newswire. These acquisitions have strengthened Cision’s market position and enabled the company to provide a comprehensive PR communications product suite with a scaled, efficient cost-structure.

For example, on March 27, 2017, Cision closed the acquisition of Bulletin Intelligence. Bulletin Intelligence is supported by proprietary, patented collaboration and authoring software written to support its more than 100 analysts, delivers “must-read” daily briefings to closed audiences, providing a comprehensive view of news and other competitive intelligence to highest-level corporate and government leaders. Cision believes the addition of Bulletin Intelligence’s reputable analyst services bolsters the company’s ability to provide data-driven insights that executives rely on to make critical business decisions. Most recently, on June 22, 2017, Cision acquired Argus, which is a Paris-based provider of media monitoring solutions. The Argus acquisition offers Cision the opportunity to deliver enhanced access to French media content, helping its global customer base understand and quantify the impact of their communications and media coverage in France.

Cision’s management is actively evaluating additional acquisition opportunities to enhance Cision’s leadership in the global PR software market by expanding its market reach, geographic presence and product capabilities.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business.

Corporate Information

We were incorporated in the Cayman Islands on March 9, 2017 in order to become the parent company of Canyon Holdings S.à r.l. following the consummation of the Business Combination with Capitol, a blank check company incorporated in the State of Delaware on July 13, 2015. On June 29, 2017, we consummated the Business Combination and, in connection therewith, became a successor issuer to Capitol by operation of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our principal executive offices are located at 130 E. Randolph Street, 7th Floor, Chicago, Illinois 60601, and our telephone number is (312) 922-2400. Our website address is www.cision.com. We had approximately 3,130 employees as of December 31, 2016. Information contained on our website is not a part of this prospectus.

Confidential Treatment Requested by Cision Ltd. under Rule 83

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical financial information derived from (i) our unaudited financial statements included elsewhere in this prospectus as of and for the six months ended June 30, 2017 and 2016 and (ii) our audited financial statements included elsewhere in this prospectus as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 (and for the period from April 14, 2014 (inception) through December 31, 2014 (“Fiscal 2014”)), which are audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

(in thousands except share and per share amounts)	Six months ended June 30,		For the year ended December 31, 2016	For the year ended December 31, 2015
	2017	2016			Fiscal 2014
Statement of Operations Data:
Revenue	$302,949	$168,530	$467,772	$333,958	$170,114
Cost of revenue	94,284	60,657	162,583	125,006	74,552
Gross profit	208,665	107,873	305,189	208,952	95,562
Operating costs and expenses
Sales and marketing	55,300	35,238	92,594	71,603	56,029
Research and development	11,018	7,298	19,445	16,604	5,657
General and administrative	81,692	54,321	135,737	88,448	112,722
Amortization of intangible assets	43,477	25,601	77,058	59,914	22,065
Total operating costs and expenses	191,487	122,458	324,834	236,569	196,473
Operating income (loss)	17,178	(14,585)	(19,645)	(27,617)	(100,911)
Non operating income (losses)
Foreign exchange gains (losses)	(2,634)	5,649	6,299	(10,886)	(10,992)
Equity in earnings of unconsolidated affiliate	—	—	241	—	—
Interest and other income, net	2,273	268	590	5,750	339
Interest expense	(73,243)	(35,820)	(117,997)	(61,398)	(28,408)
Loss on extinguishment of debt	—	(23,591)	(23,591)	—	—
Total non operating loss	(73,604)	(53,494)	(134,458)	(66,534)	(39,061)
Loss before income taxes	(56,426)	(68,079)	(154,103)	(94,151)	(139,972)
Provision for (benefit from) income taxes	(14,285)	$(32,967)	(55,691)	(3,607)	(31,010)
Net loss	$(42,141)	$(35,112)	$(98,412)	$(90,544)	$(108,962)
Per Share Data:
Pro forma loss per share – basic and diluted(1)	$(0.17)		$(0.68)
Pro forma weighted average shares outstanding(1)	121,090,690		121,045,587

Confidential Treatment Requested by Cision Ltd. under Rule 83

(in thousands except share and per share amounts)	Six months ended June 30,		For the year ended December 31, 2016	For the year ended December 31, 2015
	2017	2016			Fiscal 2014
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$18,108	$976	$17,373	$22,422	$(50,804)
Investing activities	(43,391)	(812,247)	(819,416)	(10,664)	(771,555)
Financing activities	326,398	813,910	808,353	(8,568)	851,819

(1)	Pro forma net loss per share-basic and diluted and pro forma weighted average shares outstanding for the year ended December 31, 2016 and for the six months ended June 30, 2017 gives effect to the consummation of Transactions.

	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Balance Sheet Data:
Cash and cash equivalents	$337,659	$35,135	$30,606
Total assets	2,124,208	1,787,068	918,930
Total liabilities	1,745,346	2,146,121	1,124,958
Mandatory redeemable stockholders’ equity	—	701	649
Total stockholders’ deficit	378,862	(359,754)	(206,677)

Confidential Treatment Requested by Cision Ltd. under Rule 83

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

As used in the risks described in this subsection, references to “we,” “us” and “our” are intended to refer to Cision unless the context clearly indicates otherwise.

Our industry is highly competitive.

We face intense competition from numerous large and small businesses. This competition includes both product and price competition. Increased competition may result in a decline in our market share thereby adversely affecting our operating results. The markets in which we operate are fragmented, competitive and rapidly evolving, and there are limited barriers to entry to certain segments of those markets. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies enter our markets. If we are unable to compete effectively, it will be difficult for us to maintain our market share and pricing rates and add and retain customers, and our business, financial condition and results of operations will be seriously harmed.

Increased competition could result in pricing pressure, reduced sales or lower margins. We face intense price competition in all areas of our business. In particular, the cloud-based PR services business, the media intelligence business and the media distribution business are characterized by intense price competition. Our profit margin, and therefore our profitability, is dependent on the rates we are able to charge for our services. We have in the past lowered prices, and may need to do so in the future, to attempt to gain or maintain market share. These strategies have not always been successful and have at times hurt operating performance. Additionally, we have also been, and may once again be, required to adjust pricing to respond to actions by competitors, which could adversely impact operating results. The rates we are able to charge for our services are affected by a number of factors, including competition, volume fluctuations, productivity of employees and processes, the value our customers derive from our services and general economic and political conditions. We are also subject to potential price competition from new competitors and from existing competitors. If we are unable to compete successfully in respect to the pricing of our services and products, our business, financial condition and operating results may be adversely affected.

Our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can. To the extent our competitors have an existing relationship with a potential customer, that customer may be unwilling to switch vendors due to existing time and financial commitments with our competitors.

We also expect that new competitors will enter the cloud-based PR services and distribution market with competing products. Many of these potential competitors have established or may establish business, financial or strategic relationships among themselves or with existing or potential customers, alliance partners or other third parties or may combine and consolidate to become more formidable competitors with better resources. It is possible that these new competitors could rapidly acquire significant market share.

If we are unable to compete successfully in this environment, our business, financial condition and operating results will be adversely affected.

Economic conditions and market factors, which are beyond our control, may adversely affect our business and financial condition.

Our business performance is impacted by a number of factors, including economic and market volatility, changes in PR and marketing spending patterns, budgets and priorities, general economic conditions in North America, Latin America, Europe, the Middle East and Asia, and other factors that are generally beyond our control. To the extent that global or national economic conditions weaken, our business is likely to be negatively impacted. Adverse market conditions could reduce customer demand for our services and the

Confidential Treatment Requested by Cision Ltd. under Rule 83 ability of our customers, suppliers and other counterparties to meet their obligations to us. A reduction in customer demand for our products and services due to economic conditions or other market factors could adversely affect our business, financial condition and operating results.

System limitations or failures could harm our business.

Our businesses depend on the integrity and performance of the technology, computer and communications systems supporting them. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in service outages, financial losses, decreased customer service and satisfaction and regulatory sanctions. The solutions we provide are susceptible to telecommunication system failures, data corruption or virus attacks, and they have experienced systems failures and delays in the past and could experience future systems failures and delays. We have, for example, experienced temporary system outages and service degradation related to telecommunication and network provider interruptions, denial-of-service attacks and equipment failures. Although we currently maintain and expect to maintain multiple computer facilities that are designed to provide redundancy and back-up to reduce the risk of system disruptions and have facilities in place that are expected to maintain service during a system disruption, such systems and facilities may prove inadequate. If unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

While we have programs in place to identify and minimize our exposure to vulnerabilities and work in collaboration with the technology industry to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Any system issue that causes an interruption in services, decreases the responsiveness of our services or otherwise affects our services could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

Our business relies on continued access to content on similar terms.

Our business relies on continuous access to content, which is increasingly generated digitally or via social media. If content providers impose onerous terms for accessing content, refuse to do business with us or move their content behind digital paywalls without providing access to us, our future financial performance may be adversely affected. Such changes could impact our operations and could have an adverse effect on our future financial performance or position.

A loss of access to licensed content, technology or services could negatively affect our business.

We rely on third parties to license their technology and provide or make available certain data for our information databases, our news monitoring service and our social media monitoring service. Losing access to licensed technology and content, such as broadcast content, news outlets and social media platforms, could result in delays in the provision of our services until we develop, identify, license and integrate equivalent technology or content. These third parties may not renew agreements to provide licenses to us or may increase the price they charge for their licenses. Additionally, the quality of the technology content provided to us may not be acceptable to us and we may need to enter into agreements with additional third parties. Third-party licenses may not continue to be available to us on commercially reasonable or competitive terms, if at all. Any delay in the provision of our services could damage our business and adversely affect our results of operations by forcing customers to seek out other suppliers that can provide access to their desired licensed content. In the event we are unable to use such third-party technology or content or are unable to enter into agreements with third parties, current customers may not renew their subscription agreements with us or continue purchasing solutions from us, and it may be difficult to acquire new customers.

We rely on third parties to perform certain functions, and our business could be adversely affected if these third parties fail to perform as expected. We rely on third parties for regulatory, data center, data storage, data content, clearing and other services. To the extent that any of our vendors or other third-party service

Confidential Treatment Requested by Cision Ltd. under Rule 83 providers experience difficulties, materially change their business relationship with us or is unable for any reason to perform their obligations, our business or our reputation may be materially adversely affected.

We must continue to introduce new products, initiatives and enhancements to maintain our competitive position.

The PR software and media intelligence industries are characterized by rapidly changing technology, evolving industry and regulatory standards, new product and service introductions, frequent enhancements to existing products and services, the emergence of competitors, the adoption of new services and products and changing customer demands, needs and preferences. We must complete development of, successfully implement and maintain platforms that have the functionality, performance, capacity, reliability and speed required by our business, as well as by our customers. While we intend to launch new products and initiatives and continue to explore and pursue opportunities to strengthen our business and grow our company, we may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, we must continue to enhance our platforms to remain competitive, and our business will be negatively affected if our platforms or the technology solutions we sell to our customers fail to function as expected. If we are unable to develop our platforms to include other products and markets, or if our platforms do not have the required functionality, performance, capacity, reliability and speed required by our customers, we may not be able to compete successfully. We may spend substantial time and money developing new products and initiatives. If these products and initiatives are not successful, we may not be able to offset their costs, which could have an adverse effect on our business, financial condition and operating results. Further, our failure to anticipate or respond adequately to changes in technology and customer preferences or any significant delays in product development efforts, could have a material adverse effect on our business, financial condition and operating results.

In our technology operations, we have invested substantial amounts in the development of system platforms and in the rollout of our platforms. For the year ended December 31, 2016, we spent $19.5 million on research and development activities and $11.7 million in capitalized software development costs, and such figures may increase in the future as we strive to develop new products and solutions for our customers. Although investments are carefully planned, there can be no assurance that the demand for such platforms will justify the related investments and that the future levels of transactions executed on these platforms will be sufficient to generate an acceptable return on such investments. We also cannot guarantee that we will be able to compete effectively with new vendors, or that products, services or technologies developed by others will not render our services non-competitive or obsolete. If we fail to generate adequate revenue from planned system platforms or new products or services, or if we fail to do so within the envisioned timeframe, it could have an adverse effect on our results of operations and financial condition. In addition, customers may delay purchases in anticipation of new products or enhancements.

Our credit facilities contain restrictive covenants that may restrict our ability to take certain actions or capitalize on business opportunities.

Our credit facilities contain operating covenants and financial covenants that may limit management’s discretion with respect to certain business matters. Among other things, these covenants will restrict our ability to incur additional debt, pay dividends, redeem stock, change the nature of our business, sell or otherwise dispose of assets, make acquisitions or investments, and merge or consolidate with other entities. As a result of these covenants and restrictions, we will be limited in how we conduct our business and we may be unable to raise additional debt or other financing to compete effectively or to take advantage of new business opportunities. In addition, our credit facilities contain covenants that require us to comply with a number of financial ratios, the breach of which could trigger a default that could, in turn, trigger defaults under other debt obligations. The terms of any future indebtedness we may incur could include more restrictive covenants. Failure to comply with such restrictive covenants may lead to default and acceleration under our credit facilities and may impair our ability to conduct business. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be unable to obtain waivers from the lenders and/or amend the covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for a description of our credit facilities.

Confidential Treatment Requested by Cision Ltd. under Rule 83

We will need to invest in our operations to maintain and grow our business and to consummate and integrate acquisitions, and we may need additional funds, which may not be readily available.

We depend on the availability of adequate capital to maintain and develop our business. Although we believe that we can meet our current capital requirements from internally generated funds, cash on hand and available borrowings under our revolving credit facility, we may finance future acquisitions by issuing additional equity and/or debt, and if the capital and credit markets experience volatility, access to capital or credit may not be available on terms acceptable to us or at all. Limited access to capital or credit in the future could have an impact on our ability to refinance debt, maintain our credit rating, meet our regulatory capital requirements, engage in strategic initiatives, make acquisitions or strategic investments in other companies or react to changing economic and business conditions. If we are unable to fund our capital or credit requirements, it could have an adverse effect on our business, financial condition and operating results.

In addition to our debt obligations, we will need to continue to invest in our operations for the foreseeable future to integrate acquired businesses and to fund new initiatives. If we do not achieve the expected operating results, we will need to reallocate our cash resources. This may include borrowing additional funds to service debt payments, which may impair our ability to make investments in our business or to integrate acquired businesses.

Should we need to raise funds by issuing additional equity, our equity holders will suffer dilution. In addition, announcement or implementation of future transactions by us or others could have a material effect on the price of our equity. Should we need to raise funds by incurring additional debt, we may become subject to covenants even more restrictive than those contained in our credit facilities and our other debt instruments. The issuance of additional debt could increase our leverage substantially. We could face financial risks associated with incurring additional debt, particularly if the debt results in significant incremental leverage. Additional debt may reduce our liquidity, curtail our access to financing markets, impact our standing with credit agencies and increase the cash flow required for debt service. Any incremental debt incurred to finance an acquisition could also place significant constraints on the operation of our business. Furthermore, if adverse economic conditions occur, we could experience decreased revenues from our operations which could affect our ability to satisfy financial and other restrictive covenants to which we are subject under our existing indebtedness.

We may not be able to successfully integrate acquired businesses, which may result in an inability to realize the anticipated benefits of our acquisitions and anticipated cost savings.

We must rationalize, coordinate and integrate the operations of our acquired businesses, including PR Newswire, Bulletin Intelligence, Argus and other acquisitions we make in the future. This process involves complex technological, operational and personnel-related challenges, which are time-consuming and expensive and may disrupt our business. The difficulties, costs and delays that could be encountered may include:

•	difficulties, costs or complications in combining the companies’ operations, including technology platforms, which could lead to us not achieving the synergies we anticipate or to customers not renewing their contracts with us as we integrate platforms;
•	inability to maintain uniform standards, controls, procedures and policies as we attempt to integrate the acquired businesses;
•	difficulty streamlining operations or eliminating redundancies, resulting in the failure to achieve expected cost savings;
•	incompatibility of systems and operating methods;
•	reliance on a deal partner for transition services, including billing services;
•	inability to use capital assets efficiently to develop the business of the combined company;
•	difficulties of complying with government-imposed regulations in the United States and abroad, which may be conflicting;
•	resolving possible inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures;

Confidential Treatment Requested by Cision Ltd. under Rule 83

•	the diversion of management’s attention from ongoing business concerns and other strategic opportunities;
•	difficulties in operating acquired businesses in parallel with similar businesses that we operated previously;
•	difficulties in operating businesses we have not operated before;
•	difficulties of integrating multiple acquired businesses simultaneously;
•	the retention of key employees and management, including key management of the companies that we acquire;
•	the implementation of disclosure controls, internal controls and financial reporting systems at non-U.S. subsidiaries to enable us to comply with generally accepted accounting principles in the United States (“U.S. GAAP”);
•	the coordination of geographically separate organizations;
•	the coordination and consolidation of ongoing and future research and development efforts;
•	possible tax costs or inefficiencies associated with integrating the operations of a combined company;
•	pre-tax restructuring and revenue investment costs;
•	the retention of strategic partners and attracting new strategic partners; and
•	negative impacts on employee morale and performance as a result of job changes, reassignments and reductions in force.

For these reasons, we may not achieve the anticipated financial and strategic benefits from our acquisitions. Actual cost savings and synergies may be lower than we expect and may take a longer time to achieve than we anticipate, and we may fail to realize the anticipated benefits of acquisitions.

A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us.

Because certain of our solutions are cloud-based, the amount of data that we store for our customers on our servers is ever-increasing. Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations. We incur significant costs to protect against security breaches, and may incur significant additional costs to alleviate problems caused by any breaches. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm our reputation and business and financial results.

Certain laws and regulations regarding data privacy and security affecting our customers impose requirements regarding the privacy and security of information maintained by these customers, as well as notification to persons whose personal information is accessed by an unauthorized third party. We are also required to keep our employees’ personal data private and secure. Other proposed legislation could, if enacted, prohibit or limit the use of certain technologies that track individuals’ activities on web pages, in emails or on the Internet. In addition to government activity, privacy advocacy groups and the technology and marketing industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us or our customers, which could reduce demand for our solutions. As a result of any continuing legislative initiatives and customer demands, we may have to modify our operations with the goal of further improving data security. The cost of compliance with these laws and regulations is high and is likely to increase in the future. Any such modifications may result in increased expenses and operating complexity, and we may be unable to increase the rates we charge for our services sufficiently to offset these increases. Any failure on our part to comply with these laws and regulations can result in negative publicity and diversion of management time and effort and may subject us to significant liabilities and other penalties.

Confidential Treatment Requested by Cision Ltd. under Rule 83

If customer confidential information, including material non-public information, or employee personal data is inappropriately disclosed due to a breach of our computer systems, system failures or otherwise, or if any person, including any of our employees, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, we may have substantial liabilities to our clients. Any incidents with respect to the handling of such information could subject us to litigation or indemnification claims with our clients and other parties. In addition, any breach or alleged breach of our confidentiality agreements with our clients may result in termination of their engagements, resulting in associated loss of revenue and increased costs.

Our global profile may place us at greater risk for a cyberattack or other security incidents.

Our systems and operations are vulnerable to damage or interruption from security breaches, hacking, data theft, denial of service attacks, human error, natural disasters, power loss, fire, sabotage, terrorism, computer viruses, intentional acts of vandalism and similar events. Given our position in the global PR and media intelligence industry, we may be more likely than other companies to be a direct target, or an indirect casualty, of such events.

While we continue to employ resources to monitor our systems and protect our infrastructure, these measures may prove insufficient depending upon the attack or threat posed. Any system issue, whether as a result of an intentional breach or a natural disaster, could damage our reputation and cause us to lose customers, experience lower transaction volumes or values, incur significant liabilities or otherwise have a negative impact on our business, financial condition and operating results. Any system breach may go undetected for an extended period of time. We also could incur significant expense in addressing any of these problems and in addressing related data security and privacy concerns.

Damage to our reputation or brand name could have a material adverse effect on our businesses.

One of our competitive strengths is our strong reputation and brand name. We believe that developing and maintaining awareness of our brands and avoiding damage to our reputation is critical to our business. Successful promotion of our brands will depend largely on our ability to provide reliable and useful products and solutions. Various other issues may give rise to reputational risk, including issues relating to:

•	our ability to maintain the security of our data and systems;
•	the quality and reliability of our technology platforms and systems;
•	the ability to fulfill our regulatory obligations;
•	the ability to execute our business plan, key initiatives or new business ventures;
•	the ability to keep up with changing customer demand;
•	the representation of our business in the media;
•	the accuracy of our financial statements and other financial and statistical information;
•	the accuracy of our financial guidance or other information provided to our investors;
•	the quality of our corporate governance structure;
•	the quality of our products and services;
•	the quality of our disclosure controls or internal controls over financial reporting, including any failures in supervision;
•	extreme price volatility on our markets;
•	any negative publicity surrounding our customers; and
•	any misconduct, fraudulent activity or theft by our employees or other persons formerly or currently associated with us.

Confidential Treatment Requested by Cision Ltd. under Rule 83

If we fail to successfully promote and maintain our brands and protect our reputation, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building and brand-maintaining efforts, and our business could suffer.

We may be required to recognize impairments of our goodwill, intangible assets or other long-lived assets in the future.

In accordance with U.S. GAAP, we account for the completion of our acquisitions using the acquisition method of accounting. We allocate the total estimated purchase prices to net tangible assets, amortizable intangible assets and indefinite-lived intangible assets, and based on their fair values as of the date of completion of the acquisitions, recording the excess of the purchase price over those fair values as goodwill. Our financial results, including earnings per share, could be adversely affected by a number of financial adjustments required by U.S. GAAP. For example, we may have additional depreciation expense as a result of recording acquired tangible assets at fair value as compared to book value as recorded, or we may incur certain adjustments to reflect the financial condition and operating results under U.S. GAAP and in U.S. dollars.

Our business acquisitions typically result in the recording of goodwill and intangible assets, and the recorded values of those assets may become impaired in the future. As of June 30, 2017, goodwill totaled approximately $1,103.6 million and other intangible assets, net of accumulated amortization, totaled approximately $497.8 million. The determination of the value of such goodwill and intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements.

We assess goodwill and intangible assets, as well as other long-lived assets, including equity and cost method investments, and property and equipment for impairment on an annual basis or more frequently if indicators of impairment arise. We estimate the fair value of such assets by assessing many factors, including historical performance, capital requirements and projected cash flows. Considerable management judgment is necessary to project future cash flows and evaluate the impact of expected operating and macroeconomic changes on these cash flows. Although the estimates and assumptions we use are consistent with our internal planning process, there are inherent uncertainties in these estimates.

In addition, we may experience future events that may result in asset impairments. Future disruptions to our business, prolonged economic weakness or significant declines in operating results at any of our reporting units or businesses may result in impairment charges to goodwill, intangible assets or other long-lived assets. A significant impairment charge in the future could have a material adverse effect on our operating results.

We may experience fluctuations in our operating results, which may adversely affect the market price of our Ordinary Shares.

We have experienced, and expect to continue to experience, fluctuations in our quarterly revenues and results of operations. For example, we experience fluctuations in our revenue and earnings as we integrate new acquisitions and based on the seasonal impact of corporate reporting. This and other factors may contribute to fluctuations in our results of operations from quarter to quarter. A high percentage of our operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in our operating results may cause us to run our operations inefficiently over a period of time, which could have an adverse effect on our results of operations.

We are the subject of continuing litigation and governmental inquiries.

We are subject to various legal proceedings, governmental inquiries and claims that arise in the ordinary course of business and otherwise. Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our reputation, brand and relationships with our customers and other third parties and could lead to additional related claims. Certain claims may seek injunctive relief and regulators, as part of settlements or otherwise, may seek to modify our products or services, which could disrupt the ordinary conduct of our business and operations, reduce our revenues or increase our cost of doing business. Any response to any such litigation or governmental investigation

Confidential Treatment Requested by Cision Ltd. under Rule 83 or claim may cause us to incur significant legal expenses. Substantial recovery against us or fines or penalties could have a material adverse impact on us, and unfavorable rulings, findings or recoveries in the other proceedings could have a material adverse impact on the operating results of the period in which the ruling or recovery occurs. See “Business — Legal Proceedings.”

Insurance may be insufficient to cover our liabilities.

Although we maintain global general liability insurance, including coverage for errors and omissions and employment practices, this coverage may be inadequate, or may not be available in the future on acceptable terms, or at all. In addition, we cannot provide assurance that these policies will cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Failure to protect our intellectual property rights could harm our brand-building efforts and ability to compete effectively.

To protect our intellectual property rights, we rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, clients, strategic partners and others. The protective steps that we take may be inadequate to deter misappropriation of our proprietary information. Third parties may challenge, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of service offerings or other competitive harm. For example, competitors may try to use brand names confusingly similar to ours for similar services in order to benefit from our brand’s value. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.

We have registered, or applied to register, our trademarks in the United States and in over 25 foreign jurisdictions. We also maintain copyright protection on our tangible materials and pursue patent protection for software products, inventions and other processes developed by us. We also hold a number of patents, patent applications and licenses in the United States and other foreign jurisdictions. Effective trademark, copyright, patent and trade secret protection may not be available in every country in which we offer our services. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Third parties may assert intellectual property rights claims against us, which may be costly to defend, could require the payment of damages and could limit our ability to use certain technologies, trademarks or other intellectual property.

We may be subject to costly litigation if our services and technology are alleged to infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Any of these third parties could make a claim of infringement against us with respect to our products, services or technology. We may also be subject to claims by third parties for patent, copyright or trademark infringement, breach of license or violation of other third-party intellectual property rights. Any intellectual property claims, with or without merit, could be expensive to litigate or settle and could divert management resources and attention. Successful challenges against us could require us to modify or discontinue our use of technology or business processes where such use is found to infringe or violate the rights of others, enter into costly settlement or license agreements, pay costly damage awards, face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or services or purchase licenses from third parties, any of which could adversely affect our business, financial condition and operating results. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims

Confidential Treatment Requested by Cision Ltd. under Rule 83 of infringement or other violations and attempting to extract settlements from companies like ours. Claims of intellectual property infringement or violation also might. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Future acquisitions, investments, partnerships and joint ventures may require significant resources and/or result in significant unanticipated losses, costs or liabilities.

Over the past several years, acquisitions have been significant factors in our growth. Although we cannot predict our rate of growth as the result of acquisitions with complete accuracy, we believe that additional acquisitions and investments or entering into partnerships and joint ventures will be important to our growth strategy. Such transactions may be material in size and scope. There can be no assurances that we will be able to complete suitable acquisitions for a variety of reasons, including the identification of and competition for acquisition targets, the need for regulatory approvals, the inability of the parties to agree to the structure or purchase price of the transaction, competition from competitors interested in making similar acquisitions and our inability to finance the transaction on commercially acceptable terms. Therefore, we cannot be sure that we will be able to complete future transactions on terms favorable to us.

Furthermore, any future acquisitions or investments in businesses or facilities could entail a number of additional risks, including:

•	problems with effective integration of operations;
•	the inability to maintain key pre-acquisition business relationships;
•	increased operating costs;
•	the diversion of our management team from other operations;
•	problems with regulatory bodies;
•	declines in the value of investments;
•	exposure to unanticipated liabilities;
•	difficulties in realizing projected efficiencies, synergies and cost savings; and
•	changes in our credit rating and financing costs.

Changes in tax laws, regulations or policies, tax rates or tax assets and liabilities could have a material adverse effect on our financial results.

As a global company, we, like other corporations, are subject to taxes at the U.S. federal, state and local levels, as well as in non-U.S. jurisdictions. Significant judgment is required to determine and estimate worldwide tax liabilities. Changes in tax laws, regulations or policies and the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities could result in us having to pay higher taxes, which would in turn reduce our net income.

We are subject to potential regular examination by the Internal Revenue Service and other tax authorities, and from time to time we initiate amendments to previously filed tax returns. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations and amendments to determine the adequacy of our provision for income taxes, which requires estimates and judgments. Although we believe our tax estimates are reasonable, we cannot assure you that the tax authorities will agree with such estimates. We may have to engage in litigation to achieve the results reflected in the estimates, which may be time-consuming and expensive. We cannot assure you that we will be successful or that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

Confidential Treatment Requested by Cision Ltd. under Rule 83

In addition, some of our subsidiaries are subject to tax in the jurisdictions in which they are organized or operate. In computing our tax obligation in these jurisdictions, we take various tax positions. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries. Our non-U.S. businesses operate in various international markets, particularly emerging markets that are subject to greater political, economic and social uncertainties than developed countries. In certain of the countries in which we operate, tax authorities may exercise significant discretionary and arbitrary powers to make tax demands or decline to refund payments that may be due to us as per tax returns. As a result, applicable tax laws in jurisdictions where we do business could have a material adverse effect on our financial condition and results of operations.

Because we have operations across a number of international regions, we are exposed to currency risk.

A significant portion of our revenues are denominated in foreign currency. For the year ended December 31, 2016, 32% of our revenues were denominated in foreign currencies. In addition, a significant portion of our expenses are incurred in the local currencies of the countries in which we operate, including British Pound, the Euro, Swedish Krona and the Canadian Dollar. We have operations in the United States (our headquarters), Europe, the Americas and a number of other foreign countries. For financial reporting purposes, we translate all non-U.S. denominated transactions into U.S. dollars in accordance with U.S. GAAP. We therefore have significant exposure to exchange rate movements between the Pound, Euro, Kroner and Canadian Dollar and other foreign currencies towards the U.S. dollar. Fluctuations in exchange rates also affect the value of funds held by our foreign subsidiaries. Significant inflation or disproportionate changes in foreign exchange rates with respect to one or more of these currencies could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy or changes in local interest rates. These exchange rate differences will affect the translation of our non-U.S. results of operations and financial condition into U.S. dollars as part of the preparation of our consolidated financial statements.

Our reported financial results may be adversely affected by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financing Accounting Standards Board (“FASB”), the American Institute of Certified Public Accountants, the U.S. Securities and Exchange Commission (the “SEC”) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations, including changes related to revenue recognition, could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

A substantial portion of our revenue is derived from subscription or recurring revenue streams, and if our existing subscription customers elect not to renew these agreements, renew these agreements for fewer services, or renew these agreements for less expensive services, our business, financial condition and results of operations will be adversely affected.

A substantial portion of our solutions are sold pursuant to subscription agreements, and our customers have no obligation to renew these agreements. For the year ended December 31, 2016, subscription or recurring revenue streams represented approximately 82% of our revenues. As a result, we may not be able to consistently and accurately predict future renewal rates. Our subscription customers’ renewal rates may decline or fluctuate or our subscription customers may renew for fewer services or for less expensive services as a result of a number of factors, including their level of satisfaction with our solutions, budgetary or other concerns, and the availability and pricing of competing products. If large numbers of existing subscription customers do not renew these agreements, or renew these agreements on terms less favorable to us, and if we cannot replace or supplement those non-renewals with new subscription agreements generating the same or greater level of revenue, our business, financial condition and results of operations will be adversely affected.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Because we recognize subscription revenue over the term of the applicable subscription agreement, the lack of subscription renewals or new subscription agreements may not be immediately reflected in our operating results.

We recognize revenue from our subscription customers over the terms of their subscription agreements. A significant portion of our quarterly revenue usually represents deferred revenue from subscription agreements entered into during previous quarters. As a result, a decline in new or renewed subscription agreements in any one quarter will not necessarily be fully reflected in the revenue for the corresponding quarter but will negatively affect our revenue in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our solutions may not be fully reflected in our results of operations until future periods. Our model also makes it difficult for us to rapidly increase our subscription-based revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Because our cloud-based platform is sold to enterprises that often have complex operating environments, we may encounter long and unpredictable sales cycles, which could adversely affect our operating results in a given period.

Our ability to increase revenue and achieve profitability depends, in large part, on widespread acceptance of our cloud-based platform by enterprises. As we target our sales efforts at these customers, we face greater costs, longer sales cycles and less predictability in completing some of our sales. As a result of the variability and length of the sales cycle, we have limited ability to forecast the timing of sales. A delay in or failure to complete sales could harm our business and financial results, and could cause our financial results to vary significantly from period to period. Our sales cycle varies widely, reflecting differences in potential customers’ decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

•	customers’ budgetary constraints and priorities, including with respect to resource allocation between PR and marketing and paid versus owned media;
•	the timing of customers’ budget cycles;
•	the need by some customers for lengthy evaluations prior to purchasing products; and
•	the length and timing of customers’ approval processes.

Our typical direct sales cycles for more substantial enterprise customers can often be long, and we expect that this lengthy sales cycle may continue or could even increase as our products become more complex and we are asked to tailor our solutions to our enterprise customer needs. Longer sales cycles could cause our operating results and financial condition to suffer in a given period. If we cannot adequately scale our direct sales force, we will experience further delays in signing new customers, which could slow our revenue growth.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, See the section entitled “Business — Industry.”

Our revenue growth rate in recent periods, which depends in part on the success of our efforts to sell and cross-sell additional services to existing customers, may not be indicative of our future performance.

The success of our strategy is dependent, in part, on the success of our efforts to sell and cross-sell additional services, whether internally developed or acquired in an acquisition, to our existing customers. These customers might choose not to expand their use of or make additional purchases of our solutions or may choose to diversify the PR solution providers with which they do business. If we fail to generate

Confidential Treatment Requested by Cision Ltd. under Rule 83 additional business from our current customers, our revenue could grow at a slower rate or decrease. Our historical revenue growth rates are not indicative of future growth, and we may not achieve similar revenue growth rates in future periods. You should not rely on our revenue for any prior quarterly or annual periods as an indication of our future revenue or revenue growth. Our operating results may vary as a result of a number of factors, including our ability to execute on our business strategy and compete effectively for customers and business partners and other factors that are outside of our control. If we are unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it could be difficult to achieve or maintain profitability.

A portion of our services is provided on a non-recurring basis for specific projects, and our inability to replace large projects when they are completed or otherwise terminated has adversely affected, and could in the future adversely affect, our revenues and results of operations.

We provide a portion of our services for specific projects that generate revenues that terminate on completion of a defined task. For the year ended December 31, 2016, approximately 2.2% of our revenue was related to project-based non-recurring revenue activities. While we seek, wherever possible, on completion or termination of large projects, to counterbalance periodic declines in revenues with new arrangements to provide services to the same customer or others, our inability to obtain sufficient new projects to counterbalance any decreases in such work may adversely affect our future revenues and results of operations.

We depend on search engines to attract new customers and to generate readership for our customers’ online news releases, and if those search engines change their listings or our relationship with them deteriorates or terminates, we may lose customers or be unable to attract new customers and our business and reputation may be harmed.

We rely on search engines to attract new customers, and many of our customers locate our websites by clicking through on search results displayed by search engines such as Google, Bing and Yahoo!. Search engines typically provide two types of search results, algorithmic and purchased listings. Algorithmic search results are determined and organized solely by automated criteria set by the search engine and a ranking level cannot be purchased. Advertisers can also pay search engines to place listings more prominently in search results in order to attract users to advertisers’ websites. We rely on both algorithmic and purchased listings to attract customers to our websites. Search engines revise their algorithms from time to time in an attempt to optimize their search result listings. If search engines on which we rely for algorithmic listings modify their algorithms, then our websites may not appear at all or may appear less prominently in search results, which could result in fewer customers clicking through to our websites, requiring us to resort to other potentially costly resources to advertise and market our services. If one or more search engines on which we rely for purchased listings modifies or terminates its relationship with us, our expenses could rise, or our revenue could decline and our business may suffer. Additionally, the cost of purchased search listing advertising is rapidly increasing as demand for these channels grows, and further increases could greatly increase our expenses.

Moreover, our news distribution service depends upon the placement of our customers’ online press releases. If search engines on which we rely modify their algorithms or purposefully block our content, then information distributed via our news distribution service may not be displayed or may be displayed less prominently in search results, and as a result we could lose customers or fail to attract new customers and our results of operations could be adversely affected.

If we fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education, training and customer support is important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our platforms, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and continue to integrate acquired businesses. If we do not provide effective and timely ongoing support, our ability to sell additional features to, or to retain, existing customers may suffer, and our reputation with existing or potential customers may be harmed.

Confidential Treatment Requested by Cision Ltd. under Rule 83

If the delivery of our customers’ emails is limited or blocked, customers may cancel their accounts.

Internet service providers (“ISPs”) can block emails from reaching their users. The implementation of new or more restrictive policies by ISPs may make it more difficult to deliver our customers’ emails. If ISPs materially limit or halt the delivery of our customers’ emails, or if we fail to deliver our customers’ emails in a manner compatible with ISPs’ email handling, authentication technologies or other policies, then customers may cancel their accounts which could harm our business and financial performance.

Various private spam blacklists may interfere with the effectiveness of our products and our ability to conduct business.

We depend on email to market to and communicate with our customers, and our customers rely on email to communicate with journalists, social media influencers, and their customers and members. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that exceed legal requirements and classify certain email solicitations that comply with legal requirements as spam. Some of these entities maintain “blacklists” of companies and individuals, and the websites, ISPs and Internet protocol addresses associated with those entities or individuals. If a company’s Internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist. If our services are blacklisted, our customers may be unable to effectively use our services, and as a result we could lose customers or fail to attract new customers and our results of operations could be adversely affected.

If our solutions fail to perform properly or if they contain technical defects, our reputation would be harmed, our market share would decline and we could be subject to product liability claims.

Our cloud-based software may contain undetected errors or defects that may result in product failures, misleading reports or otherwise cause our solutions to fail to perform in accordance with customer expectations. Because our customers use our solutions for important aspects of their business, any errors or defects in, or other performance problems with, our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, we could lose future sales, our existing subscription customers could elect to not renew or, in certain circumstances, terminate their agreements with us. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources. If one or more of our solutions fail to perform or contain a technical defect, a customer may assert a claim against us for substantial damages, whether or not we are responsible for our solutions’ failure or defect. Product liability claims could require us to spend significant time and money in litigation or arbitration/dispute resolution or to pay significant settlements or damages.

Our news distribution service is a trusted information source, and our customers rely on our email services to communicate with journalists, social media influencers, and their customers and members. To the extent we were to distribute an inaccurate or fraudulent press release or our customers used our services to transmit negative messages or website links to harmful applications, reproduce and distribute copyrighted and trademarked material without permission, or report inaccurate or fraudulent data or information, our reputation could be harmed, even though we are not responsible for the content distributed via our services.

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred operating losses in the past and we may incur operating losses in the future. Our recent operating losses were $19.6 million in 2016, $27.6 million in 2015 and $100.9 million in 2014. We expect our operating expenses to increase as we continue to expand our operations, and if our increased operating expenses exceed our revenue growth, we may not be able to generate operating income.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

We have significant net operating losses. Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), its ability to use its pre-change

Confidential Treatment Requested by Cision Ltd. under Rule 83 net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. If we undergo an ownership change, we may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. Federal and state income tax purposes and the utilization of other tax attributes to reduce our Federal and state income tax expense.

If we are required to collect sales and use or other taxes on our solutions, we may be subject to liability for past sales and our business, financial condition and results of operations may be adversely affected.

Taxing jurisdictions, including state and local entities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services and e-commerce transactions in general in various jurisdictions is a complex and evolving issue. It is possible that we could face sales tax audits and an assertion that we should be collecting sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes. The imposition of Internet usage taxes or enhanced enforcement of sales tax laws could result in substantial tax liabilities for past sales or could have an adverse effect on our business, financial condition and results of operations.

Our international operations subject us to risks inherent in doing business on an international level, any of which could increase our costs and hinder our growth.

The operations of our non-U.S. business are subject to the risk inherent in international operations. Our expansion into lower cost locations may increase operational risk. Some of these economies may be subject to greater political, economic and social uncertainties than countries with more developed institutional structures. Political, economic or social events or developments in one or more of these countries could adversely affect our operations and financial results.

We operate a global business. For the year ended December 31, 2016, 32% of our revenue was derived from Europe (including the United Kingdom), Canada, Asia and Latin America. We are subject to certain adverse economic factors relating to overseas economies generally, including foreign currency fluctuation, inflation, external debt, a negative balance of trade and underemployment. Risks associated with our international business activities include:

•	difficulties in managing international operations, including overcoming logistical and communications challenges;
•	local competition;
•	trade and tariff restrictions;
•	price or exchange controls;
•	currency control regulations;
•	foreign tax consequences;
•	labor disputes and related litigation and liability;
•	limitations on repatriation of earnings;
•	compliance with foreign laws and different legal standards; and
•	changing laws and regulations, occasionally with retroactive effect.

The occurrence of any one of these risks could negatively affect our international operations and, consequently, our results of operations generally.

Our reputation could be damaged or our profitability could suffer if we do not meet the controls and procedures in respect of the services and solutions we provide to our customers, or if we contribute to our customers’ internal control deficiencies.

Our customers may perform audits or require us to perform audits, provide audit reports or obtain certifications with respect to the controls and procedures that we use in the performance of services for such customers, especially when we process data or information belonging to them. Our ability to acquire new

Confidential Treatment Requested by Cision Ltd. under Rule 83 customers and retain existing customers may be adversely affected and our reputation could be harmed if we cannot obtain an appropriate certification or opinion with respect to our controls and procedures in connection with any such audit in a timely manner. Additionally, our profitability could suffer if our controls and procedures were to fail or to impair our customers’ ability to comply with their own internal control requirements.

We may dispose of or discontinue existing products and services, which may adversely affect our business, financial condition and results of operations.

We continually evaluate our various products and services in order to determine whether any should be discontinued or, to the extent possible, divested. We cannot guarantee that we have correctly forecasted, or will correctly forecast in the future, the right products or services to dispose of or discontinue, or that our decision to dispose of or discontinue various investments, products or services is prudent. There are no assurances that the discontinuance of various products or services will reduce our operating expenses or will not cause us to incur material charges with such a decision. The disposal or discontinuance of existing solutions presents various risks, including, but not limited to the inability to find a purchaser for a product or service or the purchase price obtained will not be equal to at least the book value of the net assets for the product or service, managing the expectations of, and maintaining good relations with, our customers who previously purchased discontinued solutions, which could prevent us from selling other products to them in the future. We may also incur other significant liabilities and costs associated with our disposal or discontinuance of solutions, including, but not limited to employee severance costs and excess facilities costs, all of which could have an adverse effect on our business, financial condition and results of operations.

The loss of key personnel or of our ability to attract, recruit, retain and develop qualified employees could adversely affect our business, financial condition and results of operations.

Our success depends upon the continued services of our senior management and other key personnel who have substantial experience in the PR software and services industry and the markets in which we offer our services. In addition, our success depends in large part upon the reputation within the industry of our senior managers. Further, in order for us to continue to successfully compete and grow, we must attract, recruit, develop and retain personnel, including key executives of organizations we acquire, who will provide us with expertise across the entire spectrum of our intellectual capital needs. Our success also depends on the skill and experience of our sales force, which we must continuously work to maintain. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining the continuity of our operations. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors.

Failure to retain or attract key personnel could impede our ability to grow and could result in our inability to operate our business profitably. In addition, contractual obligations related to confidentiality, assignment of intellectual property rights, and non-solicitation may be ineffective or unenforceable and departing employees may share our proprietary information with competitors in ways that could adversely impact us, or seek to solicit customers or recruit our key personnel to competing businesses.

Labor disruptions could materially adversely affect our business, financial condition and results of operations.

As of December 31, 2016, we had approximately 3,130 global employees, with approximately 1,445 employees located in the United States and 1,685 employees located internationally. In various countries, local law requires our participation in works councils, and we have approximately 500 employees working under collective bargaining agreements. While we have not experienced any material work stoppages at any of our facilities, any stoppage or slowdown could cause material interruptions in our business, and we cannot assure you that alternate qualified personnel would be available on a timely basis, or at all. As a result, labor disruptions at any of our locations could materially adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Natural disasters and other events beyond our control could adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, our servers and data centers and the global economy, and thus could have a strong negative effect on us. Our business operations and our servers and data centers are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to continue operations, and could decrease demand for our platform. Our primary data centers are located in Chicago, IL, Sterling, VA, and Piscataway, NJ, and our secondary data centers include facilities in Dallas, TX and London, UK, making our business particularly susceptible to natural disasters in those areas as well as in areas where our third-party data centers are located. Any natural disaster affecting our data centers could have an adverse effect on our financial condition and operating results.

Political uncertainty, political unrest or terrorism could adversely affect business conditions in those regions, which in turn could disrupt our business and adversely impact our results of operations and financial condition.

We conduct business in countries and regions that are vulnerable to disruptions from political uncertainty, political unrest or terrorist acts. Any damage or disruption from political uncertainty, political unrest or terrorist acts would damage our ability to provide services, in whole or in part, and/or otherwise damage our operations and could have an adverse effect on our business, financial condition or results of operations. Further, political tensions and escalation of hostilities could adversely affect our operations in these countries and therefore adversely affect our revenues and results of operations. Terrorist attacks and other acts of violence or war could affect us or our clients by disrupting normal business practices for extended periods of time and reducing business confidence. In addition, acts of violence or war may make travel more difficult and may effectively curtail our ability to serve our clients’ needs, any of which could adversely affect our results of operations.

Trends in print news and media readership could have a material adverse effect on our financial performance.

The volume of content from print news sources has declined in recent years, which has reduced the volume of print news stories delivered through our content offerings. This has largely been driven by a decline in print media readership which has in turn seen a reduction in media publisher revenue and journalist numbers associated with media such as print newspapers. If the volume of content continues to decline (e.g., because of further reductions in journalist numbers by print media publishers), and if we are unable to offset this decline with our current and/or future other software and services, our future financial performance could be adversely affected.

The development of self-service media intelligence offerings and related technology could have a material adverse effect on our business.

The proliferation of digital, free-to-access news content has led to the introduction of low-cost or free self-service media intelligence offerings. Moreover, our insights group provides human-generated media intelligence analysis and consultation to some of our larger customers. More efficient or cost-effective technology that replaces the need for such human-generated analysis could have an adverse effect on our business. Our future financial performance could be affected by customers adopting these low-cost, self-service media intelligence platforms and technologies.

Decisions to declare future dividends on our Ordinary Shares will be at the discretion of our board of directors based upon a review of relevant considerations. Accordingly, there can be no guarantee that we will pay future dividends to our shareholders.

Future declarations of quarterly dividends and the establishment of future record and payment dates are subject to approval by the board of directors and subject to certain limitations set forth in the agreements governing our credit facilities. The board’s determination to declare dividends will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other

Confidential Treatment Requested by Cision Ltd. under Rule 83 factors that the board deems relevant. Based on an evaluation of these factors, the board of directors may determine not to declare future dividends at all or to declare future dividends at a reduced amount. Accordingly, there can be no guarantee that we will pay future dividends to our shareholders.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law of the Cayman Islands (2016 Revision) (the “Companies Law”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less exhaustive body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. As a result, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and a portion our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. It may not be possible to enforce certain court judgments obtained in the United States against us (or our directors or officers) in the Cayman Islands. We have been advised that there is no statutory enforcement in the Cayman Islands of judgments obtained in United States courts, and such matters are governed by the common law of the Cayman Islands. Uncertainty exists as to whether the courts of the Cayman Islands would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or
•	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. We are further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, will ordinarily be recognized and enforced in the courts of the Cayman Islands without re-examination of the merits, at common law. For more information regarding the relevant laws of the Cayman Islands, see the section entitled “Description of Securities — Enforcement of civil liabilities.”

Confidential Treatment Requested by Cision Ltd. under Rule 83

Risks Related to Our Finances and Capital Structure

We have and will continue to have high levels of indebtedness.

As of June 30, 2017, Cision had $33.5 million of outstanding borrowings and $1.3 million of outstanding letters of credit under the 2016 Revolving Credit Facility and $1,119 million outstanding under the 2016 First Lien Term Loan Facility. In August 2017, we refinanced the 2016 First Lien Credit Facility and repaid all amounts outstanding thereunder and also entered into an incremental facility, the 2017 First Lien Credit Facility. Because borrowings under our credit facilities bear interest at variable rates, any increase in interest rates on debt that we have not fixed using interest rate hedges will increase our interest expense, reduce our cash flow or increase the cost of future borrowings or refinancings. Our indebtedness could have important consequences to our investors, including, but not limited to:

•	increasing vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;
•	requiring the dedication of a substantial portion of cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;
•	limiting flexibility in planning for, or reacting to, changes in its business and the competitive environment; and
•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

Other than variable rate debt, we believe our business has relatively large fixed costs and low variable costs, which magnifies the impact of revenue fluctuations on our operating results. As a result, a decline in our revenue may lead to a relatively larger impact on operating results. A substantial portion of our operating expenses will be related to personnel costs, regulation and corporate overhead, none of which can be adjusted quickly and some of which cannot be adjusted at all. Our operating expense levels will be based on our expectations for future revenue. If actual revenue is below management’s expectations, or if our expenses increase before revenues do, both revenues less transaction-based expenses and operating results would be materially and adversely affected. Because of these factors, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our Ordinary Shares may be adversely affected.

The credit agreement in respect of Cision’s 2017 First Lien Credit Facility contains a change of control provision that could require Cision to amend or refinance its indebtedness.

The credit agreement in respect of Cision’s 2017 First Lien Credit Facility provides that an event of default will occur upon specified change of control events, which include Cision ceasing to beneficially own directly or indirectly all of the voting equity interests of certain credit parties thereunder. In addition, a change of control event occurs if any person or group beneficially owns directly or indirectly a majority of the voting equity interests of Cision (other than the Sponsor and certain other specified persons). Although we do not currently anticipate that any such person will beneficially own a majority of the Ordinary Shares prior to our amendment or refinancing of this indebtedness, no person is contractually obligated to retain the Ordinary Shares it holds. If we are unable to amend these agreements or refinance this indebtedness, we will be limited in our ability to issue additional equity to any person which would acquire a majority of Ordinary Shares following such issuance and will need to rely on other sources of financing, including additional borrowings.

Our ability to pay dividends in the future will be subject to our subsidiaries’ ability to distribute cash to us.

We do not anticipate that our board of directors will declare dividends in the foreseeable future. If we decide to declare dividends in the future, as a holding company, we will require dividends and other payments from our subsidiaries to meet such cash requirements. Our credit agreements place certain contractual restrictions on our subsidiaries’ ability to make distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview” for a discussion of our credit facilities’ restrictions on our subsidiaries’ ability to make distributions to us. In

Confidential Treatment Requested by Cision Ltd. under Rule 83 addition, minimum capital requirements may indirectly restrict the amount of dividends paid upstream, and repatriations of cash from our subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. If our subsidiaries are unable to distribute cash to us and we are unable to pay dividends, our Ordinary Shares may become less attractive to investors and the price of our Ordinary Shares may become volatile.

Future changes to U.S. and foreign tax laws could adversely affect us.

The U.S. government, the Organisation for Economic Co-operation and Development and other governmental agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. In addition, legislative proposals have been put forth in the U.S. that may limit deductibility of interest and/or impose a border adjustment tax. It is unclear whether any such proposals or other proposals will be enacted.

As a result, the tax laws in the United States and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect us.

The withdrawal of the U.K. from the European Union (commonly referred to as Brexit) may cause an increase in our taxes including withholding taxes on repatriation of cash from jurisdictions that are members of the European Union to or through any of our U.K. subsidiaries as a result of the U.K. no longer being entitled to benefits provided by the European Union directives.

The so called “anti-inversion” rules under U.S. federal tax law may impose adverse consequences or apply limitations on our ability to engage in future acquisitions.

Under Section 7874 of the Code, if, following an acquisition of a U.S. corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock by (vote and value) is considered to be held by former shareholders of the U.S. corporation by reason of holding stock of such U.S. corporation then the acquiring corporation could be treated as a U.S. corporation for U.S. federal tax purposes even though it is a corporation created and organized outside the United States.

In addition, following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions if the shareholders of the acquired U.S. corporation hold at least 60% (but less than 80%), by either vote or value, of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. corporation, and certain other conditions are met.

Because Cision is a non-U.S. corporation, Section 7874 of the Code and the regulations thereunder may apply with respect to potential future acquisitions of U.S. corporations by Cision. As a result, these rules may impose adverse consequences or apply limitations on our ability to engage in future acquisitions.

If Cision is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

If 75% or more of Cision’s gross income in a taxable year, including its pro-rata share of the gross income of any company, U.S. or foreign, in which Cision is considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then Cision will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, Cision will be considered to be a PFIC if at least 50% of its assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including its pro-rata share of the assets of any company in which it is considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as PFIC for all subsequent taxable years. If Cision were to be a PFIC, and a U.S. holder does not make an election to treat Cision as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. holder, and any gain recognized by a U.S. holder on a disposition of Cision’ ordinary

Confidential Treatment Requested by Cision Ltd. under Rule 83 shares, would be taxed in an unfavorable way. Among other consequences, Cision’s dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of Cision’s shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether Cision would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset its passive income in the calculation of gross income. Although Cision does not expect that it will be a PFIC in the future, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that it will not become a PFIC. If Cision does become a PFIC in the future, U.S. holders who hold ordinary shares during any period when Cision is a PFIC will be subject to the foregoing rules, even if Cision ceases to be a PFIC, subject to exceptions for U.S. holders who made a timely QEF or mark-to-market election, or certain other elections. Cision does not currently intend to prepare or provide the information that would enable you to make a Qualified Electing Fund election. Accordingly, Cision’s shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

We incur increased costs and obligations as a result of being a public company.

As a privately held company, Cision was not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities.

Furthermore, the maintenance of the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We may remain an “emerging growth company” until October 19, 2020 (the fifth anniversary of the consummation of our predecessor’s initial public offering) or until such earlier time that we have more than $1.07 billion in annual revenues, have more than $700.0 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact earnings.

As an “emerging growth company,” we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of

Confidential Treatment Requested by Cision Ltd. under Rule 83 the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. Cision has elected to take advantage of such extended transition period. We cannot predict if investors will find our Ordinary Shares less attractive because we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active market for our Ordinary Shares and our share price may be more volatile.

If we do not develop and implement all required accounting practices and policies, we may be unable to provide the financial information required of a U.S. publicly traded company in a timely and reliable manner.

If we fail to develop and maintain effective internal controls and procedures and disclosure procedures and controls, we may be unable to provide financial information and required SEC reports that a U.S. publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could penalize us, including by limiting our ability to obtain financing, either in the public capital markets or from private sources and hurt our reputation and could thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies could result in our failure to meet the requirements for listing of our Ordinary Shares on a national securities exchange.

The price of Cision Ordinary Shares may be volatile.

The price of Cision Ordinary Shares may fluctuate due to a variety of factors, including:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in industry;
•	mergers and strategic alliances in the industry in which Cision operates;
•	market prices and conditions in the industry in which Cision operates;
•	changes in government regulation;
•	potential or actual military conflicts or acts of terrorism;
•	the failure of securities analysts to publish research about us, or shortfalls in our operating results compared to levels forecast by securities analysts;
•	announcements concerning us or our competitors; and
•	the general state of the securities markets.

These market and industry factors may materially reduce the market price of our Ordinary Shares, regardless of our operating performance.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Ordinary Shares.

We currently expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage, if no analysts commence coverage of us, the trading price and volume for our Ordinary Shares could be adversely affected.

Confidential Treatment Requested by Cision Ltd. under Rule 83

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants (other than the private warrants) at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, if the last reported sales price (or the closing bid price of our Ordinary Shares in the event the Ordinary Shares are not traded on any specific trading day) of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force a warrant holder: (i) to exercise warrants and pay the exercise price therefore at a time when it may be disadvantageous for you to do so, (ii) to sell warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, will be substantially less than the market value of your warrants.

Cision may issue additional Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Cision’s Ordinary Shares.

Cision may issue an aggregate of 6,000,000 Ordinary Shares to Cision Owner upon achievement of milestone targets of which 2,000,000 of such shares will be issued to Cision Owner as a result of the achievement of the initial milestone target being met on October 30, 2017. Cision’s issuance of additional Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

•	Cision’s existing shareholders’ proportionate ownership interest in Cision will decrease;
•	the amount of cash available per share, including for payment of dividends in the future, may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of Cision’s Ordinary Shares may decline.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including, among other things:

•	provisions that authorize our board of directors, without action by our shareholders, to issue additional Ordinary Shares and preferred shares with preferential rights determined by our board of directors;
•	provisions that permit only a majority of our board of directors, the chairman of our board of directors or, for so long as Cision Owner beneficially and its affiliates own at least 10% of our Ordinary Shares, Cision Owner to call shareholder meetings and therefore do not permit shareholders to call shareholder meetings;
•	provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; provided, however, at any time when Cision Owner beneficially owns, in the aggregate, at least 5% of our Ordinary Shares, such advance notice procedure will not apply to it; and
•	a staggered board whereby our directors are divided into three classes, with each class subject to retirement and re-election once every three years on a rotating basis.

Confidential Treatment Requested by Cision Ltd. under Rule 83

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered board of directors, at least two annual meetings of shareholders will generally be required in order to effect a change in a majority of our directors. Our staggered board of directors can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board of directors in a relatively short period of time.

Confidential Treatment Requested by Cision Ltd. under Rule 83

USE OF PROCEEDS

We will not receive any proceeds from the sale of securities offered by any of the selling shareholders. We will be responsible for certain of the expenses incurred in connection with the offering of the selling shareholders’ securities. The selling shareholders will pay any underwriting discounts and commissions incurred in connection with the sale of the ordinary shares pursuant to this prospectus.

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017 on a historical basis. This table should be read in conjunction with the information provided in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere herein.

(in thousands)	As of June 30, 2017
Cash and cash equivalents	$337,659
Long-term liabilities:
Credit Facilities (net of current portion):
2016 First Lien Term Loan Facility	1,107,550
2016 Second Lien Credit Facility(1)	370,000
Revolving line of credit(2)	33,475
Unamortized debt discount and issuance costs	(95,760)
Deferred revenue	1,428
Deferred tax liability	67,758
Other liabilities	19,129
Total long-term liabilities	$1,503,580
Convertible Preferred Equity(3)	—
Shareholders equity:
Ordinary shares	12
Additional paid-in-capital	769,602
Accumulated other comprehensive loss	(51,308)
Accumulated deficit	(339,444)
Total shareholders’ equity(4)	$378,862
Total capitalization	$1,882,442

(1)	In connection with the Transactions, we repaid a portion of the 2016 Second Lien Credit Facility. Due to the redemptions incident to the Closing of the Merger, we actually repaid $294 million of the 2016 Second Lien Credit Facility, plus a 1% fee and interest, and we had $370.0 million outstanding under our 2016 Second Lien Credit Facility as of June 30, 2017.
(2)	At June 30, 2017, we had $1.3 million in outstanding letters of credit under the 2016 Revolving Credit Facility, and we had $40.2 million available for borrowing, subject to certain limitations.
(3)	The convertible preferred equity certificates (“CPECs”) were initially issued by Cision Owner to Cision Luxco to facilitate a tax efficient distribution of funds from Cision Luxco to Cision Owner and to enable Cision Luxco to pursue its long term strategic objectives, including completing and integrating a number of significant business combinations, as opposed to funding short term working capital needs. We have obtained a waiver from Cision Owner that the CPECs will not be put for at least ten years from June 14, 2017. This waiver does not result in long term classification of the CPECs, however, it clearly excludes the CPECs from the analysis as to our sufficiency of resources to meet current and long term funding requirements. Cision Owner contributed the CPECs to Cision in connection with the Contribution and Exchange.
(4)	This table does not give effect to the exercise of any of the Public Warrants pursuant to their terms.

Confidential Treatment Requested by Cision Ltd. under Rule 83

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical financial information derived from (i) our unaudited financial statements included elsewhere in this prospectus as of and for the six months ended June 30, 2017 and 2016, (ii) our audited financial statements included elsewhere in this prospectus as of December 31, 2016 and 2015 and for Fiscal 2014. You should read the following selected financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

(in thousands except share and per share amounts)	Six months ended June 30,		For the year ended December 31, 2016	For the year ended December 31, 2015
	2017	2016			Fiscal 2014
Statement of Operations Data:
Revenue	$302,949	$168,530	$467,772	$333,958	$170,114
Cost of revenue	94,284	60,657	162,583	125,006	74,552
Gross profit	208,665	107,873	305,189	208,952	95,562
Operating costs and expenses
Sales and marketing	55,300	35,238	92,594	71,603	56,029
Research and development	11,018	7,298	19,445	16,604	5,657
General and administrative	81,692	54,321	135,737	88,448	112,722
Amortization of intangible assets	43,477	25,601	77,058	59,914	22,065
Total operating costs and expenses	191,487	122,458	324,834	236,569	196,473
Operating income (loss)	17,178	(14,585)	(19,645)	(27,617)	(100,911)
Non operating income (losses)
Foreign exchange gains (losses)	(2,634)	5,649	6,299	(10,886)	(10,992)
Equity in earnings of unconsolidated affiliate	—	—	241	—	—
Interest and other income, net	2,273	268	590	5,750	339
Interest expense	(73,243)	(35,820)	(117,997)	(61,398)	(28,408)
Loss on extinguishment of debt	—	(23,591)	(23,591)	—	—
Total non operating loss	(73,604)	(53,494)	(134,458)	(66,534)	(39,061)
Loss before income taxes	(56,426)	(68,079)	(154,103)	(94,151)	(139,972)
Provision for (benefit from) income taxes	(14,285)	(32,967)	(55,691)	(3,607)	(31,010)
Net loss	$(42,141)	$(35,112)	$(98,412)	$(90,544)	$(108,962)
Per Share Data:
Pro forma loss per share – basic and diluted(1)	$(0.17)		$(0.68)
Pro forma weighted average shares outstanding(1)	121,090,690		121,045,587
Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$18,108	$976	$17,373	$22,422	$(50,804)
Investing activities	(43,391)	(812,247)	(819,416)	(10,664)	(771,555)
Financing activities	326,398	813,910	808,353	(8,568)	851,819

(1)	Pro forma net loss per share-basic and diluted and pro forma weighted average shares outstanding for the year ended December 31, 2016 and for the six months ended June 30, 2017 gives effect to the consummation of Transactions.

	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Balance Sheet Data:
Cash and cash equivalents	$337,659	$35,135	$30,606
Total assets	2,124,208	1,787,068	918,930
Total liabilities	1,745,346	2,146,121	1,124,958
Mandatory redeemable stockholders’ equity	—	701	649
Total stockholders’ deficit	378,862	(359,754)	(206,677)

Confidential Treatment Requested by Cision Ltd. under Rule 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis together with “Selected Consolidated Financial and Other Data” and Cision Luxco’s audited financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about Cision’s business, operations and industry that involve risks and uncertainties, such as statements regarding Cision’s plans, objectives, expectations and intentions. Cision’s future results and financial condition may differ materially from those currently anticipated by Cision as a result of the factors described in the sections entitled “Risk Factors” and “Information Regarding Forward-Looking Statements.” Throughout this section, unless otherwise noted “we”, “us” and the “Company” refer to Cision and its consolidated subsidiaries. Certain amounts in this section may not foot due to rounding.

Overview

We are a leading global provider of PR software, media distribution, media intelligence and related professional services according to Burton-Taylor International Consulting LLC, as measured by total revenue. Public relations and communications professionals use our products and services to help manage, execute, and measure their strategic public relations and communications programs. Similar to Bloomberg for finance professionals, LinkedIn for HR professionals, and Salesforce for sales professionals, we are an industry standard SaaS solution for PR and marketing professionals, and are deeply embedded in industry workflow. We deliver a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, Cision® Communications Cloud® (“C3”), a cloud-based platform that integrates each of our point solutions into a single unified interface, arms brands with the insights they need to link their earned media to strategic business objectives, while aligning it with owned and paid channels. This platform enables companies and brands to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence. We have more than 75,000 customers and an expansive global reach, spanning most major international markets around the globe including those outside of the United States such as Canada, China, India, EMEA, and Latin America, which, in aggregate, accounted for 32% of our 2016 revenue.

The Merger and Formation of Cision Ltd.  On June 29, 2017, at an Annual Meeting of stockholders, the parties to the Agreement and Plan of Merger, dated as of March 19, 2017 and amended as of April 7, 2017, by and among Capitol Acquisition Corp. III (“Capitol”), Capitol Acquisition Holding Company Ltd., renamed Cision Ltd. on June 29, 2017 (“Holdings”), Capitol Acquisition Merger Sub, Inc. (“Merger Sub”), Canyon Holdings (Cayman), L.P. (“Cision Owner”) and Cision Luxco (“Canyon Holdings S.à r.l.”) (the “Merger Agreement”), consummated (a) the contribution by Cision Owner of all of its share capital and convertible preferred equity certificates in Cision Luxco in exchange for shares and warrants of Holdings and (b) the merger of Merger Sub with and into Capitol with Capitol being the surviving entity in the merger (together, the “Transactions”). At the Annual Meeting of stockholders on June 29, 2017, holders of 490,078 shares of Capitol common stock exercised their rights to convert those shares to cash at a conversion price of approximately $10.04 per share, or an aggregate of approximately $4.9 million. The per share conversion price of approximately $10.04 for holders of public shares electing conversion was paid out of Capitol’s trust account, which had a balance immediately prior to the Closing of approximately $326.3 million. Of the remaining funds in the trust account: (i) approximately $16.2 million was used to pay Capitol’s transaction expenses and (ii) the balance of approximately $305.2 million was released to Cision to be used for working capital and general corporate purposes, including to pay down $294.0 million of the 2016 Second Lien Credit Facility, plus a 1% fee and interest. Immediately after giving effect to the Transactions (including as a result of the conversions described above and certain forfeitures of Capitol common stock and warrants immediately prior to the closing), there were 120,512,402 ordinary shares and warrants to purchase 24,375,596 ordinary shares of Cision issued and outstanding. Upon the closing, Capitol’s common stock, warrants and units ceased trading, and Cision’s ordinary shares and warrants began trading on the NYSE and NYSE MKT, respectively, under the symbol “CISN” and “CISN WS” respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Acquisitions and Divestitures

Since the formation of the Company in April 2014, we have acquired seven businesses and we have divested of three businesses, as set forth below.

Acquisition of Vocus.  On May 30, 2014, we acquired all of the outstanding shares of Vocus, Inc. (“Vocus”), a provider of cloud-based software, services and tools for the marketing and public relations industry for approximately $454.7 million in cash.

Acquisition of Visible.  On September 12, 2014, we acquired substantially all of the assets of Visible, Inc. (“Visible”), a provider of advanced social intelligence and engagement tools for social media monitoring, data analytics and insights, and customer engagement through a cloud-based software platform for $7.1 million in cash.

Acquisition of Gorkana.  On October 21, 2014, we acquired substantially all of the assets of Discovery Group Holdings Ltd. (“Gorkana”), a provider of media intelligence and information, offering PR and marketing professionals access to customized solutions through a cloud-based software platform in the United Kingdom for $268.9 million in cash.

Acquisition of Viralheat.  On March 20, 2015, we acquired substantially all of the assets of Viralheat, Inc. (“Viralheat”), a social media engagement platform for $4.5 million in cash.

Divestiture of Cision UK and Vocus UK.  On June 24, 2015, we divested certain assets of our Cision UK and Vocus UK businesses for approximately $2.1 million in cash.

Acquisition of PR Newswire.  On June 16, 2016, we acquired substantially all of the assets of PRN Group (“PR Newswire”), a provider of premium wire distribution services for $813.3 million in cash and the issuance of Class A LP Units of Cision Owner with a value of $40.0 million.

Divestiture of Agility.  On July 7, 2016, we divested certain assets related to our Agility business for approximately $4.3 million in cash. The Agility business was acquired in conjunction with our acquisition of PR Newswire.

Divestiture of Vintage.  On March 10, 2017, we sold substantially all of the assets of our Vintage Corporate Filings business for approximately $26.6 million and received approximately $23.7 million in cash after escrow and expenses.

Acquisition of Bulletin Intelligence.  On March 27, 2017, we acquired all of the outstanding membership interests of Bulletin Intelligence, LLC, Bulletin News Network, LLC and Bulletin News Investment, LLC (“Bulletin Intelligence”), which has written the daily White House News Summary for the Executive Office of the President since 2001, and which also provides custom, expert-curated executive briefings to the CEOs and C-suites of many of the U.S.’ largest businesses, for $60.5 million in cash, issuance of 70,000 Class A LP units of Cision Owner, with a value of $5.2 million, and contingent consideration valued at $6.1 million.

Acquisition of Argus.  On June 22, 2017, we acquired all of the outstanding shares of L’Argus de la Presse (“Argus”), a Paris-based provider of media monitoring solutions, for $6.8 million paid at closing in cash and up to $1.2 million to be paid in cash over the next four years.

The results of operations of these acquired businesses and divestitures have been included in our financial statements since the applicable acquisition date or through the divestiture date. For more information regarding these transactions, see Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this report.

Recent Developments

On July 7, 2017, we repaid $294.0 million of our 2016 Second Lien Credit Facility, plus a 1% fee and interest. On August 4, 2017, we entered into a refinancing amendment and incremental facility amendment (the “2017 First Lien Credit Facility”) to the 2016 First Lien Credit Facility, with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders. The 2017 First Lien Credit Facility provides for a tranche of refinancing term loans that refinanced the term loans under

Confidential Treatment Requested by Cision Ltd. under Rule 83 the 2016 First Lien Credit Facility in full and provided for additional term loans of $131.2 million. We used the proceeds from the 2017 First Lien Term Credit Facility to repay all amounts then outstanding under the 2016 First Lien Credit Facility, repay all amounts outstanding under the 2016 Second Lien Credit Facility and pay all related fees and expenses, and we retained remaining cash for general corporate purposes. We terminated the 2016 Second Lien Credit Facility in connection with establishing the 2017 First Lien Credit Facility. For more information about these recent developments, see the “Liquidity and Capital Resources” section below.

Sources of Revenues

We derive our revenue from subscription arrangements and related professional services in connection with our cloud-based software and services offerings. We also derive revenues from news distribution services on both a subscription basis and separately from non-subscription arrangements. We recognize revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable.

Our separate units of accounting consist of subscription services, transactional services and professional services. The subscription services include access to our cloud-based software, hosting services, content and content updates and customer support. Our subscription agreements are typically one to three years in length and are non-cancelable, though customers have the right to terminate their agreements for cause if we materially breach our obligations under the agreement. Subscription agreements do not provide customers the right to take possession of the software at any time. We do not charge customers an up-front fee for use of the technology. Implementation activities are insignificant and not subject to a separate fee. In certain cases, we charge annual membership fees which are recognized over the one year membership period.

We also distribute individual news releases to thousands of distribution points on the Internet, which are then indexed by major search engines and also directly to journalists and other key constituents. Dependent on the nature of the contract with the customer, we recognize revenue on subscription basis over the term of the subscription, or on a per-transaction basis when the press releases are made available to the public.

Professional services include broadcast and webcast production. For these services, revenue is recognized when the specific performance is completed and customer acceptance is received.

When sold together, revenue from our different service offerings are accounted for separately as those services have value on a standalone basis and do not involve a significant degree of risk or unique acceptance criteria. We allocate revenue to each element in a multiple element arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specified objective evidence (“VSOE”), if available, third-party evidence (“TPE”), if VSOE is not available, or estimated selling price, if neither VSOE nor TPE is available. As we have been unable to establish VSOE or TPE for the elements of its arrangements due to factors such as a high number of varied service offerings sold on a subscription basis to differing customer concentrations as well as varied discounting practices and unobservable competitive data for similar services, we estimate selling prices by analyzing multiple factors such as historical pricing trends, customer renewal activity, and discounting practices. The volume of multiple element arrangements we sold in which any element of the arrangement has a revenue attribution pattern different to the other elements was not significant for all periods presented.

Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Cost of Revenue and Operating Expenses

Cost of Revenue.  Cost of revenue consists primarily of compensation for training, editorial and support personnel, hosting and network infrastructure costs, royalty and license fees for content, press release distribution costs, third-party contractor fees, equipment and software maintenance costs, amortization of our proprietary database and purchased technology, amortization of capitalized software development costs and depreciation associated with computer equipment and software.

Sales and Marketing Expenses.  Our sales and marketing expenses consist primarily of compensation for our sales and marketing personnel, related travel costs, sales commissions and incentives, marketing programs, promotional events, webinars and other brand building expenses.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Research and Development.  Our research and development expenses consist primarily of compensation for our software application development personnel and fees to third-party software development firms. Capitalized software development costs are amortized using the straight-line method over the useful life of the software, which is generally two years. All other research and developmental costs are expensed as incurred.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of compensation and related expenses for general corporate functions such as executive, legal, finance, human resources and administrative personnel, as well as costs for external legal, accounting and other professional services, acquisition and other related expenses, restructuring costs, third-party payment processing and credit card fees, facilities rent and other corporate expenses.

Depreciation and Amortization.  Depreciation includes depreciation of property, equipment and software. Assets acquired under capital leases and leasehold improvements are amortized. Amortization of assets acquired under capital leases is included in depreciation and amortization expense. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and resulting gain or loss is recorded in the results of operations. Amortization of intangible assets consist primarily of the amortization of intangibles related to trade name, brand, and customer relationships acquired through our acquisitions of Vocus, Visible, Gorkana, Viralheat, PR Newswire, Bulletin Intelligence and Argus.

Factors Impacting our Results

Acquisitions and Dispositions

In connection with any acquisition, we are required to recognize any assets acquired and liabilities assumed measured at fair value as of that date. With respect to determining fair value, the excess of the purchase price over these allocations will be assigned to goodwill, which is not amortized for accounting purposes but is subject to testing for impairment, at least annually, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The allocation of the purchase price of any assets acquired in an acquisition will result in increases in amortization expense relating to acquired intangible assets, because we will record the fair value of the acquired intangible assets. We amortize the intangible assets over their estimated useful lives.

Impact of Foreign Exchange Rates

We report in U.S. dollars, and the functional currency of our foreign operating subsidiaries is the local currency, including the British Pound, the Euro, the Swedish Krona and the Canadian Dollar. Many of these currencies have weakened significantly against the U.S. dollar since the end of 2014. Approximately 32% of our revenues are generated in non-U.S. dollar-denominated currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. To the extent we experience significant currency fluctuations, our results of operations may be impacted.

Retention of, and Expansion within, our Existing Customer Base

Growth of our customer base is important to our continued revenue growth. With our recent acquisition history, we have the opportunity to expand our customer base and to use our new platforms for cross-selling opportunities. Our ability to execute on cross-selling strategies and successfully integrate our acquisitions will have an impact on our results.

Price Competition could Affect our Business

We face intense price competition in all areas of our business. We have in the past lowered prices, and may need to do so in the future to attempt to gain or maintain market share. Additionally, we have also been, and may once again be, required to adjust pricing to respond to actions by competitors, which could adversely impact operating results.

Investment Shift by PR Professionals from “Paid” to “Earned” Media

As the needs of PR and communications professionals have evolved, we are increasingly distributing non-press release content over our network, including multimedia, infographics, white papers and other forms

Confidential Treatment Requested by Cision Ltd. under Rule 83 of brand-created content. Companies are progressively more focused on earned media, and we are well-positioned to take advantage of this structural shift in the market. Our results will be affected as the mix of content distributed over our network evolves and PR and communications professionals focus additional spend on earned media.

Increasing Budgets for PR Departments

The switch to social channels as a company’s preferred method to interface with clients and customers has fueled the demand for PR and communications skills and solutions worldwide. PR budgets are increasing as businesses lower paid marketing budgets and leverage the shift towards earned media by actively monitoring and engaging in conversations about their products and services online. To the extent this trend continues, our results of operations will be impacted by this evolution in spending practice.

Market Adoption of Cloud-Based Knowledge Software

We are focused on expanding market awareness of our cloud-based PR solutions. Although we have seen companies adopt our solutions, we expect further growth to coincide with the rapid increase of online content and influencers and new digital media channels. In response to this trend, we have transitioned from traditional print monitoring services to cloud-based solutions capable of managing the entire lifecycle of a PR campaign. To the extent this trend continues, we expect our revenues to experience growth.

Basis of Presentation

The financial information herein presents the consolidated financial statements of Cision and its subsidiaries since February 11, 2014. We were incorporated on February 11, 2014 to facilitate the acquisition of Cision, AB and its subsidiaries and to then subsequently pursue further growth both organically and through acquisition. Effective April 14, 2014, we acquired 65.3% of the outstanding share capital of Cision, AB. Prior to April 14, 2014, we had no material assets and had not commenced operations.

The measures of revenue and Adjusted EBITDA are the measures currently utilized by management to assess performance, and we disclose these measures to investors to provide them with a meaningful understanding of our company’s performance. We are in the process of an operational, technological and financial integration effort for all recently combined businesses, particularly with respect to the acquisition of PR Newswire which was acquired in June 2016. One of our current objectives is to identify the most relevant key performance indicators to stakeholders for the fully integrated business. The determination as to when we will be able to identify these performance measures will be dependent on our ability to migrate customers from legacy platforms onto the C3 platform. When such integration and implementation is complete and such measures are available and utilized by management, these measures will be included in future disclosures to investors.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for (i) the quarters ended June 30, 2017 and 2016, (ii) the years ended December 31, 2016 and 2015 and (iii) the year ended December 31, 2015 and Fiscal 2014. We have derived this data from our consolidated financial statements included elsewhere in this prospectus.

The following table shows certain income statement data in dollars and percentages for the periods indicated:

	Six Months Ended June 30, 2017		Six Months Ended June 30, 2016		Year Ended December 31, 2016		Year Ended December 31, 2015		Fiscal 2014
Revenue	$302,949	100.0%	$168,530	100.0%	$467,772	100.0%	$333,958	100.0%	$170,114	100.0%
Cost of revenue	94,284	31.1%	60,657	36.0%	162,583	34.8%	125,006	37.4%	74,552	43.8%
Gross Profit	208,665	68.9%	107,873	64.0%	305,189	65.2%	208,952	62.6%	95,562	56.2%
Operating costs and expenses:
Sales and marketing	55,300	18.3%	35,238	20.9%	92,594	19.8%	71,603	21.4%	56,029	32.9%
Research and development	11,018	3.6%	7,298	4.3%	19,445	4.2%	16,604	5.0%	5,657	3.3%
General and administrative	81,692	27.0%	54,321	32.2%	135,737	29.0%	88,448	26.5%	112,722	66.3%
Amortization of intangibles	43,477	14.4%	25,601	15.2%	77,058	16.5%	59,914	17.9%	22,065	13.0%
Total operating costs and expenses	191,487	63.2%	122,458	72.7%	324,834	69.4%	236,569	70.8%	196,473	115.5%
Operating income (loss)	17,178	5.7%	(14,585)	(8.7)%	(19,645)	(4.2)%	(27,617)	(8.3)%	(100,911)	(59.3)%
Non operating income (losses):
Foreign exchange gains (losses)	(2,634)	(0.9)%	5,649	3.4%	6,299	1.3%	(10,886)	(3.3)%	(10,992)	(6.5)%
Equity in earnings of unconsolidated affiliate	—	—	—	—	241	0.1%	—	—	—	—
Interest and other income, net	2,273	0.8%	268	0.2%	590	0.1%	5,750	1.7%	339	0.2%
Interest expense	(73,243)	(24.2)%	(35,820)	(21.3)%	(117,997)	(25.2)%	(61,398)	(18.4)%	(28,408)	(16.7)%
Loss on extinguishment of debt	—	—	(23,591)	(14.0)%	(23,591)	(5.0)%	—	—	—	—
Total non operating loss	(73,604)	(24.3)%	(53,494)	(31.7)%	(134,458)	(28.7)%	(66,534)	(19.9)%	(39,061)	(23.0)%
Loss before income taxes	(56,426)	(18.6)%	(68,079)	(40.4)%	(154,103)	(32.9)%	(94,151)	(28.2)%	(139,972)	(82.3)%
Provision for (benefit from) income taxes	(14,285)	(4.7)%	(32,967)	(19.6)%	(55,691)	(11.9)%	(3,607)	(1.1)%	(31,010)	(18.2)%
Net loss	$(42,141)	(13.9)%	$(35,112)	(20.8)%	$(98,412)	(21.0)%	$(90,544)	(27.1)%	$(108,962)	(64.1)%

Net Income to Adjusted EBITDA Reconciliation

We define Adjusted EBITDA as net income (loss), determined in accordance with GAAP, for the period presented, before depreciation and amortization, interest expense and loss on extinguishment of debt, and income taxes, further adjusted to exclude the following items: (a) acquisition related costs and expenses; (b) stock-based compensation expense; (c) deferred revenue reduction from purchase accounting; (d) gains or losses related to divested businesses or assets groups; (e) sponsor fees and expenses; and (f) unrealized (gain) or loss on foreign currency translation.

We believe Adjusted EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain drivers of the business, such as sales growth and operating costs. We believe Adjusted EBITDA can be useful in providing an understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. While Adjusted EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast business performance. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net income as it does not take into account certain requirements, such as capital expenditures and related depreciation, principal and interest payments, and tax payments. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term

Confidential Treatment Requested by Cision Ltd. under Rule 83

Adjusted EBITDA may vary from the use of similarly-titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation.

The presentation of non-GAAP financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. You should read this discussion and analysis of our financial condition and results of operations together with the condensed consolidated financial statements and the related notes thereto also included within.

The following table outlines the reconciliation from net income (loss) to Adjusted EBITDA for the periods indicated:

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015	Fiscal 2014
Net income (loss)	$(42,141)	$(35,112)	$(98,412)	$(90,544)	$(108,962)
Depreciation and amortization	67,290	47,041	126,983	104,038	45,685
Interest expense and loss on extinguishment of debt	73,243	59,411	141,588	61,398	28,408
Income tax	(14,285)	(32,967)	(55,691)	(3,607)	(31,010)
Acquisition related costs and expenses	20,287	22,691	45,006	28,010	47,419
Stock-based compensation	1,926	2,616	5,302	5,294	31,902
Deferred revenue reduction from purchase accounting	105	—	1,168	10,933	39,485
Gain on sale of business	(1,785)	—	—	(7,628)	(4,560)
Sponsor fees and expenses	284	326	587	636	405
Unrealized translation loss (gain)	2,394	(5,634)	(4,350)	10,359	10,707
Adjusted EBITDA	$107,318	$58,372	$162,181	$118,889	$59,479

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016

Revenue

Revenue increased $134.4 million, or 79.8%, from $168.5 million for the six months ended June 30, 2016 to $302.9 million for the six months ended June 30, 2017. This increase was primarily driven by our acquisitions of PR Newswire and Bulletin Intelligence, new customer wins and increased revenues from existing customers, offset by net customer losses, resulting in part from our increased focus on bundled solutions, lowered prices on certain renewed contracts resulting from price competition, and a decline in the U.S. dollar versus foreign currencies, principally the British Pound and the Euro. Revenue from PR Newswire and Bulletin Intelligence for the six months ended June 30, 2017 was $160.3 million. Revenue, excluding PR Newswire and Bulletin Intelligence, declined from $155.2 million in the six months ended June 30, 2016 to $142.6 million for the six months ended June 30, 2017, primarily driven by net customer losses, resulting in part from our increased focus on bundled solutions, lowered prices on certain renewed contracts resulting from price competition, and a decline in the U.S. dollar versus foreign currencies, principally the British Pound and the Euro, offset by new customer wins and increased revenues from existing customers. The decline in the U.S. dollar versus the British Pound, the Euro, and other foreign currencies in 2017 versus 2016 reduced revenue by approximately $4.9 million for the six months ended June 30, 2017.

Cost of Revenue

Cost of revenue increased $33.6 million, or 55.4%, from $60.7 million for the six months ended June 30, 2016 to $94.3 million for the six months ended June 30, 2017. This increase was primarily driven by our acquisitions of PR Newswire and Bulletin Intelligence, offset by a reduction in amortization and depreciation expense (excluding amortization and depreciation expense from PR Newswire and Bulletin Intelligence), a reduction in personnel costs resulting from our realization of integration cost synergies, a reduction in our content acquisition costs and a decline in the U.S. dollar versus foreign currencies, principally the British Pound and the Euro. Cost of revenue from PR Newswire and Bulletin Intelligence for the six months ended

Confidential Treatment Requested by Cision Ltd. under Rule 83

June 30, 2017 was $43.0 million. Cost of revenue from PR Newswire for the six months ended June 30, 2016 was $4.1 million. The decline in the U.S. dollar versus the British Pound, the Euro, and other foreign currencies in 2017 versus 2016 reduced our cost of revenue by approximately $2.0 million for the six months ended June 30, 2017.

Sales and Marketing

Sales and marketing expenses increased $20.1 million, or 56.9%, from $35.2 million for the six months ended June 30, 2016 to $55.3 million for the six months ended June 30, 2017. This increase was primarily driven by our acquisitions of PR Newswire and Bulletin Intelligence, and an increase in professional fees, offset by a reduction in our paid advertising costs, and a decline in the U.S. dollar versus foreign currencies, principally the British Pound and the Euro. Sales and marketing expenses from PR Newswire and Bulletin Intelligence for the six months ended June 30, 2017 were $24.0 million. Sales and marketing costs from PR Newswire for the six months ended June 30, 2016 were $2.2 million. The decline in the U.S. dollar versus the British Pound, the Euro, and other foreign currencies in 2017 versus 2016 reduced our sales and marketing expenses by approximately $0.7 million for the six months ended June 30, 2017.

Research and Development

Research and development expenses increased $3.7 million, or 51.0%, from $7.3 million for the six months ended June 30, 2016 to $11.0 million for the six months ended June 30, 2017. This increase was primarily driven by our acquisitions of PR Newswire and Bulletin Intelligence, offset by a reduction in our research and development compensation costs resulting from the realization of certain planned integration synergies, and a decline in the U.S. dollar versus foreign currencies, principally the British Pound and the Euro. Research and development expenses from PR Newswire and Bulletin Intelligence for the six months ended June 30, 2017 were $6.0 million. Research and development costs from PR Newswire for the six months ended June 30, 2016 were $0.6 million. The decline in the U.S. dollar versus the British Pound, the Euro, and other foreign currencies in 2017 versus 2016 reduced our research and development expenses by approximately $0.2 million for the six months ended June 30, 2017.

General and Administrative

General and administrative expenses increased $27.4 million, or 50.4%, from $54.3 million for the six months ended June 30, 2016 to $81.7 million for the six months ended June 30, 2017. This increase was primarily driven by our acquisitions of PR Newswire and Bulletin Intelligence, offset by a $6.0 million reduction in acquisition related costs and expenses, a reduction in our general and administrative compensation costs resulting from the realization of certain planned integration synergies, a reduction in facilities rental costs, a $1.0 million reduction in depreciation expense (excluding expenses from PR Newswire and Bulletin Intelligence) and the impact of a decline in the U.S. dollar versus foreign currencies, principally the British Pound and the Euro. General and administrative expenses from PR Newswire and Bulletin Intelligence for the six months ended June 30, 2017 were $37.5 million. General and administrative expenses from PR Newswire for the six months ended June 30, 2016 were $4.0 million. The decline in the U.S. dollar versus the British Pound, the Euro, and other foreign currencies in 2017 versus 2016 reduced our general and administrative expenses by approximately $1.4 million for the six months ended June 30, 2017.

Foreign Exchange Gains (Losses)

We recognized a $2.6 million foreign exchange loss for the six months ended June 30, 2017 compared to a $5.6 million foreign exchange gain for the six months ended June 30, 2016 primarily due to fluctuations in foreign exchange rates that impacted the carrying value of certain intercompany notes.

Interest and Other Income, Net

Interest and other income, net was $2.3 million for the six months ended June 30, 2017 and $0.2 million for the six months ended June 30, 2016, primarily driven by a $1.8 million gain on the sale of our Vintage business during the six months ended June 30, 2017.

Interest Expense

Interest expense increased $37.4 million, or 104.5%, from $35.8 million for the six months ended June 30, 2016 to $73.2 million for the six months ended June 30, 2017. This increase was primarily driven by

Confidential Treatment Requested by Cision Ltd. under Rule 83 the increase in our debt under the Credit Facilities that were entered into in connection with our acquisitions of PR Newswire and Bulletin Intelligence.

Loss on Extinguishment of Debt

In conjunction with our acquisition of PR Newswire in June 2016, we repaid our outstanding term loans and entered into our 2016 First Lien Credit Agreement. This was evaluated as a modification of debt under applicable guidance. As a result, we recorded a loss on extinguishment of debt of $23.6 million during the six months ended June 30, 2016.

Benefit From Income Taxes

Benefit from income taxes was $14.3 million for the six months ended June 30, 2017 compared to a benefit from income taxes of $33.0 million for the six months ended June 30, 2016. The benefit from income taxes for the six months ended June 30, 2017 was primarily driven by non-operating losses resulting from significant interest expense. The benefit from income taxes for the six months ended June 30, 2016 was primarily driven by the acquisition of PR Newswire which resulted in a reduction of valuation allowances in the U.S. group due to the establishment of deferred tax liabilities in purchase accounting. The deferred tax liabilities established in purchase accounting increased goodwill rather than creating deferred tax expense. In addition, the Company determined that the deferred tax liabilities established in purchase accounting supported the realization of deferred tax assets that existed on the date of the PR Newswire acquisition that previously required a valuation allowance. Accordingly, the Company reduced its valuation allowance and recorded a deferred tax benefit.

Other Comprehensive Income (Loss)

Other comprehensive income was $22.6 million for the six months ended June 30, 2017 versus a $32.1 million loss for the six months ended June 30, 2016. Other comprehensive income for the six months ended June 30, 2017 was primarily due to foreign currency translation gains that resulted from a strengthening of the U.S. dollar versus certain foreign currencies, primarily the British Pound and the Euro, since December 31, 2016. Other comprehensive loss for the six months ended June 30, 2016 resulted from significant depreciation of the U.S. dollar versus the British Pound that impacted the carrying value of the intangibles and goodwill in the UK that resulted from our acquisition of Gorkana.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Revenue increased $133.8 million, or 40.1%, from $334.0 million for the year ended December 31, 2015 to $467.8 million for the year ended December 31, 2016. This increase was primarily driven by our acquisition of PR Newswire, offset by net customer losses, resulting in part from our increased focus on bundled solutions, lowered prices on certain renewed contracts resulting from price competition, a decline in the US dollar versus foreign currencies, principally the British Pound and the Euro, and the divestiture of our Cision UK and Vocus UK businesses. Revenue from PR Newswire from acquisition date to December 31, 2016 was $165.1 million. Revenue, excluding PR Newswire, declined from $334.0 million in the year ended December 31, 2015 to $302.7 million for the year ended December 31, 2016. For the year ended December 31, 2015, our revenue included approximately $6.8 million, from our Cision UK and Vocus UK businesses that were divested during June 2015. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2016 versus 2015 reduced revenues by approximately $9.0 million for the year ended December 31, 2016. Revenues in our US business, excluding PR Newswire, declined from $218.6 million in the year ended December 31, 2015 to $199.8 million for the year ended December 31, 2016 due primarily to net customer losses, resulting in part from our increased focus on bundled solutions, and lowered prices on certain renewed contracts resulting from price competition.

Cost of Revenue

Cost of revenue increased $37.6 million, or 30.1%, from $125.0 million for the year ended December 31, 2015 to $162.6 million for the year ended December 31, 2016. This increase was primarily driven by our acquisition of PR Newswire offset by a reduction in our personnel costs resulting from our realization of integration cost synergies, a reduction in our content acquisition costs, a decline in the US dollar versus

Confidential Treatment Requested by Cision Ltd. under Rule 83 foreign currencies, principally the British Pound and the Euro, and the divestiture of our Cision UK and Vocus UK businesses. Cost of revenue from PR Newswire for the year ended December 31, 2016 was $50.5 million. For the year ended December 31, 2015, our cost of revenue included approximately $2.0 million, from our Cision UK and Vocus UK businesses that were divested during June 2015. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2016 versus 2015 reduced our cost of revenue by approximately $3.9 million for the year ended December 31, 2016.

Sales and Marketing

Sales and marketing expenses increased $21.0 million, or 29.3%, from $71.6 million for the year ended December 31, 2015 to $92.6 million for the year ended December 31, 2016. This increase was primarily driven by our acquisition of PR Newswire, offset by a reduction in our sales compensation costs resulting from our realization of integration cost synergies, a reduction in our marketing costs resulting in part from the consolidation third party contracts and reduced paid advertising costs, a decline in the US dollar versus foreign currencies, including the British Pound and the Euro, and the divestiture of our Cision UK and Vocus UK businesses. Sales and marketing expenses from PR Newswire for the year ended December 31, 2016 were $28.5 million. Our sales compensation costs decreased by approximately $0.4 million in the year ended December 31, 2016 versus the year ended December 31, 2015. Our marketing expenses decreased by $1.1 million in the year ended December 31, 2016 versus the year ended December 31, 2015 due primarily to a reduction in our spend on paid advertising and other third party marketing costs. For the year ended December 31, 2015, our sales and marketing expenses include approximately $2.4 million, from our Cision UK and Vocus UK businesses that were divested during June 2015. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2016 versus 2015 reduced our sales and marketing expenses by approximately $1.1 million for the year ended December 31, 2016.

Research and Development

Research and development expenses increased $2.8 million, or 17.1%, from $16.6 million for the year ended December 31, 2015 to $19.4 million for the year ended December 31, 2016. This increase was primarily driven by our acquisition of PR Newswire offset by a reduction in our research and development compensation costs resulting from the realization of certain planned integration synergies, and a decline in the US dollar versus foreign currencies, principally the British Pound and the Euro. Research and development expenses from PR Newswire for the year ended December 31, 2016 was $7.2 million. Our research and development compensation costs decreased by $4.5 million in the year ended December 31, 2016 versus the year ended December 31, 2015 due to lower overall headcount and a shift in the mix of capitalizeable development work. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2016 versus 2015 reduced our research and development expenses by approximately $0.5 million for the year ended December 31, 2016.

General and Administrative

General and administrative expenses increased $47.3 million, or 53.5%, from $88.4 million for the year ended December 31, 2015 to $135.7 million for the year ended December 31, 2016. This increase was primarily driven by our acquisition of PR Newswire and an increase in our acquisition related expenses, offset by a reduction in our general and administrative personnel costs, a decline in the US dollar versus foreign currencies, including principally the British Pound and the Euro, and the divestiture of our Cision UK and Vocus UK businesses. General and administrative expenses from PR Newswire for the year ended December 31, 2016 were $46.7 million. Our acquisition related expenses increased by $13.2 million in the year ended December 31, 2016 versus the year ended December 31, 2015. Our general and administrative personnel costs decreased by $5.7 million in the year ended December 31, 2016 versus the year ended December 31, 2015 resulting from the elimination of a number of senior personnel roles that became redundant as a result of our acquisition. For the year ended December 31, 2015, our general and administrative expenses include approximately $1.6 million, from our Cision UK and Vocus UK businesses that were divested during June 2015. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2016 versus 2015 reduced our general and administrative expenses by approximately $2.5 million for the year ended December 31, 2016.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Foreign Exchange Gains (Losses)

We recognized a $6.3 million foreign exchange transaction gain for the year ended December 31, 2016 primarily due to the settlement in cash of an intercompany note involving one of our foreign subsidiaries that resulted in a $5.0 million gain. We incurred a $10.9 million foreign exchange loss for the year ended December 31, 2015 due to fluctuations in foreign exchange rates that impacted the carrying value of certain intercompany notes.

Interest and Other Income, Net

We recognized a $4.7 million gain on the sale of our Cision UK and Vocus UK assets during the year ended December 31, 2015. No other activity was significant for all periods presented.

Interest Expense and Loss on Extinguishment of Debt

Interest expense and loss on extinguishment of debt increased $80.2 million, or 130.6%, from $61.4 million for the year ended December 31, 2015 to $141.6 million for the year ended December 31, 2016. This increase was primarily driven by the increase in our debt under the 2016 Credit Facilities that were entered into in connection with our acquisition of PR Newswire.

Provision For (Benefit) From Income Taxes

The benefit from income taxes was $55.7 million for the year ended December 31, 2016 versus a benefit from income taxes of $3.6 million for the year December 31, 2015. The benefit from income taxes for the year ended December 31, 2016 was primarily driven by the acquisition of PR Newswire which resulted in a reduction of valuation allowances in the US group due to the establishment of deferred tax liabilities in purchase accounting. The deferred tax liabilities established in purchase accounting increased goodwill rather than creating deferred tax expense. In addition, the Company determined that the deferred tax liabilities established in purchase accounting supported the realization of deferred tax assets that existed on the date of the PR Newswire acquisition that previously required a valuation allowance. Accordingly, the Company reduced its valuation allowance and recorded a deferred tax benefit.

Other Comprehensive Loss

Other comprehensive loss increased $49.8 million for the year ended December 31, 2016 to $58.9 million, from $9.1 million for the year ended December 31, 2015. This increase was primarily the result of foreign currency translation losses that resulted from significant depreciation of the US dollar versus the British Pound that impacted the carrying value of the intangibles and goodwill in the UK that resulted from our 2014 acquisition of Gorkana.

Year Ended December 31, 2015 Compared to Fiscal 2014

The following table shows certain income statement data for the periods indicated:

Revenue

Revenue increased $163.8 million, or 96.3%, from $170.1 million for Fiscal 2014 to $334.0 million for the year ended December 31, 2015. This increase was primarily driven by our 2014 acquisitions of Vocus, Visible and Gorkana and recording a full year of Cision revenue in 2015 versus eight and a half months of in Fiscal 2014, offset by net customer losses, resulting in part from our increased focus on bundled solutions, lowered prices on certain renewed contracts resulting from price competition and a decline in the US dollar versus foreign currencies, including the British Pound and the Euro. Revenue from Vocus, Visible and Gorkana for the years ended December 31, 2015 and Fiscal 2014 were $224.0 million and $90.2 million respectively. Revenue from Cision for the year ended December 31, 2015 and Fiscal 2014 was $109.9 million and $79.9 million, respectively. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2015 versus 2014 reduced revenue by approximately $6.1 million for the year ended December 31, 2015.

Cost of Revenue

Cost of revenue increased $50.5 million, or 67.7%, from $74.6 million for Fiscal 2014 to $125.0 million for the year ended December 31, 2015. This increase was primarily driven by our acquisition of Vocus, Visible and Gorkana and a full year of Cision cost of revenues in 2015 versus eight and a half months of

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision in Fiscal 2014, offset by a reduction in our personnel costs due to realization of certain planned cost synergies and a decline in the US dollar versus foreign currencies, principally the British Pound and the Euro. Cost of revenue from Vocus, Visible and Gorkana for the year ended December 31, 2015 and Fiscal 2014 was $78.5 million and $38.8 million respectively. Cost of revenue from Cision for the year ended December 31, 2015 and Fiscal 2014 was $46.2 million and $35.8 million, respectively. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2015 versus 2014 reduced cost of revenues by approximately $2.5 million for the year ended December 31, 2015.

Sales and Marketing

Sales and marketing expenses increased $15.6 million, or 27.8%, from $56.0 million for Fiscal 2014 to $71.6 million for the year ended December 31, 2015. This increase was primarily driven by our acquisition of Vocus, Visible and Gorkana, a full year of Cision sales and marketing expenses in 2015 versus eight and a half months of Cision in Fiscal 2014, and an increase in other sales and marketing expenses, offset by a reduction in sales and marketing personnel due to consolidation of US sales and marketing teams, and a decline in the US dollar versus foreign currencies, principally the British Pound and the Euro. Sales and marketing expenses from Vocus, Visible and Gorkana for the year ended December 31, 2015 and Fiscal 2014 were $45.7 million and $37.5 million respectively. Sales and marketing expenses from Cision for the year ended December 31, 2015 and Fiscal 2014 were $25.6 million and $18.5 million respectively. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2015 versus 2014 reduced sales and marketing expenses by approximately $1.6 million for the year ended December 31, 2015.

Research and Development

Research and development expenses increased $10.9 million, or 193.5%, from $5.7 million for Fiscal 2014 to $16.6 million for the year ended December 31, 2015. This increase was primarily driven by our acquisition of Vocus, Visible and Gorkana, a full year of Cision research and development expenses in 2015 versus eight and a half months of Cision in Fiscal 2014, and an increase in other research and development expenses, offset by a decline in the US dollar versus foreign currencies, principally the British Pound and the Euro. Research and development expenses from Vocus, Visible and Gorkana for the year ended December 31, 2015 and Fiscal 2014 were $10.9 million and $5.3 million respectively. Research and development expenses from Cision for the year ended December 31, 2015 and Fiscal 2014 were $5.2 million and $0.3 million respectively. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2015 versus 2014 reduced research and development expenses by approximately $0.1 million for the year ended December 31, 2015.

General and Administrative

General and administrative expenses decreased $24.3 million, or 21.5%, from $112.7 million for Fiscal 2014 to $88.4 million for the year ended December 31, 2015. This decrease was primarily driven be a reduction in our stock compensation expense and a reduction in acquisition related fees and expenses, offset by an increase in general and administrative expenses primarily driven by our acquisition of Vocus, Visible and Gorkana, and a full year of Cision general and administrative expenses in 2015 versus eight and a half months in Fiscal 2014, and decline in the US dollar versus foreign currencies, principally the British Pound and the Euro. Stock compensation expense was $5.3 million and $31.4 million, respectively, for the year ended December 31, 2015 and Fiscal 2014. Acquisition related fees and expenses were $11.7 million and $28.2 million, respectively, for the years ended December 31, 2015 and Fiscal 2014. The decline in the US dollar versus the British Pound, the Euro, and other foreign currencies in 2015 versus 2014 reduced general and administrative expenses by approximately $1.7 million for the year ended December 31, 2015.

Foreign Exchange Gains (Losses)

Losses from foreign exchange were $11.0 million for Fiscal 2014 and $10.9 million for the year ended December 31, 2015. Our foreign exchange losses in the respective periods were the result of foreign currency translation losses due to fluctuations in foreign exchange rates that impacted the carrying value of certain intercompany notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Interest and Other Income, Net

Interest and other income, net, increased $5.4 million to $5.8 million for the year ended December 31, 2015. This increase was driven primarily by the $4.7 million gain on the sale of our Cision UK and Vocus UK assets that we recognized during the year ended December 31, 2015.

Interest Expense

Interest expense increased $33.0 million, or 116.1%, from $28.4 million for Fiscal 2014 to $61.4 million for the year ended December 31, 2015. This increase was primarily driven by the increase in debt that we incurred to complete the acquisition of Cision, Vocus, and Gorkana in 2014.

Provision for (benefit from) income taxes

The benefit from income taxes was $31.0 million and $3.6 million, respectively, for Fiscal 2014 and the year ended December 31, 2015. The benefit from income taxes in 2015 was primarily driven by operating losses resulting from interest expense, financing and transaction costs related to our acquisitions.

Other Comprehensive Loss

Other comprehensive loss increased $2.4 million for the year ended December 31, 2015 to $9.1 million from $6.7 million for Fiscal 2014. The increase in foreign currency translation losses resulted from significant depreciation of the US dollar versus the British Pound that impacted the carrying value of the intangibles and goodwill that resulted from our acquisition of Gorkana.

Liquidity and Capital Resources

Overview

We fund our business primarily with cash generated from operations and from borrowings under our credit facilities. We use cash to satisfy our contractual obligations and to fund other non-contractual business needs.

Our contractual obligations include scheduled interest and principal payments under our credit facilities and our operating leases and capital leases. We also use cash to fund business acquisitions and capital expenditures and to pay taxes.

We incurred a significant amount of indebtedness in connection with our acquisition of PR Newswire that was completed in June 2016. In connection with our merger with Capitol, we repaid $294.0 million of our 2016 Second Lien Credit Facility, plus a 1% fee and interest. In August, 2017, we amended our 2016 First Lien Credit Facility and repaid in full the 2016 Second Lien Credit Facility and entered into our 2017 First Lien Credit Facility.

Based on the terms of our credit facilities and our current operations and expectations for continued growth, we believe that cash generated from operating activities, together with available borrowings under our 2017 First Lien Credit Facility, will be adequate to meet our current and expected operating, capital investment, acquisition financing and debt service obligations for the next twelve months, although no assurance can be given in this regard.

We believe that our existing cash on hand and cash flow from operations will be sufficient to fund our currently anticipated working capital, capital expenditure, and debt service requirements, for at least the next twelve months. While we have a history of a negative working capital position, as calculated by subtracting current liabilities from current assets, substantially all of this negative balance is created by deferred revenue, which does not represent a liability that will be settled in cash.

Confidential Treatment Requested by Cision Ltd. under Rule 83

In conjunction with our June 29, 2017 merger with Capitol, the CPECs held by Cision Owner were converted to equity and so are no longer presented as a liability in the consolidated balance sheet at June 30, 2017. The CPECs had been classified as current liabilities, as required under GAAP, for periods prior to the merger date, which, in addition to deferred revenue, resulted in our history of negative working capital, as calculated by subtracting current liabilities from current assets. As of June 30, 2017, excluding both cash balances and deferred revenue, our current assets exceeded our current liabilities by $8.3 million.

Our cash flow from operations in all periods to date has been adversely impacted by the cash costs incurred to execute the strategic business combinations we have made, which include acquisition fees and expenses and integration costs required to achieve synergies. Acquisition related costs and expenses for historical periods are reflected in the Net Income to Adjusted EBITDA Reconciliation included elsewhere in this report. While the execution of these strategic business combinations use short-term operating cash, they generate significant long-term cost reductions, revenue synergies and substantial incremental operating cash flow, once fully integrated. We believe that this incremental cash flow will be substantial and will enable us to fund cash interest payments.

For the six months ended June 30, 2017, net cash provided by operating activities was $18.1 million, which includes the cash costs incurred to execute the strategic business combinations we made during the six months ended June 30, 2017. For the six months ended June 30, 2017, excluding the impact of the acquisition of Bulletin Intelligence, the acquisition of Argus, and the disposition of Vintage, net cash used in investing activities was $12.1 million. For the six months ended June 30, 2017, net cash provided by financing activities was $326.4 million, which included $305.2 million in proceeds received in conjunction with our merger with Capitol.

For these reasons, we believe that our existing cash on hand and cash flow from operations will be sufficient to fund our currently anticipated working capital, capital expenditure, and debt service requirements, for at least the next twelve months, although no assurance can be given in this regard.

We do not currently expect to declare dividends in the foreseeable future. The declaration of dividends will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions and such other factors as our board of directors may deem relevant.

Our ability to pay cash dividends on our Ordinary Shares will be subject to our continued compliance with the terms of our credit facilities. Through June 30, 2017, we had been in compliance with all our applicable credit facility convenants. Following the refinancing of our 2016 Credit Facilities, we became subject to the convenants in our 2017 First Lien Credit Facility. Under our 2017 First Lien Credit Facility, our subsidiaries are prohibited from making cash dividends to us, subject to certain exceptions, including that our subsidiaries are permitted to declare and pay cash dividends (x) in an amount that does not exceed the sum of (i) $50.0 million, plus (ii) the sum of the amount (which amount shall not be less than zero) equal to 50% of consolidated net income of our subsidiaries from January 1, 2016 to the end of the most recent quarter subject to certain conditions, plus (iii) certain other amounts set forth in the definition of “Available Amount” in our 2017 First Lien Credit Facility or (y) so long as the total net leverage ratio under the 2017 First Lien Credit Facility does not exceed 3.75 to 1.00. Except as otherwise described in this paragraph, we do not believe these restrictions will have a material impact on our liquidity. The 2017 First Lien Credit Facility requires quarterly principal repayments in the amount of $2.4 million per quarter and €0.6 million per quarter, which are insignificant compared to the cash we expect to generate from operations. The 2017 First Lien Credit Facility does not mature until 2023, and therefore are not considered to impact our liquidity needs over the next several years.

As of June 30, 2017, we had $337.7 million of cash and cash equivalents on hand, and we had aggregate unused availability of $40.2 million under our 2016 Revolving Credit Facility. In August 2017, we refinanced our 2016 Revolving Credit Facility with the 2017 First Lien Credit Facility, which provides for a revolving loan facility. Borrowings under this facility bear interest at a variable rate and are a significant source of our liquidity. Our liquidity needs, including our funding of acquisition activities, causes the aggregate amount of outstanding borrowings under our revolving loan facility under the 2017

Confidential Treatment Requested by Cision Ltd. under Rule 83

First Lien Credit Facility to fluctuate. Accordingly, the amount of borrowing capacity available to us can fluctuate depending on operating cash flows, debt service requirements and acquisition and investment activity.

Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our credit agreements governing our credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control and will be substantially dependent on the global economy, demand for our products and solutions and our ability to successfully implement our business strategies.

Repatriation of cash from some of our foreign subsidiaries may be subject to withholding, income and other taxes in various applicable jurisdictions. However, the majority of the unremitted earnings are located in European countries in which the earnings can be remitted to Cision Ltd. with no additional taxation. As of June 30, 2017, $32.7 million of cash and cash equivalents were held outside of the United States.

Debt Obligations

The following sections present the components of our debt obligations as of September 30, 2017. In connection with the consummation of our merger with Capitol, in July 2017 we repaid $294.0 million of our 2016 Second Lien Credit Facility, plus a 1% fee and interest. On August 4, 2017, we amended our 2016 First Lien Credit Facility and repaid in full the 2016 Second Lien Credit Facility, which is more fully discussed below.

2016 First Lien Credit Facility

On June 16, 2016, in connection with the acquisition of PR Newswire, we entered into a $1,175 million credit agreement with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The first lien credit agreement consisted of: (i) the 2016 Revolving Credit Facility, of which up to $25.0 million could be used or issued as standby and trade letters of credit; and (ii) the 2016 First Lien Term Loan Facility. We used the proceeds from the 2016 First Lien Credit Facility, along with proceeds from our 2016 Second Lien Credit Facility, cash equity from our sponsor and cash from our balance sheet, to consummate the acquisition of PR Newswire, refinance our existing debt and pay related fees and expenses.

On March 17, 2017, we entered into an incremental amendment to the 2016 First Lien Credit Facility, which provided for an incremental borrowing of $30.0 million of incremental term loans, which term loans were fungible with the 2016 First Lien Credit Facility. The proceeds of the incremental facility were used to fund the acquisition of Bulletin Intelligence and related transactions and to pay certain fees, costs and other expenses in connection with the Bulletin Intelligence acquisition and the incremental amendment and for general corporate purposes.

Interest was charged on U.S. dollar borrowings under our 2016 First Lien Credit Facility, at our option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves, but which amount could not be less than 1%) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points, (iii) the one month-adjusted LIBOR plus 1% or (iv) 2%), in each case, plus an applicable margin. The margin applicable to loans under the 2016 First Lien Term Loan Facility bearing interest at the alternate base rate was 5.00%; the margin applicable to loans under the 2016 First Lien Term Loan Facility bearing interest at the adjusted LIBOR was 6.00%. Revolving borrowings in Canadian dollars bore interest at the adjusted Canadian dollar banker’s acceptance rate plus an applicable margin; revolving borrowings in Euro bore interest at the Euro interbank offered rate plus an applicable margin. The margin applicable to loans under the 2016 Revolving Facility bearing interest at the alternate base rate, the adjusted LIBOR, the adjusted Canadian dollar banker’s acceptance rate and the adjusted Euro interbank offered rate bore interest at rates of 4.75%, 5.75%, 5.75% and 5.75%, respectively; provided that each such rate was reduced by 25 basis points if the senior secured first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2016 First Lien Credit Facility was less than or equal to 3.50:1.00 at the end of the most recent fiscal quarter.

The obligations under the 2016 First Lien Credit Facility were secured by substantially all of the assets of Canyon Companies S.à r.l. and each of its subsidiaries organized in the United States (or any state thereof),

Confidential Treatment Requested by Cision Ltd. under Rule 83 the United Kingdom, the Netherlands, Luxembourg and Ireland, subject to certain exceptions. The liens granted to the lenders under the 2016 First Lien Credit Facility were senior to the liens granted to the lenders under the 2016 Second Lien Credit Facility pursuant to the terms of an intercreditor agreement.

The 2016 First Lien Credit Facility included a total net leverage financial maintenance covenant. Such covenant required that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2016 First Lien Credit Facility could not exceed the applicable ratio set forth in the 2016 First Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the 2016 First Lien Credit Facility). The 2016 First Lien Credit Facility was also subject to certain customary affirmative covenants and negative covenants. Under our 2016 First Lien Credit Facility, our subsidiaries were prohibited from making cash dividends to us, subject to certain exceptions, including that our subsidiaries were permitted to declare and pay cash dividends (x) in an amount that does not exceed the sum of (i) $50.0 million, plus (ii) the sum of the amount (which amount shall not be less than zero) equal to 50% of consolidated net income of our subsidiaries from January 1, 2016 to the end of the most recent quarter subject to certain conditions, plus (iii) certain other amounts set forth in the definition of “Available Amount” in our 2016 First Lien Credit Facility or (y) so long as the total net leverage ratio under the 2016 First Lien Credit Facility did not exceed 3.75 to 1.00.

We incurred approximately $81.9 million in financing costs with the lenders in connection with the entry into the 2016 First Lien Credit Facility, which were offset against the debt. All financing costs were amortized using the effective interest method.

On August 4, 2017, Cision repaid all amounts outstanding under the 2016 First Lien Credit Facility. The repayment was evaluated using the applicable debt modification versus extinguishment guidance, and as a result we recorded a loss on extinguishment of $22.6 million.

2016 Second Lien Credit Facility

On June 16, 2016, in connection with the acquisition of PR Newswire, we entered into a second lien credit agreement with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The second lien credit agreement consisted of a $370.0 million 2016 Second Lien Credit Facility. We used the proceeds from the 2016 Second Lien Credit Facility, along with proceeds from our 2016 First Lien Credit Facility, cash equity from our sponsor and cash from our balance sheet to consummate the acquisition of PR Newswire, refinance our existing debt and pay related fees and expenses.

On July 7, 2017, in connection with the consummation of the Merger, we repaid $294.0 million of the principal amount outstanding under the 2016 Second Lien Credit Facility, plus a 1% penalty and accrued interest. This repayment resulted in an extinguishment of debt, and we recorded a loss of $23.3 million. On August 4, 2017, we repaid all amounts outstanding under the 2016 Second Lien Credit Facility. The repayment was evaluated as a debt modification versus an extinguishment, and as a result we recorded a loss on extinguishment of debt of $5.0 million.

Interest was charged on borrowings under our 2016 Second Lien Credit Facility, at our option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves, but which amount cannot be less than 1%) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points, (iii) the one month adjusted LIBOR plus 1% or (iv) 2%), in each case, plus an applicable margin. The margin applicable to loans under the 2016 Second Lien Credit Facility bearing interest at the alternate base rate was 8.50%; the margin applicable to loans under the 2016 Second Lien Credit Facility bearing interest at the adjusted LIBOR was 9.50%. All principal amounts due under the 2016 Second Lien Credit Facility were to be due June 16, 2021.

The obligations under the 2016 Second Lien Credit Facility were secured by substantially all of the assets of Canyon Companies S.à r.l. and each of its subsidiaries organized in the United States (or any state thereof), the United Kingdom, the Netherlands, Luxembourg and Ireland, subject to certain exceptions. The liens granted to the lenders under the 2016 Second Lien Credit Facility were junior to the liens granted to the lenders under the 2016 First Lien Credit Facility pursuant to the terms of an intercreditor agreement. The

Confidential Treatment Requested by Cision Ltd. under Rule 83

2016 Second Lien Credit Facility included a total net leverage financial maintenance covenant. Such covenant required that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2016 Second Lien Credit Facility could not exceed the applicable ratio set forth in the 2016 Second Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the 2016 Second Lien Credit Facility). The 2016 Second Lien Credit Facility was also subject to certain customary affirmative covenants and negative covenants. Under our 2016 Second Lien Credit Facility, our subsidiaries were prohibited from making cash dividends to us, subject to certain exceptions, including that our subsidiaries were permitted to declare and pay cash dividends (x) in an amount that did not exceed the sum of (i) $57.5 million, plus (ii) the sum of the amount (which amount could not be less than zero) equal to 50% of consolidated net income of our subsidiaries from January 1, 2016 to the end of the most recent quarter subject to certain conditions, plus (iii) certain other amounts set forth in the definition of “Available Amount” in our 2016 Second Lien Credit Facility or (y) so long as the total net leverage ratio under the 2016 Second Lien Credit Facility did not exceed 3.75 to 1.00.

We incurred approximately $24.0 million in financing costs with the lenders in connection with the entry into the 2016 Second Lien Credit Facility, which were offset against the debt. All financing costs were amortized over the term of the second lien credit agreement.

2017 Amendment

On August 4, 2017, we entered into a refinancing amendment and incremental facility amendment (the “2017 Amendment”) to the 2016 First Lien Credit Agreement, with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The 2017 Amendment provided for a tranche of refinancing term loans which refinanced the term loans under our 2016 First Lien Credit Agreement in full and provided for additional term loans of $131.2 million. Upon effectiveness of the 2017 Amendment, the 2016 First Lien Credit Agreement consists of: (i) a revolving loan facility, which permits borrowings and letters of credit of up to $75.0 million (the “2017 Revolving Credit Facility”), of which, up to $25.0 million may be used or issued as standby and trade letters of credit; (ii) a $960.0 million Dollar-denominated term loan facility (the “2017 First Lien Dollar Term Credit Facility” and (iii) a €250.0 million Euro-denominated term loan facility (the “2017 First Lien Euro Term Credit Facility” and, together with the 2017 First Lien Dollar Term Loan Facility, the “2017 First Lien Term Credit Facility” and collectively with the 2017 Revolving Credit Facility, the “2017 First Lien Credit Facility”). We used the proceeds from the 2017 First Lien Term Credit Facility, to repay all amounts then outstanding under our 2016 First Lien Credit Facility, all amounts outstanding under our 2016 Second Lien Credit Facility, pay all related fees and expenses, and retained remaining cash for general corporate purposes. We terminated the agreement governing the 2016 Second Lien Credit Facility in connection with effecting the 2017 Amendment. We incurred approximately $10 million in financing costs in connection with the 2017 First Lien Credit Facility of which $1.0 million was recorded as a loss on extinguishment of debt and the remaining $9.0 milliion was offset against the debt.

From time to time, we may incur incremental revolving facilities and incremental term loan facilities under the 2017 First Lien Credit Facility in amounts not to exceed $100.0 million plus additional amounts subject to compliance with certain leverage ratios as set forth in the 2017 First Lien Credit Facility and certain other amounts.

Interest is charged on U.S. dollar borrowings under our 2017 First Lien Credit Facility, at our option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points or (iii) the one month-adjusted LIBOR plus 1%), in each case, plus an applicable margin. The margin applicable to loans under the 2017 First Lien Dollar Term Loan Facility bearing interest at the alternate base rate is 3.25%; the margin applicable to loans under the 2017 First Lien Dollar Term Loan Facility bearing interest at the adjusted LIBOR is 4.25%, provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. Interest is charged on Euro borrowings under our 2017 First Lien Credit Facility at a rate based on the adjusted EURIBOR (a rate equal to the Euro interbank offered rate adjusted for statutory reserves), plus an applicable margin. The margin applicable to loans under

Confidential Treatment Requested by Cision Ltd. under Rule 83 the 2017 First Lien Euro Term Credit Facility bearing interest at the adjusted LIBOR is 4.25%, provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. Revolving borrowings in Canadian dollars bear interest at the adjusted Canadian dollar banker’s acceptance rate plus an applicable margin. The margin applicable to loans under the 2017 Revolving Credit Facility bearing interest at the alternate base rate, the adjusted LIBOR, and the adjusted Euro interbank offered rate bear interest at rates of 3.00%, 4.00%, and 4.00%, respectively; provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. As of September 30, 2017 the applicable interest rate under the 2017 First Lien Dollar Term Credit Facility and the 2017 First Lien Euro Term Credit Facility was 5.58% and 4.25%, respectively.. We are obligated to make quarterly principal payments under the 2017 First Lien Dollar Term Loan Facility of $2.4 million (which amount may be reduced by the application of voluntary and mandatory prepayments pursuant to the terms of the 2017 First Lien Credit Facility), with the remaining balance due June 16, 2023. We are obligated to make quarterly principal payments under the 2017 First Lien Euro Term Credit Facility of €625,000 (which amount may be reduced by the application of voluntary and mandatory prepayments pursuant to the terms of the 2017 First Lien Credit Facility), with the remaining balance due June 16, 2023. The maturity date of 2017 Revolving Credit Facility is June 16, 2022. We may also be required to make certain mandatory prepayments of the 2017 First Lien Term Credit Facility out of excess cash flow and upon the receipt of proceeds of asset sales and certain insurance proceeds (in each case, subject to certain minimum dollar thresholds and rights to reinvest the proceeds as set forth in the 2017 First Lien Credit Facility).

The obligations under the 2017 First Lien Credit Facility are secured by substantially all of the assets of Canyon Companies S.à r.l. and each of its subsidiaries organized in the United States (or any state thereof), the United Kingdom, the Netherlands, Luxembourg and Ireland, subject to certain exceptions.

The 2017 First Lien Credit Facility includes a springing financial covenant applicable solely to the 2017 Revolving Credit Facility that is tested at such time that 35% or more (excluding letters of credit that have been cash collateralized and letters of credit in an amount not to exceed $4.0 million) of the aggregate commitments under the 2017 Revolving Credit Facility is drawn and outstanding. Such springing financial covenant requires that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility cannot exceed the applicable ratio set forth in the 2017 First Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the 2017 First Lien Credit Facility). The 2017 First Lien Credit Facility is also subject to certain customary affirmative covenants and negative covenants. Under our 2017 First Lien Credit Facility, our subsidiaries are prohibited from making cash dividends to us, subject to certain exceptions, including that our subsidiaries are permitted to declare and pay cash dividends (x) in an amount that does not exceed the sum of (i) $50.0 million, plus (ii) the sum of the amount (which amount shall not be less than zero) equal to 50% of consolidated net income of our subsidiaries from January 1, 2016 to the end of the most recent quarter so long as the total net leverage ratio under the 2017 First Lien Credit Facility does not exceed 5.00 to 1.00 and subject to certain other conditions, plus (iii) certain other amounts set forth in the definition of “Available Amount” in our 2017 First Lien Credit Facility or (y) so long as the total net leverage ratio under the 2017 First Lien Credit Facility does not exceed 3.75 to 1.00.

Our 2017 First Lien Credit Facility provides that an event of default will occur upon specified change of control events. “Change in Control” is defined to include, among other things, the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group, other than certain permitted holders (directly or indirectly, including through one or more holding companies), of voting equity interests representing 50% or more of the aggregate ordinary voting power represented by the issued and outstanding voting equity in Cision Ltd.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cash Flow Analysis

The following tables reflect the changes in cash flows for the comparative periods presented.

(dollars in thousands)	Six Months Ended June 30,		Year Ended December 31,		Fiscal 2014
	2017	2016	2016	2015
Net cash provided by (used in):
Operating activities	$18,108	$976	$17,373	$22,422	$(50,804)
Investing activities	(43,391)	(812,247)	(819,416)	(10,664)	(771,555)
Financing activities	326,398	813,910	808,353	(8,568)	851,819
Effect of exchange rate changes on cash and cash equivalents	1,409	(469)	(1,781)	(1,161)	(883)
Net change in cash and cash equivalents	$302,524	$2,170	$4,529	$2,029	$28,577

Cash Flow Provided By (Used In) Operating Activities.

Net cash flows from operating activities consist of net income (loss) adjusted for non-cash items, such as: depreciation and amortization of property and equipment and intangible assets, non-cash interest charges, deferred income taxes, equity-based compensation and for changes in net working capital assets and liabilities. The cash impact of changes in deferred income taxes primarily relates to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Generally, the most significant factor relates to nondeductible book amortization expense associated with intangible assets.

Net cash provided by operating activities increased $17.1 million to $18.1 million for the six months ended June 30, 2017, from net cash provided by operating activities of $1.0 million for the six months ended June 30, 2016. Net cash provided by operating activities for the six months ended June 30, 2017 reflects a $3.0 million increase in deferred revenue due to the timing of invoicing to our subscription customers, a $10.8 million decrease in accrued compensation and benefits due to the timing of payment of annual bonuses, and a negative deferred income tax impact of $15.5 million due to a deferred tax benefit included within our tax provision.

Net cash provided by operating activities for the six months ended June 30, 2016 reflects a $6.6 million decrease in deferred revenue due to the timing of invoicing to our subscription customers, a $1.4 million decrease in accrued compensation and benefits due to the timing of payment of annual bonuses, an increase in accounts receivable of $5.7 million due to the timing of cash collections from customers and a negative deferred income tax impact of $37.8 million due to a deferred tax benefit included within our tax provision.

We reported net cash provided by operating activities of $17.4 million in 2016, compared to cash provided by operating activities of $22.4 million in 2015. Cash used in operating activities in 2016 reflects a negative deferred income tax impact of $69.1 million due to a deferred tax benefit included in the tax provision, an $8.2 million increase in accrued compensation and benefits, and an increase in accounts receivable of $1.5 million due to timing of cash collections from customers. Cash provided by operating activities in 2015 reflects a $4.6 million decrease in accounts receivable due to the timing of cash collections from customers.

We reported net cash provided by operating activities of $22.4 million in 2015, compared to $50.8 million of cash used in operating activities in 2014. Cash used in operating activities in 2014 reflects a net loss of $109.0 million compared to a net loss of $90.5 million in 2015. Our net loss in 2014 reflects $30.0 million of compensation expense that resulted from our acquisition of Vocus in May 2014. Cash provided by operating activities in 2015 reflects a $4.6 million decrease in accounts receivable compared to a $5.3 million increase in accounts receivable in 2014 due to the timing of cash collections from customers. Cash used in operating activities in 2014 reflects a $4.8 million increase in other assets due to a tax deferred charge being recorded for intercompany asset sales.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cash Flow Used In Investing Activities.

Net cash used in investing activities was $43.4 million for the six months ended June 30, 2017 compared to net cash used in investing activities of $812.2 million for the six months ended June 30, 2016. The decrease in net cash used in investing activities for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was primarily driven by our acquisition of PR Newswire in June 2016 for approximately $805.2 million in cash (net of cash acquired) and other consideration.

Net cash used in investing activities for the six months ended June 30, 2017 included $55.0 million in cash, net of cash acquired, used for our acquisitions of Bulletin Intelligence and Argus, offset by approximately $23.7 million in cash we received for the sale of Vintage after funds deposited in escrow and transaction expenses. Net cash used in investing activities for the six months ended June 30, 2017 reflects capitalized software development costs of $7.4 million and purchases of property and equipment of $5.3 million.

Net cash used in investing activities for the six months ended June 30, 2016 reflects capitalized software development costs of $5.8 million and purchases of property and equipment of $1.2 million.

Net cash used in investing activities was $819.4 million for 2016, $10.7 million for 2015 and $771.6 million for 2014.

Cash flows used in investing activities in 2016 reflects the acquisition of PR Newswire net of cash acquired of $804.2 million, capitalized software development costs of $11.7 million, purchases of property and equipment of $7.4 million, adjusted for proceeds from disposals of businesses and changes in restricted cash.

Cash flows used in investing activities in 2015 reflects the acquisition of Viralheat net of cash acquired of $4.5 million, capitalized software development costs of $11.3 million, purchases of property and equipment of $5.2 million, adjusted for proceeds from disposals of businesses and changes in restricted cash.

Cash flows used in investing activities in 2014 reflect reflects the acquisition of Vocus, Visible and Gorkana net of cash acquired of $755.3 million, capitalized software development costs of $6.0 million, purchases of property and equipment of $1.9 million, adjusted for proceeds from disposals of businesses and changes in restricted cash.

Cash Flow Provided By (Used In) Financing Activities.

Net cash provided by financing activities was $326.4 million for the six months ended June 30, 2017 compared to net cash provided by financing activities of $813.9 million for the six months ended June 30, 2016. The decrease in net cash provided by financing activities for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 was primarily driven by net borrowings under our term loan facilities of $644.6 million, net borrowings under our revolving credit facilities of $33.5 million, and proceeds from the issuance of CPECs to Cision Owner of $136.0 million to fund our acquisition of PR Newswire in June of 2016.

Net cash provided by financing activities in the six months ended June 30, 2017, reflect $305.2 million in proceeds from the issuance of equity in connection with our merger with Capitol, offset by borrowings under our term loan facility of $28.9 million used to fund our acquisitions of Bulletin Intelligence and Argus.

Net cash provided by financing activities was $808.4 million in 2016, compared to net cash used in financing activities of $8.6 million in 2015 and net cash provided by financing activities of $851.8 million in 2014.

Cash flows provided by financing activities in 2016 reflect net borrowings under term loan facilities of $639.1 million, net borrowings under revolving credit facilities of $33.5 million, and proceeds from the issuance of CPECs (as defined below) of $136.0 million.

Cash flows used in financing activities in 2015 reflect net repayments under term loan facilities of $5.9 million, proceeds from the issuance of CPECs to Cision’s owner of $2.8 million, adjusted for payments of deferred financing costs, and the acquisition of non-controlling interests.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cash flows provided by financing activities in 2014 reflect net borrowings under term loan facilities of $635.7 million, proceeds from the issuance of CPECs to Cision’s owner of $257.6 million and, the acquisition of non-controlling interests in Cision of $44.5 million.

Contractual Obligations

The following table sets forth our contractual obligations and commitments for the periods indicated as of December 31, 2016. The following table does not give effect to the Transactions or the repayment of a portion of the 2016 Second Lien Credit Facility in connection therewith.

Contractual Obligations	Payments Due by Period (in thousands)
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
(dollars in thousands)
2016 First Lien Credit Facility(1)	$1,094,500	$11,000	$22,000	$22,000	$1,039,500
2016 Second Lien Credit Facility(1)	370,000	—	—	—	370,000
2016 Revolving Credit Facility	33,475	—	—	—	33,475
Capital leases(2)	171	171	—	—	—
Operating leases	81,832	12,348	22,483	20,116	26,885
Purchase obligations	15,615	12,196	3,419
CPECs(3)	443,102	443,102	—	—	—
Cash interest(4)	779,666	117,605	232,901	228,453	200,708

(1)	Represents the principal amount of our long-term debt under our 2016 Credit Facilities and expected cash payments for interest thereunder based on the applicable interest rates and amounts outstanding as of December 31, 2016.
(2)	Includes the fixed rent payable under the leases and does not include additional amounts, such as taxes, that may be payable under leases.
(3)	CPECs are held by Cision Owner and are presented as liabilities in the consolidated balance sheets of Cision. The CPECs are redeemable at any time by Cision and mature 49 years from the date of issuance. The CPECs can be converted to Ordinary Shares of Cision at any time at a conversion price equal to the fair value of Cision’s Ordinary Shares on the date of issuance by Cision Owner. The CPECs are classified as liabilities due to the creditor-like rights held by the holder, including the right to force Cision’s bankruptcy. The CPECs are puttable to the Company at any time. We have obtained a waiver from Cision Owner that the CPECs will not be put for at least ten years from June 14, 2017.
(4)	Interest on variable rate long-term debt obligations is calculated based on debt outstanding and interest rates in effect on December 31, 2016, taking into account scheduled maturities and amortizations. The applied interest rates for the 2016 Revolving Credit Facility borrowings, 2016 First Lien Term Loan and 2016 Second Lien Credit Facility at December 31, 2016 are 6.7%, 7.0% and 10.5%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions or interests.

Summary of Critical Accounting Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Our critical accounting policies are described below.

Software Development Costs and Research and Development

The Company incurs software development costs related to its internal use software. Qualifying costs incurred during the application development stage are capitalized. These costs primarily consist of internal labor and third party development costs and are amortized using the straight-line method over the estimated useful life of the software, which is generally two years. All other research and development costs are expensed as incurred. Costs to maintain and update the information database are expensed within cost of revenues as these expenses are incurred. For the years ended December 31, 2016, 2015 and Fiscal 2014, the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Company recorded amortization expense related to internal use software of $12.6 million, $6.9 million, and $0.5 million respectively. For the six months ended June 30, 2017 and 2016 the Company recorded amortization expense of $6.4 million and $5.0 million, respectively.

Property, Equipment and Purchased Software

Property, equipment and purchased software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: three to five years for software and computer and office equipment and five to seven years for furniture and fixtures. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of assets acquired under capital leases is included in depreciation and amortization expense. Repairs and maintenance costs are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recorded in the statements of net loss and total comprehensive loss.

Valuation of Long-Lived Assets

Long-lived assets include property, equipment and software and intangible assets with finite lives. Intangible assets consist of customer relationships, trade names and purchased technology acquired in business combinations. Intangible assets are amortized using the straight-line method, which approximates the pattern of usage of the economic benefit of the asset, over their estimated useful lives ranging from two to seven years. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There were no significant impairment charges for long-lived assets for the six months ended June 30, 2017 of the years ended December 31, 2016, 2015 or Fiscal 2014.

The Company regularly revisits its estimate of useful economic lives of long-lived assets and makes adjustments to those lives where appropriate.

Business Combinations and Valuation of Goodwill and other Acquired Intangible Assets

The Company has completed a number of acquisitions of businesses during the period ended June 30, 2017 and the years ended December 31, 2016, 2015 and Fiscal 2014 that have resulted in the recording of goodwill and identifiable definite-lived intangible assets. The Company recognizes all of the assets acquired and liabilities assumed at their fair values on the acquisition date. The Company uses significant estimates and assumptions, including fair value estimates, as of the acquisition date and refines those estimates that are provisional, as necessary, during the measurement period. The measurement period is the period after the acquisition date, not to exceed one year, in which new information may be gathered about facts and circumstances that existed as of the acquisition date to adjust the provisional amounts recognized. Measurement period adjustments are applied retrospectively, and all other adjustments are recorded to the consolidated statements of net loss and to date have been immaterial. Acquisition-related costs are expensed as incurred separately from the acquisition and generally are included in general and administrative expenses in the statements of net loss and total comprehensive loss.

Goodwill Impairment

Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is assessed for impairment at least annually. The Company performs its annual impairment assessment on October 1, or whenever events or circumstances indicate impairment may have occurred. On October 1, 2016, 2015 and 2014 the Company performed its annual goodwill impairment based on the fair value of the Company’s reporting units. When assessing goodwill for impairment, the Company uses an income approach based on discounted cash flows to determine the fair value of its reporting unit. The Company’s cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors which are consistent with the plans used to manage the Company’s operations.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Other than for reporting units newly formed in 2016, the results of the annual goodwill impairment test indicated that the estimated fair value of each reporting unit was, in all cases, at least 25% in excess of its carrying value. For reporting units created in the current year as part of the PRN acquisition, the fair value of the reporting units approximated their carrying value given the purchase price allocation performed during the year ended December 31, 2016. In addition, for the reporting units formed in June 2016, no events or circumstances occurred from the date of acquisition to December 31, 2016 that would indicate that the fair value of the reporting unit had decreased since the acquisition date.

Based on the results of the Company’s most recent annual assessment on October 1, 2016, the Company therefore concluded that the fair value of each of its reporting units exceeded its carrying amount and no impairment charge was recorded.

Revenue Recognition

The Company derives its revenues from subscription arrangements and related professional services in connection with the Company’s cloud-based software and services offerings. The Company also derives revenues from news distribution services on both a subscription basis and separately from non-subscription arrangements. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable.

The Company’s separate units of accounting consist of its subscription services, transactional services and professional services. The subscription services include access to the Company’s cloud-based software, hosting services, content and content updates and customer support. The Company’s subscription agreements are typically one to three years in length and are non-cancelable, though customers have the right to terminate their agreements for cause if the Company materially breaches its obligations under the agreement. Subscription agreements do not provide customers the right to take possession of the software at any time. The Company does not charge customers an up-front fee for use of the technology. Implementation activities are insignificant and are not subject to a separate fee. In certain cases, the Company charges annual membership fees to customers which are recognized ratably over the one year membership period.

The Company also distributes individual news releases to thousands of distribution points on the Internet, which are then indexed by major search engines and also directly to journalists and other key constituents. Dependent on the nature of the contract with the customer, the Company recognizes revenue on subscription basis over the term of the subscription, or on a per-transaction basis when the press releases are made available to the public.

Professional services include broadcast and webcast production. For these services, revenue is recognized when the specific performance is completed and customer acceptance received.

When sold together, revenue from the Company’s different service offerings are accounted for separately as those services have value on a standalone basis and do not involve a significant degree of risk or unique acceptance criteria. The Company allocates revenue to each element in a multiple element arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, TPE, if VSOE is not available, or estimated selling price, if neither VSOE nor TPE is available. As the Company has been unable to establish VSOE or TPE for the elements of its arrangements due to factors such as a high number of varied service offerings sold on a subscription basis to differing customer concentrations as well as varied discounting practices and unobservable competitive data for similar services, the Company estimates selling prices by analyzing multiple factors such as historical pricing trends, customer renewed activity, and discounting practices. The volume of multiple element arrangements sold by the Company in which any element of the arrangement has a revenue attribution pattern different to the other elements was not significant for all years presented.

Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Valuation of Equity-Based Compensation and Profits Interests

Compensation expense for all equity-based compensation awards is based on the grant date fair value recognition provisions of ASC Topic 718, Compensation — Stock Compensation. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years from the date of grant. As equity-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for estimated forfeitures.

Compensation expense for these equity-based awards is recognized by the Company, with an equal offsetting charge to “Additional paid-in capital.” Such compensation expense is reflected in the Company’s consolidated financial statements because the Class C Unit awards to management relate to services provided by the employees of the Company. The Class C Units are reserved for issuance by Cision Owner for incentive purposes at the discretion of the general partner of Cision Owner, subject to certain approvals.

To date, substantially all the equity-based compensation expense recorded in the Company’s financial statements results from the granting to management of Class C LP Units of Cision Owner. These Class C Units are considered Profits Interests as they allow recipients to participate in the residual profits of the Company on a predetermined fair value threshold (which can be zero). This threshold represents the threshold of proceeds from a sale of the Company’s net assets at fair market value that must be distributed to the preferred LP Unit holders of Cision Owner before the holder of a Class C LP Unit can participate in a distribution.

Segments

The Company has determined that its Chief Executive Officer is the Chief Operating Decision Maker. The Company’s Chief Executive Officer and the Board of Directors review financial information presented on both a consolidated basis and on a geographic regional basis. Since its inception, the Company has completed several significant acquisitions and has expended significant efforts in integrating these acquisitions into a single commercial software solution, available to all customers in all geographies. As a result of the long term qualitative and quantitative similar economic characteristics exhibited by the sale of a single product suite in all the Company’s regions, the Company has determined that its operating segments meet the criteria to be aggregated into one reportable segment.

Income Taxes

Income taxes are determined utilizing the asset and liability method whereby deferred tax assets and liabilities are recognized for deductible temporary differences between the respective reported amounts and tax bases of assets and liabilities, as well as for operating loss and tax-credit carryforwards. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting date based on the facts, circumstances and information available. The Company is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to its unrecognized tax benefits will occur during the next twelve months. The Company files income tax returns in the U.S. federal jurisdictions and various state and foreign jurisdictions and is subject to U.S. federal, state, and foreign tax examinations for years ranging from 2011 to 2015.

Accounting Pronouncement Recently Adopted

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, including the presentation of debt prepayment or debt extinguishment costs as cash outflows for financing activities on the statement of cash flows. The standard was to become effective for us in the first

Confidential Treatment Requested by Cision Ltd. under Rule 83 quarter of fiscal year 2019, however we elected to early adopt ASU 2016-15 on a retrospective basis on July 1, 2017, resulting in classifying $19.4 million in payments of original issue discount upon debt extinguishment as a repayment of term loan facility, a financing outflow, as opposed to the prior treatment which was to classify these as an operating cash outflow on our condensed consolidated statements of cash flows for the six months ended June 30, 2016. The resulting change increased cash provided by operating activities to $1.0 million and decreased cash provided by financing activities to $813.9 million for the six months ended June 30, 2016.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that all deferred tax assets and liabilities be classified as non-current on the balance sheet. Before the issuance of ASU 2015-17, deferred tax assets and liabilities were required to be presented as current and non-current. In the year ended December 31, 2015, the Company adopted ASU 2015-17. The adoption of ASU 2015-17 did not have a material impact on the consolidated financial statements and the balance sheets at December 31, 2016 and 2015 reflects this new presentation.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest, Simplifying the Presentation of Debt Issuance Costs (Topic 835-30). The amendment requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability rather than as an asset. The ASU did not address the presentation of costs of obtaining a revolving line of credit. In the June 2015 meeting of the Emerging Issues Task Force, the SEC staff clarified it would not object to an entity presenting the cost of securing a revolving line of credit as an asset, regardless of whether a balance is outstanding. The Company adopted this standard and a policy that the cost of securing a revolving line of credit will be recorded as an asset effective January 1, 2016 and the balance sheet at December 31, 2016 and 2015 reflects this new presentation.

In April 2015, the FASB issued ASU 2015-05, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement to increase the consistency of accounting for cloud computing arrangements among reporting entities. The reporting entity must consider whether a cloud computing arrangement includes a software license. If the arrangement does not include a software license, the entity should account for the arrangement as a service contract. If the arrangement includes a software license, the entity should account for the software license element of the arrangement consistent with the acquisition of other licenses of intangible assets. The Company adopted this standard during fiscal year 2016 and the adoption did not have a material impact on the consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s ability to continue as a Going Concern (ASU 2014-15). ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The Company adopted ASU 2014-15 in fiscal year 2016. The adoption of ASU 2014-15 had no material effect on the consolidated financial statements.

Recent Accounting Pronouncements Not Yet Effective

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning in the Company’s fiscal year 2019. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Intangibles-Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill

Confidential Treatment Requested by Cision Ltd. under Rule 83 impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for our fiscal year 2022, and interim periods within that year in the event a goodwill impairment test is performed based on a triggering event prior to our October 1 annual impairment test. The Company is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for our fiscal year 2019. The new standard is not expected to have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for our fiscal year 2020 and interim periods in 2021 with early adoption permitted. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 is effective for our fiscal year 2019 and interim periods in 2020. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. We are still evaluating the impact that this standard will have on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for our fiscal year 2018. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of press release cycles, primarily related to the release of public company operating results and other corporate news events.

Effects of Inflation

While inflation may impact revenues and cost of services, the Company believes the effects of inflation, if any, on the results of operations and financial condition have not been significant. However, there can be no assurance that the results of operations and financial condition will not be materially impacted by inflation in the future.

Qualitative and Quantitative Disclosure about Market Risk

Interest rate risk

Our credit facilities bear interest at variable rates based on LIBOR plus a fixed margin. As of June 30, 2017, we had $1,522 million in outstanding borrowings under our credit facilities. At LIBOR rates below 3.0%, 100.0% of our outstanding borrowings bear interest at variable rates. Outstanding borrowings under our credit facilities are subject to a 1% LIBOR floor. As of June 30, 2017, the 3-month LIBOR rate was

Confidential Treatment Requested by Cision Ltd. under Rule 83 approximately 1.23%. A hypothetical 1% increase in the interest rate on our indebtedness as of June 30, 2017 would have increased our cash interest expense on our indebtedness by approximately $15.2 million per annum.

Foreign exchange risk

The reporting currency for all periods presented is the U.S. dollar. The functional currency for the Company’s foreign operating subsidiaries is the local currency, including British Pound, the Euro, the Swedish Krona and the Canadian Dollar. These currencies all weakened significantly against the U.S. dollar. Approximately 32% of our revenues are generated in non-U.S. dollar-denominated currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity.

Confidential Treatment Requested by Cision Ltd. under Rule 83

BUSINESS

Overview

Cision is a leading global provider of PR software, media distribution, media intelligence and related professional services according to Burton-Taylor International Consulting LLC, as measured by total revenue. Public relations and communications professionals use Cision’s products and services to help manage, execute and measure their strategic PR and communications programs. Similar to Bloomberg for finance professionals, LinkedIn for human resources professionals and Salesforce for sales professionals, Cision is an industry-standard SaaS solution for PR and marketing professionals and is deeply embedded in industry workflow.

Cision delivers a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, Cision Communications CloudTM (“C3”), a cloud-based platform that integrates each of Cision’s point solutions into a single unified interface, arms brands with the insights they need to link their earned media to strategic business objectives, while aligning it with owned and paid channels. This platform enables companies and brands to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence.

Cision has undergone a strategic transformation since GTCR’s initial investment in 2014, evolving into a PR and marketing software leader through a series of complementary acquisitions.

The acquisitions of Cision and Vocus in 2014 and their subsequent merger established the foundation of the core media database, monitoring and analysis business. Over the twelve months following this initial merger, the company acquired Gorkana to expand its global footprint and also completed acquisitions of Visible and Viralheat to enhance its social media functionality. The subsequent acquisition of PR Newswire in 2016 was highly strategic, adding the depth and breadth of a global distribution network and making Cision the only vendor with a comprehensive global solution for PR professionals. Following these acquisitions, in October 2016, the company introduced C3. In the first quarter of 2017, Cision acquired Bulletin Intelligence to expand its capability to provide expert-curated executive briefings for the Executive Office of the President and Corporate C-Suite executives. In the second quarter of 2017, Cision acquired Argus, a Paris-based provider of media monitoring services to expand its media monitoring solutions and enhance its access to French media content.

Cision provides its comprehensive solution through subscription contracts of one year or longer, with different tiers of pricing depending on the level of functionality and customer support required. Cision’s SaaS delivery model provides a stable recurring revenue base. In 2016, Cision generated $615 million of revenue, pro forma for PR Newswire, and approximately 82% of Cision’s revenue is generated by customers purchasing services on a subscription or recurring basis. The business mix is also highly diversified, with more than 75,000 customers, of which the top 25 only account for 3% of revenue.

Industry

PR professionals are responsible for critical corporate functions including communications and relations with media, government, consumers, industry and community stakeholders. The process of managing relationships and communications with journalists, analysts, public officials and other key influencers and audiences is vital to an organization achieving its corporate objectives and financial success. PR is top-of-mind for senior management executives and a key component of how companies manage and enhance their brands’ reputation through the media. The primary activities of in-house PR departments and PR agencies include:

•	Creating and communicating news, feature articles and multimedia;
•	Distributing information to target audiences;

Confidential Treatment Requested by Cision Ltd. under Rule 83

•	Planning, developing, managing and monitoring traditional and social media campaigns and implementing strategies to generate interest and popularity and influence brand reputation and sentiment;
•	Organizing events such as media visits, receptions and conferences;
•	Editing and producing journals, corporate identity programs, video and other presentations; and
•	Compiling reports on activities and campaign performance.

Central to all PR activities is a distribution strategy, which determines how an organization delivers consistent and well-executed communications to key constituents. The PR function is rapidly evolving with the proliferation of digital media, as PR professionals work to optimize communications across multiple online, mobile and social channels as well as traditional media outlets. In a multi-channel, data-driven environment, content can be distributed to a significantly larger and more targeted audience, increasing the importance of a broad and reliable distribution network and creating demand for integrated solutions that include distribution, targeting, monitoring and reporting. The importance of distribution to broader PR success was a driving force behind Cision’s decision to acquire PR Newswire, the world’s largest press release distribution network, according to Burton-Taylor International Consulting LLC, as measured by total revenue.

PR Professionals Face an Increasingly Complex Landscape

The emergence and proliferation of digital media, search engine technology and social media has driven rapid change in the public relations and communications industries. In addition to traditional interaction with journalists and editors to manage news and content distributed through print media channels, PR and communications professionals must now also interact with and monitor bloggers, online news sites, consumer review websites, social media platforms and customer communications. The increasing complexity of these functions requires the use of numerous, sophisticated and often discrete software tools, analytics, and professional services to achieve PR professionals’ business objectives.

Digital Media Landscape is Evolving

Media consumption patterns and brand interactions with consumers are rapidly evolving. Consumer purchases are increasingly influenced by a variety of different information sources, including search engines, blogs, online reviews and social media networks. This dynamic presents a challenge for marketing professionals who have traditionally relied on paid and owned media to shape a brand’s image and perception with consumers. As a result, marketers are being forced reevaluate how they reach and engage with their target audience.

As opposed to paid media campaigns, which directly target consumers through television, radio, print and search engine advertising, or owned media campaigns, which directly target consumers through company websites or social media accounts, earned media campaigns do not directly target consumers but rather target key influencers. With consumer behavior increasingly shaped by these influencers, including online reviewers, press and social media posters, effective earned media campaigns are becoming critical for marketers.

Rising Importance of Earned Media Channels in Driving Purchase Decisions

According to Nielsen, earned media is recognized as the most trusted media category, yet it receives a smaller allocation of a company’s marketing budget than owned and paid media. Marketers have traditionally targeted the paid and owned channels because content is more easily controlled through those channels; however, declining efficacy of paid media and higher consumer trust in earned media is increasing marketers’ focus on the earned channel, which is Cision’s core category.

According to eMarketer, more than $192 billion was spent on paid media in 2016, despite consumers actively trying to reduce their paid media exposure. For example, GlobalWebIndex indicates that 60% of desktop users have used ad-blockers. Consumers appear to be gravitating instead toward key influencers in making their purchase decisions. Launchmetrics research indicates that 93% of marketers believe influencer marketing is effective in raising brand awareness and 75% believe it is effective in generating sales leads.

In addition to having a greater impact on consumer purchase decisions than paid media, earned media has a lower cost, as distribution is assisted by the content author. As such, earned media’s ROI is high. Chief

Confidential Treatment Requested by Cision Ltd. under Rule 83 marketing officers are beginning to recognize this dynamic and the value of earned media, which is driving a shift of paid media dollars into the earned channel, according to Outsell Inc.

Proactive management of earned media has increased in importance following the recent rise of consumers’ suspicions of “fake news.” Brands have responded to this challenge by proactively publishing factual content around key issues to manage their brand and reputation where possible. Press releases are considered an appropriate outlet for this purpose and have long been viewed by journalists and other earned media sources as a preferred source of reliable information.

Increasing Spend on Marketing Technology

With marketers’ P&L responsibilities continuing to expand and multi-channel marketing becoming a critical revenue-generating function, marketing technology is becoming a core part of technology in the enterprise. According to Gartner Inc., marketing technology spend is expected to exceed spend on core enterprise IT by 2017 and is growing at a much faster rate (12% versus 3%, respectively). This increased marketing technology spend will increasingly be captured by the earned channel.

Preference for Platforms over Point Solutions

A comprehensive and integrated PR platform is becoming increasingly critical as the proliferation of new media channels drives complexity in the execution of successful PR and marketing campaigns. PR, communications and marketing professionals increasingly value and prefer the ease of having the entire solution set — monitoring, analyzing, identifying and distributing — on a single, integrated platform.

Large Addressable Market

The global communications intelligence software and services market is approximately $3 billion in annual spend, and has grown at a 6% CAGR since 2011, according to Burton-Taylor International Consulting LLC. This market comprises spend on press release distribution, media and social media monitoring, measurement and engagement, and targeting. Key drivers of steady growth in recent years include GDP and advertising expenditure growth, proliferation of advanced social media tools and an increasing focus on transparency and information disclosure.

As the needs of PR and marketing professionals converge, with the mutual desire for measurement and attribution, the PR and communications software market is beginning to converge with the marketing software market, which IDC estimates will reach $32 billion by 2018. Beyond marketing software, the broader digital marketing market is expected to reach $195 billion by 2020 according to Statista.

Competitive Strengths

Cision’s competitive strengths include:

Comprehensive and Fully Integrated Cloud-Based Platform

C3 offers the communications professional a “one-stop shop” for all the tools they need to conceive, execute, monitor and analyze an earned media campaign. The company believes that offering a comprehensive cloud-based platform with multiple integrated functionalities is what communications professionals today require and prefer over the alternative of using several individual point solutions that are not interconnected, lack consistency and require interactions with and payments to several external software providers. The effectiveness and appeal of integrated platforms over point solutions has been demonstrated in the broader marketing realm with the creation and growth of cloud-based platforms such as the Adobe Marketing Cloud, the Oracle Marketing Cloud and the Salesforce Marketing Cloud.

An Industry Standard for PR Professionals

Cision’s PR software is known as a go-to global SaaS platform for communications professionals and is deeply embedded in industry workflow. For individuals working in the PR sector, fluency with the Cision platform is viewed by many as a key skill, similar to how knowledge of Bloomberg is critical to many finance professionals and experience with Salesforce is important for many sales professionals.

Global Product Reach

Cision’s offering has wide geographic reach within all its vertical markets. The company believes that being able to deal with only one provider to deliver earned media solutions across the globe is a key

Confidential Treatment Requested by Cision Ltd. under Rule 83 differentiator for Cision that has value to clients, in particular large multi-national corporations that manage PR and communications efforts globally.

Proprietary Content and Solutions

Cision’s platform incorporates the largest media database and largest distribution network in the world, as measured by revenue estimates from Burton-Taylor International Consulting LLC. With Cision’s proprietary database of 1.6 million contacts for journalists, bloggers and social influencers, including contact information, in-depth profiles, preferences and detailed pitching tips, clients can build smarter media lists to connect with the appropriate influencers and build meaningful relationships. Through Cision’s distribution network, customers can conduct both wide-reaching and targeted campaigns across traditional and digital media in more than 170 countries in over 40 languages.

Ease of Use and Workflow Capabilities

Cision’s products are designed with easy-to-use functionality, built-in workflow capabilities, a high degree of flexibility in outputs and a sleek and intuitive user interface to help the communications professional execute their work in the best way possible.

Experienced Management Team with a Proven Track Record

Cision has a strong, highly experienced management team. CEO Kevin Akeroyd has more than 25 years of experience reshaping modern digital, social and mobile marketing. In his previous role, he led the team that built the marketing cloud business unit at Oracle from a nascent stage into one of the largest marketing and advertising technology providers in the industry. Cision’s CFO, Jack Pearlstein, has 20 years of financial, operational and strategic planning experience with technology companies. Mr. Pearlstein has served as CFO of four technology companies, three of which completed initial public offerings.

Growth Strategy

Cision intends to continue to drive growth and enhance its market position through the following key strategies:

Acquire New Customers

While Cision has established itself as a leading player in the PR software market, the company believes there is still a substantial opportunity to increase market penetration globally by selling its platform advantage. Most vendors in the market offer point solutions that address one or two functions in a PR campaign, resulting in the need for multiple vendors; however, chief marketing officers prefer integrated platforms over individual solutions, according to Gartner, Inc. The launch of C3 in October 2016 provided the market with a comprehensive platform that integrates all the core capabilities needed for a PR software campaign, establishing Cision as a reference platform for the PR software market.

Continue to Develop Innovative Products and Features

Cision understands the importance of offering an easy-to-use product with extensive features that meet and exceed its customers’ needs. Cision’s product team is constantly working to introduce new features that augment its existing platform. For example, in 2016 Cision expanded its media database capabilities, providing its customers with insights into the audience demographics of each individual Cision influencer and providing tailored influencer recommendations for each of its customers. Cision’s account management and customer service representatives continuously communicate the needs of its customers to the product team, providing for continuous platform improvement.

Cision’s new product innovation pipeline aims to introduce new products to market that improve the way PR and marketing professionals do business. Over the short-term, Cision plans to leverage the fact that its new platform, C3, provides a fully integrated set of PR capabilities under one umbrella by adding data attribution capabilities and eventually selling the data it compiles. Cision’s measurement and attribution capabilities, which the company expects to add to its products by the end of 2017, will enable customers to track end-user reach, demographics, engagement and purchase conversion data from their earned media

Confidential Treatment Requested by Cision Ltd. under Rule 83 campaigns, allowing customers to measure return on investment. Cision plans to sell the highly valuable consumer and influencer data it compiles to brands and media networks that may use the data to improve audience targeting and increase advertising effectiveness.

Increase Revenue from Existing Customers

Cision believes a significant opportunity exists to increase spending by its more than 75,000 existing customers by expanding product and service offerings sold. Because Cision has grown through acquisitions and because a comprehensive platform did not previously exist in the PR software market, many of Cision’s customers use various PR point solutions, including solutions provided by competitors. For example, Cision has 13,000 U.S. customers and PR Newswire has 16,000 U.S. customers, of which only approximately 2,600 overlap. By providing the first comprehensive platform for executing and analyzing earned media campaigns, Cision is well positioned to increase product penetration among existing customers by encouraging them to bundle various point solutions under one umbrella. In some markets, Cision has not yet introduced its full range of products. Cision plans to roll out its entire product suite in each of its markets, which is expected to increase average customer spend through increased product penetration and attract new customers through a broader product set. Additionally, Cision’s sales team has historically been successful in selling higher tiered product or service offerings to existing clients and will have more opportunities to increase product penetration as the Cision product team continues to add products and features to its platform.

Expand into New Geographies and Market Segments

Cision has an expansive global reach, spanning many major international markets around the globe including those outside of the United States such as Canada, China, India, EMEA and Latin America, which, in aggregate, accounted for 32% of the company’s 2016 pro forma revenue. In many international markets, Cision’s presence is limited today. The company views these markets as opportunities for geographic expansion, especially Latin America, Asia and Continental Europe, which accounted for only 1%, 3% and 7% of Cision’s 2016 pro forma revenue, respectively.

Cision aims to establish the earned media cloud as the third marketing software category, alongside paid and owned media, by providing valuable demographic, psychographic, sociographic and attribution end-user data to its customers and by selling the data to brands and media networks. Cision’s development of data attribution and data monetization products is expected to enable it to enter the $32 billion marketing software market, as measured by IDC. Once Cision establishes itself in that market, Cision plans to enter the broader $195 billion digital marketing market, as measured by Statista, through platform extensions into adjacent earned media categories. These categories include ratings and reviews, employee amplification, influencer performance and content marketing. Cision will opportunistically employ both organic initiatives and acquisitions to expand into the digital marketing market.

Selectively Pursue Strategic Acquisitions

Cision has successfully sourced and integrated several strategic acquisitions in the last three years, including Vocus, Visible, Viralheat, Gorkana and PR Newswire. These acquisitions have strengthened Cision’s market position and enabled the company to provide a comprehensive PR communications product suite with a scaled, efficient cost-structure.

For example, on March 27, 2017, Cision closed the acquisition of Bulletin Intelligence. Bulletin Intelligence is supported by proprietary, patented collaboration and authoring software written to support its more than 100 analysts, delivers “must-read” daily briefings to closed audiences, providing a comprehensive view of news and other competitive intelligence to highest-level corporate and government leaders. Cision believes the addition of Bulletin Intelligence’s reputable analyst services bolsters the company’s ability to provide data-driven insights that executives rely on to make critical business decisions. Most recently, on June 22, 2017, Cision acquired Argus, which is a Paris-based provider of media monitoring solutions. The Argus acquisition offers Cision the opportunity to deliver enhanced access to French media content, helping its global customer base understand and quantify the impact of their communications and media coverage in France.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision’s management is actively evaluating additional acquisition opportunities to enhance Cision’s leadership in the global PR software market by expanding its market reach, geographic presence and product capabilities.

Products and Services

C3, Cision’s cloud-based software platform, delivers critical functionality across the entire earned media lifecycle. Cision believes that C3 is the first software solution that allows communications professionals to plan, execute and analyze PR campaigns in a fully integrated fashion. Given the recent launch of C3, the majority of Cision’s revenue today comes from customers who purchase only a subset of the capabilities currently offered by Cision. As C3 continues to improve and these customers are migrated onto the C3 platform, Cision will attempt to upsell additional capabilities. For example, a customer who previously used Cision to plan campaigns and monitor campaign results will be a candidate to purchase PR Newswire press release distribution services. Customers who purchase PR Newswire’s distribution service within C3 will have improved ability to measure the return on investment of specific campaign activities compared to customers who use other press release distribution services that cannot be accessed within the C3 platform.

For the year ended December 31, 2016 approximately 82% of Cision’s pro forma revenue was subscription-based or recurring, with only 18% being transactional. Recurring and transactional revenue is largely related to PR Newswire, which was acquired in June 2016 and has since been incorporated into the broader Cision platform. PR Newswire’s services are increasingly sold on a subscription basis as part of C3.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Media Database

Discovering and maintaining relationships with relevant journalists and other influencers that communicate an organization’s message to the public are critical to any earned media strategy. Cision offers the largest database in the world, based on database revenue estimates from Burton-Taylor International Consulting LLC, with contacts for over 1.6 million journalists and other influencers across 200 countries, including over 300,000 digital influencers. The database is updated more than 20,000 times daily to provide the most accurate and timely information to PR and communications professionals.

The media database is integrated with CRM tools and content generation and distribution features to give PR and communications professionals access to relevant influencers when planning a campaign as well as to schedule and record all interactions with contacts. Access to the database is offered both on a regional and on a global basis.

Media Distribution

The distribution strategy of an earned media campaign determines how a company delivers consistent and well-executed communications to influencers across the media spectrum. In a multi-channel, data-driven environment, press releases and other content can be distributed to a significantly larger audience, increasing the importance of a broad and reliable distribution network. Cision’s distribution product allows earned media professionals to execute campaigns and distribute corporate news, events information, content and multimedia through press releases, web and email. Compared to free, high volume channels such as social media and corporate newsrooms, Cision’s distribution platform is an important way for brands to signal the relative importance of a message. This signaling mechanism is often the difference between a message becoming part of the “noise” or ending up in the hands of a key influencer. Brands compete for influencer attention with several thousand stories that are transmitted over the major distribution networks in a day, which compares favorably to competing with 500 million tweets per day on Twitter.

Cision has the largest global distribution network of its kind in the world, based on distribution revenue estimates from Burton-Taylor International Consulting LLC. The company’s network reaches traditional and digital media in more than 170 countries in over 40 languages, including major media organizations, over 10,000 syndicated websites and over 900,000 contacts such as journalists, bloggers and social influencers. Cision’s products enable communications professionals to distribute press releases and other content such as photos, videos, infographics, financial information and articles through web, wire and email. In addition, the company offers around-the-clock editorial support for clients.

•	PR Newswire: Cision’s primary distribution product is PR Newswire, a leading provider of premium wire distribution services in the U.S., Canada and globally, with international operations in Canada, Europe, the Middle East, Asia and Latin America. For more than 60 years PR Newswire has represented an industry standard for high-impact dissemination of critical news, financial releases and other content and has customers spanning Fortune 2000 multinationals, small and medium businesses, public relations agencies and government entities. PR Newswire also offers a comprehensive suite of products and services for Investor Relations professionals, including distribution for earnings and other material news, webcasts and conference calls, IR website hosting, and virtual investor conferences.
•	iReach, WebMax, PRWeb: Cision offers alternative distribution products to clients who seek a more economical option. These products include iReach, WebMax and PRWeb and generally provide customers the ability to distribute shorter releases across a smaller network with web-focused delivery and search engine discovery.
•	Multimedia content and broadcast distribution: MultiVu provides creative services and video production to help companies enhance their communications through webcast and broadcast. Cision also provides hosted, white-label web pages integrated into a customer’s website and managed on behalf of investor relations and public relations departments.
•	iContact: iContact is a cloud-based e-mail and social marketing software application that marketing professionals use to create, publish and distribute professional-quality e-mails. The application integrates with social media platforms and Salesforce’s Sales Cloud.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Media Monitoring

Cision enables PR and communications professionals to track the media coverage of their companies and brands, assess the impact of strategic initiatives and discover how influencers portray their content and gauge overall brand sentiment. Cision’s products allow clients to monitor all forms of media, including global print, digital, social media, television and radio sources, and store articles, content and corporate news. The company’s media monitoring software tracks and monitors content on over 200,000 digital, print, social and broadcast sources in over 150 countries. Cision delivers its customers over 2 million stories every day. Additionally, through the acquisition of Bulletin Intelligence, Cision has expanded its capability to provide expert-curated executive briefings to the Executive Office of the President and Corporate C-Suite executives. With the additional acquisition of Argus, Cision will provide its existing global customer base with enhanced access to French media content, helping them understand and quantify the impact of their communications and media coverage in France. Cision also offers tools to filter and automatically update relevant news sources and content to make monitoring an efficient aspect of customers’ overall PR strategies. The graphics below are examples of monitoring insights Cision provides to customers from their PR campaigns.

Media Analysis

Cision provides functionality that enables its customers to assess media coverage by collecting and analyzing data and metrics configured to meet the needs of the client. Metrics on audience engagement, campaign reach and effectiveness, sentiment and competitive benchmarking allow PR and communications professionals to quantify campaign results of earned media strategies. Analysis also provides data-driven insights that inform the creation of future campaigns and marketing investment.

Cision’s media analysis capabilities also include a robust technology-enabled service aimed at Global 2000 companies with complex PR strategies, as well as an automated self-serve module that can be configured by customers for high-level reporting needs. The charts below are examples of analysis insights Cision provides to customers from their PR campaigns.

Customers

Cision has a large and highly diversified customer base of more than 75,000 customers, spanning the Americas, Europe and Asia. Clients range from small businesses to large enterprises across a wide range of industries and also include a large number of PR agencies. Annual spend for these customers can range from hundreds of dollars for small businesses to several million for the largest customers.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision’s customer base includes 91 of the world’s 100 most valuable brands, according to Forbes.com, 96 of the top 100 PR companies in the United States and 47 of the top 50 PR companies in the UK, as listed in the Holmes Report 2016.

Select customers include McDonald’s, Samsung, Edelman, Coca Cola, Google, Exxon Mobil and Nike. Cision’s top 25 customers account for only 3% of revenue.

Technology Infrastructure

Technology is key to Cision’s Communications Cloud strategy of creating a unique competitive advantage by offering the only globally accessible end-to-end PR workflow solution in the market. Cision’s PR software platforms are built upon a highly scalable and flexible component or multi-tenant based infrastructures in a hybrid cloud environment allowing us to provide a cost effective and secure offering. The platforms leverage proven delivery technologies along with leading big data and analytic offerings to create a competitive advantage. Cision’s online infrastructure is geographically distributed across multiple public and private cloud locations to facilitate both resilience and performance.

Cision has an experienced and highly skilled technology team managing product development and IT operations. Cision utilizes a modified agile development approach with a standard 2-week cadence but can accelerate or extend deployment time-frames as needed. This agile approach to development is partnered with an IT Infrastructure Library focused “devops” based approach to guarantee that there are appropriate controls and a heightened focus on the customer experience.

Cision maintains a focus on continual improvement from both an IT performance and security perspective. For its critical systems and platforms, the company has implemented a initiatives and procedures that include:

•	A technology risk framework that enables us to identify opportunities for improvement, emerging patterns, and other concerns so they can be understood, addressed and periodically re-reviewed.
•	A multi-pronged approach to security that includes awareness education, asset and data identification, protection, detection, response and remediation.
•	An architectural approach that puts security in the forefront for all new development initiatives to improve efficacy and reduce Cision’s longer-term security costs.

These approaches will be extended as appropriate to Cision’s other systems, platforms and acquisitions.

In 2016, Cision initiated several consolidation and integration initiatives aimed at simplifying and modernizing its critical infrastructures to increase flexibility, improve margins and further improve the customer experience. These initiatives include data center consolidations, infrastructure upgrades, management information software system enhancements and the deployment of enhanced global operating models across Cision’s operations.

Sales & Marketing

Cision operates direct sales organizations throughout the United States and within each of its international markets. As of December 31, 2016, Cision had approximately 730 direct sales professionals. In the U.S., Cision divides its direct sales professionals into two distinct go-to-market teams, new business teams and account management (renewal) teams. Within each of the two go-to-market teams, U.S. direct sales professionals are further segmented into groups based upon customer size, including an enterprise group for large customers and agencies, a midmarket group for medium size customers and a small business group for small customers. Cision’s U.S. new business sales teams source and develop new customer relationships. Cision’s U.S. account management sales teams focus on maintaining customer relationships, increasing product penetration and ensuring contract renewals. In the United Kingdom and in several other larger international markets, Cision’s direct sales structure is similar to that in the United States. In Cision’s smaller international markets, there are sometimes unified direct sales structures without clear distinction between new business teams and account management teams.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision’s marketing team focuses on attracting, acquiring and retaining Cision’s customers through digital demand campaigns, brand building and showcases of customer success. With persona-based content aimed at communications professionals, the team delivers cross-channel campaigns that span paid search, email, web and customer events. Supporting Cision’s global sales team, marketing also develops messaging, product positioning, and tools to communicate the business value of Cision solutions. To establish the Communications Cloud category, marketing develops insightful thought leadership for Cision executives to disseminate through content marketing and keynote presentations. As of December 31, 2016, Cision had approximately 82 marketing professionals globally.

Competition

The communications software market is highly fragmented, highly competitive and rapidly evolving. Whereas Cision’s product suite provides a global end-to-end solution, other industry participants generally operate in select geographic regions or particular verticals including media monitoring and analysis or distribution. In media monitoring and analysis, industry participants include Meltwater, Kantar Media, Trendkite and iSentia. In distribution, industry participants include Business Wire, Nasdaq and The London Stock Exchange through its RNS service.

Key factors which impact competition in Cision’s industry include:

•	Product features, effectiveness and reliability;
•	User interface and ease of use;
•	Media database breadth and quality;
•	Expertise of sales and after-market support organizations;
•	Measurement and attribution capabilities;
•	Breadth and depth of the distribution network;
•	Pace of innovation and product roadmap;
•	Strength of professional services organization;
•	Price of products and services; and
•	Scale and financial stability of the organization.

Employees and Culture

Building and maintaining a strong corporate culture benefits both Cision’s customers and employees and serves as the foundation for the successful execution of the company’s strategy, and, as a result, Cision’s corporate culture is critical for its growth strategy.

As of December 31, 2016, Cision had approximately 3,130 global employees, with approximately 1,445 employees located in the U.S. and 1,685 employees located internationally. The company also engages temporary employees and consultants. None of Cision’s employees in the United States are members of a union, however 514 of Cision’s foreign employees are currently subject to collective bargaining agreements and/or are members of local work councils. Cision considers relations with its employees to be very good.

Intellectual Property

Cision relies on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect its proprietary technology and its brand. Cision has registered, and applied for the registration of, U.S. and international trademarks, service marks and domain names. Additionally, Cision has filed U.S. patent applications covering certain of its proprietary technology and own several issued patents. Cision also controls access to software, documentation and other proprietary information and enter into confidentiality and proprietary rights agreements with substantially all of its employees, consultants and other third parties, pursuant to which such employees, consultants and other parties assign to Cision the intellectual property rights that they develop and agree to keep confidential its confidential and proprietary information.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision currently licenses content included in its cloud-based software from several providers pursuant to data reseller, data distribution and license agreements with these providers. These agreements provide Cision with content such as news coverage from print and Internet news sites, as well as contact information for journalists, analysts, public officials, media outlets and publicity opportunities. The licenses for this content are non-exclusive. The agreements vary in length, and generally renew automatically subject to certain cancellation provisions available to the parties. Cision does not believe that any of its content providers are single source suppliers, the loss of whom would substantially affect its business.

Cision’s business involves the supply of copyrighted works of third-parties, including publishers and broadcasters, which necessitates working closely with these copyright owners on clients’ behalf. Delivering content to clients typically requires copyright fees to be paid to copyright owners. Cision is typically able to pass these copyright fees directly through to clients.

Cision also contracts with content providers for the rights to access and distribute paywalled or subscription-only content. As paywalled content becomes increasingly prevalent on publisher websites, Cision expects to continue negotiating access rights with key content providers.

If a claim is asserted that Cision has infringed the intellectual property rights of a third-party, it may be required to seek licenses to that technology. In addition, Cision licenses third-party technologies that are incorporated into some elements of its services. Licenses from third parties may not continue to be available to Cision at a reasonable cost, or at all. Additionally, the steps Cision has taken to protect its intellectual property rights may not be adequate. Third parties may infringe or misappropriate Cision’s intellectual property rights or proprietary technology. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies Cision employs in its services.

Cyclicality

Demand for Cision’s products and services fluctuates from month to month, with periods of greater demand corresponding to earnings release cycles of public companies and periods of lower demand corresponding to periods in which activity in the financial markets is reduced, such as during months with fewer business days and months with more holidays, due to the transactional component of Cision’s distribution business.

Legal Proceedings

From time to time, Cision is subject to litigation incidental to its business and to governmental investigations related to its products and services. Cision is not currently party to any legal proceedings or investigations that would reasonably be expected to have a material adverse effect on its business or financial condition. See “Risk Factors — We are the subject of continuing litigation and governmental inquiries.”

Facilities

Cision’s corporate headquarters is located in Chicago, Illinois and consists of approximately 46,000 square feet of leased space. Cision also leases approximately 20 other offices throughout the United States and approximately 45 offices in foreign countries where it operates. Cision owns one facility in Mexico City, Mexico, which consists of approximately 7,000 square feet.

Cision’s current facilities meet its employee base and can accommodate its currently contemplated growth. Cision believes that it will be able to obtain suitable additional facilities on commercially reasonable terms to meet any future needs.

Confidential Treatment Requested by Cision Ltd. under Rule 83

MANAGEMENT

Information about Executive Officers, Directors and Nominees

The board of directors and executive officers of Cision is as follows:

Name	Age	Position
Executive Officers:
Kevin Akeroyd	49	President, Chief Executive Officer and Director
Jack Pearlstein	53	Executive Vice President and Chief Financial Officer
Jason Edelboim	41	President, Americas
Yujie Chen	47	President, Asia-Pacific
Sean O’Driscoll	47	Senior Vice President, Global Insights
Robert Coppola	47	Chief Information Officer
Chris Lynch	34	Chief Marketing Officer
Non-Employee Directors:
Mark M. Anderson(2)(3)	42	Director and Chairman of the Board
Philip A. Canfield(3)	49	Director
L. Dyson Dryden(1)(2)	42	Director
Mark D. Ein(1)(3)	52	Director and Vice-Chairman of the Board
Stephen P. Master(2)	33	Director
Stuart Yarbrough(1)	66	Director

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance and Nominating Committee
(3)	Member of the Compensation Committee

Executive Officers

Kevin Akeroyd.  Mr. Akeroyd has served as Cision’s Chief Executive Officer and President since August 2016. Mr. Akeroyd has over 25 years of experience in digital, social and mobile marketing globally. Prior to joining Cision, Mr. Akeroyd was General Manager and Senior Vice President at Oracle Marketing Cloud from September 2013 to August 2016. Mr. Akeroyd and Oracle created and led the Enterprise Marketing Platform category. Prior to Oracle, he held senior leadership positions at Badgeville from September 2011 to September 2013, Salesforce.com (Jigsaw/Data.com) from September 2007 to August 2011. Mr. Akeroyd holds a degree from the University of Washington, Michael G. Foster School of Business and attended the EPSO program at the Stanford University Graduate School of Business.

We determined that Mr. Akeroyd’s extensive experience in the global digital, social and mobile marketing industry as well as extensive experience operating and advising similar companies qualifies him to serve as a director on Cision’s board of directors.

Jack Pearlstein.  Mr. Pearlstein has served as Cision’s Chief Financial Officer of Cision since June 2014. Previously, from June 2009 to November 2013, he was chief financial officer of Six3 Systems, Inc., a leading provider of software development, sensor development and signal processing services to the US intelligence community. As a chief financial officer, Mr. Pearlstein has led three different companies through their initial public offerings: AppNet from May 1999 to September 2000, DigitalNet from September 2001 to November 2004 and Solera from April 2006 to March 2009. Mr. Pearlstein is a CPA and received his Bachelor of Science in accounting from New York University. He also holds an MBA in finance from The George Washington University.

Jason Edelboim.  Mr. Edelboim has served as Cision’s President of the Americas since December 2016. Mr. Edelboim was named President of PR Newswire in June 2016, and prior to that was a Senior Vice President at PR Newswire from June 2013 to June 2016. Mr. Edelboim has over 15 years of experience at the intersection of media and technology. He previously worked at Bloomberg LP from 2003 to 2009 where he held progressing leadership roles within the company’s Media Group. Mr. Edelboim holds an MBA from the Stern School of Business at New York University and a BA from Columbia University.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Yujie Chen.  Mr. Chen joined PR Newswire in November 2003 and was promoted from Managing Director (China) to head PR Newswire’s business for the entire Asia-Pacific region in June 2013. Prior to PR Newswire, Mr. Chen worked in a number of media and publishing industry roles, including with CNBC Asia from June 2003 to November 2003, Deluxe Global Media from September 2001 to June 2003 and Beijing Television from February 1996 to August 1999. Chen holds an MBA degree from the Anderson School of Management at UCLA.

Sean O’Driscoll.  Mr. O’Driscoll joined Cision in September 2016 from PricewaterhouseCoopers (PwC) where he was a Partner with global leadership responsibilities for Digital Transformation, Social and Community Technologies practices from September 2012 to January 2015. He also ran his own agency, Ant’s Eye View, from January 2009 to September 2012 and has held several senior leadership positions at Microsoft, including General Manager of their MVP Program and Community Support organization from February 2004 to August 2008. Mr. O’Driscoll holds a Bachelor’s in Business Administration, Marketing and a Bachelor’s in Philosophy from Pacific University.

Robert Coppola.  Mr. Coppola is responsible for managing and enhancing Cision’s technology capabilities and security posture on a global basis. Mr. Coppola joined Cision to serve as the Chief Information Officer in July 2016. Prior to joining Cision, Mr. Coppola spent four years from June 2011 to September 2015 with McGraw-Hill Financial as the Chief Information and Technology Officer for S&P Capital IQ and S&P Dow Jones Indices, a leading provider of ratings, benchmarking and analytics in the global capital and commodity markets. There, he was responsible for driving the overarching technology strategy, architecture and development in addition to evolving multiple silo-based teams into one global operating team. He has also held leadership positions with Thomson Reuters from November 2003 to June 2011 and Bloomberg LP from September 1992 to November 2003. Mr. Coppola holds a Bachelor’s in Economics from Rutgers University.

Chris Lynch.  Mr. Lynch has served as Chief Marketing Officer of Cision since November 2016. Mr. Lynch is responsible for Cision’s global marketing strategy, which includes communications, product and digital marketing. From January 2014 to October 2016, he ran product marketing and go-to-market strategy for Oracle’s Marketing Cloud business and also held leadership positions at Badgeville from February 2012 to January 2014 and TIBCO from June 2011 to January 2012. Mr. Lynch attended Northeastern University where he received his Bachelor of Arts in Journalism.

Non-Employee Directors

Mark M. Anderson.  Mr. Anderson joined GTCR in 2000 and is currently a Managing Director of the firm. He previously worked at Gracie Capital and at Bowles Hollowell Conner & Co. He holds an MBA from Harvard Business School and a BS from the McIntire School of Commerce at the University of Virginia. Mr. Anderson currently is a Director of Cision, Global Traffic Network, Beeline, Lytx, Rural Broadband Investments and XIFIN. In addition, Mr. Anderson was previously a Director of GTCR’s past investments including CAMP Systems, Land Lease Group and Landmark Aviation, and was instrumental in other GTCR investments including Skylight Financial, Solera and Transaction Network Services. Mr. Anderson serves on the board of the Chicago Foundation for Education, a non-profit organization that seeks to improve the educational experience of Chicago’s public school children.

We determined that Mr. Anderson’s directorship experience and experience advising similar companies qualifies him to serve as a director on Cision’s board of directors.

Philip A. Canfield.  Mr. Canfield is a Managing Director of private equity firm GTCR LLC and currently co-heads GTCR’s Technology, Media and Telecommunications investment team. Mr. Canfield joined GTCR in 1992 and became a Principal in 1997. From 1990 to 1992, Mr. Canfield worked in the Corporate Finance Department at Kidder, Peabody and Company. Mr. Canfield has served as a Director of Zayo Group Holdings, Inc. since July 2012 and is the Chairman of its Nominating & Governance Committee. Mr. Canfield currently serves on several private company boards. He holds an M.B.A. from the University of Chicago and a B.B.A. in finance with High Honors from the Honors Business Program at the University of Texas.

We determined that Mr. Canfield’s extensive experience in corporate finance and in the telecommunications industry qualifies him to serve as a director on Cision’s board of directors.

Confidential Treatment Requested by Cision Ltd. under Rule 83

L. Dyson Dryden.  Mr. Dryden is currently the President, Chief Financial Officer, and a Director of Capitol Investment Corp. IV, a blank check company formed for the purpose of effecting a business combination with another company. From July 2015 until it completed its business combination in June 2017, Mr. Dryden was the President, Chief Financial Officer, Treasurer, Secretary and a Director of Capitol Acquisition Corp. III. Since the closing of the business combination, Mr. Dryden has continued to serve as a director of Capitol Acquisition Corp. III (now known as Cision Ltd.). From March 2013 to July 2015, Mr. Dryden served as the Chief Financial Officer and a Director of Capitol II. Mr. Dryden has continued to serve as a director of Lindblad Expeditions since the closing of its business combination. Mr. Dryden is also the founder of Dryden Capital Management, LLC, a private investment firm that invests in and builds private companies, and has served as its President since March 2013. Mr. Dryden has also been Vice Chairman of CDS Logistics Management, Inc., one of the largest providers of home improvement product delivery services in the United States, since 2009. From August 2005 to February 2013, Mr. Dryden worked in Citigroup’s Investment Banking division in New York, most recently as a Managing Director where he led the coverage effort for a number of the firm’s Global Technology, Media and Telecommunications clients. From 2000 to 2005, Mr. Dryden held the titles of Associate and Vice President at Jefferies & Company, a middle market investment banking firm. From 1998 to 2000, Mr. Dryden worked in the investment banking group at BB&T Corporation. Mr. Dryden holds a B.S. in Business Administration with a dual concentration in finance and management from the University of Richmond.

We determined that Mr. Dryden’s corporate finance and public company experience qualifies him to serve as a director on Cision’s board of directors.

Mark D. Ein.  Mr. Ein currently is currently the Chairman, Chief Executive Officer and a Director of Capitol Investment Corp. IV, a blank check company formed for the purpose of effecting a business combination with another company. Mr. Ein is an investor, entrepreneur and philanthropist, who has created, acquired, invested in and built a series of growth companies across a diverse set of industries over the course of his 25-year career. From July 2015 until June 2017, Mr. Ein was the Chairman of the Board, Chief Executive Officer, and a Director of Capitol III Acquisition Corp. III. Since the closing of the business combination, Mr. Ein has continued to serve as a director of Capitol Acquisition Corp. III (now known as Cision Ltd.). From August 2010 to July 2015, Mr. Ein was the Chairman of the Board, Chief Executive Officer, Treasurer and Secretary of Capitol II. Capitol II completed its business combination with Lindblad Expeditions, Inc. in July 2015. Since the closing of the business combination, Mr. Ein has continued to serve as the Chairman of the Board of Capitol II (and now post-merger Lindblad Expeditions Holdings, Inc.). From June 2007 to October 2009, Mr. Ein was the Chief Executive Officer and Director of Capitol I. Capitol I completed its business combination with Two Harbors Investment Corp., a Maryland real estate investment trust, in October 2009. From October 2009 to May 2015, Mr. Ein served as the Non-Executive Vice Chairman of Two Harbor’s board of directors. Mr. Ein is the Founder of Venturehouse Group, LLC, a holding company that creates, invests in and builds companies, and has served as its Chairman and Chief Executive Officer since 1999. Venturehouse’s portfolio includes or has included the seed investment in Matrics Technologies in August 2000 (sold to Symbol Technologies in September 2004), the lead investment in the buyout of Cibernet Corporation from the CTIA in March 2003 (sold to MACH S.à.r.l. in April 2007), the acquisition of VSGi from Net2000 Communications, and an early investment in XM Satellite Radio. He has also been the President of Leland Investments Inc., a private investment firm, since 2005. Mr. Ein is Co-Chairman of Kastle Holding Company LLC, which through its subsidiaries conducts the business of Kastle Systems, LLC, a provider of building and office security systems that was acquired in January 2007. An entity owned by Mr. Ein is also the majority owner and managing member of Kastle Holding Company LLC. In 2008, Mr. Ein founded and is the owner of the Washington Kastles, the World Team Tennis franchise in Washington, D.C., that has won the league championship six times in its nine years in the league. In March, 2017, Mr. Ein led the acquisition of World TeamTennis LLC, the professional team tennis league of which the Washington Kastles are a franchisee, from Billie Jean King and is now its Chairman. Previously in his career, Mr. Ein worked for The Carlyle Group, Brentwood Associates, and Goldman, Sachs & Co. Mr. Ein is the Chairman of the Board of VSGi, a provider of videoconferencing services. Mr. Ein is also the Chairman of the Board of the District of Columbia Public Education Fund and Vice President of the board of directors of the United States Tennis Association and a member of the boards of the District of Columbia College Access Program (DC-CAP) and the International Tennis Hall of Fame. He was appointed by Mayor Vincent Gray to be a

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member of the D.C. Tax Revision Commission and also serves on the Executive Committee of the Federal City Council. Mr. Ein received a B.S. in Economics with a concentration in Finance from the University of Pennsylvania’s Wharton School of Finance and an M.B.A. from the Harvard Business School.

We determined that Mr. Ein’s public company experience, operational experience and his business contacts qualifies him to serve as a director on Cision’s board of directors.

Stephen P. Master.  Mr. Master joined GTCR in January 2008 and became a Vice President in September 2012. Prior to joining GTCR, Mr. Master worked as an Analyst in the Telecommunications and Mergers & Acquisitions groups at UBS Investment Bank from June 2006 to December 2007. He holds an MBA with honors from the University of Chicago and a BA summa cum laude from Northwestern University in mathematical methods in the social sciences and economics. He is currently a Director of Cision, Inteliquent, Beeline and Park Place and played an instrumental role in GTCR’s investment in Landmark Aviation. He was previously a Director of Protection 1.

We determined that Mr. Master’s experience in finance and in advising similar companies qualifies him to serve as a director on Cision’s board of directors.

Stuart Yarbrough.  Mr. Yarbrough’s professional experience includes over 24 years in public accounting, primarily with Ernst & Young and BDO Seidman, LLP. Since June 2008, Mr. Yarbrough has been a private investor. From February 2007 through its final distributions during June 2008, Mr. Yarbrough served as the chief executive officer of 3Point Capital Partners, a private equity firm. From 1994 through February 2007, Mr. Yarbrough was a principal at CrossHill Financial Group Inc., a company he co-founded, which provided investment banking services and venture debt financing to growth companies. Mr. Yarbrough previously served on the board of directors of Solera Holdings, Inc. and DigitalNet Holdings, Inc., as well as several other public companies. Mr. Yarbrough has a B.A. in management sciences from Duke University.

We determined Mr. Yarbrough’s extensive practical and management experience in public accounting and corporate finance, as well as leadership expertise through his directorship roles in public companies, including service on audit and other board of directors committees, qualifies him to serve as a director on Cision’s board of directors.

Board Designees

The board is comprised of eight persons, including Messrs. Ein and Dryden and three persons designated by Cision Owner. Messrs. Anderson, Canfield and Master have been designated by Cision Owner as its three designees under the Nominating Agreement. There is one vacancy on the board.

Family Relationships

There are no family relationships between any of Cision’s executive officers and directors or director nominees.

Classified Board of Directors

The directors are divided into three (3) classes designated as Class I, Class II and Class III. At the 2018 annual general meeting of shareholders, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2019 annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2020 annual general meeting of shareholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of shareholders, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

Our directors are divided among the three classes as follows, in each case, until their successors are elected and qualified:

•	Dyson Dryden and Stephen P. Master are Class I directors serving until the general meeting of shareholders to be held in 2018;
•	Stuart Yarbrough and Kevin Akeroyd are Class II directors serving until the general meeting to be held in 2019; and

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•	Mark D. Ein, Mark M. Anderson and Philip A. Canfield will be Class III directors serving until the general meeting to be held in 2020.

Independence of Directors

As a result of its Ordinary Shares being listed on the New York Stock Exchange, Cision adheres to the rules of such exchange in determining whether a director is independent. The board of directors of Cision has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The New York Stock Exchange listing standards generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The parties have determined that Messrs. Anderson, Canfield, Ein, Dryden, Master and Yarbrough will be considered independent directors. Cision’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Controlled Company Status

For purposes of New York Stock Exchange rules, we are a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Cision Owner controls more than 50% of the voting power of Cision’s Ordinary Shares and has certain director nomination rights. Accordingly, it is anticipated that Cision will be eligible to, and the parties intend to, take advantage of certain exemptions from corporate governance requirements provided in the New York Stock Exchange rules. Specifically, as a controlled company, Cision is not be required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors, (3) a Compensation Committee composed entirely of independent directors or (4) an annual performance evaluation of the Nominating and Corporate Governance Committee and Compensation Committee. Cision may not have a majority of independent directors, its Compensation, Nominating and Corporate Governance Committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of listed companies that are subject to all of the applicable corporate governance requirements. In the event that Cision ceases to be a controlled company, it will be required to comply with those requirements within specified transition periods.

The controlled company exemption does not modify the independence requirements for the audit committee, and Cision must comply with the requirements of the New York Stock Exchange rules with respect thereto.

Risk Oversight

Our board of directors oversees the risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility both directly and through its committees. Our board of directors also considers specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Our management, including our executive officers, is primarily responsible for managing the risks associated with operation and business of the company and will provide appropriate updates to the board of directors and the audit committee. Our board of directors delegates to the audit committee oversight of its risk management process, and our other committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Meetings and Committees of the Board of Directors

Cision has established a separately standing audit committee, corporate governance and nominating committee and compensation committee.

Audit Committee Information

Cision has established an audit committee comprised of independent directors. The audit committee consists of Stuart Yarbrough, Mark D. Ein and L. Dyson Dryden. Each of the member of the audit committee is independent under the applicable listing standards. The audit committee has a written charter. The purpose

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of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise Cision’s independent accountants, review the results and scope of the audit and other accounting related services and review Cision’s accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee is and at all times will be composed exclusively of “independent directors,” as defined for audit committee members under the New York Stock Exchange listing standards and the rules and regulations of the SEC, who are “financially literate.” “Financially literate” generally means being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, Cision is required to certify to the exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Stuart Yarbrough serves as a financial expert on the Audit Committee.

Corporate Governance and Nominating Committee Information

Cision has established a corporate governance and nominating committee of the board of directors comprised of Mark M. Anderson, L. Dyson Dryden and Stephen P. Master. Each member of the corporate governance and nominating committee is independent under the applicable listing standards. The corporate governance and nominating committee has a written charter. The corporate governance and nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Cision’s board of directors.

Guidelines for Selecting Director Nominees

The corporate governance and nominating committee considers persons identified by its members, management, stockholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the corporate governance and nominating committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;
•	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The corporate governance and nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The corporate governance and nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The corporate governance and nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee Information

The board of directors of Cision has established a compensation committee consisting of independent directors. The Compensation Committee consists of Mark M. Anderson, Philip A. Canfield and Mark D. Ein. The compensation committee has a written charter. The purpose of the compensation committee will be to review and approve compensation paid to Cision’s officers and directors and to administer Cision’s incentive compensation plans, including authority to make and modify awards under such plans.

Any award made pursuant to an individual subject to the requirements of Section 16 of the Exchange Act must consist of a committee of two or more members of the board who are Section 162(m)(4)I of “nonemployee directors” as defined in Rule 16b-3(d)(1) under the Exchange Act.

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Code of Ethics

Cision has adopted a Code of Ethics that applies to all of its employees, officers and directors. This includes Cision’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of Cision’s Code of Ethics is posted on its website at www.cision.com. Cision intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Cision’s directors from provisions in the Code of Ethics.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of Cision’s officers or employees. None of Cision’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Cision’s board of directors or compensation committee.

Shareholder and Interested Party Communications

Cision’s board of directors does not provide a process for shareholders or other interested parties to send communications to the board of directors because management believed that it was premature to develop such processes given the limited liquidity of Holdings’ Ordinary Shares at that time. However, management of Cision may establish a process for shareholder and interested party communications in the future.

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EXECUTIVE COMPENSATION

Cision Executive Officer and Director Compensation

Executive Compensation

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC.

Overview

Our “Named Executive Officers” for the year ended December 31, 2016, include Kevin Akeroyd, our Chief Executive Officer, and Peter Granat, the former Chief Executive Officer, and Mark Jones and Jeremy Thompson, our two most highly compensated executive officers other than our current and former Chief Executive Officers who were serving as executive officers as of December 31, 2016 (collectively, the “Named Executive Officers”).

Our compensation policies and philosophies are designed to align compensation with business objectives and the creation of stockholder value, while also enabling us to attract, motivate and retain individuals who contribute to our long-term success. We believe our executive compensation program must be competitive in order to attract and retain executive officers. We seek to implement compensation policies and philosophies by linking a significant portion of executive officers’ cash compensation to performance objectives and have historically provided a portion of their compensation as long-term incentive compensation in the form of equity awards in Cision Owner.

To date, the compensation of our Named Executive Officers has consisted of a base salary, an annual cash incentive bonus, equity compensation in Cision Owner and health and welfare benefits. Pursuant to their employment agreements, the Named Executive Officers are also eligible to receive certain payments and benefits upon a termination of employment under certain circumstances. Each of our executive officers, along with certain other members of our management, have been given the opportunity to receive grants of equity in Cision Owner pursuant to the Cision Owner Partnership Agreement as further described below. GTCR established the Cision Owner Partnership Agreement to align the interests of our executive officers and management investors with those of our other equity investors and to encourage our executive officers and management investors to continue to operate the business in a manner that enhances our equity value.

Cision Owner has historically determined all of the components of compensation of our executive officers. As we transition from a private company to a publicly-traded company, the combined company will evaluate its compensation program as circumstances require. As part of the ongoing evaluation, it is expected that the compensation committee of the combined company will apply Cision’s policies and philosophies described above.

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Compensation Tables

The following table presents summary information regarding the total compensation for the years ended December 31, 2016 and 2015 for the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Nonequity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Kevin Akeroyd Chief Executive Officer	2016	197,954	(3)	370,000	(4)	3,799,177	(5)	98,959	—	4,466,090
	2015	—		—		—		—	—	—
Peter Granat Former Chief Executive Officer	2016	342,056	(6)	118,750	(7)	—		—	180,505	641,311
	2015	475,000		475,000		231,107		118,750	11,308	1,311,165
Jeremy Thompson(8) Former President, EMEA	2016	294,087		1,204,018	(9)	—		99,710	—	1,959,021
	2015	325,927		1,167,353	(10)	—		73,500	—	1,566,780
Mark Jones Former Chief Product Officer	2016	380,138		190,000	(11)	657,023		152,000	15,625	1,394,786
	2015	33,128		—		—		—	—	33,128

(1)	Represents the grant date fair value of such awards as determined in accordance with ASC Topic 718. For a discussion of the assumptions underlying these amounts, see Note 9 to Cision Luxco’s audited financial statements for the year ended December 31, 2016 included in this prospectus. Mr. Granat forfeited 990,385 Class C Units in 2016 in connection with his separation.
(2)	Represents all other compensation paid to or earned by the Named Executive Officers. Other compensation paid to Mr. Granat includes $138,542 in severance payments and $34,338 for accumulated paid time off.
(3)	Represents salary from August 1, 2016, Mr. Akeroyd’s start date, to December 31, 2016.
(4)	Represents a one-time cash signing bonus paid to Mr. Akeroyd.
(5)	Consists of (i) 3,091,679 Class C Units with a grant date fair market value of $3,429,177 and (ii) 3,700 Class A Units with a grant date fair market value of $370,000 included as part of Mr. Akeroyd’s signing bonus.
(6)	Represents salary from January 1, 2016 to September 16, 2016, the date of Mr. Granat’s separation from the company.
(7)	Bonus was payable pursuant to the terms of Mr. Granat’s separation agreement for the closing of the PR Newswire Acquisition.
(8)	Salary, bonus and nonequity incentive plan compensation amounts for Mr. Thompson have been converted from pounds sterling to U.S. dollars using the yearly average exchange rates for 2015 ($1.47/£) and 2016 ($1.30/£).
(9)	Consists of $171,665 integration bonus and $1,032,353 retention bonus.
(10)	Consists of $1,167,353 retention bonus.
(11)	Represents a one-time cash signing bonus paid to Mr. Jones.

Salaries

The Named Executive Officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each Named Executive Officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, position and responsibilities.

Non-Equity Incentive Bonuses

Pursuant to the terms of their employment agreements, our Named Executive Officers are eligible to receive cash bonuses based on their performance and the performance of the company and its subsidiaries. Although we do not have a formal plan in place, the board sets performance targets at the beginning of each fiscal year and communicates these targets to our Named Executive Officers. Our performance bonus targets

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are generally based on a combination of metrics which includes revenue and EBITDA components. The table below sets forth the target bonus amounts and applicable metrics for each of our Named Executive Officers.

Name and Principal Position	Year	Target Incentive Bonus ($)		Performance Metrics (% weight)	Incentive Bonus Paid ($)
Kevin Akeroyd Chief Executive Officer	2016	197,954	(1)	EBITDA (33.3%),	98,959
				Other Metrics (66.7%)(2)
	2015	—		—	—
Peter Granat Former Chief Executive Officer	2016	—		—	—
	2015	475,000		EBITDA (40%),	118,750
				Other Metrics (60%)(3)
Jeremy Thompson Former President, EMEA	2016	102,794		Global Revenue (10%),	99,710
				Global EBITDA (10%), EMEA Revenue (40%), EMEA EBITDA (40%)
	2015	73,500		Gorkana Revenue (50%),	73,500
				Gorkana EBITDA (50%)
Mark Jones Former Chief Product Officer	2016	190,000		Cision Revenue (50%),	152,000
				Cision Adjusted EBITDA (50%)
	2015	—		—	—

(1)	Represents Mr. Akeroyd’s annual salary prorated for the period from August 1, 2016, Mr. Akeroyd’s start date, to December 31, 2016.
(2)	Other Metrics include components based on Cision U.S. sales volumes (33.3%) and PR Newswire synergy achievement (33.3%)
(3)	Other Metrics include components based on talent management (30%), development of a key performance indicator reports (15%) and new business sales productivity (15%).

Incentive Unit Awards

Prior to the formation of Cision, Cision Owner granted newly-hired Named Executive Officers an interest in Cision Owner by awarding Class C Units of Cision Owner (“Class C Units”) pursuant to Cision Owner’s Sixth Amended and Restated Agreement of Exempted Limited Partnership (the “Cision Owner Partnership Agreement”). The Class C Units were reserved for issuance by Cision Owner for incentive purposes at the discretion of the general partner of Cision Owner, subject to certain approvals.

Class C Units were awarded to the Named Executive Officers in 2016, 2015 and 2014 for zero compensation and will have a participation threshold as determined by the general partner of Cision Owner. The Class C Units are subject to the terms of the respective agreements with the executives, but generally vest over a four-year period in annual or quarterly increments following the date of grant, contingent on the individual continuing to provide services to the company. These awards have a fixed-dollar threshold as stated in the respective award agreements that provides the holder an interest only in the appreciation in value of the company over this stated amount (a “Participation Threshold”).

Upon termination of employment of the respective holder, the unvested Class C Units are forfeited and the vested Class C Units are subject to repurchase by Cision Owner at a price equal to the fair market value of the award on the date of repurchase.

We believe that overall business success creates meaningful value to both unit holders and, through their equity holdings, Cision’s executives. The Class C Units are designed as “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43, and provide an immediate and significant alignment between our Named Executive Officers and Cision’s business. Prior to the Business Combination, Cision Owner followed the practice of awarding Class C Units at or near the time of hire and when deemed appropriate to further demonstrate commitment and reinforcement of value creation. The number of Class C Units granted to each of Cision’s Named Executive Officers was not determined pursuant to any formulaic equation or

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benchmarking to any peer groups; rather, the number of Class C Units is determined by the general partner of Cision Owner in its sole discretion, after taking into account discussions with the Cision management team and overall retention goals.

As profits interests, the Class C Units have no value for tax purposes on the date of grant, but instead are designed to gain value only after Cision Owner has realized a certain level of returns for the holders of its “Class A Units” (as defined in Cision Owner Partnership Agreement). Distributions will be made first to holders of Class A Units until those holders have received a full return on their capital contributions to Cision Owner plus a specified yield calculated in accordance with the Cision Owner Partnership Agreement. Once Class A Unit holders have received these amounts, the holders of Class C Units are generally entitled to participate in any distributions together with the holders of Cision Owner’s “Class B Units” (as defined in the Cision Owner Partnership Agreement) in the proportions set forth in the Cision Owner Partnership Agreement, provided that no Class C Unit is entitled to any portion of a distribution until the Participation Threshold with respect to such unit has been realized. The threshold value of each Class C Unit is based on the liquidation value of the equity of Cision Owner at the date of the grant.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each of the Named Executive Officers, the number of Class C Units of Cision Owner held as of December 31, 2016.

	Stock Awards
Name and Principal Position	# Shares or Units of Stock that have not vested (#)(1)		Market Value # Share or Units of Stock that have not vested ($)(2)	# Unearned Shares, Units or Other Rights that have not vested (#)	Payout Value of Unearned Shares, Units or other Rights that have not vested ($)
Kevin Akeroyd CEO	2,705,219	(3)	7,493,457	—	—
Peter Granat(4) Former CEO	—		—	—	—
Jeremy Thompson Former President, EMEA	348,609	(5)	965,648	—	—
Mark Jones Former Chief Product Officer	450,000	(6)	1,246,500	—	—

(1)	Represents unvested Class C Units of Cision Owner.
(2)	There is no established public trading market for the Class C Units of Cision Owner. The value of the Class C Units at December 31, 2016 was $2.77 per Class C Unit based on a valuation analysis of the Fair Market Value of such units. For each Named Executive Officer, the participation threshold at which such units will participate in distributions has not been deducted from the fair market value of the applicable units. Mr. Akeroyd’s participation threshold for all his Class C Units is $3.09, Mr. Granat’s participation threshold for 25,000 of his Class C Unit is $3.09, and is $0.00 for the remainder of his Class C Units. Mr. Thompson’s participation threshold for all his Class C Unit is $3.09. Mr. Jones’ participation threshold for 325,000 of his Class C Units is $3.09, and is $7.79 for 275,000 of his Class C Units. See “— Incentive Unit Awards” above. These values may not reflect the value actually realized by the Named Executive Officers upon vesting.
(3)	Mr. Akeroyd’s Class C Units vest over a four-year period at quarterly intervals beginning on September 30, 2016.
(4)	All unvested Class C Units held by Mr. Granat on the date of his separation: (i) became vested, (ii) were repurchased by Cision Owner, or (iii) were forfeited, in each case in accordance with the terms of the Granat Separation Agreement.
(5)	In connection with Mr. Thompson’s separation on May 31, 2017, Cision Owner repurchased 273,609 of the unvested Class C Units held by Mr. Thompson. The remaining 75,000 unvested Class C units will be

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retained by Mr. Thompson and will vest 12 months following the date of his separation, subject to Mr. Thompson’s compliance with the agreed terms of his separation.
(6)	All unvested Class C Units held by Mr. Jones were forfeited in connection with his separation on April 3, 2017.

Post-Retirement Benefits

Cision US Inc. Retirement Plan

We maintain a tax-qualified defined contribution plan meeting the requirements of Section 401(k) of the Internal Revenue Code, commonly called a 401(k) plan, for substantially all of our U.S. employees through Fidelity. The 401(k) plan is available on the same terms to all of our U.S. employees, including the Named Executive Officers. Each participant can elect to contribute from 0% to 100% of his or her base salary to the 401(k) plan, subject to Internal Revenue Service and ERISA limitations. We also make matching 401(k) contributions up to a specified portion of each employee’s salary. The deferred amount is invested in accordance with the election of the participant in a variety of investment choices.

Defined Contribution Plans in the United Kingdom and France

We sponsor a defined-contribution, profit-sharing and other benefit plan in the United Kingdom and France. Jeremy Thompson participated in a defined-contribution through one of our subsidiaries organized in the United Kingdom.

2017 Omnibus Incentive Plan

The 2017 Omnibus Incentive Plan became effective upon approval by the stockholders pursuant to this prospectus and closing of the business combination.

Employment Agreements

Each of the Named Executive Officers (other than Mr. Granat, who resigned on September 16, 2016) is a party to an employment agreement. Mr. Akeroyd’s employment agreement is between himself and Cision US Inc. (“Cision US”). Mr. Thompson’s employment agreement is between himself and Durrants Press Cuttings Limited (“Thompson Employer”). Although Mr. Thompson separated from Cision in May 2017, his employment agreement remains in effect and governs the terms of his separation. Mr. Jones’ employment agreement is among himself, Cision Owner and Cision US. Although Mr. Jones separated from Cision in April 2017, his employment agreement remains in effect and governs the terms of his separation. The following summary sets forth the material terms of the Named Executive Officer’s existing employment agreements.

Kevin Akeroyd

The employment agreement with Kevin Akeroyd provides that Mr. Akeroyd will serve as the Chief Executive Officer of Cision US. The term of Mr. Akeroyd’s employment commenced on August 1, 2016 and will continue until (i) Mr. Akeroyd’s resignation, death or disability or (ii) Cision terminates his employment with or without Cause. On June 29, 2017, in connection with the consummation of the Business Combination, Cision US entered into an amended employment agreement with Mr. Akeroyd in order to remove Cision Owner as a party to Mr. Akeroyd’s employment agreement. The terms of Mr. Akeroyd’s employment were not substantially modified by such amendment. Mr. Akeroyd’s base salary is set at $475,000 per year and is subject to annual increase as approved by Cision’s board of directors.

Subject to continued employment, Mr. Akeroyd will be eligible to receive an annual bonus in an amount up to 100% of his base salary, as determined by Cision’s board of directors based upon Mr. Akeroyd’s performance and the performance of Cision, Cision US and the other subsidiaries of Cision relative to financial, operating and other objectives mutually agreed upon by Cision’s board of directors and Mr. Akeroyd. In addition, Mr. Akeroyd is entitled to such other benefits as are approved by Cision’s board of directors and made generally available to all senior management of Cision and Cision US.

If Mr. Akeroyd’s employment is terminated for any reason, Mr. Akeroyd is entitled to receive:

•	any earned but unpaid portion of his base salary through the date of such termination, subject to withholding and other appropriate deductions;

Confidential Treatment Requested by Cision Ltd. under Rule 83

•	reimbursement for expenses accrued during employment, subject to and in accordance with, Cision US’s expense reimbursement policy;
•	any earned but unpaid annual bonus relating to any prior period; and
•	any vested benefits (including vacation) accrued through the date of such termination in accordance with applicable law or the governing agreement, plan or policy rules (together, the “Akeroyd Accrued Obligations”).

If Mr. Akeroyd’s employment is terminated by resignation with Good Reason or by Cision’s board of directors without Cause, then, in addition to the Akeroyd Accrued Obligations, during the 12-month period commencing on the date of termination (the “Akeroyd Severance Period”), (x) Cision US shall pay to Mr. Akeroyd an aggregate amount equal to 100% of his annual base salary, and (y) Cision US shall pay the premiums for Mr. Akeroyd’s continued coverage under Cision US’s health benefit plan during the Akeroyd Severance Period (subject to certain limitations).

In the event of Mr. Akeroyd’s resignation, if at the time of such resignation Cision US had the right to terminate Mr. Akeroyd’s employment with Cause, then Cision US may elect to treat such resignation as a termination of Mr. Akeroyd’s employment by Cision US with Cause.

Mr. Akeroyd’s employment agreement also contains provisions relating to obligations to maintain confidentiality, ownership of property developed during employment, third-party information, use of information of prior employers and non-solicitation of Cision US’s employees for a period of 12 months.

For purposes of Mr. Akeroyd’s employment agreement:

“Cause” means (i) (a) the conviction or plea of no contest for or indictment on a felony or a crime involving moral turpitude or (b) the commission of any other act or omission involving (x) dishonesty that is reasonably likely to materially and adversely affect Cision or any of its subsidiaries or (y) fraud, in either case, with respect to Parent, Cision US or any of their respective subsidiaries or any of their customers, vendors or employees, (ii) substantial and repeated failure to perform duties of the office held by Mr. Akeroyd as reasonably and expressly directed by Cision’s board of directors, provided that Mr. Akeroyd shall have the opportunity to address Cision’s board of directors before a termination pursuant to this clause (ii) becomes effective, (iii) gross negligence or willful misconduct with respect to the Cision, Cision US or any of their respective subsidiaries or any of their customers, vendors or employees, (iv) conduct which could reasonably be expected to bring Cision, Cision US or any of their respective subsidiaries into substantial public disgrace or disrepute, (v) any breach by Mr. Akeroyd of the confidentiality or non-solicitation provisions of his agreement and/or (vi) a failure to observe Cision’s, Cision US’s or any of their respective subsidiaries’ policies or standards regarding employment practices (including, without limitation, nondiscrimination and sexual harassment policies) as approved by Cision’s board of directors from time to time.

“Good Reason” means (i) a material reduction in Mr. Akeroyd’s then effective annual base salary, (ii) a material diminution in Mr. Akeroyd’s title, (iii) the assignment of duties to Mr. Akeroyd materially inconsistent with his position or (iv) the relocation by Cision US of Mr. Akeroyd’s principal office to a location which is more than 50 miles outside of the San Jose metropolitan area, in each case, without the prior written consent of Mr. Akeroyd.

Mark Jones

The employment agreement with Mark Jones provides that Mr. Jones will serve as an executive of Cision US and report to the Chief Executive Officer of Cision US. The term of Mr. Jones’ employment commenced on November 30, 2015 and ended in April 2017, although his employment agreement remains in effect and governs the terms of his separation. Mr. Jones’ base salary was set at $380,000 per year.

In connection with his termination in April 2017, Mr. Jones is entitled to receive:

•	any earned but unpaid portion of his base salary through the date of such termination, subject to withholding and other appropriate deductions;
•	reimbursement for expenses accrued during employment, subject to and in accordance with, Cision US’s expense reimbursement policy;

Confidential Treatment Requested by Cision Ltd. under Rule 83

•	any earned but unpaid annual bonus relating to any prior period; and
•	any vested benefits (including vacation) accrued through the date of such termination in accordance with applicable law or the governing agreement, plan or policy rules (together, the “Jones Accrued Obligations”).

In addition, because Mr. Jones was terminated without Cause, during the 6-month period commencing on the date of termination (the “Jones Severance Period”), (x) Cision US shall pay to Mr. Jones an aggregate amount equal to 50% of his annual base salary, and (y) Cision US shall pay the premiums for Mr. Jones’ continued coverage under Cision US’s health benefit plan during the Jones Severance Period (subject to certain limitations). Cision US may, at its election, extend the Jones Severance Period by 12 months.

Mr. Jones’ employment agreement also contains provisions relating to obligations to maintain confidentiality, ownership of property developed during employment, third party information and use of information of prior employers, as well as non-competition and non-solicitation covenants which remain in effect during the term of Mr. Jones’ employment and during the Jones Severance Period.

For purposes of Mr. Jones’ employment agreement, “Cause” means (i) the commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty or fraud with respect to Cision US, Cision Owner or any of their respective subsidiaries or any of their customers, vendors or employees, (ii) substantial and repeated failure to perform duties of the office held by Mr. Jones as reasonably directed by an executive to whom executive directly or indirectly reports or by Cision US, (iii) gross negligence or willful misconduct with respect to Cision US, Cision Owner or any of their respective subsidiaries or any of their customers, vendors or employees, (iv) conduct which could reasonably be expected to bring Cision US, Cision Owner or any of their respective subsidiaries into substantial public disgrace or disrepute, (v) any breach by Mr. Jones of the confidentiality, non-competition or non-solicitation provisions of his agreement and/or (vi) a failure to observe policies or standards regarding employment practices (including, without limitation, nondiscrimination and sexual harassment policies) as approved by Cision US from time to time.

Jeremy Thompson

The employment agreement with Jeremy Thompson provides that Mr. Thompson will serve as the Managing Director of Thompson Employer or in such other capacity as the board of Thompson Employer may from time to time decide. Mr. Thompson’s employment agreement became effective April 12, 2006 and terminated on May 31, 2017. In connection with his termination, Mr. Thompson is entitled to receive:

•	reimbursement of expenses reasonably incurred during employment in accordance with the guidelines of Thompson Employer; and
•	salary and all benefits (including pension contributions) accrued through the date of separation, plus a payment in lieu of any accrued vacation.

Pursuant to Mr. Thompson’s separation agreement, he is entitled to salary and benefits continuation for a six-month period after his termination date.

Mr. Thompson’s employment agreement also contains provisions relating to obligations to maintain confidentiality and ownership of property developed during employment. Mr. Thompson is also prohibited from soliciting Thompson Employer’s customers or employees for a period of 12 months after termination and is subject to certain non-competition restrictions for six months following his termination.

Director Compensation

No directors received compensation for their services as director for the year ended December 31, 2016.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Executive Compensation

Cision intends to develop an executive compensation program that is consistent with Cision’s existing compensation policies and philosophies, which are designed to align compensation with Cision’s business objectives and the creation of stockholder value, while enabling Cision to attract, motivate and retain individuals who contribute to the long-term success of the company.

Decisions on the executive compensation program will be made by a compensation committee of the board of directors, which was established at the closing of the business combination. The following discussion is based on the present expectations as to the executive compensation program to be adopted by the compensation committee. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that decisions regarding executive compensation will reflect our belief that the executive compensation program must be competitive in order to attract and retain our executive officers. We anticipate that the compensation committee will seek to implement our compensation policies and philosophies by linking a significant portion of our executive officers’ cash compensation to performance objectives and by providing a portion of their compensation as long-term incentive compensation in the form of equity awards.

We anticipate that compensation for our executive officers will have three primary components: base salary, an annual cash incentive bonus and long-term incentive based compensation in the form of stock-based awards.

Base Salary

It is expected that our Named Executive Officers’ base salaries will continue as described under “— Cision Executive Officer and Director Compensation — Salaries” subject to the terms of the employment agreements described under — Cision Executive Officer and Director Compensation — Employment Agreement” and will be reviewed annually by the compensation committee based upon advice and counsel of its advisors.

Non-Equity Incentive Bonuses

Cision intends to use annual cash incentive bonuses for the Named Executive Officers to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year. Cision expects that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other term and conditions of the non-equity incentive bonuses for the Named Executive Officers, subject to the terms of any employment agreement. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the Named Executive Officers.

Stock-Based Awards

Cision intends to use stock-based awards to reward long-term performance of the Named Executive Officers. Cision believes that providing a meaningful portion of the total compensation package in the form of stock-based awards will align the incentives of its Named Executive Officers with the interests of its stockholders and serve to motivate and retain the individual Named Executive Officers. Stock-based awards will be awarded under the 2017 Omnibus Incentive Plan, which is being submitted to our stockholders for approval at the annual meeting of stockholders. For a description of the 2017 Omnibus Incentive Plan, please see the section of this prospectus under the heading “The Incentive Plan Proposal.”

Employment Agreements

Employment agreements for the Named Executive Officers remain in place following the consummation of the business combination. Any new employment agreements for the Named Executive Officers following the business combination will be subject to compensation committee approval.

Other Compensation

Cision expects to continue to maintain various employee benefit plans, including medical and 401(k) plans, in which the Named Executive Officers will participate.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code denies a federal income tax deduction for certain compensation in excess of $1.0 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than a company’s chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. Cision expects that its policy will qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the compensation committee may authorize compensation that would not be deductible under Section 162(m) or otherwise if it determines that such compensation is in the best interests of Cision and its stockholders.

Director Compensation

Our compensation committee determines the annual compensation, if any, to be paid to the members of the board of directors.

Confidential Treatment Requested by Cision Ltd. under Rule 83

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions Policy

Cision has adopted a Related Party Transactions policy that sets forth the manner in with Cision considers, evaluates and, where appropriate, conducts transactions with Related Parties, which are defined as: (a) each director or officer of Cision; (b) any nominee for election as a director of Cision; (c) any security holder who is known to Cision to own of record or beneficially more than five percent (5%) of any class of Cision’s voting securities; and (d) any “Immediate Family Member” (as defined in Regulation S-K Item 404(a)) of any of the foregoing persons. For purposes of the Related Party Transactions policy, a “Related Party Transaction” means a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which Cision was, is or will be a participant and the amount involved will or may be expected to exceed $120,000 in any fiscal year, and in which any Related Party had, has or will have a direct or indirect material interest (including any transactions requiring disclosure under Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended). Any director, nominee for election as a director or officer who intends to enter into a Related Party Transaction shall disclose that intention and all material facts with respect to such transaction to the Audit Committee, and any other employee of Cision who intends to cause Cision to enter into any Related Party Transaction shall disclose that intention and all material facts with respect to the transaction to his or her superior, who shall be responsible for seeing that such information is reported to the Audit Committee.

The Audit Committee reviews all Related Party Transactions and approves or disapproves such transactions in advance of such transaction being given effect (subject to any permissible delegation of authority). The Audit Committee may approve the Related Party Transaction only if the Audit Committee determines in good faith that, under all of the circumstances, the transaction is in the best interests of the Company and its shareholders. In connection with approving or ratifying a Related Party Transaction, the Audit Committee shall carefully and diligently consider all of the relevant facts and circumstances relating to whether the transaction is in the best interests of Cision, including consideration of the following factors: the position within or relationship of the Related Party with Cision; the materiality of the transaction to the Related Party and Cision, including the dollar value of the transaction, without regard to profit or loss; the business purpose for and reasonableness of the transaction (including the anticipated profit or loss from the transaction), taken in the context of the alternatives available to Cision for attaining the purposes of the transaction; whether the transaction is comparable to a transaction that could be available with an unrelated party, or is on terms that Cision offers generally to persons who are not Related Parties; whether the transaction is in the ordinary course of Cision’s business and was proposed and considered in the ordinary course of business; the effect of the transaction on Cision’s business and operations, including on Cision’s internal control over financial reporting and system of disclosure controls or procedures; any additional conditions or controls (including reporting and review requirements) that should be applied to such transaction; whether the Related Party Transaction was initiated by Cision or the Related Party; the Related Party’s interest in the Related Party Transaction; and any other information regarding the Related Party Transaction or the Related Party that would be material to investors in light of the circumstances of the particular transaction.

These procedures are intended to determine whether any Related Party Transaction impairs the independence of a director or presents a conflict of interest on the part of a directors, employee or officer.

Professional Services Agreement

On May 30, 2014, Canyon Valor Companies, Inc. (formerly GTCR Valor Companies, Inc.), a wholly owned indirect subsidiary of Cision (“Cision Sub”), entered into an Amended and Restated Professional Services Agreement (the “Services Agreement”) with Cision Owner, GTCR LLC and GTCR Management X LP (“GTCR Management”) pursuant to which Cision Sub agreed to engage GTCR Management as a financial and management consultant.

Under the terms of the Services Agreement, GTCR Management provides various services to Cision Owner and its subsidiaries, including Cision Sub, such as corporate strategy, budgeting of future corporate investments and acquisition and divestiture strategies. GTCR Management is entitled to a placement fee in connection with any equity or debt financing of Cision Owner or any of its subsidiaries (regardless of whether

Confidential Treatment Requested by Cision Ltd. under Rule 83 such financing is provided by GTCR Management or any of its affiliates), subject to certain exceptions. The Services Agreement also requires Cision Sub to pay an annual management fee to GTCR Management, unless such amounts are not permitted to be paid under the agreements governing Cision’s 2016 First Lien Credit Facility and 2016 Second Lien Credit Facility, in which case such fees automatically accrue without interest for the benefit of GTCR Management, to be paid at such time as and to the extent that such fees are permitted to be paid under such credit facilities. Cision Sub is also required to reimburse GTCR Management for reasonable travel expenses, legal fees and other out-of-pocket fees and expenses incurred by GTCR Management or its affiliates in connection with the performance of its obligations under the Services Agreement. Cision Sub has also agreed to indemnify GTCR Management and its affiliates for any losses or liabilities they incur in connection with their performance under the Services Agreement, except to the extent resulting from GTCR Management’s gross negligence or willful misconduct. Cision Sub paid fees and expense reimbursement to GTCR Management in an aggregate amount of $0.6 million, $0.6 million and $0.4 million in 2016, 2015 and 2014, respectively. As of December 31, 2016, there were approximately $148,000 accrued but unpaid management fees and expenses under the Services Agreement.

Cision and GTCR Management terminated the Services Agreement in connection with the consummation of the Business Combination.

Intercompany Capital Contributions and Loan Agreements

As a subsidiary of Cision Owner, Cision from time to time engages in intercompany transactions with Cision Owner, including intercompany loans. In connection with the acquisition of Bulletin Intelligence, on March 24, 2017, in exchange for a note, Cision Owner issued $7.0 million of Units of Cision Owner to a subsidiary of Cision, which Units were used as consideration for the purchase of Bulletin Intelligence. The note was repaid to Cision Owner in connection with consummation of the business combination.

In connection with the acquisition of PR Newswire on June 16, 2016, Cision Owner loaned $195.9 million to Cision and issued $40.0 million of Units of Cision Owner to a subsidiary of Cision, which cash and Units were used to fund the PR Newswire acquisition. Cision Owner contributed these loans to Cision in exchange for CPECs, resulting in the cancellation of these loans.

From time to time, Cision issues CPECs to Cision Owner in connection with capital contributions from Cision Owner to Cision. See “— Convertible Preferred Equity Certificates of Cision (CPECs)” and Note 2 to the Cision’s audited financial statements included elsewhere in this prospectus for a description of the CPECs. In connection with the business combination, Cision Owner contributed the CPECs, along with its outstanding equity in Cision, to Cision.

Convertible Preferred Equity Certificates of Cision (CPECs)

Between April 2014 and July 2016, Cision Owner entered into 11 Subscription Agreements with Cision pursuant to which Cision issued and sold Convertible Preferred Equity Certificates (“CPECs”) to Cision Owner. The CPECs are redeemable at any time by Cision and mature 49 years from the date of issuance. The CPECs carry a 1% per year yield which is accounted for as interest expense in the consolidated statements of Net loss and total comprehensive loss. The CPECs can be converted to Class V shares of Cision at any time at a conversion price equal to the fair value of Cision’s Class V shares on the date of issuance by Cision Owner. The CPECs are treated as debt instruments in Luxembourg. The CPECs are classified as liabilities due to the creditor like rights held by the holder, including the right to force Cision’s bankruptcy.

Except as provided below, the CPECs are puttable to Cision for cash by the holder at any time and can be called by Cision at any time. As a result of this contracted put feature, the CPECs are classified as current liabilities in the consolidated balance sheets. We have obtained a waiver from Cision Owner that the CPECs will not be put for at least ten years from June 14, 2017. The holder is not expected to redeem the CPECs.

In connection with the Business Combination, Cision Owner contributed the CPECs, along with its outstanding equity in Cision, to Cision.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Gorkana Seller Notes and Management Rollover

In connection with the completion of Cision’s acquisition of Gorkana on October 21, 2014, GTCR Canyon UK Investments Limited, a subsidiary of Cision, acquired Gorkana and issued promissory notes to the sellers of Gorkana, including to Jeremy Thompson, a portion denominated in US dollars and a portion denominated in pounds sterling. Notes in the amounts of $617,971 and £1,726,272 were issued to Mr. Thompson. The US dollar-denominated notes bore interest at a rate of 8% per annum and were payable on demand. The pounds sterling-denominated notes were secured by the value of a cash collateral account and bore interest equal to the interest paid on the underlying cash collateral account. Concurrently with the issuance of the notes, Mr. Thompson, Cision Owner and certain of its affiliates entered into a subscription agreement pursuant to which Mr. Thompson agreed to contribute the notes to Cision Luxembourg in exchange for equivalent notes issued by Cision Luxembourg (the “Lux Notes”).

On December 22, 2014, Cision Owner and Cision entered into an Investment Agreement with Mr. Thompson pursuant to which he agreed to contribute the Lux Notes to Cision in exchange for securities of Cision (the “Cision Shares”) and a portion in exchange for equivalent notes of Cision (the “Cision Notes”). On September 18, 2015, Cision Owner issued Units in Cision Owner (an aggregate deemed capital contribution of $662,939) to Mr. Thompson in exchange for the Cision Shares held by him. On December 21, 2015, Cision repaid the pounds sterling-denominated notes to Mr. Thompson in the amount of £1,726,272.

Confidential Treatment Requested by Cision Ltd. under Rule 83

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Cision

The following table sets forth information as of September 30, 2017 regarding the beneficial ownership of Cision’s ordinary shares by:

•	Each person known to be the beneficial owner of more than 5% of Cision’s outstanding ordinary shares;
•	Each director and each of Cision’s principal executive officers and two other most highly compensated executive officers (“named executive officers”); and
•	All current executive officers and directors as a group.

Unless otherwise indicated, Cision believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Directors and Executive Officers Post-Business combination:
Kevin Akeroyd	—	(3)	—
Peter Granat	—	(3)	—
Jason Edelboim	—	(3)	—
Jeremy Thompson	—	(3)	—
Mark D. Ein	9,064,442	(4)	7.3%
L. Dyson Dryden	3,021,481	(5)	2.5%
Stephen P. Master	—(6)(7)		—
Stuart Yarbrough	—		—
Mark M. Anderson	—(6)(7)		—
Philip A. Canfield	—(6)(7)		—
All directors and executive officers post-business combination as a group (sixteen individuals)	12,085,923		9.6%
Five Percent Holders:
Cision Owner	84,169,176	(6)	68.6%
Capitol Acquisition Management 3 LLC	9,064,442	(8)	7.3%

(1)	Unless otherwise indicated, the business address of each of the individuals is 130 East Randolph St., 7th Floor, Chicago, IL 60601.
(2)	The percentage of beneficial ownership of Cision is calculated based on 120,634,922 ordinary shares outstanding. The amount of beneficial ownership for each individual or entity post-business combination includes shares of common stock issuable as a result of Capitol’s warrants as such warrants became exercisable on July 29, 2017. Unless otherwise indicated, Cision believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them upon consummation of the Transactions.
(3)	Messrs. Akeroyd, Granat, Edelboim and Thompson are investors in Cision Owner through their holdings of Class C Units. None of the foregoing persons has direct or indirect voting or dispositive power with respect to the ordinary shares of Cision held of record by Cision Owner.
(4)	Represents shares held by Leland Investments Inc. (“Leland”), an entity controlled by Mr. Ein, and Capitol Acquisition Management 3 LLC, of which is the sole member. Includes 4,324,307 shares issuable upon exercise of private warrants.
(5)	Represents shares held by Capitol Acquisition Founder 3 LLC, an entity controlled by Mr. Dryden. Includes 1,441,436 shares issuable upon exercise of private warrants.

Confidential Treatment Requested by Cision Ltd. under Rule 83

(6)	Includes 2,032,043 ordinary shares issuable upon exercise of private warrants. Voting and dispositive power with respect to the ordinary shares held by Cision Owner is exercised by its general partner, Canyon Partners, Ltd., which is controlled by a majority vote of its ten-member board of directors (“Canyon Board of Directors”). GTCR Investment X AIV Ltd. (“GTCR AIV”) as the sole shareholder of Canyon Partners, Ltd. may be deemed to share voting and dispositive power over the ordinary shares held by Cision Owner. GTCR AIV is managed by a ten-member board of Directors (the “AIV Board of Directors”) comprised of Mark M. Anderson, Craig A. Bondy, Philip A. Canfield, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine A. Mihas, Collin E. Roche, Lawrence C. Fey IV and Benjamin J. Daverman. Each of the foregoing entities and the individual members of each of the Canyon Board of Directors and the AIV Board of Directors disclaim beneficial ownership of the shares held of record by Cision Owner except to the extent of his, her or its pecuniary interest. The address for Cision Owner, Canyon Partners, Ltd. and GTCR AIV is c/o GTCR Golder Rauner II, LLC, 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654.
(7)	Messrs. Canfield and Anderson are Managing Directors of GTCR LLC, and Mr. Master is a Vice President of GTCR LLC. Each of Messrs. Canfield, Anderson and Master disclaims beneficial ownership of any units of Cision Owner beneficially owned by Canyon Partners, Ltd. and GTCR AIV, except to the extent of his indirect pecuniary interest.
(8)	Includes (a) 4,725,135 ordinary shares and 4,324,307 shares issuable upon exercise of warrants held by Capitol Acquisition Management 3 LLC and (b) 15,000 shares held by Leland.

Confidential Treatment Requested by Cision Ltd. under Rule 83

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of the share capital of Cision includes a summary of specified provisions of the charter documents of Cision in effect. This description is qualified by reference to Cision’s charter documents as currently in effect, copies of which are attached to this prospectus and are incorporated in this prospectus by reference.

General

Cision is a Cayman Islands exempted company with limited liability. Its affairs are governed by its Amended and Restated Memorandum and Articles of Association (the “Articles”) and the Companies Law.

The authorized share capital of Cision is US$50,000 consisting of 480,000,000 Ordinary Shares, par value $0.0001 per share, and 20,000,000 preferred shares of par value US$0.0001 per share. As of June 29, 2017, immediately following the consummation of the Transactions, there was 120,512,402 ordinary share issued and outstanding and no preferred shares have been issued or are outstanding.

Shares

General

Walkers, Cayman Islands counsel to Cision, has confirmed that all of the issued and outstanding Ordinary Shares of Cision are fully paid and non-assessable. Certificates representing the outstanding Ordinary Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of Ordinary Shares have no pre-emptive, subscription, redemption or conversion rights.

Preferred Shares

The board of directors of Cision may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors. If any preferred shares are issued, the rights, preferences and privileges of holders of Ordinary Shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of Ordinary Shares are entitled to such dividends as may be declared by the board of directors, subject to the Companies Law and the Articles. Dividends and other distributions on issued and outstanding Ordinary Shares may be paid out of the funds of Cision lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of Ordinary Shares on a pro rata basis.

Voting rights

Each ordinary share entitles the holder to one vote on all matters upon which the Ordinary Shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present or voting by proxy.

A quorum required for a meeting of shareholders requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all voting share capital of Cision in issue, provided that for so long as Cision is a Controlled Company within the meaning of the rules of the then Designated Stock Exchange, general meetings shall not be quorate unless Cision Owner is in attendance (provided that Cision Owner holds shares in Cision).

A special resolution will be required for important matters such as a merger or consolidation of Cision, change of name or making changes to the Articles or the voluntary winding up of Cision.

An ordinary resolution of the shareholders of Cision requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a quorate general meeting or, in each case, a unanimous resolution in writing.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form prescribed by the Designated Stock Exchange or as otherwise approved by the board of directors.

In addition, the Articles prohibit the transfer of shares in breach of the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including the Exchange Act).

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Directors

Appointment and removal

The management of Cision is vested in a board of directors. The Articles provide that there shall be a board of directors consisting of eight (8) directors, unless increased or decreased from time to time by the directors or by Cision in general meeting, provided that, for so long as Cision Owner has the right to nominate any director for election pursuant to the Articles, the size of the board of directors shall not be increased or decreased without the prior written consent of Cision Owner. The board consists of seven (7) directors and has one vacancy. So long as shares are listed on the Designated Stock Exchange, the board of directors shall include such number of “independent directors” as the relevant rules applicable to the listing of any shares on the Designated Stock Exchange require (subject to any applicable exceptions for Controlled Companies).

The directors are divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the 2018 annual general meeting of shareholders, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three (3) years. At the 2019 annual general meeting of shareholders, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the 2020 annual general meeting of shareholders, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of shareholders, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

The directors of Cision have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors or as an addition to the existing board of directors, subject to the remaining provisions of the Articles, the terms of the Nominating Agreement, applicable law and the listing rules of the Designated Stock Exchange; provided that, subject to the terms of the Nominating Agreement, any vacancy not filled by the directors may be filled by the shareholders by ordinary resolution at the next annual general meeting or extraordinary general meeting called for that purpose; provided further, that, subject to the terms of the Nominating Agreement, whenever the holders of any class or classes of share or series thereof are entitled to elect one or more directors by the provisions of the Articles, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected or by the holders of such class or classes of shares or series thereof in accordance with the Articles. Any director so appointed shall hold office until the expiration of the term of such class of directors or until his earlier death, resignation or removal.

Confidential Treatment Requested by Cision Ltd. under Rule 83

A director may be removed from office by the shareholders by special resolution only for “cause” (as defined in the Articles); provided that, subject to certain limitations set forth in the Articles, (x) until the date of the 2020 annual general meeting of the shareholders (and not thereafter), any director may be removed with or without cause upon the affirmative vote of the Cision Owner if the Cision Owner and its affiliates beneficially own at least 50% of the issued Ordinary Shares and (y) any director who was nominated for election by the Cision Owner may be removed with or without cause upon the affirmative vote of the Cision Owner for so long as the Cision Owner has the right to nominate such director for election pursuant to the Articles.

A vacancy on the board of directors created by the removal of a director under the provisions of the Articles may be filled by the election or appointment by ordinary resolution at the general meeting at which such director is removed or by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the directors.

The appointment and removal of directors is subject to the applicable rules of the Designated Stock Exchange and to the provisions of the Nominating Agreement.

The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of Cision are set out in the Articles.

Indemnity of directors and officers

The Articles provide that the board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

Confidential Treatment Requested by Cision Ltd. under Rule 83

SELLING SHAREHOLDERS

The selling shareholders indicated below may resell from time to time up to 102,255,099 of our ordinary shares (plus an indeterminate number of our ordinary shares that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act). Unless the context otherwise requires, as used in this prospectus, “selling shareholders” includes the selling shareholders named in the table below (including the entities referenced in the footnotes to the the table) and donees, pledgees, transferees or other successors-in-interest selling shares received from the selling shareholders as a gift, pledge, partnership distribution or other transfer after the date of this prospectus, and any such persons will be named in the applicable prospectus supplement.

The following table, based upon information currently known by us, sets forth, as of September 30, 2017: (i) the number of our ordinary shares held of record or beneficially by the selling shareholders as of such date and (ii) the number of our ordinary shares that may be offered under this prospectus by the selling shareholders. The beneficial ownership of the securities set forth in the following table is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Percentage of beneficial ownership is based on 120,634,922 of our ordinary shares issued and outstanding as of September 30, 2017, which includes 120,936 ordinary shares issued on August 8, 2017 in connection with an “earn-out” provision in the sponsor support agreement dated as of March 19, 2017. Our ordinary shares issuable pursuant to currently exercisable warrants or options are deemed to be outstanding for purposes of computing the percentage of the person holding such warrants or options, but are not deemed to be outstanding for purposes of computing the percentage of any other person.

Except as indicated in footnotes to this table, we believe that the selling shareholders named in this table have sole voting and investment power with respect to all ordinary shares shown to be beneficially owned by them, based on information provided to us by such selling shareholder.

	Beneficial Ownership of Ordinary Shares Prior to the Offering(1)			Ordinary Shares Saleable Pursuant to this Prospectus		Beneficial Ownership of Ordinary Shares after the Offering(1)(2)
Name of Selling Shareholder	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares			Number of Shares	Percent of Class
Cision Owner	84,169,176	(3)	68.6%	90,169,176	(4)	—	—%
Mark D. Ein	9,064,442	(5)	7.3%	9,064,442		—	—
L. Dyson Dryden	3,021,481	(6)	2.5%	3,021,481		—	—

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any securities that are currently exercisable or exercisable within 60 days of September 30, 2017.
(2)	Assumes that the selling shareholders dispose of all of the ordinary shares covered by this prospectus and do not acquire beneficial ownership of any additional ordinary shares. The registration of these shares does not necessarily mean that the selling shareholders will sell all or any portion of the shares covered by this prospectus.
(3)	Includes 2,032,043 ordinary shares issuable upon exercise of private warrants. Voting and dispositive power with respect to the ordinary shares held by Cision Owner is exercised by its general partner, Canyon Partners, Ltd., which is controlled by a majority vote of its ten-member board of directors (“Canyon Board of Directors”). GTCR Investment X AIV Ltd. (“GTCR AIV”) as the sole shareholder of Canyon Partners, Ltd. may be deemed to share voting and dispositive power over the ordinary shares held by Cision Owner. GTCR AIV is managed by a ten-member board of Directors (the “AIV Board of Directors”) comprised of Mark M. Anderson, Craig A. Bondy, Philip A. Canfield, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine A. Mihas, Collin E. Roche, Lawrence C. Fey IV and Benjamin J. Daverman. Each of the foregoing entities and the individual members of each of the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Board of Directors and the AIV Board of Directors disclaim beneficial ownership of the shares held of record by Cision Owner except to the extent of his, her or its pecuniary interest.
(4)	Includes 6,000,000 ordinary shares issuable to Cision Owner upon achievement of milestone targets.
(5)	Represents shares held by Leland and Capitol Acquisition Management 3 LLC. Includes 4,324,307 shares issuable upon exercise of private warrants.
(6)	Represents shares held by Capitol Acquisition Founder 3 LLC, an entity controlled by Mr. Dryden. Includes 1,441,436 shares issuable upon exercise of private warrants.

Material Relationships with Selling Shareholders

The Merger

On June 29, 2017, we consummated the Merger. As consideration for all of the share capital and CPECs of Cision, Cision Owner received 82,100,000 ordinary shares of Holdings and 2,000,000 warrants to purchase ordinary shares of Holdings (in each case, subject to adjustment). Cision Owner also has the right to receive up to 6,000,000 additional ordinary shares of Holdings, issued in 2,000,000 increments, when Holdings’ stock price reaches $13.00, $16.00 and $19.00 per share. Each outstanding share of common stock of Capitol was converted into one ordinary share of Cision. Following the business combination, the outstanding warrants of Capitol, by their terms, automatically entitle the holders to purchase ordinary shares of Cision. Pursuant to the Merger Agreement, the Capitol Sponsors forfeited 1,600,000 shares of Capitol common stock and warrants to purchase 2,000,000 shares of Capitol common stock at closing (in each case, subject to adjustment)

Registration Rights Agreement

Selling shareholders Cision Owner and affiliates of Mark D. Ein and L. Dyson Dryden were granted certain rights, pursuant to the Registration Rights Agreement. The parties are entitled to have registered, in certain circumstances, the resale of the ordinary shares of Cision held by them, subject to certain conditions set forth therein.

Pursuant to the Registration Rights Agreement, Cision Owner is entitled to request that Cision register its shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” In certain limited circumstances, the holder of a majority of registrable securities held by the affiliates of Messrs. Ein and Dryden are entitled to make demand registrations. The parties to the Registration Rights Agreement are entitled to participate in certain registered offerings by Holdings, subject to certain limitations and restrictions. Cision will pay expenses of the parties incurred in connection with the exercise of their rights under this agreement.

Capitol Related Person Transactions

In July 2015, Capitol issued 10,062,500 shares of common stock to Capitol Acquisition Management 3 LLC (an affiliate of Mark D. Ein) and Capitol Acquisition Founder 3 LLC (an affiliate of L. Dyson Dryden) for $25,000 in cash, at a purchase price of approximately $0.002 per share, in connection with Capitol’s organization. Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC subsequently transferred a portion of these shares to certain individuals, including Capitol’s independent directors, for the same purchase price originally paid for such shares. In October 2015, Capitol’s officers, directors and stockholders prior to Capitol’s initial public offering, which include selling shareholders Mark D. Ein and L. Dyson Dryden (the “Sponsors”), then contributed back to Capitol’s capital, for no additional consideration, an aggregate of 1,437,500 shares. In connection with the closing of the Offering, an additional 500,000 shares were contributed back to Capitol’s capital for no additional consideration.

Capitol’s Sponsors, including its officers and directors, purchased an aggregate of 8,250,000 private warrants (for a total purchase price of $8,250,000) from Capitol on a private placement basis simultaneously with the consummation of Capitol’s initial public offering. The private warrants are identical to the warrants included in the units sold in the initial public offering except that the private warrants: (i) are not redeemable by Capitol and (ii) may be exercised for cash or on a cashless basis, as described in the prospectus for the initial public offering, so long as they are held by the initial purchasers or any of their permitted transferees. If the private warrants are held by holders other than the initial purchasers or any of their permitted transferees, they will be redeemable by Capitol and exercisable by the holders on the same basis as the warrants included

Confidential Treatment Requested by Cision Ltd. under Rule 83 in the units being sold in the initial public offering. The initial purchasers of the private warrants have agreed not to transfer, assign or sell any of the warrants, including the common stock issuable upon exercise of the warrants (except to certain permitted transferees), until 30 days after the completion of Capitol’s initial business combination.

On August 11, 2016, August 12, 2016 and August 15, 2016, Capitol’s officers and directors (or their affiliates), including Mark D. Ein and L. Dyson Dryden, loaned an aggregate of $500,000 to Capitol in order to meet Capitol’s working capital needs. On November 9, 2016, Capitol received new commitments (which commitments replaced and superseded the prior commitments provided to Capitol in May and August 2016) from Capitol’s officers and directors to provide additional loans of up to $767,000 in the aggregate when and if needed. On February 7, 2017, Capitol’s officers and directors (or their affiliates) loaned an aggregate of $450,000. On April 20, 2017, Capitol’s officers and directors (or their affiliates) loaned an aggregate of an additional $400,000. Additionally, Capitol received new commitments from its executive officers to provide Capitol with up to an additional $175,000 in the aggregate. These loans were evidenced by notes and were to be repaid upon the consummation of a business combination. If Capitol had not completed a business combination, the loans would have been forgiven.

Mark D. Ein and L. Dyson Dryden and their respective affiliantes are entitled to registration rights pursuant to an agreement signed on the effective date of the business combination.

Leland Investments Inc., an affiliate of Mr. Ein, advanced to Capitol an aggregate of $200,000 to cover expenses related to the initial public offering. The loan was payable without interest on the consummation of the initial public offering. The loan was repaid from the proceeds of the initial public offering.

Venturehouse Group, LLC, an affiliate of Mark D. Ein, and Dryden Capital Management, LLC, an affiliate of L. Dyson Dryden, made available to Capitol certain general and administrative services, including office space, utilities and administrative support, as Capitol may require from time to time, through the time of the business combination. Capitol has agreed to pay these entities an aggregate of $10,000 per month for these services. Mr. Ein is the Chief Executive Officer of Venturehouse Group, LLC and Mr. Dryden is the sole member of Dryden Capital Management, LLC. Accordingly, they will benefit from the transaction to the extent of their interest in Venturehouse Group, LLC and Dryden Capital Management, LLC, respectively. However, this arrangement is solely for Capitol’s benefit and is not intended to provide Messrs. Ein or Dryden compensation in lieu of a salary. Capitol believes, based on rents and fees for similar services in the D.C. metropolitan area, that the fee charged by these entities are at least as favorable as it could have obtained from an unaffiliated person.

Capitol has also entered into three consulting arrangements for services to help identify and introduce it to potential targets and provide assistance with due diligence, deal structuring, documentation and obtaining stockholder approval for a business combination. These agreements provide for an aggregate annual fee of $550,000 and success fee of $1,125,000 upon the consummation of a business combination.

Other than this $10,000 per month fee, the repayment of the $200,000 loan from Leland Investments Inc. and the payment of consulting or success fees described above (none of which payments will be made from the proceeds of the Offering held in the trust account prior to the completion of Capitol’s initial business combination), no compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, was paid to any of Capitol’s sponsors, officers, directors or their respective affiliates, for services rendered to Capitol prior to, or in connection with the consummation of its initial business combination (regardless of the type of transaction that it is). However, such individuals received reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Capitol’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There was no limit on the amount of out-of-pocket expenses reimbursable by Capitol.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Related Person Transactions

Nominating Agreement

Pursuant to the Nominating Agreement, Cision Owner (or its affiliates) has the right to designate nominees for election to Holdings’ board of directors for so long as Cision Owner beneficially owns 5% or more of the total number of Cision’s ordinary shares then outstanding. The number of nominees that Cision Owner (or its affiliates) is entitled to nominate under the Nominating Agreement is dependent on its beneficial ownership of ordinary shares. For so long as Cision Owner beneficially owns a number of ordinary shares equal to or greater than 35%, 15% or 5%, respectively, of the total number issued and outstanding, Cision Owner will have the right to nominate three, two or one director(s), respectively. In addition, Cision Owner has the right to designate the replacement for any of its designees whose board service has terminated prior to the end of the director’s term, regardless of Cision Owner’s beneficial ownership at such time. Cision Owner has the right to have its designees participate on committees of the board of directors, subject to compliance with applicable law and stock exchange listing rules. So long as GTCR and its affiliates are the beneficial owners of a majority of the ordinary shares of Cision held by Cision Owner, Cision Owner will, upon the request of GTCR, assign all of its rights under the Nominating Agreement to GTCR (or one of its affiliates).

Professional Services Agreement

On May 30, 2014, Canyon Valor Companies, Inc. (formerly GTCR Valor Companies, Inc.), a wholly owned indirect subsidiary of Cision (“Cision Sub”), entered into an Amended and Restated Professional Services Agreement (the “Services Agreement”) with Cision Owner, GTCR LLC and GTCR Management X LP (“GTCR Management”) pursuant to which Cision Sub agreed to engage GTCR Management as a financial and management consultant. Under the terms of the Services Agreement, GTCR Management provides various services to Cision Owner and its subsidiaries, including Cision Sub, such as corporate strategy, budgeting of future corporate investments and acquisition and divestiture strategies. GTCR Management is entitled to a placement fee in connection with any equity or debt financing of Cision Owner or any of its subsidiaries (regardless of whether such financing is provided by GTCR Management or any of its affiliates), subject to certain exceptions. The Services Agreement also requires Cision Sub to pay an annual management fee to GTCR Management, unless such amounts are not permitted to be paid under the agreements governing Cision’s 2016 First Lien Credit Facility and 2016 Second Lien Credit Facility, in which case such fees automatically accrue without interest for the benefit of GTCR Management, to be paid at such time as and to the extent that such fees are permitted to be paid under such credit facilities. Cision Sub is also required to reimburse GTCR Management for reasonable travel expenses, legal fees and other out-of-pocket fees and expenses incurred by GTCR Management or its affiliates in connection with the performance of its obligations under the Services Agreement. Cision Sub has also agreed to indemnify GTCR Management and its affiliates for any losses or liabilities they incur in connection with their performance under the Services Agreement, except to the extent resulting from GTCR Management’s gross negligence or willful misconduct. Cision Sub paid fees and expense reimbursement to GTCR Management in an aggregate amount of $0.6 million, $0.6 million and $0.4 million in 2016, 2015 and 2014, respectively. As of December 31, 2016, there were approximately $148,000 accrued but unpaid management fees and expenses under the Services Agreement.

Cision and GTCR Management terminated the Services Agreement in connection with the consummation of the Business Combination.

Intercompany Capital Contributions and Loan Agreements

As a subsidiary of Cision Owner, Cision from time to time engages in intercompany transactions with Cision Owner, including intercompany loans. In connection with the acquisition of Bulletin Intelligence, on March 24, 2017, in exchange for a note, Cision Owner issued $7.0 million of Units of Cision Owner to a subsidiary of Cision, which Units were used as consideration for the purchase of Bulletin Intelligence. The note was repaid to Cision Owner in connection with consummation of the business combination.

In connection with the acquisition of PR Newswire on June 16, 2016, Cision Owner loaned $195.9 million to Cision and issued $40.0 million of Units of Cision Owner to a subsidiary of Cision, which cash and Units were used to fund the PR Newswire acquisition. Cision Owner contributed these loans to Cision in exchange for CPECs, resulting in the cancellation of these loans.

Confidential Treatment Requested by Cision Ltd. under Rule 83

From time to time, Cision issues CPECs to Cision Owner in connection with capital contributions from Cision Owner to Cision. See “ — Convertible Preferred Equity Certificates of Cision (CPECs)” and Note 2 to the Cision’s audited financial statements included elsewhere in this prospectus for a description of the CPECs. In connection with the business combination, Cision Owner contributed the CPECs, along with its outstanding equity in Cision, to Holdings.

Convertible Preferred Equity Certificates of Cision (CPECs)

Between April 2014 and July 2016, Cision Owner entered into 11 Subscription Agreements with Cision pursuant to which Cision issued and sold Convertible Preferred Equity Certificates (“CPECs”) to Cision Owner. The CPECs are redeemable at any time by Cision and mature 49 years from the date of issuance. The CPECs carry a 1% per year yield which is accounted for as interest expense in the consolidated statements of Net loss and total comprehensive loss. The CPECs can be converted to Class V shares of Cision at any time at a conversion price equal to the fair value of Cision’s Class V shares on the date of issuance by Cision Owner. The CPECs are treated as debt instruments in Luxembourg. The CPECs are classified as liabilities due to the creditor like rights held by the holder, including the right to force the Cision’s bankruptcy.

Except as provided below, the CPECs are puttable to Cision for cash by the holder at any time and can be called by Cision at any time. As a result of this contracted put feature, the CPECs are classified as current liabilities in the consolidated balance sheets. We have obtained a waiver from Cision Owner that the CPECs will not be put for at least ten years from June 14, 2017. The holder is not expected to redeem the CPECs.

In connection with the business combination, Cision Owner contributed the CPECs, along with its outstanding equity in Cision, to Holdings.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PLAN OF DISTRIBUTION

The selling shareholders may sell or distribute the shares offered under this prospectus in one or more of the following ways (or in any combination) from time to time:

•	to or through underwriters, including underwritten block trades;
•	by distributing to its (or its affiliates’) limited partners, general partners, members or other equityholders;
•	through agents or through brokers or dealers, including block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;
•	through a combination of such methods; or
•	through any other method permitted by applicable law, including privately negotiated transactions and an exchange distribution in accordance with the rules of the applicable exchange.

A supplement to this prospectus will describe the particular terms of any offering of shares, including the following:

•	the names of any underwriters, agents, brokers or dealers or any selling shareholder;
•	the applicable public offering price and the purchase price of the shares and the proceeds to be received from the sale or distribution, if any;
•	any discounts or commissions and other items constituting underwriters’ or agents’ compensation; and
•	any discounts or concessions allowed or reallowed or paid to dealers.

Unless the context otherwise requires, as used in this prospectus, “selling shareholder” includes Cision Owner and Mark D. Ein and L. Dyson Dryden and their respective affiliates and their respective donees, pledgees, transferees or other successors-in-interest selling ordinary shares received from Cision Owner as a gift, pledge, partnership distribution or other transfer after the date of this prospectus or the applicable prospectus supplement.

If underwriters are used in the sale, such underwriters will acquire the shares for their own account. The underwriters may resell the shares in one or more transactions, at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

The shares may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the shares will be subject to certain conditions. The underwriters will be obligated to purchase all the shares offered if any of the shares are purchased.

The selling shareholders may sell the shares through agents or dealers designated by them. Any agent or dealer involved in the offer or sale or distribution of the shares for which this prospectus is delivered will be named, and any commissions payable to that agent or dealer by the selling shareholders will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase the shares from the selling shareholder as principal and may resell those shares at varying prices to be determined by the dealer. The selling shareholders reserve the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of its ordinary shares to be made directly or through agents. We will not receive any of the proceeds from any offering by the selling shareholder.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Underwriters, dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, dealer or agent, place orders online or through their financial advisors.

Underwriters, dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, concessions, commissions or fees received by them from the selling shareholders and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts or commissions under the Securities Act.

We or the selling shareholders may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make, and to reimburse them for certain expenses.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

In order to facilitate the offering of the shares, any underwriters or agents, as the case may be, involved in the offering of such shares may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in our ordinary shares for their own account. In addition, to cover overallotments or to stabilize the price of our ordinary shares, the underwriters or agents, as the case may be, may bid for, and purchase, such shares in the open market. Finally, in any offering of shares through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such shares in the offering if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

The selling shareholders may solicit offers to purchase the shares directly from, and it may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.

It is possible that one or more underwriters may make a market in our ordinary shares, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our ordinary shares, which is listed on the New York Stock Exchange under the symbol “CISN”.

The selling shareholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the selling shareholders pay for solicitation of these contracts.

The selling shareholders may enter into derivative transactions with third parties, or sell shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the parties may sell shares covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use shares pledged by the selling shareholders or borrowed from the selling shareholders to settle those sales or to close out any

Confidential Treatment Requested by Cision Ltd. under Rule 83 related open borrowings of the shares, and may use the shares received from the selling shareholders in settlement of those derivatives to close out any related open borrowings of the shares. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or a post-effective amendment to the registration statement of which this prospectus forms a part.

The underwriters, dealers and agents may engage in transactions with us or the selling shareholders, or perform services for us or the selling shareholders, in the ordinary course of business.

The selling shareholders may transfer the shares in ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer, including distributions to limited partners or general partners of the selling shareholders or its affiliates. The selling shareholders may also sell any of the shares that qualify for sale pursuant to Rule 144 under the Securities Act.

A selling shareholder that is an entity may elect to make a pro rata in-kind distribution of the ordinary shares to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable ordinary shares pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the ordinary shares acquired in the distribution. A selling shareholder that is an individual may make gifts of ordinary shares covered hereby. Such donees may use the prospectus to resell the ordinary shares or, if required by law, we may file a prospectus supplement naming such donees.

PRICE RANGE OF SECURITIES

Capitol’s units commenced public trading upon consummation of its IPO on October 13, 2015, and its common stock and warrants commenced separate trading on December 7, 2015. Prior to the separation of Capitol’s units on December 7, 2015 there was no public market for its common stock.

Prior to the consummation of the Business Combination on June 29, 2017, Capitol’s common stock, warrants and units were each listed on the NASDAQ Capital Market under the symbols “CLAC,” “CLACW” and “CLACU,” respectively. On June 30, 2017, our Ordinary Shares and Public Warrants commenced trading on the New York Stock Exchange under the symbols “CISN” and “CISN WS,” respectively.

The following table shows the high and low sale prices per share of Capitol’s common stock and warrants (for dates prior to June 30, 2017) or our Ordinary Shares and Public Warrants (for dates on or after June 30, 2017), as applicable, as reported on the Nasdaq Stock Market or New York Stock Exchange, respectively, for the periods indicated.

	Common Stock / Ordinary Shares		Warrants
	High	Low	High	Low
Fourth Quarter 2015 (beginning December 7, 2015)	$11.00	$5.98	$0.80	$0.30
First Quarter 2016	9.75	9.40	0.65	0.30
Second Quarter 2016	9.80	9.62	0.40	0.32
Third Quarter 2016	10.00	9.65	0.70	0.40
Fourth Quarter 2016	10.00	9.80	0.87	0.63
First Quarter 2017	10.60	9.93	1.92	0.70
Second Quarter 2017	10.85	9.90	2.01	1.50
Third Quarter 2017	13.36	10.00	2.99	1.86
Fourth Quarter 2017 (through November 3, 2017)	13.68	12.11	3.40	2.65

On November 3, 2017, the closing prices of our Ordinary Shares and Public Warrants were $12.83 and $3.01, respectively. As of September 30, 2017, we had approximately 11 holders of record of our Ordinary Shares. These figures do not include the number of persons whose securities are held in nominee or “street” name accounts through brokers.

Confidential Treatment Requested by Cision Ltd. under Rule 83

DIVIDENDS

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our Ordinary Shares in the foreseeable future. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future. In addition, the terms of our credit facilities will include restrictions on our ability to issue dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Overview” for a discussion of our credit facilities’ restrictions on our subsidiaries’ ability to pay dividends or other payments to us.

Confidential Treatment Requested by Cision Ltd. under Rule 83

LEGAL MATTERS

The validity of the Ordinary Shares offered through this prospectus has been passed upon by Walkers, Cayman Islands. Selected legal matters as to U.S. law in connection with any offering hereby will be passed upon by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with GTCR, LLC. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, GTCR, LLC and certain affiliated entities in connection with various legal matters.

EXPERTS

The financial statements of Canyon Holdings S.à r.l. and its subsidiaries as of December 31, 2016 and December 31, 2015 and for each of the years ended December 31, 2016, December 31, 2015 and the period February 11, 2014 (Inception) to December 31, 2014 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Vocus, Inc. and its subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 included in this Prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

The combined financial statements of PRN Group as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 and the combined financial statements of PRN Group as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Capitol as of December 31, 2016 and 2015 included in this Prospectus and Registration Statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

TRANSFER AGENT

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRO FORMA FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined income statement for the six months ended June 30, 2017 combines the historical consolidated statement of operations of Cision Luxco for the six months ended June 30, 2017 with the historical consolidated statement of operations of Capitol for the six months ended June 30, 2017, giving effect to the Transactions as if they had occurred on January 1, 2016. The following unaudited pro forma condensed combined income statement for the year ended December 31, 2016 combines the historical consolidated statement of operations of Cision Luxco for the year ended December 31, 2016 with the historical statement of operations of Capitol for the year ended December 31, 2016, giving effect to the Transactions as if they had occurred on January 1, 2016.

The historical financial information of Cision Luxco was derived from the unaudited consolidated financial statements of Cision Luxco for the six months ended June 30, 2017 and the audited consolidated financial statements of Cision Luxco for the year ended December 31, 2016 included elsewhere in this prospectus. The historical financial information of Capitol was derived from the unaudited consolidated financial statements of Capitol for the six months ended June 30, 2017 and the audited financial statements of Capitol for the years ended December 31, 2016 included elsewhere in this prospectus. This information should be read together with Cision Luxco’s and Capitol’s financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

Description of the Transactions

Pursuant to the Merger Agreement, all of the share capital and CPECs in Cision Luxco were contributed to Holdings, in exchange for 82,100,000 ordinary shares of Holdings and 2,000,000 warrants to purchase ordinary shares of Holdings. Following the Contribution and Exchange, Merger Sub merged with and into Capitol, with Capitol surviving the Merger as a wholly-owned subsidiary of Holdings. In connection with the Transactions, each outstanding share of common stock of Capitol was exchanged into a like number ordinary shares of Holdings. The outstanding warrants of Capitol, by their terms, automatically entitled the holders to purchase ordinary shares of Holdings upon consummation of the business combination. The Sponsors forfeited 1,600,000 shares of Capitol’s common stock and warrants to purchase 2,000,000 shares of Capitol common stock at the closing of the Transactions.

The Merger Agreement contains a provision pursuant to which Holdings may issue up to 6,000,000 additional ordinary shares to Cision Owner, issued in 2,000,000 share increments, for the achievement of specified share price thresholds of $13.00, $16.00 and $19.00 between the closing date of the Transactions and the fifth anniversary of the closing date of the Transactions.

Accounting for the Transactions

The Transactions were accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Capitol was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Cision Luxco stockholders having a majority of the voting power of the combined company, Cision Luxco comprising the ongoing operations of the combined entity, Cision Luxco comprising a majority of the governing body of the combined company, and Cision Luxco’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions were treated as the equivalent of Cision Luxco issuing stock for the net assets of Capitol, accompanied by a recapitalization. The net assets of Capitol were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions were those of Cision Luxco.

As the issuance of the 6,000,000 of additional ordinary shares to Cision Owner is contingent on the future performance of Holdings’ share price, they have been classified as an equity arrangement and therefore have not been recorded in the unaudited pro forma condensed combined financial statements.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Transactions, are factually supportable and, with respect to the pro forma statement

Confidential Treatment Requested by Cision Ltd. under Rule 83 of operations, are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Transactions.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Cision Luxco and Capitol have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial statements do not include pro forma adjustments for the acquisition of Bulletin Intelligence and the sale of the Vintage business by Cision Luxco in March 2017, or the acquisition of Argus, which occurred in the second quarter of 2017, as these transactions were not considered material to an understanding of Cision Luxco and a stockholder’s vote on the Transactions.

The unaudited pro forma condensed combined financial information has been prepared on the basis that no Capitol stockholders exercised conversion rights with respect to their public shares upon the consummation of the Transactions. In connection with the Transactions, Holders of 490,078 shares of Capitol common stock sold in its initial public offering exercised their rights to convert those shares to cash at a conversion price of approximately $10.04 per share, or an aggregate of approximately $4.9 million; however, the impact of these conversions was considered immaterial to the calculation of unaudited pro forma condensed combined financial information.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma condensed combined financial statements are 82,100,000 ordinary shares issued to Cision Owner.

As a result of the Transactions, Cision Owner owns approximately 68% of Holdings’ ordinary shares outstanding immediately after the Transactions, and the Capitol stockholders own approximately 32% of Holdings’ outstanding ordinary shares, based on the number of Capitol common stock outstanding as of December 31, 2016 (in each case, not giving effect to any shares issuable to them upon exercise of their warrants).

The Transactions resulted in the exchange of Class C Units by Cision Owner for vested and unvested common stock of Holdings. The recapitalization does not constitute a change in control of Cision and so there will be no change in the existing vesting schedules or value of the awards. Equity-based compensation expense will continue to be recognized in the post combination period, based on the corresponding remaining vesting periods. As a result, no adjustment has been made in the pro forma financial statements related to the continued recognition of equity based compensation expense related to the Class C Units.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2017
(UNAUDITED)
(in thousands except share and per share amounts)

	(A) Cision	(B) Capitol	Pro Forma Adjustments		Pro Forma Income Statement
Revenue	$302,949	$—	$—		$302,949
Cost of revenue	94,284	—	—		94,284
Gross Profit	208,665	—	—		208,665
Operating costs and expenses:
Sales and marketing	55,300	—	—		55,300
Research and development	11,018	—	—		11,018
General and administrative	81,692	4,565	(13,482)	(4)	72,775
Amortization of intangibles	43,477	—	—		43,477
Total operating costs and expenses	191,487	4,565	(13,482)		182,570
Operating loss	17,178	(4,565)	13,482		26,094
Other income (expense):
Foreign exchange gains	(2,634)	—	—		(2,634)
Interest income and other income (expense)	2,273	800	(800)	(1)	2,273
Interest expense	(73,243)	—	16,950	(2)	(56,293)
Loss on extinguishment of debt	—	—	—		—
Loss before income taxes:	(56,426)	(3,765)	29,632		(30,559)
Provision for (benefit from) income taxes	(14,285)	—	4,200	(3)	(10,085)
Net loss	$(42,141)	$(3,765)	$25,432		$(20,474)
Weighted average shares outstanding, basic and diluted	29,387,796		91,702,894	(5)	121,090,690
Basic and diluted net loss per share	$(1.43)				$(0.17)

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(UNAUDITED)
(in thousands except share and per share amounts)

	(C) Cision Luxco	(D) Capitol	Pro Forma Adjustments		Pro Forma Income Statement
Revenue	$467,772	$—	$—		$467,772
Cost of revenue	162,583	—	—		162,583
Gross Profit	305,189	—	—		305,189
Operating costs and expenses:
Sales and marketing	92,594	—	—		92,594
Research and development	19,445	—	—		19,445
General and administrative	135,737	1,491	—		137,228
Amortization of intangible assets	77,058	—	—		77,058
Total operating costs and expenses	324,834	1,491	—		326,325
Operating loss	(19,645)	(1,491)	—		(21,136)
Other income (expense):
Foreign exchange gains	6,299	—	—		6,299
Equity in earnings of unconsolidated affiliate	241	—	—		241
Interest income and other income (expense)	590	838	(838)	(1)	590
Interest expense	(117,997)	—	32,902	(2)	(85,095)
Loss on extinguishment of debt	(23,591)	—	—		(23,591)
Loss before income taxes	(154,103)	(653)	32,064		(122,692)
Provision for (benefit from) income taxes	(55,691)	—	15,203	(3)	(40,488)
Net income (loss)	$(98,412)	$(653)	$16,861		$(82,204)
Weighted average shares outstanding, basic and diluted		9,735,456	111,310,131	(5)	121,045,587
Basic and diluted net loss per share		$(0.07)			$(0.68)

Confidential Treatment Requested by Cision Ltd. under Rule 83

Pro Forma Adjustments to the Unaudited Condensed Combined Income Statements

(A)	Derived from the unaudited consolidated statements of operations of Cision Luxco for the six months ended June 30, 2017.
(B)	Derived from the unaudited consolidated statements of operations of Capitol for the six months ended June 30, 2017.
(C)	Derived from the consolidated statements of operations of Cision Luxco for the year ended December 31, 2016.
(D)	Derived from the audited statements of operations of Capitol for the year ended December 31, 2016.
(1)	Represents an adjustment to eliminate interest income on marketable securities held in the trust account as of the beginning of the period, respectively.
(2)	Represents an adjustment to eliminate interest expense on Cision Luxco’s 2016 Second Lien Credit Facility to be repaid in part in connection with the Transactions as of the beginning of the period.
(3)	To record normalized blended statutory income tax benefit rate of 33.0% for pro forma financial presentation purposes.
(4)	Represents an adjustment to eliminate direct, incremental costs of the Transactions which are reflected in the historical financial statements of Cision Luxco and Capitol in the amount of $9,255 and $4,227 as of June 30, 2017, respectively. There were no such amounts recorded as of December 31, 2016.
(5)	As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented. Weighted average common shares outstanding — basic and diluted are calculated as follows:

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Capitol weighted average shares outstanding	9,814,869	9,735,456
Capitol shares forfeited and cancelled	(1,600,000)	(1,600,000)
Capitol shares subject to conversion reclassified to equity	30,775,821	30,810,131
Capitol shares issued in Transactions	82,100,000	82,100,000
Weighted average shares outstanding	121,090,690	121,045,587
Percent of shares owned by Cision holders	67.8%	67.8%
Percent of shares owned by Capitol	32.2%	32.2%
Weighted average shares calculation, basic and diluted
Existing Cision holders	82,100,000	82,100,000
Capitol holders	38,990,690	38,945,587
Weighted average shares, basic and diluted	121,090,690	121,045,587

The computation of diluted loss per share excludes (1) the effect of warrants to purchase 24,500,000 shares of Holdings’ common stock, and (2) an aggregate of 6,000,000 additional ordinary shares that may be issued to Cision Owner upon the achievement of specified share price thresholds because the inclusion of any of these would be anti-dilutive.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PR Newswire Acquisition Pro Forma Adjustment

On June 16, 2016, Cision Luxco acquired PR Newswire (“PR Newswire”), a global leader in public relations and investor relations communications and related services from United Business Media, plc. The operating results of PR Newswire are included in Cision’s consolidated statements of operations from June 16, 2016. Cision Luxco is supplementally providing the following additional pro forma financial information to reflect the acquisition of PR Newswire as if the transaction had occurred on January 1, 2016. This information is presented because it may be considered material to an understanding of Cision Luxco and a stockholder’s vote on the Transactions. The pro forma information below begins with the pro forma income statement which reflects the pro forma adjustments related to the Transactions.

	(A) Pro Forma Income Statement	(B) PR Newswire	Pro Forma Adjustments		Adjusted Pro Forma Income Statement
Revenue	$467,772	$146,542	$1,168	(1)	$615,482
Cost of revenue	162,583	47,566	(363)	(1)	209,786
Gross Profit	305,189	98,976	1,531		405,696
Operating costs and expenses:
Sales and marketing	92,594	26,496	(57)	(1)	119,033
Research and development	19,445	6,687	(108)	(1)	26,024
General and administrative	137,228	36,236	(22,400)	(1)	151,064
Amortization of intangible assets	77,058	27,013	—		104,071
Total operating costs and expenses	326,325	96,432	(22,565)		400,192
Operating (loss) income	(21,136)	2,544	24,096		5,504
Other income (expense):
Foreign exchange gains (losses)	6,299	(299)	—		6,000
Equity in earnings of unconsolidated affiliate	241	211	—		452
Interest income and other income (expense)	590	(161)	—		429
Interest expense	(85,095)	(11,812)	—		(96,907)
Loss on extinguishment of debt	(23,591)	—	—		(23,591)
Loss before income taxes	(122,692)	(9,517)	24,096		(108,113)
Provision for (benefit) income taxes	(40,488)	(2,760)	7,571	(2)	(35,677)
Net income (loss)	$(82,204)	$(6,757)	$16,525		$(72,436)
Weighted average shares outstanding, basic and diluted	121,045,587				121,045,587
Basic and diluted net loss per share	$(0.68)				$(0.60)
Weighted average shares outstanding, diluted	121,045,587				121,045,587
Diluted net income (loss) per share	$(0.68)				$(0.60)

(A)	Represents unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016.
(B)	Represents the results of operations of PR Newswire for the period from January 1, 2016 through June 15, 2016.
(1)	Revenue was adjusted to account for a fair market value adjustment to deferred revenue required under purchase accounting rules resulting from the acquisition of PR Newswire. Cost of revenue, sales and marketing, research and development and general and administrative expenses were adjusted to account for acquisition costs incurred in the acquisition. The adjustments to cost of revenue, sales and marketing, and research and development were predominantly travel costs incurred by Cision Luxco employees in connection with the acquisition. The adjustment to general and administrative expense includes legal fees, professional fees, investment banking fees and travel costs incurred by Cision Luxco employees in connection with the acquisition.
(2)	To record normalized blended statutory income tax expense rate of 33% for pro forma financial presentation purposes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

INDEX TO FINANCIAL STATEMENTS

CISION LTD. AND ITS SUBSIDIARIES
Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016	F-3
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months and six months ended June 30, 2017	F-4
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-22
Balance Sheets as of December 31, 2016 and 2015	F-23
Statements of Operations for the year ended December 31, 2016 and for the Period from July 13, 2015 (inception) through December 31, 2015	F-24
Statement of Changes in Stockholders’ Equity for the year ended December 31, 2016 and for the Period from July 13, 2015 (inception) through December 31, 2015	F-25
Statements of Cash Flows for the year ended December 31, 2016 and for the Period from July 13, 2015 (inception) through December 31, 2015	F-26
Notes to Financial Statements	F-27
CANYON HOLDINGS S.a.r.l. AND ITS SUBSIDIARIES
Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016	F-35
Condensed Consolidated Statements of Operations for the three months ended March 31, 2017 and 2016	F-36
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2017 and 2016	F-37
Notes to Unaudited Condensed Financial Statements	F-38
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-48
Balance Sheets for the years ended December 31, 2016 and 2015	F-49
Statements of Net Loss and Total Comprehensive Loss for the years ended December 31, 2016 and December 31, 2015, and the period February 11, 2014 (Inception) to December 31, 2014	F-50
Consolidated Statements of Mandatorily Redeemable Equity and Stockholders’ Deficit for the years ended December 31, 2016 and December 31, 2015, and the period February 11, 2014 (Inception) to December 31, 2014	F-51
Statements of Cash Flows for the years ended December 31, 2016 and December 31, 2015, and the period February 11, 2014 (Inception) to December 31, 2014	F-52
Notes to Financial Statements	F-53

Confidential Treatment Requested by Cision Ltd. under Rule 83

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Condensed Consolidated Balance Sheets
(in thousands, except per share and share amounts)
(Unaudited)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$337,659	$35,135
Restricted cash	20	627
Accounts receivable, net	100,139	87,605
Prepaid expenses and other current assets	20,253	16,225
Total current assets	458,071	139,592
Property and equipment, net	55,400	47,947
Other intangible assets, net	497,778	511,210
Goodwill	1,103,558	1,079,518
Other assets	9,401	8,801
Total assets	$2,124,208	$1,787,068
Liabilities, Mandatorily Redeemable Equity and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$11,358	$11,171
Due to Cision Owner, Convertible Preferred Equity	—	443,102
Accounts payable	14,622	8,723
Accrued compensation and benefits	19,989	26,109
Other accrued expenses	66,086	54,862
Current portion of deferred revenue	129,711	119,600
Total current liabilities	241,766	663,567
Long-term debt, net of current portion	1,415,265	1,383,877
Deferred revenue, net of current portion	1,428	961
Deferred tax liability	67,758	83,209
Other liabilities	19,129	14,507
Total liabilities	1,745,346	2,146,121
Series A-1 and Series C-2 mandatorily redeemable stockholders’ equity, 5,498,688 shares authorized, issued and outstanding at December 31, 2016	—	701
Commitments and contingencies (Note 9)
Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 20,000,000 shares authorized; no shares issued and outstanding at June 30, 2017 and December 31, 2016	—	—
Common stock, $0.0001 par value, 480,000,000 shares authorized; 120,512,402 and 28,369,644 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	12	3
Additional paid-in capital	769,602	11,448
Accumulated other comprehensive loss	(51,308)	(73,902)
Accumulated deficit	(339,444)	(297,303)
Total stockholders' equity (deficit)	378,862	(359,754)
Total liabilities, mandatorily redeemable equity and stockholders' equity (deficit)	$2,124,208	$1,787,068

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Revenue	$157,131	$90,826	$302,949	$168,530
Cost of revenue	49,218	32,120	94,284	60,657
Gross profit	107,913	58,706	208,665	107,873
Operating costs and expenses
Sales and marketing	28,010	18,702	55,300	35,238
Research and development	5,566	3,762	11,018	7,298
General and administrative	41,460	35,977	81,692	54,321
Amortization of intangible assets	22,466	14,046	43,477	25,601
Total operating costs and expenses	97,502	72,487	191,487	122,458
Operating income (loss)	10,411	(13,781)	17,178	(14,585)
Non operating income (losses)
Foreign exchange gains (losses)	(686)	3,552	(2,634)	5,649
Interest and other income, net	224	235	2,273	268
Interest expense	(36,328)	(20,438)	(73,243)	(35,820)
Loss on extinguishment of debt	—	(23,591)	—	(23,591)
Total non operating loss	(36,790)	(40,242)	(73,604)	(53,494)
Loss before income taxes	(26,379)	(54,023)	(56,426)	(68,079)
Benefit from income taxes	(7,231)	(33,057)	(14,285)	(32,967)
Net loss	$(19,148)	$(20,966)	$(42,141)	$(35,112)
Other comprehensive income (loss) – foreign currency translation adjustments	16,700	(22,095)	22,594	(32,054)
Comprehensive loss	$(2,448)	$(43,061)	$(19,547)	$(67,166)
Net loss per share:
Basic and diluted	$(0.63)	$(0.74)	$(1.43)	$(1.24)
Weighted-average shares outstanding used in computing per share amounts:
Basic and diluted	30,394,760	28,369,644	29,387,796	28,369,644

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Six months ended June 30,
	2017	2016
Cash flows from operating activities
Net loss	$(42,141)	$(35,112)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	67,290	47,041
Noncash interest charges and amortization of debt discount and deferred financing costs	10,285	26,086
Noncash yield on Convertible Preferred Equity Certificates	2,292	1,302
Equity-based compensation expense	1,926	2,616
Provision for doubtful accounts	1,125	1,331
Deferred income taxes	(15,451)	(37,765)
Unrealized currency translation (gains) losses	2,394	(5,634)
Gain on sale of business	(1,785)	—
Other	(168)	(22)
Changes in operating assets and liabilities, net of effect of acquisitions and disposal:
Accounts receivable	4,104	5,732
Prepaid expenses and other current assets	(766)	(871)
Other assets	170	(79)
Accounts payable	(1,437)	729
Accrued compensation and benefits	(10,764)	(1,373)
Other accrued expenses	(2,144)	3,388
Deferred revenue	2,962	(6,603)
Other liabilities	216	210
Net cash provided by operating activities	18,108	976
Cash flows from investing activities
Purchases of property and equipment	(5,273)	(1,182)
Software development costs	(7,408)	(5,835)
Acquisitions of businesses, net of cash acquired of $12,355 and $9,071	(54,992)	(805,214)
Proceeds from disposal of business	23,675	3
Change in restricted cash	607	(19)
Net cash used in investing activities	(43,391)	(812,247)
Cash flows from financing activities
Proceeds from revolving credit facility	—	33,475
Payment of amounts due (to) from Cision Owner	(1,940)	135,944
Proceeds from term loan facility, net of debt discount of $1,108 and $105,930	28,892	1,364,070
Repayments of term loan facility	(5,650)	(719,430)
Payments on capital lease obligations	(114)	(149)
Proceeds from consummation of the Transactions	305,210	—
Net cash provided by financing activities	326,398	813,910
Effect of exchange rate changes on cash and cash equivalents	1,409	(469)
Increase in cash and cash equivalents	302,524	2,170
Cash and cash equivalents
Beginning of period	35,135	30,606
End of period	$337,659	$32,776
Supplemental non-cash information
Contribution of Convertible Preferred Equity Certificates in connection with Transactions (Note 1)	$450,455	$—
Issuance of Convertible Preferred Equity Certificates in connection with acquisition (Note 3)	—	40,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

1. Organization

Cision Ltd., a Cayman Islands company, and its subsidiaries (collectively, “Cision”, or the “Company”) is a leading provider of cloud-based software, media intelligence and distribution services, and other related professional services to the marketing and public relations industry. Communications professionals use the Company’s products and services to identify and connect with media influencers, manage industry relationships, create and distribute content, monitor media coverage, perform advanced analytics and measure the effectiveness of their campaigns. The Company has primary offices in Chicago, Illinois, Beltsville, Maryland, New York, New York, Cleveland, Ohio, and Albuquerque, New Mexico with additional offices in the U.S., as well as China, Finland, France, Hong Kong, Germany, India, Indonesia, Malaysia, Norway, Portugal, Sweden, Taiwan and the United Kingdom.

On March 19, 2017, the Company entered into a definitive agreement (the “Merger Agreement”) with Capitol Acquisition Corp. III (NASDAQ: CLAC; “Capitol”), a public investment vehicle, whereby the parties agreed to merge, resulting in the Company becoming a publicly listed company. This merger closed on June 29, 2017, which resulted in the following (the “Transactions”):

•	Holders of 490,078 shares of Capitol common stock sold in its initial public offering exercised their rights to convert those shares to cash at a conversion price of approximately $10.04 per share, or an aggregate of approximately $4.9 million. The per share conversion price of approximately $10.04 for holders of public shares electing conversion was paid out of Capitol’s trust account, which had a balance immediately prior to the Closing of approximately $326.3 million.

•	Of the remaining funds in the trust account: (i) approximately $16.2 million was used to pay Capitol’s transaction expenses and (ii) the balance of approximately $305.2 million was released to Cision to be used for working capital and general corporate purposes, including to pay down $294.0 million of the Second Lien Credit Facility, plus a 1% fee and interest. The debt repayment occurred in July 2017 (see Note 11).

•	Immediately after giving effect to the Transactions (including as a result of the conversions described above and certain forfeitures of Capitol common stock and warrants immediately prior to the closing), there were 120,512,402 ordinary shares and warrants to purchase 24,375,596 ordinary shares of Cision issued and outstanding.

•	Upon the closing, Capitol’s common stock, warrants and units ceased trading, and Cision’s ordinary shares and warrants began trading on the NYSE and NYSE MKT, respectively, under the symbol “CISN” and “CISN WS,” respectively.

•	Upon the completion of the Transactions, Canyon Holdings (Cayman), L.P., (“Cision Owner”) an exempted limited partnership formed for the purpose of owning and acquiring Cision through a series of transactions, received 82,075,873 ordinary shares of the Company and 1,969,841 warrants to purchase ordinary shares of the Company, in exchange for all of the share capital and $450.5 million in Convertible Preferred Equity Certificates of Cision. Cision Owner also obtained the right to receive certain additional securities of the Company upon the occurrence of certain events.

•	At the closing of the Transactions, Cision Owner held approximately 68% of the issued and outstanding ordinary shares of the Company and stockholders of Capitol held approximately 32% of the issued and outstanding shares of the Company.

The Merger Agreement, Transactions and items related thereto are more fully described in the Company’s proxy statement/prospectus filed on June 15, 2017.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

2. Significant Accounting Policies

Basis of Presentation and Earnings per Share

The Transactions were accounted for as a reverse merger in accordance with accounting principles generally accepted in the United States of America (“GAAP”). This determination was primarily based on Cision comprising the ongoing operations of the combined entity, Cision’s senior management comprising the majority of the senior management of the combined company, and current shareholders of Cision having a majority of the voting power of the combined entity. Accordingly, the Transactions have been treated equivalent to Cision issuing stock for the net monetary assets of Capitol, accompanied by a recapitalization. The net assets of Capitol at the merger date have been stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions in these financial statements are those of Cision. As a result, these financial statements represent the continuation of Cision Ltd. and the historical shareholders’ equity and earnings per share calculations of Cision prior to the Transactions have been retrospectively adjusted for the equivalent number of shares received by Cision’s Owner, where applicable, pursuant to the Transactions. The accumulated deficit of Cision has been carried forward after the Transactions.

Prior to the June 29, 2017 Transactions, earnings per share was calculated using the two-class method. On June 29, 2017, all outstanding classes of equity of Cision were contributed in exchange for 82,075,873 common shares. Immediately after the Transactions, 120,512,402 common shares were outstanding. In future periods, earnings per share will be calculated based on the number of common shares outstanding. As part of this adjustment, the historical number of outstanding common shares of Class B-1, Class C-1 and Class V, in aggregate, has been adjusted to 28,369,644 common shares, in order to retroactively reflect the Merger exchange ratio. Historical earnings per share also gives effect to this adjustment through June 29, 2017, the date of the Merger. This retroactive adjustment also eliminates the need for a two-class method earnings per share calculation (Note 7).

The accompanying condensed consolidated financial statements are presented in conformity with GAAP for interim financial information and the instructions to Form 10-Q. Accordingly, they do not include all the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair statement have been included. The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The condensed consolidated balance sheet as of December 31, 2016 included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by GAAP. Operating results for the three and six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or any other period. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Registration Statement on Form S-4 filed on June 14, 2017. There have been no changes to the Company’s significant accounting policies described in the consolidated financial statements for the year ended December 31, 2016 that have had a material impact on the condensed consolidated financial statements and related notes for the six months ended June 30, 2017.

Recent Accounting Pronouncements

As long as the Company remains an Emerging Growth Company, the Company plans to adopt new accounting standards using the effective dates available for non public entities.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning in the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

2. Significant Accounting Policies  – (continued)

Company’s fiscal year 2019. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for the Company’s fiscal year 2022, and interim periods within that year in the event a goodwill impairment test is performed based on a triggering event prior to our October 1 annual impairment test. The Company is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force), which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for the Company’s fiscal year 2019, and early adoption is permitted. The new standard is not expected to have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, including the presentation of debt prepayment or debt extinguishment costs as cash outflows for financing activities on the statement of cash flow. The standard was to become effective for the Company in the first quarter of fiscal year 2019, however the Company elected to early adopt ASU 2016-15 on a retrospective basis on July 1, 2017, resulting in classifying $19.4 million in payment of original issue discount upon debt extinguishment as a repayment of term loan facility, a financing outflow, as opposed to the prior treatment which was to classify these as an operating cash outflow on the Company’s condensed consolidated statements of cash flows for the six months ended June 30, 2016. The resulting change increased cash provided by operating activities to $1.0 million and decreased cash provided by financing activities to $813.9 million for the six months ended June 30, 2016.

In June 2016, FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investments in leases, as well as reinsurance and trade receivables. ASU 2016-13 is effective for the Company’s fiscal year 2021, and early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for the Company’s fiscal year 2018. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for the Company’s fiscal year 2020 and interim periods within

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

2. Significant Accounting Policies  – (continued)

2021, early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities. This change primarily affects the accounting for equity investments, financial liabilities under the fair value options and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for the Company’s fiscal year 2019, and early adoption is permitted for certain provisions for the new guidance. The Company is in the process of evaluating the impact of this accounting standard update on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 is effective for the Company’s fiscal year 2019 and interim periods within 2020. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company is still evaluating the impact that this standard will have on the consolidated financial statements.

3. Business Combinations and Dispositions

Sale of Vintage Net Assets

On March 10, 2017, the Company sold substantially all of the assets of its Vintage corporate filings business for approximately $26.6 million and received approximately $23.7 million in cash after escrow and expenses. The transaction resulted in a gain of approximately $1.8 million which has been recorded as other income in the condensed consolidated statements of operations and comprehensive loss. The Company has continuing obligations to provide the purchaser with certain immaterial transition services through July 2017.

Purchase of Bulletin Intelligence

On March 27, 2017, the Company acquired all of the membership interests of Bulletin Intelligence, LLC, Bulletin News Network, LLC, and Bulletin News Investment, LLC (collectively, “Bulletin Intelligence”). The Company acquired Bulletin Intelligence to expand the Company’s ability to deliver actionable intelligence to senior leadership teams. During the six months ended June 30, 2017, the Company incurred acquisition-related transaction costs of $1.0 million, which are included in general and administrative expense in the condensed consolidated statements of operations and comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results are included in the accompanying condensed consolidated financial statements from March 27, 2017.

The purchase price was $71.8 million and consisted of $60.5 million in cash and the issuance of 70,000 Class A Shares by Cision Owner with a fair value of $5.2 million and contingent consideration valued at $6.1 million. The fair value of the contingent consideration was determined using a Monte Carlo simulation which utilized management’s projections of Bulletin Intelligence revenues over the earn-out period, and is considered a Level 3 measurement. Changes in fair value subsequent to the acquisition date will be recognized in earnings each reporting period until the arrangement is settled. The Company is required to pay contingent consideration that can be earned during the years ending December 31, 2017 and December 31, 2018 for each year dependent on the achievement of financial targets as defined by the agreement with no cap. The Company simultaneously entered into a loan agreement with Cision Owner and recorded a payable to Cision Owner of $7.0 million in the consolidated balance sheet, which was contributed in the quarter ended June 30, 2017. The $1.8 million difference between the fair value of the Class A Units and the amount due to Cision Owner has been recorded as interest expense.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

3. Business Combinations and Dispositions  – (continued)

The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the preliminary allocation of the purchase price based on currently available information by the Company to the fair value of the assets and liabilities of Bulletin Intelligence acquired on March 27, 2017. The amounts related to intangible assets shown below are preliminary and subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of acquisition. The identifiable intangible assets include the trade name, customer relationships and purchased technology and are being amortized over four to ten years on an accelerated basis. The Company expects to complete the purchase price allocation, during the three months ended September 30, 2017.

(in thousands)
Cash and cash equivalents	$11,457
Accounts receivable, net	5,232
Prepaid and other current assets	216
Property, equipment and software, net	704
Trade name	1,070
Customer relationships	28,870
Purchased technology	9,510
Goodwill	19,520
Total assets acquired	76,579
Accounts payable and accrued liabilities	(3,481)
Deferred revenue	(1,271)
Total liabilities assumed	(4,752)
Net assets acquired	$71,827

Goodwill will be deductible for tax purposes. The preliminary purchase price is subject to customary post closing adjustments. The excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is attributable primarily to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce in accordance with generally accepted accounting principles.

Purchase of Argus

On June 22, 2017, the Company acquired all of the outstanding shares of L’Argus de la Presse (“Argus”), which is a Paris-based provider of media monitoring solutions, for €6.0 million (approximately $6.8 million) paid at closing in cash and up to €1.1 million (approximately $1.2 million) to be paid in cash over the next four years, subject to a working capital adjustment. The Company acquired Argus to deliver enhanced access to French media content, helping its global customer base understand and quantify the impact of their communications and media coverage in France.

During the three months ended June 30, 2017, the Company incurred acquisition-related transaction costs of $0.9 million, which are included in general and administrative expense in the condensed consolidated statements of operations and comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results are included in the accompanying condensed consolidated financial statements from June 22, 2017.

The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the preliminary allocation of the purchase price based on currently available information by the Company to the fair value of the assets and liabilities of Argus acquired on

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

3. Business Combinations and Dispositions  – (continued)

June 22, 2017. The amounts related to intangible assets shown below are preliminary and subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of acquisition. The identifiable intangible assets include the trade name, customer relationships and purchased technology and are being amortized over four to eight years on an accelerated basis. The Company expects to complete the purchase price allocation during the three months ended September 30, 2017.

(in thousands)
Cash and cash equivalents	$897
Accounts receivable, net	12,543
Prepaid and other assets	2,346
Property, equipment and software, net	5,543
Trade name	79
Customer relationships	1,989
Purchased technology	796
Goodwill	5,092
Total assets acquired	29,285
Accounts payable, accrued liabilities, and other liabilities	(16,610)
Deferred revenue	(4,627)
Total liabilities assumed	(21,237)
Net assets acquired	$8,048

Goodwill will be deductible for tax purposes. The preliminary purchase price is subject to customary post closing adjustments. The excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is attributable primarily to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce in accordance with generally accepted accounting principles.

Acquisition of PR Newswire

On June 16, 2016, the Company acquired all of the assets of PR Newswire (“PR Newswire”), a global leader in public relations and investor relations communications and related services from United Business Media, plc. The Company acquired PR Newswire to enhance its content distribution capabilities related to its public relations solution offerings. During the period ended June 30, 2016, the Company incurred acquisition-related transaction costs of $19.1 million, which are included in general and administrative expense in the consolidated statements of operations and comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results of PR Newswire are included in the accompanying condensed consolidated financial statements from June 16, 2016.

The purchase price was $842.8 million and consisted of $813.3 million in cash and the issuance of $40.0 million of Class A LP Units of Cision Owner to the seller. CPECs of $40 million with a fair value of $29.5 million were issued by the Company to Cision Owner to record the transaction in these financial statements. The CPECs were immediately accreted to the carrying value following the issuance.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

3. Business Combinations and Dispositions  – (continued)

The PR Newswire purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include the value of the PR Newswire brand, customer relationships and purchased technology and are being amortized over five to seven years on an accelerated basis. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is not deductible for tax purposes. The Company recognized a deferred tax asset in the amount of $16.7 million relating to acquired net operating losses and disallowed interest carry forwards and established a deferred tax liability of $150.4 million relating to the step up in basis of identifiable intangibles. The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities acquired of PR Newswire on June 16, 2016:

(in thousands)
Cash and cash equivalents	$9,071
Accounts receivable, net	42,869
Prepaid and other current assets	18,430
Property, equipment and software, net	18,917
Investment in unconsolidated affiliate	5,376
Brand	349,120
Customer relationships	48,820
Purchased technology	25,940
Goodwill	537,218
Total assets acquired	1,055,761
Accounts payable and accrued liabilities	(41,961)
Deferred revenue	(37,310)
Deferred taxes	(133,725)
Total liabilities assumed	(212,996)
Net assets acquired	$842,765

During the quarter ended June 30, 2017, the Company made certain measurement period adjustments to the initial purchase price allocation resulting in an increase to deferred revenue of $0.4 million, a decrease in accounts payable and accrued liabilities of $2.6 million, and a decrease in goodwill of $2.2 million.

The Bulletin Intelligence acquired entity contributed revenue of $7.5 million and $7.9 million for the three and six months ended June 30, 2017, respectively. The PR Newswire acquired entity contributed revenue of $77.0 million and $13.3 million for the three months ended June 30, 2017 and 2016, respectively, and $151.4 million and $13.3 million for the six months ended June 30, 2017 and 2016, respectively. Revenue contributed by Argus was immaterial. Net loss from these acquisitions is impracticable to determine due to the extent of integration activities.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

3. Business Combinations and Dispositions  – (continued)

Supplemental Unaudited Pro Forma Information

The unaudited pro forma information below gives effect to the acquisitions of PR Newswire and Bulletin Intelligence as if they had occurred as of January 1, 2016. The pro forma results presented below show the impact of acquisition-related costs as well as the increase in interest expense related to acquisition-related debt. Argus information has not been presented due to immateriality.

	Three months ended June 30,		Six months ended June 30,
(in thousands, except per share data)	2017	2016	2017	2016
Revenue	$157,236	$168,594	$309,511	$328,839
Net loss	(19,072)	(15,329)	(42,199)	(39,903)
Net loss per share – basic and diluted	(0.63)	(0.54)	(1.44)	(1.41)

4. Goodwill and Intangibles

Changes in the carrying amounts of goodwill since December 31, 2016 consisted of the following:

(in thousands)
Balance as of December 31, 2016	$1,079,518
Disposal of Vintage	(14,662)
Acquisition of Bulletin Intelligence	19,520
Acquisition of Argus	5,092
Adjustments of PR Newswire	(2,200)
Effects of foreign currency	16,290
Balance as of June 30, 2017	$1,103,558

Definite-lived intangible assets consisted of the following at June 30, 2017 and December 31, 2016:

	June 30, 2017
(in thousands)	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
Trade names and brand	$369,374	$(4,842)	$(52,991)	$311,541
Customer relationships	294,244	(15,540)	(142,970)	135,734
Purchased technology	130,313	(6,151)	(73,659)	50,503
Balances at June 30, 2017	$793,931	$(26,533)	$(269,620)	$497,778

	December 31, 2016
(in thousands)	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
Trade names and brand	$369,345	$(9,877)	$(30,551)	$328,917
Customer relationships	270,495	(29,898)	(110,094)	130,503
Purchased technology	120,007	(12,213)	(56,004)	51,790
Balances at December 31, 2016	$759,847	$(51,988)	$(196,649)	$511,210

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

4. Goodwill and Intangibles  – (continued)

Future expected amortization of intangible assets at June 30, 2017 is as follows:

(in thousands)
Remainder of 2017	$58,806
2018	97,592
2019	77,199
2020	55,608
2021	45,596
Thereafter	162,977
$497,778

5. Debt

Debt consisted of the following at June 30, 2017 and December 31, 2016:

	June 30, 2017
(in thousands)	Short-Term	Long-Term	Total
2016 First Lien Term Loan	$11,300	$1,107,550	$1,118,850
2016 Second Lien Term Loan	—	370,000	370,000
Revolving line of credit	—	33,475	33,475
Unamortized debt discount and issuance costs	—	(95,760)	(95,760)
Total credit facilities	11,300	1,415,265	1,426,565
Capital lease obligations	58	—	58
Balances at June 30, 2017	$11,358	$1,415,265	$1,426,623

	December 31, 2016
(in thousands)	Short-Term	Long-Term	Total
2016 First Lien Term Loan	$11,000	$1,083,500	$1,094,500
2016 Second Lien Term Loan	—	370,000	370,000
Revolving line of credit	—	33,475	33,475
Unamortized debt discount and issuance costs	—	(103,098)	(103,098)
Total credit facilities	11,000	1,383,877	1,394,877
Capital lease obligations	171	—	171
Balances at December 31, 2016	$11,171	$1,383,877	$1,395,048

2016 First Lien Credit Facility

On June 16, 2016, in connection with the acquisition of PR Newswire, the Company entered into a $1,175 million credit agreement with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The first lien credit agreement consists of: (i) the revolving loan facility, which permits borrowings and letters of credit up to $75.0 million (the “2016 Revolving Credit Facility”), of which up to $25.0 million may be used or issued as standby and trade letters of credit; and (ii) a $1,100 million term loan facility (the “2016 First Lien Term Loan Facility” and, together with the 2016 Revolving Credit Facility, the “2016 First Lien Credit Facility”). The Company used the proceeds from the 2016 First Lien Term Loan Facility, along with proceeds from the Second Lien Credit Facility, cash equity from the sponsor and cash from the balance sheet to consummate the acquisition of PR Newswire, refinance the existing debt and pay related fees and expenses. From time to time, the Company may incur incremental revolving facilities and incremental term loan facilities under the 2016 First Lien Credit Facility in amounts not to exceed $100.0 million (minus any amounts incurred under the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

5. Debt  – (continued)

Second Lien Credit Facility), plus additional amounts subject to compliance with certain leverage ratios as set forth in the 2016 First Lien Credit Facility and certain other amounts.

On March 17, 2017, the Company entered into an incremental amendment to the 2016 First Lien Credit Facility, which provided for an incremental borrowing of $30.0 million of incremental term loans, which term loans are fungible with the 2016 First Lien Term Loan Facility. The proceeds of the incremental facility were used to fund the acquisition of Bulletin Intelligence and related transactions and to pay certain fees, costs and other expenses in connection with the Bulletin Intelligence acquisition and the incremental amendment and for general corporate purposes. As of June 30, 2017, the Company had $33.5 million of outstanding borrowings and $1.3 million of outstanding letters of credit under the 2016 Revolving Credit Facility and $1,119 million outstanding under the 2016 First Lien Term Loan Facility.

Interest is charged on U.S. dollar borrowings under the 2016 First Lien Credit Facility, at the Company’s option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves, but which amount cannot be less than 1%) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points, (iii) the one month-adjusted LIBOR plus 1% or (iv) 2%), in each case, plus an applicable margin. The margin applicable to loans under the 2016 First Lien Term Loan Facility bearing interest at the alternate base rate is 5.00%; the margin applicable to loans under the 2016 First Lien Term Loan Facility bearing interest at the adjusted LIBOR is 6.00%. Revolving borrowings in Canadian dollars bear interest at the adjusted Canadian dollar banker’s acceptance rate plus an applicable margin; revolving borrowings in Euro bear interest at the Euro interbank offered rate plus an applicable margin. The margin applicable to loans under the 2016 Revolving Facility bearing interest at the alternate base rate, the adjusted LIBOR, the adjusted Canadian dollar banker’s acceptance rate and the adjusted Euro interbank offered rate bear interest at rates of 4.75%, 5.75%, 5.75% and 5.75%, respectively; provided that each such rate is reduced by 25 basis points if the senior secured first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2016 First Lien Credit Facility is less than or equal to 3.50:1.00 at the end of the most recent fiscal quarter. As of June 30, 2017 the applicable interest rate under the 2016 First Lien Credit Facility was 7.2%. The Company makes quarterly principal payments under the 2016 First Lien Term Loan Facility of $2.8 million (which amount may be reduced by the application of voluntary and mandatory prepayments pursuant to the terms of the 2016 First Lien Credit Facility), with the remaining balance due June 16, 2023. The maturity date of 2016 Revolving Credit Facility is June 16, 2021. The Company may also be required to make certain mandatory prepayments of the 2016 First Lien Term Loan Facility out of excess cash flow and upon the receipt of proceeds of asset sales and certain insurance proceeds (in each case, subject to certain minimum dollar thresholds and rights to reinvest the proceeds as set forth in the 2016 First Lien Credit Facility).

The obligations under the 2016 First Lien Credit Facility are secured by substantially all of the assets of Canyon Companies S.à r.l. and each of its subsidiaries organized in the United States (or any state thereof), the United Kingdom, the Netherlands, Luxembourg and Ireland, subject to certain exceptions. The liens granted to the lenders under the 2016 First Lien Credit Facility are senior to the liens granted to the lenders under the Second Lien Credit Facility pursuant to the terms of an intercreditor agreement.

The 2016 First Lien Credit Facility includes a total net leverage financial maintenance covenant. Such covenant requires that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2016 First Lien Credit Facility cannot exceed the applicable ratio set forth in the 2016 First Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the 2016 First Lien Credit Facility). The 2016 First Lien Credit Facility is also subject to certain customary affirmative covenants and negative covenants. Under the 2016 First Lien Credit Facility, the Company’s subsidiaries are prohibited from making cash dividends, subject to certain exceptions, including that the subsidiaries are permitted to declare and pay cash dividends (x) in an

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

5. Debt  – (continued)

amount that does not exceed the sum of (i) $50.0 million, plus (ii) the sum of the amount (which amount shall not be less than zero) equal to 50% of consolidated net income of the subsidiaries from January 1, 2016 to the end of the most recent quarter subject to certain conditions, plus (iii) certain other amounts set forth in the definition of “Available Amount” in the 2016 First Lien Credit Facility or (y) so long as the total net leverage ratio under the 2016 First Lien Credit Facility does not exceed 3.75 to 1.00. As of June 30, 2017, the Company was in compliance with these covenants.

The 2016 First Lien Credit Facility provides that an event of default will occur upon specified change of control events. “Change in Control” is defined to include, among other things, the failure by GTCR, its affiliates and certain other “Permitted Holders” to beneficially own, directly or indirectly through one or more holding company parents of Cision, a majority of the voting equity of the borrower thereunder. See “Risk Factors — Cision’s 2016 First Lien and Second Lien Credit Agreements Contain Change of Control Provisions that Will Require Cision to Amend or Refinance this Indebtedness” in the Company’s Registration Statement on Form S-4 filed on June 14, 2017.

The Company incurred approximately $81.9 million in financing costs with the lenders in connection with the entry into the 2016 First Lien Credit Facility, which were offset against the debt. All financing costs are being amortized using the effective interest method.

Second Lien Credit Facility

On June 16, 2016, in connection with the acquisition of PR Newswire, the Company entered into a second lien credit agreement with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The second lien credit agreement consists of a $370.0 million credit facility (“Second Lien Credit Facility”). The Company used the proceeds from the Second Lien Credit Facility, along with proceeds from the 2016 First Lien Credit Facility, cash equity from the sponsor and cash from the balance sheet to consummate the acquisition of PR Newswire, refinance the existing debt and pay related fees and expenses.

As of June 30, 2017, the Company had $370.0 million outstanding under the Second Lien Credit Facility. In connection with the consummation of the merger with Capitol, the Company repaid $294.0 million of its indebtedness under the Second Lien Credit Facility, plus a 1% penalty and accrued interest (see Note 11. “Subsequent Events”).

Interest is charged on borrowings under the Second Lien Credit Facility, at the Company’s option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves, but which amount cannot be less than 1%) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points, (iii) the one month adjusted LIBOR plus 1% or (iv) 2%), in each case, plus an applicable margin. The margin applicable to loans under the Second Lien Credit Facility bearing interest at the alternate base rate is 8.50%; the margin applicable to loans under the Second Lien Credit Facility bearing interest at the adjusted LIBOR is 9.50%. All principal amounts due under the Second Lien Credit Facility are due June 16, 2021. As of June 30, 2017, the applicable interest rate under the Second Lien Credit Facility was 10.7%. There are no quarterly or annual amortization payments required under the Second Lien Credit Facility.

The obligations under the Second Lien Credit Facility are secured by substantially all of the assets of Canyon Companies S.à r.l. and each of its subsidiaries organized in the United States (or any state thereof), the United Kingdom, the Netherlands, Luxembourg and Ireland, subject to certain exceptions. The liens granted to the lenders under the Second Lien Credit Facility are junior to the liens granted to the lenders under the 2016 First Lien Credit Facility pursuant to the terms of an intercreditor agreement. The Second Lien Credit Facility includes a total net leverage financial maintenance covenant. Such covenant requires that, as of the last day of each fiscal quarter, the total net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the Second Lien Credit Facility cannot exceed the applicable ratio set forth in the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

5. Debt  – (continued)

Second Lien Credit Facility for such quarter (subject to certain rights to cure any failure to meet such ratio as set forth in the Second Lien Credit Facility). The Second Lien Credit Facility is also subject to certain customary affirmative covenants and negative covenants. Under the Second Lien Credit Facility, the Company’s subsidiaries are prohibited from making cash dividends, subject to certain exceptions, including that the subsidiaries are permitted to declare and pay cash dividends (x) in an amount that does not exceed the sum of (i) $57.5 million, plus (ii) the sum of the amount (which amount shall not be less than zero) equal to 50% of consolidated net income of the subsidiaries from January 1, 2016 to the end of the most recent quarter subject to certain conditions, plus (iii) certain other amounts set forth in the definition of “Available Amount” in the Second Lien Credit Facility or (y) so long as the total net leverage ratio under the Second Lien Credit Facility does not exceed 3.75 to 1.00. As of June 30, 2017, the Company was in compliance with these covenants. The Second Lien Credit Facility provides that an event of default will occur upon specified change of control events, with Change in Control defined in a manner consistent with the definition in the 2016 First Lien Credit Facility described above.

The Company incurred approximately $24.0 million in financing costs with the lenders in connection with the entry into the Second Lien Credit Facility, which were offset against the debt. All financing costs are being amortized over the term of the second lien credit agreement.

The fair value of the Company’s First Lien Term Loan at June 30, 2017 and December 31, 2016 was $1,124 million and $1,082 million, respectively, and the fair value of the Company’s Second Lien Term Loan at June 30, 2017 and December 31, 2016 was $370.5 million and $364.9 million, respectively. The fair value of the Company’s First and Second Lien debt was considered Level 2 in the fair value hierarchy.

Future Minimum Principal Payments

Future minimum principal payments of debt as of June 30, 2017 are as follows:

(in thousands)
Remainder of 2017	$5,708
2018	11,300
2019	11,300
2020	11,300
2021	11,300
Thereafter	1,471,475
$1,522,383

6. Stockholders’ Equity and Equity-Based Compensation

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2017 and December 31, 2016, there are no shares of preferred stock issued or outstanding.

Common Stock

The Company is authorized to issue 480,000,000 shares of common stock with a par value of $0.0001 per share.

Prior to the Merger, Cision Owner issued equity units to employees for compensation purposes pursuant to the terms of its limited partnership agreement. Stock-based compensation was recorded based on the grant date fair values of these awards and will continue to be recorded until full vesting of these units has occurred. As a result of the consummation of the Merger, these outstanding units, held by Cision Owner were converted into common stock of Cision. Any forfeitures of unvested units will be redistributed to existing unit holders

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

6. Stockholders’ Equity and Equity-Based Compensation  – (continued)

and not returned to the Company. Equity awards to employees subsequent to the Merger will be made pursuant to the Company’s 2017 Omnibus Incentive Plan described below.

The Company has not made any grants since the Merger. Equity-based compensation expense by department related to the units granted prior to the Merger for the three and six months ended June 30, 2017 and 2016 is as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2017	2016	2017	2016
Cost of revenue	$71	$64	$141	$128
Selling and marketing	44	50	110	101
R&D	70	144	179	297
G&A	748	1,045	1,496	2,090
Total equity-based compensation expense	$933	$1,303	$1,926	$2,616

The 2017 Omnibus Incentive Plan

In connection with the Transactions, the Company adopted the 2017 Omnibus Incentive Plan (the “2017 Plan”) in June 2017. The 2017 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing consulting or advisory services for the Company, are eligible for grants under the 2017 Plan.

The 2017 Plan reserves up to 6,100,000 ordinary shares of the Company for issuance in accordance with the plan’s terms, subject to certain adjustments. The purpose of the plan is to provide the Company’s officers, directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to the Company’s growth and profitability, with an incentive to assist the Company in achieving its long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in the Company. The Company did not grant any awards under the 2017 Plan during the three months ended June 30, 2017.

7. Net Loss Per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period as retroactively adjusted for the Merger (Note 2). For the three and six months ended June 30, 2017 and 2016, the Company has excluded the potential effect of warrants to purchase shares of common stock and additional earn out shares, as described in Note 1, in the calculation of diluted loss per share, as the effect would be antidilutive due to losses incurred. As a result, diluted loss per common share is the same as basic loss per common share for all periods presented below.

	Three months ended June 30,
(in thousands, except share and per share data)	2017	2016
Numerator:
Net loss	$(19,148)	$(20,966)
Denominator:
Weighted-average shares outstanding – basic and diluted	30,394,760	28,369,644
Net loss per share – basic and diluted	$(0.63)	$(0.74)

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

7. Net Loss Per share  – (continued)

	Six months ended June 30,
(in thousands, except share and per share data)	2017	2016
Numerator:
Net loss	$(42,141)	$(35,112)
Denominator:
Weighted-average shares outstanding – basic and diluted	29,387,796	28,369,644
Net loss per share – basic and diluted	$(1.43)	$(1.24)

8. Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate adjusted to reflect the tax impact of items discrete to the fiscal period. The effective tax rate for the six months ended June 30, 2017 was approximately 25.3%. The Company expects an annual effective tax rate in 2017 of approximately 27.6%. That rate includes the impact of a decrease in the valuation allowance expected to be necessary at the end of the year for deductible temporary differences originating during the year.

The effective tax rate for the six months ended June 30, 2016 was 48.4%, and was significantly impacted by the reversal of the valuation allowance on U.S. deferred tax assets that was necessary upon the acquisition of PR Newswire. The six months ended June 30, 2016 effective tax rate was also impacted by U.S. deferred tax expense related to indefinite lived intangible assets which effectively offset tax benefit from other taxing jurisdictions.

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting date based on the facts, circumstances and information available. As of June 30, 2017, the Company believes the reasonably possible total amount of unrecognized tax benefits that could increase or decrease in the next 12 months as a result of various statute expirations, audit closures, and/or tax settlements would not be material to the consolidated financial statements.

9. Commitments and Contingencies

The Company has various non-cancelable operating leases, primarily related to office real estate, that expire through 2035 and generally contain renewal options for up to five years. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate as a component of rent expense which is recognized on a straight-line basis over the terms of occupancy. As of June 30, 2017 and December 31, 2016, deferred rent of $8.7 million and $9.4 million, respectively, is included in other liabilities.

The Company also leases computer and office equipment under non-cancelable capital leases and other financing arrangements that expire through 2017.

Rent expense was $3.4 million and $2.3 million for the three months ended June 30, 2017 and 2016, respectively, and $6.5 million and $4.3 million for the six months ended June 30, 2017 and 2016, respectively.

Purchase Commitments

The Company entered into agreements with various vendors in the ordinary course of business.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

9. Commitments and Contingencies  – (continued)

Litigation and Claims

The Company from time to time is subject to lawsuits, investigations and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation and employment matters. In the opinion of management based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

10. Geographic Information

The following table lists revenue for the three and six months ended June 30, 2017 and 2016, net by geographic region:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2017	2016	2017	2016
Revenue:
Americas – U.S.	$106,182	$59,957	$206,042	$111,478
Rest of Americas	13,550	4,028	25,477	6,226
EMEA	31,335	26,044	60,123	50,029
APAC	6,064	797	11,307	797
	$157,131	$90,826	$302,949	$168,530

The following table lists long-lived assets as of June 30, 2017 and December 31, 2016, net by geographic region:

(in thousands)	June 30, 2017	December 31, 2016
Long-lived assets, net
Americas – U.S.	$1,184,110	$1,188,000
Rest of Americas	115,285	115,223
EMEA	336,474	313,373
APAC	30,268	30,880
	$1,666,137	$1,647,476

11. Subsequent Events

Management of the Company evaluates events that have occurred after the balance sheet date of June 30, 2017 through the date which these financial statements were issued.

In connection with the consummation of the merger with Capitol, the Company repaid $294.0 million of its indebtedness under the Second Lien Credit Facility, plus a 1% penalty and accrued interest in July 2017.

On August 4, 2017, the Company entered into a refinancing amendment and incremental facility amendment (the “2017 Amendment”) to the 2016 First Lien Credit Agreement, with Deutsche Bank AG, New York Branch, as administrative agent and collateral agent, and a syndicate of commercial lenders from time to time party thereto. The 2017 Amendment provided for a tranche of refinancing term loans which refinanced the term loans under the 2016 First Lien Credit Agreement in full and provided for additional term loans of $131.2 million. Upon effectiveness of the 2017 Amendment, the 2016 First Lien Credit Agreement consists of: (i) a revolving loan facility, which permits borrowings and letters of credit of up to $75.0 million (the “2017 Revolving Credit Facility”), of which up to $25.0 million may be used or issued as standby and trade letters of credit; (ii) a $960.0 million Dollar-denominated term loan facility (the “2017 First Lien Dollar Term Loan Facility” and (iii) a €250.0 million Euro-denominated term loan facility (the “2017 First Lien Euro Term Loan Facility” and, together with the 2017 First Lien Dollar Term Loan Facility, the “2017 First

Confidential Treatment Requested by Cision Ltd. under Rule 83

Cision Ltd. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

11. Subsequent Events  – (continued)

Lien Term Loan Facility” and collectively with the 2017 Revolving Credit Facility, the “2017 First Lien Credit Facility”). The Company used the proceeds from the 2017 First Lien Term Loan Facility, to repay all amounts then outstanding under the 2016 First Lien Credit Facility, all amounts outstanding under the Second Lien Credit Facility, pay all related fees and expenses, and retained remaining cash for general corporate purposes.

Interest is charged on U.S. dollar borrowings under the 2017 First Lien Credit Facility, at the Company’s option, at a rate based on (1) the adjusted LIBOR (a rate equal to the London interbank offered rate adjusted for statutory reserves) or (2) the alternate base rate (a rate that is highest of the (i) Deutsche Bank AG, New York Branch’s prime lending rate, (ii) the overnight federal funds rate plus 50 basis points or (iii) the one month-adjusted LIBOR plus 1%), in each case, plus an applicable margin. The margin applicable to loans under the 2017 First Lien Dollar Term Loan Facility bearing interest at the alternate base rate is 3.25%; the margin applicable to loans under the 2017 First Lien Dollar Term Loan Facility bearing interest at the adjusted LIBOR is 4.25%, provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. Interest is charged on Euro borrowings under the 2017 First Lien Credit Facility at a rate based on the adjusted EURIBOR (a rate equal to the Euro interbank offered rate adjusted for statutory reserves), plus an applicable margin. The margin applicable to loans under the 2017 First Lien Euro Term Loan Facility bearing interest at the adjusted LIBOR is 4.25%, provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2017 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. The margin applicable to loans under the 2017 Revolving Credit Facility bearing interest at the alternate base rate, the adjusted LIBOR, and the adjusted Euro interbank offered rate bear interest at rates of 3.00%, 4.00%, and 4.00% respectively; provided that each such rate is reduced by 25 basis points if the first lien net leverage ratio of Canyon Companies S.à r.l. and its restricted subsidiaries under the 2016 First Lien Credit Facility is less than or equal to 4.00:1.00 at the end of the most recent fiscal quarter. The maturity dates of the 2017 Revolving Credit Facility and the 2017 First Lien Term Loan Facility are June 16, 2022 and June 16, 2023, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Shareholders
of Capitol Acquisition Corp. III

We have audited the accompanying balance sheets of Capitol Acquisition Corp. III (the “Company”) as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2016 and for the period from July 13, 2015 (inception) through December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Acquisition Corp. III, as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and the period from July 13, 2015 (inception) through December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP
Marcum llp
New York, NY
March 10, 2017

Confidential Treatment Requested by Cision Ltd. under Rule 83

Capitol Acquisition Corp. III

Balance Sheets

	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$95,985	$857,325
Cash and cash equivalents held in trust account, interest income available for taxes	567,469	—
Accrued interest receivable held in trust account	165,126	25,377
Prepaid expenses	30,525	17,800
Total current assets	859,105	900,502
Cash and cash equivalents held in trust account, restricted	325,000,000	325,000,000
Total assets	$325,859,105	$325,900,502
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$188,291	$76,454
Long-term liabilities
Notes payable to related parties	500,000	—
Deferred underwriting fee	11,375,000	11,375,000
Total liabilities	12,063,291	11,451,454
Commitments and Contingencies
Common stock, subject to possible redemption, 30,810,131 and 30,944,905 shares at redemption value at December 31, 2016 and December 31, 2015	308,795,813	309,449,047
Stockholders’ equity:
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.0001 par value; 120,000,000 shares authorized; 9,814,869 and 9,680,095 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively	981	969
Additional paid-in capital	5,768,759	5,115,537
Accumulated deficit	(769,739)	(116,505)
Total stockholders’ equity	5,000,001	5,000,001
Total liabilities and stockholders’ equity	$325,859,105	$325,900,502

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Capitol Acquisition Corp. III

Statements of Operations

	Year ended December 31, 2016	Period from July 13, 2015 (inception) through December 31, 2015
Operating costs	$(1,491,184)	$(141,984)
Loss from operations	(1,491,184)	(141,984)
Other income and expense:
Interest income	837,950	25,479
Net loss	$(653,234)	$(116,505)
Weighted average number of shares outstanding, basic and diluted	9,735,456	9,098,268
Basic and diluted net loss per share	$(0.07)	$(0.01)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Capitol Acquisition Corp. III

Statement of Changes in Stockholders’ Equity
For the Period from July 13, 2015 (Inception) Through December 31, 2016

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Common stock issued to initial stockholders	10,062,500	$1,006	$23,994	$—	$25,000
Contribution of sponsors’ shares for no consideration	(1,437,500)	(143)	143	—	—
Sale of 32,500,000 units, net underwriters’ discount and offering expenses	32,500,000	3,250	306,287,303	—	306,290,553
Proceeds from issuance of sponsors’ warrants, at $1 per warrant	—	—	8,250,000	—	8,250,000
Forfeiture of initial stockholders’ shares pursuant to partial exercise of underwriters’ overallotment	(500,000)	(50)	50	—	—
Shares subject to possible redemption	(30,944,905)	(3,094)	(309,445,953)	—	(309,449,047)
Net loss	—	—	—	(116,505)	(116,505)
Balance, December 31, 2015	9,680,095	969	5,115,537	(116,505)	5,000,001
Shares subject to possible redemption	134,774	12	653,222	—	653,234
Net Loss	—	—	—	(653,234)	(653,234)
Balance, December 31, 2016	9,814,869	$981	$5,768,759	$(769,739)	$5,000,001

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Capitol Acquisition Corp. III

Statements of Cash Flows

	Year Ended December 31, 2016	For the period from July 13, 2015 (inception) through December 31, 2015
Cash Flows from Operating Activities:
Net loss	$(653,234)	$(116,505)
Adjustments to reconcile net loss to net cash used in operating activities:
Cash held in trust account, interest income available for taxes	(691,951)	—
Accrued interest income	(139,749)	(25,377)
Changes in operational assets and liabilities:
Prepaid expenses	(12,725)	(17,800)
Accounts payable and accrued expenses	111,837	76,454
Net cash used in operating activities	(1,385,822)	(83,228)
Cash Flows from Investing Activities:
Proceeds released from Trust	124,482	—
Cash held in Trust Activity	—	(325,000,000)
Net cash provided (used in) investment activities	124,482	(325,000,000)
Cash Flows from Financing Activities:
Proceeds from notes payable to related parties	500,000	280,000
Repayments of notes payable to related parties	—	(280,000)
Proceeds from issuance of common stock to initial stockholders	—	25,000
Proceeds from sale of Units, net underwriter commissions paid	—	317,665,553
Proceeds from issuance of Sponsors’ warrants	—	8,250,000
Net cash provided by financing activities	500,000	325,940,553
Net (Decrease) Increase in cash and cash equivalents	(761,340)	857,325
Cash and cash equivalents, beginning of period	857,325	—
Cash and cash equivalents, end of period	$95,985	$857,325
Supplemental disclosure of non-cash investing and financing activities:
Initial value of common stock subject to redemption	$—	$309,564,545
Change in value of common stock subject to redemption	$(653,234)	$(115,498)
Deferred underwriter fee	$—	$11,375,000

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Liquidity

Capitol Acquisition Corp. III (the “Company”) was incorporated in Delaware on July 13, 2015 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”).

All activity through December 31, 2016 relates to the Company’s formation, initial public offering (“Offering”) and identifying and investigating prospective target businesses with which to consummate a Business Combination.

The registration statement for the Offering was declared effective on October 13, 2015. The Company consummated the Offering of 32,500,000 units on October 19, 2015, including the exercise of the over-allotment option to the extent of 2,500,000 units, generating gross proceeds of $325,000,000 and net proceeds of $317,665,553 after deducting $7,334,447 of transaction costs (up to an additional $11,375,000 of deferred underwriting expenses may be paid upon the completion of a Business Combination). The units sold pursuant to the Offering (“Units”) were sold at an offering price of $10.00 per Unit. In addition, the Company generated gross and net proceeds of $8,250,000 from the private placement (the “Private Placement”) of 8,250,000 warrants (“Founders’ Warrants”) at a price of $1.00 per warrant to Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder LLC (collectively, the “Sponsors”), entities affiliated with the Company’s executive officers, and the Company’s directors.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of our Offering and the Founders’ Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to effect a Business Combination successfully.

Upon the closing of the Offering, $325,000,000 ($10.00 per Unit sold in the Offering), including the proceeds of the private placement of the Founders’ Warrants was placed in a trust account (“Trust Account”) and may be invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act until the earlier of (i) the consummation of the Company’s first Business Combination and (ii) the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s executive officers have agreed that they will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations should they arise.

The Company, after signing a definitive agreement for a Business Combination with a target business, is required to seek shareholder approval of such Business Combination at a meeting called for such purpose at which shareholders may seek to convert their shares into their pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. Notwithstanding the foregoing, a public stockholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking conversion rights with respect to 20% or more of the shares of common stock sold in the Offering without the Company’s prior written consent. The Company will proceed with a Business Combination only if it has net tangible assets of at least $5 million upon consummation of the Business Combination and a majority of the outstanding shares of common stock of the Company voted are voted in favor of the Business Combination. In connection with any shareholder vote required to approve any Business

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Liquidity  – (continued)

Combination, the Sponsors and any other initial shareholders of the Company (collectively, the “Initial Stockholders”) have agreed (i) to vote any of their respective shares in favor of the initial Business Combination and (ii) not to convert any of their respective shares.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation, if the Company is unable to complete its initial Business Combination by October 19, 2017, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining holders of common stock and the Company’s board of directors, dissolve and liquidate. If the Company is unable to consummate an initial Business Combination and is forced to redeem 100% of the outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not released to the Company to pay any of its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses).

If the Company is unable to complete its initial business combination, the per-share conversion price for common stock would be $10.00, without taking into account any interest, if any, earned on the trust account. The proceeds deposited in the Trust Account could, however, become subject to claims of the Company’s creditors that are in preference to the claims of the Company’s stockholders. In addition, if the Company is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the Company’s common stockholders. Therefore, the actual per-share redemption price may be less than $10.00.

The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and will remain such for up to five years. However, if the Company’s non-convertible debt issued within a three-year period or the Company’s total revenues exceed $1 billion or the market value of the Company’s shares of common stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, the Company would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, the Company has elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards.

The Company has experienced recurring net operating losses as well as negative cash flows from operations. The Company’s main source of liquidity was from the Offering and the Private Placement proceeds, from which amounts have been used to fund the search for a prospective target business. On August 11, 2016, August 12, 2016 and August 15, 2016, the Company’s officers and directors (or their affiliates) loaned the Company an aggregate of $500,000. The Company currently has a cash position of approximately $96,000. The Company also received new commitments (which commitments replaced and superseded certain prior commitments) from its Chief Executive Officer, Mark D. Ein, its President and Chief Financial Officer, L. Dyson Dryden, and its independent board members, Lawrence Calcano, Richard C. Donaldson and Piyush Sodha, to provide additional loans to the Company of up to $767,000 in the aggregate. On February 7, 2017, our officers and directors (or their affiliates) loaned us an aggregate of $450,000. The August 2016 loans and the February 2017 loans, as well as any future ones that may be made by the Company’s officers and directors (or their affiliates), are, and will be, evidenced by notes and would either be repaid upon the consummation of a Business Combination or up to $1,500,000 of the notes may be converted into warrants. Based on the foregoing, the Company believes it has sufficient cash to meet its needs for the next twelve months.

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash deposits with major financial institutions.

Cash and cash equivalents held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Initial Public Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. As of December 31, 2016 and December 31, 2015, cash and cash equivalents (restricted) held in the Trust Account consisted of $325,000,000 in United States Treasury securities with an original maturity of three months or less. Cash and cash equivalents held in trust available for taxes consisted of $567,469 at December 31, 2016.

Fair value of financial instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Offering Costs

Offering costs consist principally of legal, accounting and underwriting costs incurred through the balance sheet date that are directly related to the Offering. Offering costs approximately to $18.7 million were charged to stockholder’s equity upon completion of the Offering.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible conversion in accordance with the guidance enumerated in ASC 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory conversion is classified as a liability instrument and is measured at fair value. Conditionally convertible common stock (including common stock that features cash conversion rights that are either within the control of the holder or subject to cash conversion upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain cash conversion rights that are considered by the Company to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2016 and December 31, 2015, the common stock subject to possible conversion is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture (Note 5). Common

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies  – (continued)

stock subject to possible redemption has been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants to purchase shares of common stock in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted loss per common share is the same as basic loss per common share for the period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim period disclosure and transition. The Company is required to file income tax returns in the United States (federal) and in various state and local jurisdictions. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on July 13, 2015, the evaluation was performed for the 2015 tax year. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the year ended December 31, 2016 or the period ended December 31, 2015. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Company has adopted the methodologies prescribed by ASU 2014-15. The adoption of ASU 2014-15 had no material effect on the Company’s financial position or results of operations.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies  – (continued)

Subsequent Events

Management of the Company evaluates events that have occurred after the balance sheet date of December 31, 2016 through the date which these financial statements were issued. Based upon the review, management noted that on February 7, 2017, the Company issued notes payable to its officers and directors (or their affiliates) which totaled $450,000. These notes do not bear interest, and are repayable upon the consummation of the Company’s initial merger, capital stock exchange, asset acquisition, or other similar business combination. Upon consummation of a business combination, the note holders have the option to convert up to $1,500,000 of aggregate principal balances into warrants at a price of $1.00 per warrant. The terms of these warrants will be identical to those of the founders’ warrants.

On January 3, 2017, we received a notice from NASDAQ stating that we failed to hold an annual meeting of stockholders within 12 months after our fiscal year ended December 31, 2015, as required by NASDAQ Listing Rules 5620(a) and 5810(c)(2)(G). We submitted a plan to regain compliance pursuant to the procedures set forth in the NASDAQ Listing Rules on February 16, 2017. On March 2, 2017, NASDAQ approved our plan and indicated that we now have until June 29, 2017 to regain compliance with the aforementioned rules by holding an annual meeting of shareholders by such date. We intend to hold an annual meeting in connection with any proposed business combination we submit to stockholders for approval. Failure to hold an annual meeting by such date could result in the delisting of our securities from NASDAQ.

Other than the matter noted in the preceding two paragraphs, management did not identify any recognized or non-recognized subsequent events that would have required further adjustment or disclosure in the financial statements.

Note 3 — Initial Public Offering and Founders’ Warrants

In connection with the Offering, on October 19, 2015, the Company sold 32,500,000 Units at $10.00 per Unit (including 2,500,000 Units subject to the underwriters’ over-allotment option. Each unit consists of one share of common stock in the Company and one half of one Warrant of the Company (“Warrants”). Each whole Warrant entitles the holder to purchase one share of common stock at a price of $11.50 commencing on the later of 30 days after the Company’s completion of a Business Combination or October 19, 2016 and expiring five years from the completion of a Business Combination. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice, only in the event that the last sale price of the shares of common stock is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require all holders that wish to exercise their Warrants to do so on a “cashless basis.” No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Warrants is not effective within 90 days following the consummation of an initial Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will have no obligation under any circumstances to net cash settle any Warrants.

Simultaneously with the consummation of the Offering, the Company consummated the Private Placement of 8,250,000 Founders’ Warrants at a price of $1.00 per warrant to the Sponsors. The Founders’ Warrants are

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 3 — Initial Public Offering and Founders’ Warrants  – (continued)

identical to the Warrants included in the Units sold in the Offering (including that the Company will have no obligation under any circumstances to net cash settle any Founders’s Warrants) except that the Founders’ Warrants: (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, as described in the registration statement relating to the Offering, so long as they are held by the initial purchasers or any of their permitted transferees. Additionally, the purchasers have agreed not to transfer, assign or sell any of the Founders’ Warrants, including the common stock issuable upon exercise of the Founders’ Warrants (except to certain permitted transferees), until 30 days after the completion of the Company’s initial Business Combination.

At December 31, 2016 and December 31, 2015, there were 24,500,000 Warrants outstanding, which include 8,250,000 Founders’ Warrants.

Note 4 — Related Parties

During August 2016, the Company issued notes payable to certain shareholders which totaled $500,000. These notes do not bear interest, and are repayable upon the consummation of the Company’s initial merger, capital stock exchange, asset acquisition, or other similar business combination. Upon consummation of a business combination, the note holders have the option to convert their principal balances into warrants at a price of $1.00 per warrant. The terms of these warrants will be identical to those of the founders’ warrants.

The Company issued a $200,000 principal amount unsecured promissory note to an affiliate of the Company’s chief executive officer on July 13, 2015. The note was non-interest bearing and payable on the earlier to occur of (i) August 1, 2016, (ii) the consummation of the Offering or (iii) the abandonment of the Offering. The note was repaid in full on the closing of the Offering, along with other short-term advances of $80,000.

The Company presently occupies office space provided by two affiliates of the Company’s executive officers. Such affiliates have agreed that, until the Company consummates a Business Combination, they will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company will pay such affiliates an aggregate of $10,000 per month for such services.

The Initial Stockholders and the holders of the Founders’ Warrants (or underlying shares of common stock) will be entitled to registration rights with respect to their initial shares and the Founders’ Warrants (or underlying shares of common stock) pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of the initial shares are entitled to demand that the Company register these shares at any time commencing three months prior to the first anniversary of the consummation of a Business Combination. The holders of the Founders’ Warrants (or underlying shares of common stock) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Stockholders and holders of the Founders’ Warrants (or underlying shares of common stock) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

Note 5 — Commitments and Contingencies

On October 13, 2015, the Company entered into an agreement with the underwriters of the Offering (“Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 2.0% of the gross proceeds of the Offering as an underwriting discount. The Company also agreed to pay the underwriters in the Offering a deferred underwriting discount of 3.5% of the gross proceeds of the Offering (“Deferred Commissions”) which was placed in the Trust Account and is only payable upon completion of a Business Combination.

The Company entered into three consulting arrangements for services to help identify and introduce the Company to potential targets and provide assistance with due diligence, deal structuring, documentation and

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 5 — Commitments and Contingencies  – (continued)

obtaining stockholder approval for a business combination. These agreements provide for an aggregate annual fee of $550,000 and success fee of $1,125,000 upon the consummation of a business combination.

Note 6 — Stockholder Equity

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors.

As of December 31, 2016 and December 31, 2015, there are no shares of preferred stock issued or outstanding.

Common Stock

The Company is authorized to issue 120,000,000 shares of common stock with a par value of $0.0001 per share.

In connection with the organization of the Company, on July 13, 2015, a total of 10,062,500 shares of the Company’s common stock were sold to the Sponsors at a price of approximately $0.0025 per share for an aggregate of $25,000. On October 13, 2015, the Sponsors contributed back to the Company’s capital, for no additional consideration, an aggregate of 1,437,500 shares, leaving an aggregate of 8,625,000 shares outstanding. This number included an aggregate of 1,125,000 shares that were subject to forfeiture if the over-allotment option was not exercised in full by the underwriters. An aggregate of 500,000 shares were forfeited based on the amount of Units sold in the Offering pursuant to the over-allotment option.

On closing of the Offering, the shares were placed into an escrow account and will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of an initial Business Combination or earlier if, subsequent to an initial Business Combination, (i) the last sales price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (ii) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

As of December 31, 2016 and December 31, 2015, 9,814,869 and 9,680,095 shares of common stock, respectively, were issued and outstanding, which excludes 30,810,131 and 30,944,905 shares subject to possible redemption, respectively.

Note 7 — Income Taxes

For the year ended December 31, 2016 and the period from July 13, 2015 (inception) through December 31, 2015 there are no provisions for income taxes or corporate taxes payable due to the net operating losses incurred in each year.

Deferred income tax assets of $260,000 (2016) and $40,000 (2015) are primarily comprised of net operating loss carryforwards. The deferred tax benefits recorded in each year of $220,000 (2016) and $40,000 (2015) were offset by corresponding equal amounts of changes in the valuation allowance.

Deferred income taxes, if applicable, are provided for the differences between the basis of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has approximately $766,000 in net operating losses that expire through 2036 and if realized would have a tax benefit approximately $260,000. The Company has recorded a full valuation allowance against this deferred tax benefit since the

Confidential Treatment Requested by Cision Ltd. under Rule 83

CAPITOL ACQUISITION CORP. III

NOTES TO FINANCIAL STATEMENTS

Note 7 — Income Taxes  – (continued)

Company believes it is more likely than not to that the Company will not utilize the losses in the future, and accordingly it has not been recorded as a deferred tax asset.

A reconciliation of the provision for income taxes with the amounts computed by applying the statutory Federal income tax rate to income from continuing operations before provision for income taxes is as follows:

	Year Ended December 31, 2016	Period from July 13, 2015 (inception) through December 31, 2015
Tax provision at statutory rate	(34)%	(34)%
State and local taxes (net of federal tax benefit)	—	—
Effect of valuation allowance on deferred tax asset	34%	34%
Effective tax rate	0%	0%

Note 8 — Summarized Quarterly Data (unaudited)

Following is a summary of the quarterly results of operations for the year ended December 31, 2016.

	For the three months ended March 31, 2016	For the three months ended June 30, 2016	For the three months ended September 30, 2016	For the three months ended December 31, 2016
Operating costs	$(477,521)	$(319,989)	$(366,322)	$(327,352)
Loss from operations	$(477,521)	$(319,989)	$(366,322)	$(327,352)
Interest income	$132,167	$225,337	$218,239	$262,207
Net loss	$(345,354)	$(94,652)	$(148,083)	$(65,145)
Weighted average number of common shares outstanding, excluding shares subjected to possible conversions-basic and diluted	9,680,095	9,729,607	9,748,052	9,783,543
Basic and diluted net income (loss) per Share	$(0.04)	$(0.01)	$(0.02)	$(0.01)

Following is a summary of the quarterly results of operations for the period from July 13, 2015 (inception) through ended December 31, 2015.

	Period from July 13, 2015 (inception) through September 30, 2015	For the three months ended December 31, 2015
Formation and operating costs	$(983)	$(141,001)
Loss from operations	(983)	(141,001)
Interest income	—	25,479
Net loss	$(983)	$(115,522)
Weighted average number of common shares outstanding, excluding shares subjected to possible conversions-basic and diluted	8,750,000	8,433,123
Basic and diluted net income (loss) per Share	$—	$(0.01)

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Condensed Consolidated Balance Sheets
As of March 31, 2017 and December 31, 2016
(in thousands, except per share and share amounts)
(Unaudited)

	March 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$41,330	$35,135
Restricted cash	628	627
Accounts receivable, net	89,439	87,605
Prepaid expenses and other current assets	17,031	16,225
Total current assets	148,428	139,592
Property and equipment, net	50,510	47,947
Other intangible assets, net	519,063	511,210
Goodwill	1,088,073	1,079,518
Other assets	8,941	8,801
Total assets	$1,815,015	$1,787,068
Liabilities, Mandatorily Redeemable Equity and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$11,414	$11,171
Due to Parent, Convertible Preferred Equity	444,178	443,102
Due to Parent, other	7,000	—
Accounts payable	8,223	8,723
Accrued compensation and benefits	19,316	26,109
Other accrued expenses	61,821	54,862
Current portion of deferred revenue	129,840	119,600
Total current liabilities	681,792	663,567
Long-term debt, net of current portion	1,413,879	1,383,877
Deferred revenue, net of current portion	1,840	961
Deferred tax liability	75,351	83,209
Other liabilities	17,337	14,507
Total liabilities	2,190,199	2,146,121
Series A-1 and Series C-2 mandatorily redeemable stockholders' equity, 5,498,688 shares authorized, issued and outstanding at March 31, 2017 and December 31, 2016, aggregate liquidation value $714 at March 31, 2017	714	701
Commitments and contingencies (Note 9)
Stockholders' equity (deficit):
Class V, Class B-1 and Class C-1 shares, par value $0.001, 26,088,309 shares authorized, issued and outstanding at March 31, 2017 and December 31, 2016	22	22
Additional paid-in capital	12,384	11,429
Accumulated other comprehensive loss	(68,008)	(73,902)
Accumulated deficit	(320,296)	(297,303)
Total stockholders' deficit	(375,898)	(359,754)
Total liabilities, mandatorily redeemable stock and stockholders' deficit	$1,815,015	$1,787,068

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Condensed Consolidated Statements of Net Loss and Total Comprehensive Loss
Three Months Ended March 31, 2017 and March 31, 2016
(In thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2017	2016
Revenue	$145,818	$77,704
Cost of revenue	45,066	28,537
Gross profit	100,752	49,167
Operating costs and expenses
Sales and marketing	27,290	16,536
Research and development	5,452	3,536
General and administrative	40,232	18,344
Amortization of intangible assets	21,011	11,555
Total operating costs and expenses	93,985	49,971
Operating income (loss)	6,767	(804)
Non operating income (losses)
Foreign exchange gains (losses)	(1,948)	2,097
Interest and other income, net	2,049	33
Interest expense	(36,915)	(15,382)
Total non operating loss	(36,814)	(13,252)
Loss before income taxes	(30,047)	(14,056)
Provision for (benefit from) income taxes	(7,054)	90
Net loss	$(22,993)	$(14,146)
Other comprehensive income (loss) – foreign currency translation adjustments	5,894	(9,959)
Total comprehensive loss	$(17,099)	$(24,105)
Net loss per share – basic and diluted attributable to:
Class B-1 shares	$(3,318.17)	$(1,910.41)
Class C-1 shares	$(0.82)	$(0.94)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Condensed Consolidated Statements of Cash Flows
Three Months Ended March 31, 2017 and March 31, 2016
(In thousands)
(Unaudited)

	Three months ended March 31,
	2017	2016
Cash flows from operating activities
Net loss	$(22,993)	$(14,146)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	32,592	22,023
Noncash interest charges and amortization of debt discount and deferred financing costs	6,074	2,580
Noncash yield on Convertible Preferred Equity Certificates	1,075	651
Equity-based compensation expense	993	1,313
Provision for doubtful accounts	368	221
Deferred income taxes	(7,858)	(1,894)
Unrealized currency translation (gains) losses	1,775	(2,150)
Gain on sale of business	(1,785)	—
Other	(164)	—
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	1,637	5,448
Prepaid expenses and other current assets	423	(2,188)
Other assets	64	279
Accounts payable	(625)	378
Accrued compensation and benefits	(8,597)	176
Other accrued expenses	1,932	1,747
Deferred revenue	9,656	318
Other liabilities	(1,729)	(574)
Net cash provided by operating activities	12,838	14,182
Cash flows from investing activities
Purchases of property and equipment	(3,512)	(325)
Software development costs	(4,074)	(2,901)
Acquisitions of business, net of cash acquired of $11,457	(49,081)	—
Proceeds from disposal of business	23,675	1
Change in restricted cash	(1)	(18)
Net cash used in investing activities	(32,993)	(3,243)
Cash flows from financing activities
Proceeds from term loan facility, net of debt discount of $1,108	28,892	—
Repayments of term loan facility	(2,825)	(1,262)
Payments on capital lease obligations	(58)	(71)
Net cash provided by (used in) financing activities	26,009	(1,333)
Effect of exchange rate changes on cash and cash equivalents	341	122
Increase in cash and cash equivalents	6,195	9,728
Cash and cash equivalents
Beginning of period	35,135	30,606
End of period	$41,330	$40,334
Supplemental disclosure of cash flows information
Cash paid during the period for
Interest	$29,954	$11,962
Income taxes	1,494	1,776

The accompanying notes are an integral part of these condensed consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

1. Business Description, Organization and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting and include the accounts of Canyon Holdings S.a.r.l. and its Subsidiaries. Canyon Holdings S.a.r.l. is a majority owned subsidiary of Canyon Holdings Cayman LP (“Parent”), an entity domiciled in the Cayman Islands. The Company’s Parent has no independent operating activity. Intercompany accounts and transactions have been eliminated in these condensed consolidated financial statements.

Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted. As such, the information herein should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s consolidated financial statements for the fiscal year ended December 31, 2016. The condensed consolidated balance sheet as of December 31, 2016 included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by GAAP. The accompanying condensed consolidated financial statements reflect all normal recurring adjustments necessary to state fairly the financial position, results of operations, and cash flows for the three month periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2017.

There have been no changes to the Company’s significant accounting policies described in the consolidated financial statements for the year ended December 31, 2016 that have had a material impact on the condensed consolidated financial statements and related notes for the three months ended March 31, 2017.

Canyon Holdings S.a.r.l., a Luxembourg company, and its Subsidiaries (collectively, the “Company”) is a leading provider of cloud-based software, media intelligence and distribution services, and other related professional services to the marketing and public relations industry. Communications professionals use the Company’s products and services to identify and connect with media influencers, manage industry relationships, create and distribute content, monitor media coverage, perform advanced analytics and measure the effectiveness of their campaigns. The Company has primary offices in Chicago, Illinois, Beltsville, Maryland, New York, New York, Cleveland, Ohio, and Albuquerque, New Mexico with additional offices in the U.S., as well as China, Finland, France, Hong Kong, Germany, India, Indonesia, Malaysia, Norway, Portugal, Sweden, Taiwan and the United Kingdom.

On March 19, 2017, the Company entered into a definitive agreement with Capitol Acquisition Corp. III (NASDAQ: CLAC; “Capitol”), a public investment vehicle, whereby the parties have agreed to merge, resulting in the Company becoming a publicly listed company. Under the terms of the proposed transaction, the combination will be effected through a “contribution and exchange” pursuant to which the Company will be contributed to a wholly owned subsidiary of Capitol (“Holdings”) that will become a publicly traded entity following a subsequent merger of a subsidiary of Holdings into Capitol.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts, software development costs, useful lives of property, equipment and internal use software, intangible assets and goodwill, contingent liabilities, and fair value of equity-based awards and income taxes. The Company bases its estimates on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Cash, Cash Equivalents, Investments and Fair Value Measurements

At March 31, 2017 and December 31, 2016, the Company did not carry any investments with original maturity dates of longer than three months. Other than long term debt and Convertible Preferred Equity Certificates due to Parent, the Company had no financial assets or liabilities that were other than Level 1 at March 31, 2017 and December 31, 2016.

Recent Accounting Pronouncements

As long as the Company remains an Emerging Growth Company, the Company plans to adopt new accounting standards using the effective dates available for non public entities.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning in the Company’s fiscal year 2019 The Company is still evaluating the impact of this accounting standard update.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Intangibles-Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for the Company’s fiscal year 2022, and interim periods within that year in the event a goodwill impairment test is performed based on a triggering event prior to our October 1 annual impairment test. The Company is still evaluating the impact of this accounting standard update on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, including the presentation of debt prepayment or debt extinguishment costs as cash outflows for financing activities on the statement of cash flow. The standard was to become effective in the first quarter of fiscal year 2019, however the Company elected to early adopt ASU 2016-15 on a retrospective basis on July 1, 2017; this resulted in no change to the Company’s condensed consolidated statements of cash flows for the three months ended March 31, 2017 and March 31, 2016.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for the Company’s fiscal year 2020 and interim periods within 2021, early adoption is permitted. The Company is still evaluating the impact of this accounting standard update on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 is effective for the Company’s fiscal year 2019 and interim periods within 2020. The standard

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company is still evaluating the impact that this standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for the Company’s fiscal year 2018. The Company is still evaluating the impact that this standard will have on its consolidated financial statements.

3. Business Combinations and Dispositions

Sale of Vintage Net Assets

On March 10, 2017, the Company sold substantially all of the assets of its Vintage corporate filings business for approximately $26.6 million and received approximately $23.7 million in cash after escrow and expenses. The transaction resulted in a gain of approximately $1.8 million which has been recorded as other income in the condensed consolidated statements of net loss and total comprehensive loss. The Company has continuing obligations to provide the purchaser with certain transition services through July 2017.

Purchase of Bulletin Intelligence

On March 27, 2017, the Company acquired all of the membership interests of Bulletin Intelligence, LLC, Bulletin News Network, LLC, and Bulletin News Investment, LLC (collectively, “Bulletin Intelligence”). The Company acquired Bulletin Intelligence to expand the Company’s ability to deliver actionable intelligence to senior leadership teams. During the three months ended March 31, 2017, the Company incurred acquisition-related transaction costs of $1.0 million, which are included in general and administrative expense in the condensed consolidated statements of net loss and total comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results are included in the accompanying condensed consolidated financial statements from March 27, 2017.

The purchase price was $71.8 million and consisted of $60.5 million in cash and the issuance of $7.0 million of Class A Units of the Parent to the seller which have a fair value of $5.2 million and contingent consideration valued at $6.1 million. The fair value of the contingent consideration was determined using a Monte Carlo simulation which utilized management's projections of Bulletin Intelligence revenues over the earn-out period, and is considered a Level 3 measurement. Changes in fair value subsequent to the acquisition date will be recognized in earnings each reporting period until the arrangement is settled. The Company is required to pay contingent consideration that can be earned during the years ending December 31, 2017 and December 31, 2018 for each year dependent on the achievement of financial targets as defined by the agreement with no cap. The Company simultaneously entered into a loan agreement with the Parent and recorded a payable to the Parent of $7.0 million in the consolidated balance sheet. The $1.8 million difference between the fair value of the Class A Units and the amount due to Parent has been recorded as interest expense.

The purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on fair values as of the acquisition date.

The following table summarizes the preliminary allocation of the purchase price based on currently available information by the Company to the fair value of the assets and liabilities of Bulletin Intelligence acquired on March 27, 2017. The amounts related to intangible assets shown below are preliminary and subject to adjustment as additional information is obtained about the facts and circumstances that existed at the date of acquisition. The Company expects to complete the purchase price allocation, including the finalization of useful lives and future amortization, during the three months ended June 30, 2017

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

3. Business Combinations and Dispositions  – (continued)

(in thousands)
Cash and cash equivalents	$11,457
Accounts receivable, net	5,232
Prepaid and other current assets	216
Property, equipment and software, net	704
Trademark	1,070
Customer relationships	28,870
Purchased technology	9,510
Goodwill	19,520
Total assets acquired	76,579
Accounts payable and accrued liabilities	(3,481)
Deferred revenue	(1,271)
Total liabilities assumed	(4,752)
Net assets acquired	$71,827

Goodwill will be deductible for tax purposes.

The preliminary purchase price is subject to customary post closing adjustments.

The excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is attributable primarily to synergies expected from the expanded technology and service capabilities from the integrated business as well as the value of the assembled workforce in accordance with generally accepted accounting principles.

As this acquisition was not material to the Company results, no unaudited pro forma financial information has been included in these footnotes.

4. Goodwill and Intangibles

Goodwill consisted of the following at March 31, 2017 and December 31, 2016:

(in thousands)	2017
Balance as of December 31, 2016	$1,079,518
Disposal of Vintage	(14,662)
Acquisition of Bulletin Intelligence	19,520
Effects of foreign currency	3,697
Balance as of March 31, 2017	$1,088,073

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

4. Goodwill and Intangibles  – (continued)

Intangibles consisted of the following at March 31, 2017 and December 31, 2016:

	March 31, 2017
(in thousands)	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
Trade name	$369,295	$(8,036)	$(41,778)	$319,481
Customer relationships	292,255	(18,789)	(129,606)	143,860
Developed technology	129,517	(7,011)	(66,784)	55,722
Balances as of March 31, 2017	$791,067	$(33,836)	$(238,168)	$519,063

	December 31, 2016
(in thousands)	Gross Carrying Amount	Foreign Currency Translation	Accumulated Amortization	Net Carrying Amount
Trade name	$369,345	$(9,877)	$(30,551)	$328,917
Customer relationships	270,495	(29,898)	(110,094)	130,503
Developed technology	120,007	(12,213)	(56,004)	51,790
Balances as of December 31, 2016	$759,847	$(51,988)	$(196,649)	$511,210

5. Debt and Convertible Preferred Equity Certificates

Debt consisted of the following at March 31, 2017 and December 31, 2016:

	March 31, 2017
(in thousands)	Short Term	Long Term	Total
2016 First Lien Term Loan	$11,300	$1,110,375	$1,121,675
2016 Second Lien Term Loan	—	370,000	370,000
Revolving line of credit	—	33,475	33,475
Unamortized debt discount and issuance costs	—	(99,971)	(99,971)
Total credit facilities	11,300	1,413,879	1,425,179
Capital lease obligations	114	—	114
Balances at March 31, 2017	$11,414	$1,413,879	$1,425,293

	December 31, 2016
(in thousands)	Short Term	Long Term	Total
2016 First Lien Term Loan	$11,000	$1,083,500	$1,094,500
2016 Second Lien Term Loan	—	370,000	370,000
Revolving line of credit	—	33,475	33,475
Unamortized debt discount and issuance costs	—	(103,098)	(103,098)
Total credit facilities	11,000	1,383,877	1,394,877
Capital lease obligations	171	—	171
Balances at December 31, 2016	$11,171	$1,383,877	$1,395,048

The 2016 First Lien Credit Agreement

In June 2016, in connection with the PR Newswire acquisition, the Company entered into a $1,175.0 million credit agreement (the “2016 First Lien Credit Agreement”) with a syndicate of commercial lenders. The 2016 First Lien Credit Agreement consists of a revolving line of credit, which permits borrowings and issuances of letters of credit of up to $75.0 million (the “2016 Revolving Credit Facility”), a $1,100.0 million term loan facility (the 2016 First Lien Term Loan). The 2016 First Lien Term Loan matures on June 16, 2023 and the 2016 Revolving Credit Facility matures on June 16, 2021.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

5. Debt and Convertible Preferred Equity Certificates  – (continued)

As of March 31, 2017, and December 31, 2016, the Company had $33.5 million in borrowings outstanding on the 2016 Revolving Credit Facility. The Company had $1.3 million and $1.1 million in outstanding letters of credit under the 2016 Revolving Credit Facility at March 31, 2017 and December 31, 2016, respectively.

On March 17, 2017, the Company incurred incremental borrowings under the 2016 First Lien Term Loan of $30.0 million in connection with the Bulletin Intelligence acquisition.

Interest is charged on borrowings under the 2016 First Lien Credit Agreement, at the Company’s option, at a rate based on 1) the greater of 1% or the British Bankers Association LIBOR Rate in dollars or 2) a rate that is the highest of the prime lending rate, the federal funds rate plus 50 basis points, the one month LIBOR rate plus 1% or 2%, in each case plus an applicable margin. As of March 31, 2017, and December 31, 2016 under the 2016 First Lien Credit Agreement the applicable interest rate was 7.1%, and 7.0% respectively. Beginning on September 30, 2016 quarterly principal payments of $2.8 million are required on the 2016 First Lien Term Loan.

The obligations under the 2016 First Lien Credit Agreement are secured by substantially all of the assets of the Company. The 2016 First Lien Credit Agreement contains certain restrictive covenants including, among others, requirements of the Company’s net leverage ratio exceeding certain ratios quarterly related to operating results and net leverage. The net leverage ratio is determined by the ratio of total indebtedness to EBITDA adjusted by acquisition related costs and expenses. The Company was in compliance with these covenants as of March 31, 2017.

The Company incurred approximately $81.9 million in financing costs in connection with the 2016 First Lien Credit Agreement, which were offset against the debt. All financing costs are being amortized to interest expense over the term of the 2016 First Lien Credit Agreement.

2016 Second Lien Credit Agreement

In June 2016, in connection with the PR Newswire acquisition, the Company entered into a $370.0 million credit agreement (the “2016 Second Lien Credit Agreement”) with a syndicate of commercial lenders. The 2016 Second Lien Credit Agreement matures on January 16, 2024.

In connection with the Vocus acquisition in 2014, the Company entered into a $115.0 million Second Lien Credit Agreement (the “2014 Second Lien Credit Agreement”). The 2014 Second Lien Credit Agreement had two draw down dates. The initial borrowing occurred at the Vocus acquisition during May 2014 for $75.0 million (“Second Lien Initial Borrowing”) and the second draw down occurred in October 2014 for $40.0 million (“Second Lien Delayed Draw Borrowing”).

In connection with the Gorkana acquisition in 2014, the 2014 Second Lien Credit Agreement was amended to increase borrowing capacity for the 2014 Second Lien Credit Agreement by $65.0 million for a total capacity of the 2014 Second Lien Term Loan of $180.0 million. The incremental borrowing occurred in October 2014.

The 2014 Second Lien Credit Agreement was repaid upon execution of the 2016 Second Lien Credit Agreement.

Interest is charged on borrowings under the 2016 Second Lien Credit Agreement, at the Company’s option, at a rate based on 1) the greater of 1% or the British Bankers Association LIBOR Rate in dollars or 2) a rate that is the highest of the prime lending rate, the federal funds rate plus 50 basis points, the one month LIBOR rate plus 1% or 2%, in each case plus an applicable margin. As of March 31, 2017 and December 31, 2016 under the 2016 Second Lien Credit Agreement, the applicable interest rate was 10.5%.

The obligations under the 2016 Second Lien Credit Agreement are secured by substantially all of the assets of the Company. The 2016 Second Lien Credit Agreement contains certain restrictive covenants including, among others, requirements of the Company’s net leverage ratio exceeding certain ratios quarterly related to operating results and net leverage. The net leverage ratio is determined by the ratio of total indebtedness to EBITDA adjusted by acquisition related costs and expenses. The Company was in compliance with these covenants as of March 31, 2017.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

5. Debt and Convertible Preferred Equity Certificates  – (continued)

The Company incurred approximately $24.0 million in financing costs in connection with the 2016 Second Lien Credit Agreement, which were offset against the debt. All financing costs are being amortized to interest expense over the term of the 2016 Second Lien Credit Agreement.

The fair value of the Company’s First Lien Term Loan at March 31, 2017 and December 31, 2016 was $1,126 million and $1,082 million, respectively and the fair value of the Company’s Second Lien Term Loan at March 31, 2017 and December 31, 2016 was $359.9 million and $364.9 million, respectively. The fair value of the Company’s First and Second Lien debt was considered Level 2 in the fair value hierarchy.

Future Minimum Principal Payments

Future minimum principal payments of debt, excluding CPECs, as of March 31, 2017 are as follows:

(in thousands)
Remainder of 2017	$8,589
2018	11,300
2019	11,300
2020	11,300
2021	11,300
Thereafter	1,471,475
$1,525,264

6. Stockholders’ Equity and Equity Based Compensation

There have been no changes in the number, classes or rights of the Company’s outstanding stockholders’ equity in the three months ended March 31, 2017.

The membership interests of the Company’s Parent, Canyon Holdings Cayman LP are denominated in units (the “Units”) of which there are three classes: Class A Units, Class B Units and Class C Units.

Pursuant to the terms of the Parent’s limited partnership agreement, holders of Class C Units generally participate only in liquidating distributions by the Parent, and then, only to the extent vested. The Class C Unit grants are subject to the terms of the respective agreements with the executives, but generally vest 6.25% per quarter following the date of grant contingent on the individual continuing to provide services to the Company. Unvested awards immediately vest upon a change in control of the Parent. Compensation expense related to these awards is measured based on the value of the unit on the date of grant.

The following table summarizes the Parent’s Class C Unit awards for the three months ended March 31, 2017. As of March 31, 2017, there were 1,797,582 Class C Units available for future grant.

	Units Outstanding	Weighted- Average Remaining Vesting Term (Years)	Weighted Average Participation Threshold ($)
Outstanding units at December 31, 2016	12,239,495	2.4	$2.48
Class C Units granted during 2017
No Participating Threshold	—	—
$3.09 Participating Threshold	—	—
$4.25 Participating Threshold	65,000	—
Total Class C Units granted during 2017	65,000	—	$4.25
Class C Units forfeited/repurchased during 2017	(863,350)		$4.32
Outstanding units at March 31, 2017	11,441,145	2.2	$2.35

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

6. Stockholders’ Equity and Equity Based Compensation  – (continued)

The Company recognized equity-based compensation costs of $1.0 million and $1.3 million relating to Class C Unit awards for the three months ended March 31, 2017 and 2016, respectively. The total fair value of the Class C Units vested during the three months ended March 2017 was approximately $14.0 million. As of March 31, 2017, $7.0 million of remaining unrecognized compensation cost is expected to be recognized over the weighted-average remaining requisite service period of 2.2 years.

Equity based compensation by department for the three months ended March 31, 2017 and 2016 is as follows:

(in thousands)	2017	2016
Cost of revenue	$70	$64
Selling and marketing	66	51
R&D	109	153
G&A	748	1,045
Total equity based compensation expense	$993	$1,313

7. Net Loss Per share

The Company evaluates and allocates net loss per share to the Class A-1, B-1, C-1, C-2 and V using the two-class method required for multiple classes of stock. The Company’s CPECs are not considered participating securities. The Class A-1 and Class C-2 shares, have been excluded from any allocation of losses for all periods presented due to their redemption features.

The Class B-1, C-1 and Class V shares are all held by the Company’s Parent. Prior to the issuance of the Class B-1 and Class C-1 shares in September 2015, the only participating security outstanding was the Class V shares and therefore was allocated all losses for the periods the Class V shares were outstanding to that point. Following the issuance to the Parent of the Class B-1 and Class C-1 shares, which rank senior to the Class V shares in any distributions or redemption, the Class V shares, also owned by the Parent, ceased to participate in any losses. From that date losses have been allocated solely to the Class B-1 and Class C-1 shares. For the three month period ended March 31, 2016, 87% of the losses have been allocated to the Class B-1 holders and the remaining 13% has been allocated to the Class C-1 holders. For the three months ended March 31, 2017, 93% of the losses have been allocated to the Class B-1 holders and the remaining 7% has been allocated to the Class C-1 holders.

Basic net loss per share is computed by dividing net loss attributable to Class B-1, C-1 and V shareholders by the weighted-average number of participating shares of Class B-1, C-1 and V outstanding during the period.

For the calculation of diluted net loss per share, net loss per share attributable to common stockholders is adjusted by the effect of the potential conversion of the Convertible Preferred Equity Certificates. In the three months ended March 31, 2017 and 2016, these potentially dilutive shares were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

(in thousands, except share data)	2017
	Class B-1	Class C-1
Numerator:
Net loss	$(21,383)	$(1,610)
Accretion of Series A yield	(12)	(1)
Total net loss attributable to participating securities	$(21,395)	$(1,611)

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

7. Net Loss Per share – (continued)

(in thousands, except share data)	2017
	Class B-1	Class C-1
Denominator:
Weighted average shares outstanding – basic and diluted	6,448	1,957,845
Net loss per share – basic and diluted	$(3,318.17)	$(0.82)

	2016
(in thousands, except share data)	Class B-1	Class C-1
Numerator:
Net loss	$(12,307)	$(1,839)
Accretion of Series A yield	(11)	(2)
Total net loss attributable to participating securities	$(12,318)	$(1,841)
Denominator:
Weighted average shares outstanding – basic and diluted	6,448	1,957,845
Net loss per share – basic and diluted	$(1,910.41)	$(0.94)

8. Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate adjusted to reflect the tax impact of items discrete to the fiscal period. We expect an annual effective tax rate in 2017 of approximately 24.85%. That rate includes the impact of an increase in the valuation allowance expected to be necessary at the end of the year for deductible temporary differences originating during the year.

The effective tax rate for the first quarter of 2016 was zero. The first quarter effective rate for 2016 was significantly impacted by the full valuation allowance on U.S. deferred tax assets that was necessary until the acquisition of PR Newswire. The first quarter 2016 effective tax rate was also impacted by U.S. deferred tax expense related to indefinite lived intangible assets which effectively offset tax benefit from other taxing jurisdictions.

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting date based on the facts, circumstances and information available. As of March 31, 2017, we believe the reasonably possible total amount of unrecognized tax benefits that could increase or decrease in the next 12 months as a result of various statute expirations, audit closures, and/or tax settlements would not be material to our consolidated financial statements.

9. Commitments and Contingencies

The Company has various non-cancelable operating leases, primarily related to office real estate, that expire through 2035 and generally contain renewal options for up to five years. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate as a component of rent expense which is recognized on a straight-line basis over the terms of occupancy. As of March 31, 2017 and December 31, 2016, deferred rent of $9.2 million and $9.4 million, respectively, is included in other liabilities.

The Company also leases computer and office equipment under non-cancelable capital leases and other financing arrangements that expire through 2017.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Condensed Consolidated Financial Statements

9. Commitments and Contingencies  – (continued)

Rent expense was $3.2 million and $2.0 million for the three months ended March 31, 2017 and 2016, respectively.

Purchase Commitments

The Company entered into agreements with various vendors in the ordinary course of business.

Letters of Credit

As of March 31, 2017 and December 13, 2016, the Company had a total of $1.3 million and $1.1 million in letters of credit outstanding, respectively, substantially in favor of landlords for certain of its office spaces. These letters of credit do not require compensating balances and expire at various dates through March 2031.

Litigation and Claims

The Company from time to time is subject to lawsuits, investigations and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation and employment matters. In the opinion of management based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

10. Geographic Information

The following table lists revenue for the three months ended March 31, 2017 and 2016, net by geographic region:

(in thousands)	2017	2016
Revenue:
Americas – US	$99,860	$51,522
Rest of Americas	11,928	2,197
EMEA	28,788	23,985
APAC	5,242	—
	$145,818	$77,704

The following table lists long lived assets as of March 31, 2017 and December 31, 2016, net by geographic region:

(in thousands)	2017	2016
Long-lived assets, net
Americas – US	$1,208,743	$1,188,000
Rest of Americas	114,634	115,223
EMEA	312,678	313,373
APAC	30,532	30,880
	$1,666,587	$1,647,476

11. Subsequent Events

In connection with the Company’s outstanding CPECs, on June 14, 2017 the Company obtained an extension of its waiver from its Parent to extend the period covered by the waiver to 10 years from the date of issuance of these financial statements.

Subsequent events have been evaluated by the Company for disclosure through June 14, 2017, the date of issuance of these financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Canyon Holdings S.a.r.l. and its Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of net loss and total comprehensive loss, mandatorily redeemable equity and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Canyon Holdings S.a.r.l. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years ended December 31, 2016, 2015 and the period February 11, 2014 (Inception) to December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for debt prepayment and debt extinguishment costs in the statement of cash flows in 2017.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
April 11, 2017, except for the change in the manner in which the Company accounts for debt prepayment and debt extinguishment costs in the statement of cash flows discussed in Note 2 to the consolidated financial statements, as to which the date is November 6, 2017.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Consolidated Balance Sheets
As of December 31, 2016 and December 31, 2015 (in thousands, except per share and share amounts)

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$35,135	$30,606
Restricted cash	627	—
Accounts receivable, net	87,605	49,226
Prepaid expenses and other current assets	16,225	7,379
Total current assets	139,592	87,211
Property and equipment, net	47,947	39,411
Other intangible assets, net	511,210	204,501
Goodwill	1,079,518	584,180
Other assets	8,801	3,627
Total assets	$1,787,068	$918,930
Liabilities, Mandatorily Redeemable Equity and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$11,171	$5,338
Due to Parent, Convertible Preferred Equity	443,102	264,497
Accounts payable	8,723	4,721
Accrued compensation and benefits	26,109	10,012
Other accrued expenses	54,862	31,251
Current portion of deferred revenue	119,600	92,142
Total current liabilities	663,567	407,961
Long-term debt, net of current portion	1,383,877	682,942
Deferred revenue, net of current portion	961	3,090
Deferred tax liability	83,209	18,599
Other liabilities	14,507	12,366
Total liabilities	2,146,121	1,124,958
Series A-1 and Series C-2 mandatorily redeemable stockholders’ equity, 5,498,688 shares authorized, issued and outstanding at December 31, 2016 and 2015, aggregate liquidation value $701 at December 31, 2016	701	649
Commitments and contingencies (Note 15)
Stockholders' equity (deficit):
Class B-1, Class C-1 and Class V shares, par $0.001, 21,964,293 shares authorized, issued and outstanding at December 31, 2016 and 2015	22	22
Additional paid-in capital	11,429	6,179
Accumulated other comprehensive loss	(73,902)	(14,973)
Accumulated deficit	(297,303)	(197,905)
Total stockholders' deficit	(359,754)	(206,677)
Total liabilities, mandatorily redeemable stock and stockholders’ deficit	$1,787,068	$918,930

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Consolidated Statements of Net Loss and Total Comprehensive Loss
Years Ended December 31, 2016 and December 31, 2015 and the Period February 11, 2014 (Inception)
to December 31, 2014 (in thousands, except share amounts)

	2016	2015	2014
Revenue	$467,772	$333,958	$170,114
Cost of revenue	162,583	125,006	74,552
Gross profit	305,189	208,952	95,562
Operating costs and expenses
Sales and marketing	92,594	71,603	56,029
Research and development	19,445	16,604	5,657
General and administrative	135,737	88,448	112,722
Amortization of intangible assets	77,058	59,914	22,065
Total operating costs and expenses	324,834	236,569	196,473
Operating loss	(19,645)	(27,617)	(100,911)
Non operating income (losses)
Foreign exchange gains (losses)	6,299	(10,886)	(10,992)
Equity in earnings of unconsolidated affiliate	241	—	—
Interest and other income, net	590	5,750	339
Interest expense	(117,997)	(61,398)	(28,408)
Loss on extinguishment of debt	(23,591)	—	—
Total non operating loss	(134,458)	(66,534)	(39,061)
Loss before income taxes	(154,103)	(94,151)	(139,972)
Benefit from income taxes	(55,691)	(3,607)	(31,010)
Net loss	(98,412)	(90,544)	(108,962)
Less: Net loss attributable to non controlling interest	—	—	2,834
Net loss attributable to Canyon Holdings S.a.r.l. stockholders	$(98,412)	$(90,544)	$(106,128)
Total other comprehensive loss – foreign currency translation adjustments	$(58,929)	$(9,085)	$(6,671)
Less: Other comprehensive loss attributable to non controlling interest	—	—	783
Total other comprehensive loss attributable to Canyon Holdings S.a.r.l. stockholders	(58,929)	(9,085)	(5,888)
Total comprehensive loss attributable to Canyon Holdings S.a.r.l. stockholders	$(157,341)	$(99,629)	$(112,016)
Net loss per share attributable to Canyon Holdings S.a.r.l. stockholders – basic and diluted:
Class V shares	$—	$(2.92)	$(5.31)
Class B-1 shares	$(13,673.83)	$(4,324.09)	$—
Class C-1 shares	$(5.24)	$(2.13)	$—

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Consolidated Statements of Mandatorily Redeemable Equity and Stockholders’ Deficit
Years Ended December 31, 2016 and December 31, 2015 and the Period February 11, 2014 (Inception)
to December 31, 2014 (in thousands, except share amounts)

	Mandatorily Redeemable Equity		Stockholders' Deficit
			Share Capital		Additional Paid-in Capital	Noncontrolling Interest	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Deficit
	Shares	$	Shares	$
Balances at February 11, 2014	—	$—	—	$—	$—	$—	$—	$—	$—
Fair value of non-controlling interest in Cision AB and subsidiaries	—	—	—	—	—	46,949	—	—	46,949
Acquisition of non controlling interest in Cision AB and subsidiaries	—	—	—	—	(2,384)	(40,921)	—	(1,233)	(44,538)
Issuance of Class V shares to Parent	—		20,000,000	20	434	—	—	—	454
Issuance of Class C-2 shares	5,498,688	5		—	—	—	—	—	—
Equity-based compensation expense	—	—	—	—	1,950	—	—	—	1,950
Net loss	—	—	—	—	—	(2,834)	—	(106,128)	(108,962)
Foreign currency translation adjustments	—	—	—	—	—	(783)	(5,888)	—	(6,671)
Balances at December 31, 2014	5,498,688	$5	20,000,000	$20	$—	$2,411	$(5,888)	$(107,361)	$(110,818)
Acquisition of non controlling interest in Cision AB and subsidiaries	—	—	—	—	—	(2,411)	—	—	(2,411)
Issuance of Class A-1 shares to Parent	6,448	644	—	—	—	—	—	—	—
Issuance of Class B-1 and C-1 shares to Parent	—	—	1,964,293	2	885	—	—	—	887
Equity-based compensation expense	—	—	—	—	5,294	—	—	—	5,294
Net loss	—	—	—	—	—	—	—	(90,544)	(90,544)
Foreign currency translation adjustments	—	—	—	—	—	—	(9,085)	—	(9,085)
Balances at December 31, 2015	5,505,136	$649	21,964,293	$22	$6,179	$—	$(14,973)	$(197,905)	$(206,677)
Non cash capital contribution to Parent (net)	—	—	—	—	—	—	—	(986)	(986)
Accretion of Class A-1 shares to redemption value	—	52	—	—	(52)	—	—	—	(52)
Equity-based compensation expense	—	—	—	—	5,302	—	—	—	5,302
Net loss	—	—	—	—	—	—	—	(98,412)	(98,412)
Foreign currency translation adjustments	—	—	—	—	—	—	(58,929)	—	(58,929)
Balances at December 31, 2016	5,505,136	$701	21,964,293	$22	$11,429	$—	$(73,902)	$(297,303)	$(359,754)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2016 and December 31, 2015 and the Period February 11, 2014 (Inception)
to December 31, 2014 (in thousands)

	2016	2015	2014
Cash flows from operating activities
Net loss	$(98,412)	$(90,544)	$(108,962)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	126,983	104,038	45,685
Noncash interest charges and amortization of debt discount and deferred financing costs	34,439	9,869	3,519
Noncash yield on Convertible Preferred Equity Certificates	13,080	2,583	1,457
Equity-based compensation expense	5,302	5,294	1,950
Provision for doubtful accounts	2,572	1,397	392
Deferred income taxes	(69,115)	(14,637)	(19,410)
Unrealized currency translation losses	(4,350)	10,359	10,707
Equity in earnings of unconsolidated affiliate	(241)	—	—
Gain on sale of business	—	(4,700)	—
Other	7	123	472
Changes in operating assets and liabilities, net of effect of acquisitions and disposals:
Accounts receivable	(1,547)	4,590	(5,327)
Prepaid expenses and other current assets	4,227	3,705	(452)
Other assets	4,376	4,777	(4,789)
Accounts payable	(807)	(1,582)	(1,940)
Accrued compensation and benefits	8,228	(3,893)	(1,077)
Other accrued expenses	(1,564)	(3,548)	(31)
Deferred revenue	(7,362)	(5,342)	30,940
Other liabilities	1,557	(67)	(3,938)
Net cash provided by (used in) operating activities	17,373	22,422	(50,804)
Cash flows from investing activities
Purchases of property and equipment	(7,382)	(5,249)	(1,940)
Software development costs	(11,738)	(11,307)	(6,019)
Acquisitions of businesses, net of cash acquired of $9, $0 and $65,443	(804,194)	(4,500)	(755,334)
Proceeds from disposal of business	3,998	2,089	41
Change in restricted cash	(100)	8,303	(8,303)
Net cash used in investing activities	(819,416)	(10,664)	(771,555)
Cash flows from financing activities
Proceeds from revolving credit facility	33,475	—	12,000
Repayment of revolving credit facility	—	—	(12,000)
Proceeds from issuance of Convertible Preferred Equity Certificates to Parent	136,025	2,821	257,636
Payment of amounts due to Parent	—	(2,821)	2,821
Acquisition of non controlling interests	—	(2,411)	(44,538)
Proceeds from term loan facility, net of debt discount of $105,930, $1,621 and $64,709	1,364,070	33,379	860,356
Repayments of term loan facility	724,930	(39,320)	(224,710)
Payments on capital lease obligations	(287)	(301)	(205)
Proceeds from issuance equity, net of issuance costs of $0 and $2,149	—	85	459
Net cash provided by (used in) financing activities	808,353	(8,568)	851,819
Effect of exchange rate changes on cash and cash equivalents	(1,781)	(1,161)	(883)
Increase in cash and cash equivalents	4,529	2,029	28,577
Cash and cash equivalents
Beginning of year	30,606	28,577	—
End of year	$35,135	$30,606	$28,577
Supplemental disclosure of cash flows information
Cash paid during the year for
Interest	$94,615	$48,059	$21,819
Income taxes	5,582	4,680	1,682
Supplemental non-cash information
Issuance of Convertible Preferred Equity Certificates in connection with acquisition (Note 7)	$40,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

1. Business Description, Organization and Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Canyon Holdings S.a.r.l. and its Subsidiaries. Canyon Holdings S.a.r.l. is a majority owned subsidiary of Canyon Holdings Cayman LP (“Parent”), an entity domiciled in the Cayman Islands. The Company’s Parent has no independent operating activity. Intercompany accounts and transactions have been eliminated in these consolidated financial statements.

Canyon Holdings S.a.r.l., a Luxembourg company, and its Subsidiaries (collectively, the “Company”) is a leading provider of cloud-based software, media intelligence and distribution services, and other related professional services to the marketing and public relations industry. Communications professionals use the Company’s products and services to identify and connect with media influencers, manage industry relationships, create and distribute content, monitor media coverage, perform advanced analytics and measure the effectiveness of their campaigns. The Company has primary offices in Chicago, Illinois, Beltsville, Maryland, New York, New York, Cleveland, Ohio, and Albuquerque, New Mexico with additional offices in the U.S., as well as China, Finland, France, Hong Kong, Germany, India, Indonesia, Malaysia, Norway, Portugal, Sweden, Taiwan and the United Kingdom.

The Company was incorporated by Parent on February 11, 2014 (“Inception”) through the issuance of 20 million common shares, at par referred to as Class V shares, to facilitate the acquisition of Cision AB and its subsidiaries (“Cision”) and to then subsequently pursue further growth both organically and through acquisition. Effective April 14, 2014, 65.3% of the outstanding share capital of Cision was acquired by the Company (Note 3) through the issuance of Convertible Preferred Equity Certificates (“CPECs”) to the parent. Prior to April 14, 2014, the Company had no material assets and had not commenced operations. Effective May 30, 2014, the Company acquired all of the outstanding share capital of Vocus, Inc. (“Vocus”) and its subsidiaries. Effective October 21, 2014, the Company acquired substantially all of the assets of Discovery Group Holdings Ltd. and its subsidiaries (“Gorkana”) and effective June 16, 2016, the Company acquired PR Newswire and its subsidiaries (“PR Newswire”). The acquisitions since inception have been principally funded through a combination of investments by the parent and through bank debt (Note 3 and Note 7).

These consolidated financial statements therefore present the consolidated results of operations of Cision from April 14, 2014, Vocus from May 30, 2014, Gorkana from October 21, 2014 and PR Newswire from June 16, 2016. Other, less significant, business combinations in the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 have been included in these consolidated financial statements beginning from the date of their acquisition (Note 3).

The accompanying financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses from operations for all periods presented and negative cash flows from operations during the period from Inception to December 31, 2014 and in the year ended December 31, 2016. Management believes that the Company is subject to other risks including, but not limited to, an evolving and unpredictable business model, development of new technological innovations, customer acceptance of new services, and dependence on key personnel. The Company’s long-term viability is dependent on its ability to generate sufficient revenue, net income and cash flows from operations to support its business, as well as the ability to obtain additional financing, if needed. Management believes that the Company has the ability to do so. The Company’s CPECs are puttable by the Parent at any time, however the parent has waived its right to put the CPEC for at least twelve months from the date of issuance of these financial statements. Management also believes that the Company has sufficient cash and available borrowings on debt to fund operations through at least April 11, 2018.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts, software development costs, useful lives of property, equipment and internal use software, intangible assets and goodwill, contingent liabilities, and fair value of equity-based awards and income taxes. The Company bases its estimates on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and Cash Equivalents and Investments

The Company considers all highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents. For all years reported the Company did not carry any investments with original maturity dates of longer than three months.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value pursuant to a fair value hierarchy based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Other than long term debt and Convertible Preferred Equity Certificates due to Parent, the Company had no financial assets or liabilities that were other than Level 1 for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014.

Allowance for Doubtful Accounts

Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to the estimated net realizable value. These estimates are made by analyzing the status of significant past-due receivables and by establishing provisions for estimated losses by analyzing current and historical bad debt trends. Actual collection experience has not varied significantly from prior estimates. The allowance for doubtful accounts at December 31, 2016 and 2015 was $1.3 million and $1.2 million, respectively (Note 18).

Software Development and Research and Development

The Company incurs software development costs related to its internal use software. Qualifying costs incurred during the application development stage are capitalized. These costs primarily consist of internal labor and third party development costs and are amortized using the straight-line method over the estimated useful life

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

of the software, which is generally two years. All other research and development costs are expensed as incurred. Costs to maintain and update the information database are expensed within cost of revenues as these expenses are incurred. For the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, the Company recorded amortization expense related to internal use software of $12.6 million, $6.9 million, and $0.5 million, respectively, within cost of revenue in the statements of net loss and total comprehensive loss.

Property, Equipment and Purchased Software

Property, equipment and purchased software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: three to five years for software and computer and office equipment and five to seven years for furniture and fixtures. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of assets acquired under capital leases is included in depreciation and amortization expense. Repairs and maintenance costs are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recorded in the results of operations.

Long-Lived Assets

Long-lived assets include property, equipment and software and intangible assets with finite lives. Intangible assets consist of customer relationships, trade names and purchased technology acquired in business combinations. Intangible assets are amortized using the straight-line method, which approximates the pattern of usage of the economic benefit of the asset, over their estimated useful lives ranging from two to seven years. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There were no significant impairment charges for long-lived assets for the years ended December 31, 2016, 2015 or the period from Inception to December 31, 2014.

The Company regularly revisits its estimate of useful economic lives of long lived assets and makes adjustments to those lives where appropriate.

Business Combinations

The Company has completed a number of acquisitions of businesses during the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 that have resulted in the recording of goodwill and identifiable definite-lived intangible assets. The Company recognizes all of the assets acquired and liabilities assumed at their fair values on the acquisition date. The Company uses significant estimates and assumptions, including fair value estimates, as of the acquisition date and refines those estimates that are provisional, as necessary, during the measurement period. The measurement period is the period after the acquisition date, not to exceed one year, in which new information may be gathered about facts and circumstances that existed as of the acquisition date to adjust the provisional amounts recognized. Measurement period adjustments are applied retrospectively and all other adjustments are recorded to the consolidated statements of net loss to date have been immaterial. Acquisition-related costs are expensed as incurred separately from the acquisition and generally are included in general and administrative expenses in the statements of net loss and total comprehensive loss.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

Deferred Financing Costs and Debt Discounts

The Company amortizes costs incurred with third parties other than the lender to obtain financing over the term of the underlying obligation using either the effective interest method or the straight-line method, as appropriate. Debt discounts incurred directly with the lender are netted from the carrying value of the debt and amortized over the term of the debt using the effective interest method. The amortization of deferred financing costs and debt discounts is included in interest expense in the accompanying consolidated statements of net loss. Unamortized deferred financing fees are netted from the carrying value of the debt in the accompanying consolidated balance sheets.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is assessed for impairment at least annually. The Company performs its annual impairment assessment on October 1, or whenever events or circumstances indicate impairment may have occurred. On October 1, 2016, 2015 and 2014 the Company performed its annual goodwill impairment assessment based on the fair value of the Company’s reporting units. When assessing goodwill for impairment, the Company uses an income approach based on discounted cash flows to determine the fair value of its reporting unit. The Company’s cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors which are consistent with the plans used to manage the Company’s operations.

Other than for reporting units newly formed in June 2016, the results of the annual goodwill impairment test indicated that the estimated fair value of the each reporting unit was, in all cases, at least 25% in excess of its carrying value. For reporting units created in June 2016 as part of the PRN acquisition, the fair value of the reporting units approximated their carrying value given the purchase price allocation performed during the year ended December 31, 2016. In addition, for the reporting units formed in June 2016, no events or circumstances occurred from the date of acquisition to December 31, 2016 that would indicate that the fair value of the reporting unit had decreased since the acquisition date.

Based on the results of the Company’s most recent annual assessment on October 1, 2016, the Company, therefore, concluded that the fair value of each of its reporting units exceeded its carrying amount and no impairment charge was recorded.

Foreign Currency and Operations

The reporting currency for all periods presented is the U.S. dollar. The functional currency for the Company’s foreign operating subsidiaries is their local currency. The functional currency of the Company and substantially all of its non operating subsidiaries is the US dollar. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ deficit. Gains or losses, whether realized or unrealized due to transactions in foreign currencies and the remeasurement of certain intercompany balances, are included in the consolidated statements of net loss and total comprehensive loss.

Defined Benefit Pension Plans

Employees of CNW Group Ltd. (“CNW”) participate in a defined benefit pension plan whereby pension expense is determined based on a number of actuarial assumptions, which are reviewed on an annual basis. The employees and accompanying pension plan were inherited with the acquisition of PR Newswire on June 16, 2016. The purchase price of PR Newswire was allocated to the assets and obligations of the pension

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

plan based on fair value at the acquisition date. These actuarial assumptions include discount rate, expected rate of return on plan assets, rate of salary increases and other factors. The unfunded status of the plan is recognized as a long term liability in the consolidated balance sheet at December 31, 2016, which is also the measurement date for the defined benefit pension plan for the CNW employees.

Investment in Unconsolidated Affiliate

The Company’s investment in an unconsolidated affiliate over which the Company has significant influence is accounted for under the equity method of accounting. The investment was acquired with the PR Newswire acquisition and the purchase price of PR Newswire was allocated to the investee based on its fair value as of the acquisition date. The Company records its share of the undistributed income or loss from this investment which to date have been immaterial. The Company regularly reviews the carrying value of this investment for impairment using such information as forecasts, business plans and available financial statements of the investee. Since the PR Newswire acquisition, no impairment losses have been recognized. The investment in unconsolidated affiliate is $5.6 million included within other long term assets in the consolidated balance sheet at December 31, 2016. Other disclosures regarding this investment have been omitted due to immateriality.

Comprehensive Income (Loss)

Comprehensive income (loss) includes the Company’s net income (loss) and foreign currency translation adjustments. There are no other material components of comprehensive loss for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014.

Revenue Recognition

The Company derives its revenues from subscription arrangements and related professional services in connection with the Company’s cloud-based software and services offerings. The Company also derives revenues from news distribution services on both a subscription basis and separately from non-subscription arrangements. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable.

The Company’s separate units of accounting consist of its subscription services, transactional services and professional services. The subscription services include access to the Company’s cloud-based software, hosting services, content and content updates and customer support. The Company’s subscription agreements are typically one to three years in length and are non-cancelable, though customers have the right to terminate their agreements for cause if the Company materially breaches its obligations under the agreement. Subscription agreements do not provide customers the right to take possession of the software at any time. The Company does not charge customers an up-front fee for use of the technology. Implementation activities are insignificant and are not subject to a separate fee. In certain cases, the Company charges annual membership fees to customers which are recognized ratably over the one year membership period.

The Company also distributes individual news releases to thousands of distribution points on the Internet, which are then indexed by major search engines and also directly to journalists and other key constituents. Dependent on the nature of the contract with the customer, the Company recognizes revenue on subscription basis over the term of the subscription, or on a per-transaction basis when the press releases are made available to the public.

Professional services include broadcast and webcast production. For these services, revenue is recognized when the specific performance is completed and customer acceptance received.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

When sold together, revenue from the Company’s different service offerings are accounted for separately as those services have value on a standalone basis and do not involve a significant degree of risk or unique acceptance criteria. The Company allocates revenue to each element in a multiple element arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (“VSOE”), if available, third-party evidence (“TPE”), if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. As the Company has been unable to establish VSOE or TPE for the elements of its arrangements due to factors such as a high number of varied service offerings sold on a subscription basis to differing customer concentrations as well as varied discounting practices and unobservable competitive data for similar services, the Company estimates selling prices by analyzing multiple factors such as historical pricing trends, customer renewed activity, and discounting practices. The volume of multiple element arrangements sold by the Company in which any element of the arrangement has a revenue attribution pattern different to the other elements was not significant for all years presented.

Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Deferred Revenue

Deferred revenue consists of payments received from or billings to customers in advance of revenue recognition. Deferred revenue to be recognized in the succeeding twelve month period is included in current deferred revenue with the remaining amounts included in noncurrent deferred revenue. Invoices issued in advance of the fulfillment of a deliverable or the start of the customers’ subscription term are typically not significant.

Sales Commissions

Sales commissions relate to the sale of subscription, transaction, and professional services agreements, and are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 were approximately $7.0 million, $8.9 million, and $8.4 million, respectively.

Equity-Based Compensation and Profits Interests

To date, substantially all the equity-based compensation expense recorded in the Company’s financial statements results from the granting to management of Class C LP Units of the Parent. These Class C Units are considered Profits Interests as they allow recipients to participate in the residual profits of the Company on a predetermined fair value threshold. This threshold represents the threshold of proceeds from a sale of the Parent’s net assets at fair market value that must be distributed to the preferred holders of the Parent before the holder of a Class C LP Unit can participate in a distribution.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

The Company calculates the fair value of Class C Unit grants using the Black Scholes Merton option pricing model using the following inputs:

	2016	2015	2014
Grant date fair value of Class C Units	$2.77 – $2.87	$2.87 – $2.90	$ 1.93
Participation threshhold	$3.09 – $4.25	$3.09 – $7.79	$ —
Volatility	73%	94%	85%
Expected life (years)	2.0	2.0	3.0
Risk-free interest rate	0.64% – 0.70%	0.64% – 1.10%	1.10%
Dividend yield	0.00%	0.00%	0.00%

Participation Threshold

Other than for certain awards granted in the year ended December 31, 2015 described below, the Participation Threshold established by the Company for awards made in the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 is intended to approximate the estimated fair value of the underlying Class C Unit on the date of grant. As historically there has been no public market for the Company’s Class C Units, the fair value for the years ended December 31, 2016 and 2015 and the Period from Inception to December 31, 2014 was estimated by the Company by considering a number of objective and subjective factors, including cash flow forecasts, peer-group company trading multiples, the amount of the liquidation preference of the senior holders of Class A Units of the Parent, the illiquid nature of the Class C Units, the size of the Company and the Company’s lack of historical profitability. Independent valuations were obtained to provide support for the estimated fair value of the underlying Class C Units for all years presented.

1,517,985 Class C Unit grants were made in 2015 to certain employees in connection with the acquisition of Viralheat with a participation threshold of $7.79 which, at the time, was in excess of the estimated grant date fair value of the underlying Class C Units.

Share Price Volatility

The Company determined the estimated volatility for Class C Units granted in the years ended December 31, 2016 and 2015 and the period from Inception to December 31, 2014 based on an analysis of reported data for a peer group of publicly traded companies. The expected volatility of Class C Units granted was determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of each Class C Units.

Expected Life of Class C Units, Risk-Free Interest Rate and Dividend Yield

The expected life of Class C Units was derived from management’s estimate of the holding period to a major liquidity event of the Company. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected life of the Class C Units. The expected dividend yield was assumed to be zero because the Company has not paid, and does not anticipate paying, cash dividends on its Class C Units.

Compensation expense for all equity-based compensation awards is based on the grant date fair value recognition provisions of ASC Topic 718, Compensation — Stock Compensation. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years from the date of grant. As equity-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for estimated forfeitures. Compensation expense for these equity-based awards is recognized by the Company, with an equal offsetting charge to “Additional paid-in capital.” Such compensation expense is reflected in the Company’s financial results because the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

Class C Unit awards to management relate to services provided by the employees of the Company. The Class C Units are reserved for issuance by Parent for incentive purposes at the discretion of the general partner of Parent, subject to certain approvals.

Convertible Preferred Equity Certificates

Convertible Preferred Equity Certificates (“CPECs”) are held by the Parent and are presented as liabilities in the consolidated balance sheets at December 31, 2016 and 2015. The CPEC’s are redeemable at any time by the Company and mature 49 years from the date of issuance. The CPECs carry a 1% per year yield which is accounted for as interest expense in the consolidated statements of net loss and total comprehensive loss. The CPECs can be converted by the Parent to Class V shares of the Company at any time into the number of Class V shares of the Company as calculated by dividing the initial investment amount of the outstanding CPECs, and excluding any accreted but unpaid yield, by $0.001. The CPECs are treated as debt instruments in Luxembourg. The CPEC’s are classified as liabilities due to the creditor like rights held by the holder, including the right to force the Company’s bankruptcy.

The CPECs are puttable to the Company for cash by the holder at any time and can be called by the Company at any time. As a result of this contracted put feature, the CPECs are classified as current liabilities in the consolidated balance sheets. The Parent has waived its right to put the CPEC for at least twelve months from the date of issuance of the financial statements.

Segments

The Company has determined that its Chief Executive Officer is the Chief Operating Decision Maker. The Company’s Chief Executive Officer and the Board of Directors review financial information presented on both a consolidated basis and on a geographic regional basis. Since its inception, the Company has completed several significant acquisitions and has expended significant efforts in integrating these acquisitions into a single commercial software solution, available to all customers in all geographies. As a result of the long term qualitative and quantitative similar economic characteristics exhibited by the sale of a single product suite in all the Company’s regions, the Company has determined that its operating segments meet the criteria to be aggregated into one reportable segment. (Note 16)

Net Loss per Share

Net loss per share is calculated under the two-class method, under which all losses (distributed and undistributed) are allocated to each class of shares and participating securities based on their respective rights to receive dividends and contractual obligation to participate in the net losses of the Company. Basic net loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during the period, excluding the dilutive effects of CPECs. Diluted net loss per share equals basic loss per share due to losses incurred during the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments and accounts receivable. The Company generally maintains its cash and cash equivalents with various nationally recognized financial institutions. Customers are granted credit on an unsecured basis. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

The Company provides cloud-based software, distribution services and related professional services to various customers across many industries. As of December 31, 2016 and 2015, no individual customer accounted for 10% or more of net accounts receivable. For the years ended December 31, 2016 and 2015, and for the period from Inception to December 31, 2014, no individual customer accounted for 10% or more of revenue.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

Income Taxes

Income taxes are determined utilizing the asset and liability method whereby deferred tax assets and liabilities are recognized for deductible temporary differences between the respective reported amounts and tax bases of assets and liabilities, as well as for operating loss and tax-credit carryforwards. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized (Note 18).

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting date based on the facts, circumstances and information available. The Company is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to its unrecognized tax benefits will occur during the next twelve months. The Company files income tax returns in the U.S. federal jurisdictions and various state and foreign jurisdictions and is subject to U.S. federal, state, and foreign tax examinations for years ranging from 2011 to 2016.

Recent Accounting Pronouncements

As long as the Company remains an Emerging Growth Company, the Company plans to adopt new accounting standards using the effective dates available for non public entities.

Accounting Pronouncement Recently Adopted

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that all deferred tax assets and liabilities be classified as non-current on the balance sheet. Before the issuance of ASU 2015-17, deferred tax assets and liabilities were required to be presented as current and non-current. In the year ended December 31, 2015, the Company adopted ASU 2015-17. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements and the balance sheet at December 31, 2016 and 2015 reflects this new presentation.

In April 2015, the FASB issued ASU 2015-03, Interest-Imputation of Interest, Simplifying the Presentation of Debt Issuance Costs (Topic 835-30). The amendment requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability rather than as an asset. The ASU did not address the presentation of costs of obtaining a revolving line of credit. In the June 2015 meeting of the Emerging Issues Task Force, the SEC staff clarified it would not object to an entity presenting the cost of securing a revolving line of credit as an asset, regardless of whether a balance is outstanding. The Company adopted this standard and a policy that the cost of securing a revolving line of credit will be recorded as an asset effective January 1, 2016 and the balance sheet at December 31, 2016 and 2015 reflects this new presentation.

In April 2015, the FASB issued ASU 2015-05, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement to increase the consistency of accounting for cloud computing arrangements among reporting entities. The reporting entity must consider whether a cloud computing arrangement includes a software license. If the arrangement does not include a software license, the entity should account for the arrangement as a service contract. If the arrangement includes a software license, the entity should account for the software license element of the arrangement consistent with the acquisition of other licenses of intangible assets. The Company adopted this standard during fiscal year 2016 and the adoption did not have a material impact in the Company’s consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s ability to continue as a Going Concern (ASU 2014-15). ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual and interim periods thereafter. The Company adopted ASU 2014-15 in fiscal year 2016. The adoption of ASU 2014-15 had no material effect on the Company’s financial statements.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning in the Company’s fiscal year 2019 The Company is in the process of evaluating the impact of this accounting standard update.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-04, Intangibles-Goodwill and Other (Topic 350). The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for the Company’s fiscal year 2022, and interim periods within that year in the event a goodwill impairment test is performed based on a triggering event prior to our October 1 annual impairment test. The Company is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires restricted cash to be presented with cash and cash equivalents on the statement of cash flows and disclosure of how the statement of cash flows reconciles to the balance sheet if restricted cash is shown separately from cash and cash equivalents on the balance sheet. ASU 2016-18 is effective for the Company’s fiscal year 2019. The new standard is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, including the presentation of debt prepayment or debt extinguishment costs as cash outflows for financing activities on the statement of cash flow. The standard was to become effective for the Company in the first quarter of fiscal year 2019, however the Company elected to early adopt ASU 2016-15 on a retrospective basis on July 1, 2017, resulting in classifying $19.4 million in payment of original issue discount upon debt extinguishment as a repayment of term loan facility, a financing outflow, as opposed to the prior treatment which was to classify these as an operating cash outflow on the Company’s consolidated statements

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

2. Summary of Significant Accounting Policies  – (continued)

of cash flows for the year ended December 31, 2016. The resulting change increased cash provided by operating activities to $17.4 million and decreased cash provided by financing activities to $808.4 million for the year ended December 31, 2016.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. ASU 2016-02 is effective for the Company’s fiscal year 2020 and interim periods within 2021, early adoption is permitted. The Company is in the process of evaluating the impact of this accounting standard update on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Topic 606 is effective for the Company’s fiscal year 2019 and interim periods within 2020. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company is still evaluating the impact that this standard will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09, which amends several aspects of accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for the Company’s fiscal year 2018. The Company is still evaluating the impact that this standard will have on its consolidated financial statements.

3. Business Combinations, Dispositions, and Non-Controlling Interests

Acquisition of Cision

As discussed in Note 1, on April 14, 2014, the Company completed a series of transactions that resulted in the acquisition of 65.3% of the outstanding voting equity interests of Cision AB and its Subsidiaries (“Cision”), for cash consideration of $90.1 million. Cision was a Swedish publicly-held provider of cloud-based software, services and tools for the marketing and public relations industry. The Company completed its acquisition of Cision to provide the basis for the Company to enter the software platform delivered for the public relations sector, and to serve as the basis of the core technology for subsequent planned acquisitions in the same sector.

Non-Controlling Interest

At the date of the acquisition of 65.3% of the outstanding voting equity interests, the fair value of the 34.7% non-controlling interest was estimated to be $46.9 million, measured by Cision’s quoted stock price. During the remainder of the year from Inception to December 31, 2014 a further 33.1% of the outstanding voting equity interests of Cision was acquired for cash proceeds of $44.1 million. The carrying value of the remaining 1.7% non-controlling interest at December 31, 2014 was $2.4 million. During the year ended December 31, 2015, this remaining non-controlling interest was acquired by the Company.

Purchase Price Allocation

At the date control of Cision was obtained, the purchase price and the fair value of the non-controlling interest was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include a trade name, customer relationships and purchased technology and are being amortized over three to ten years on an accelerated basis. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is not deductible for tax purposes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

The Company recognized a deferred tax asset in the amount of $21.6 million relating to acquired net operating losses and established a deferred tax liability of $28.8 million relating to the step up in basis of identifiable intangibles, and recorded a valuation allowance of $7.9 million. The Company determined that while the acquired net operating loss is subject to the limitation provided in Section 382 of the Internal Revenue Code, this limitation will not preclude the Company from fully realizing the acquired U.S. net operating losses.

The operating results of Cision are included in the accompanying consolidated financial statements from April 14, 2014. The operating results of Cision between February 11, 2014 and April 14, 2014 are not material.

The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities of Cision acquired on April 14, 2014:

(in thousands)
Cash and cash equivalents	$15,128
Accounts receivable, net	19,258
Prepaid and other current assets	3,938
Property, equipment and software, net	15,668
Trade name	13,150
Customer relationships	57,350
Purchased technology	25,330
Goodwill	91,949
Other assets	3,210
Total assets acquired	244,981
Accounts payable and accrued liabilities	(24,830)
Deferred revenue	(23,339)
Bank debt	(43,689)
Deferred taxes	(15,103)
Other liabilities	(1,002)
Total liabilities assumed	(107,963)
Net assets acquired	$137,018
Purchase price
Cash consideration for 65.3% of Cision	$90,069
Fair value of 34.7% non controlling interest	46,949
$137,018

The bank debt inherited of $43.7 million presented above was repaid by the Company shortly after the close of the acquisition.

Acquisition of Vocus

On May 30, 2014, the Company acquired all of the outstanding voting equity interests of Vocus, Inc. (“Vocus”). Vocus was a U.S. publicly-held provider of cloud-based software, services and tools for the marketing and public relations industry. The Company acquired Vocus to enhance, through integration, the Company’s existing cloud-based capabilities inherited with the earlier acquisition of Cision. During the period from Inception to December 31, 2014, the Company incurred acquisition-related transaction costs of $10.8 million, which are included in general and administrative expense in the consolidated statement

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

of comprehensive loss. The acquisition was accounted for using the purchase method of accounting. The operating results of Vocus are included in the accompanying consolidated financial statements from May 30, 2014.

The purchase price consisted of $446.7 million in cash plus an additional $8.0 million relating to the mandatory cash settlement at the date of acquisition of vested Vocus employee equity. In addition, a number of non-vested equity awards were elected to be cash settled by the Company following the acquisition, resulting in compensation expense of $30.0 million reflected in general and administrative expense in the consolidated statements of net loss and total comprehensive loss. The Company’s obligation to cash settle these awards upon the employees’ termination — a dual trigger obligation — was inherited by the Company. The amounts relating to these cash settled awards expensed in the consolidated statements of operations have not therefore been disclosed as equity based compensation expense in these financial statements.

The Vocus purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include a trade name, customer relationships and purchased technology and are being amortized over three to eight years on an accelerated basis. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is not deductible for tax purposes.

The Company recognized a deferred tax asset in the amount of $33.7 million relating to acquired net operating losses, established a deferred tax liability of $51.9 million relating to the step up in basis of identifiable intangibles, and recorded a valuation allowance of $2.9 million. The Company determined that while the acquired net operating loss is subject to the limitation provided in Section 382 of the Internal Revenue Code, this limitation will not preclude the Company from fully realizing the acquired U.S. net operating losses.

The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities of Vocus acquired on May 30, 2014:

(in thousands)
Cash and cash equivalents	$40,170
Accounts receivable, net	16,564
Prepaid and other current assets	3,979
Property, equipment and software, net	17,941
Trade name	4,140
Customer relationships	92,290
Purchased technology	49,400
Goodwill	320,637
Total assets acquired	545,121
Accounts payable and accrued liabilities	(17,376)
Deferred revenue	(37,438)
Onerous lease provision	(7,114)
Other liabilities	(7,406)
Deferred taxes	(21,091)
Total liabilities assumed	(90,425)
Net assets acquired	$454,696

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

Acquisition of Visible

On September 12, 2014, the Company acquired all of the assets of Visible, Inc. (“Visible”), a U.S. privately-held provider of advanced social intelligence and engagement tools for social media monitoring, data analytics and insights, and customer engagement through a cloud-based software platform. The Company acquired Visible to add to the existing technology’s capabilities in social media monitoring and analytics. During the period from Inception to December 31, 2014, the Company incurred acquisition-related transaction costs of $0.3 million, which are included in general and administrative expense in the consolidated statements of net loss and total comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results of Visible are included in the accompanying consolidated financial statements from September 13, 2014.

The purchase price consisted of $7.1 million in cash.

The Visible purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include a trade name, customer relationships and purchased technology and are being amortized over a two to seven year period. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is deductible for tax purposes.

The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities of Visible acquired on September 12, 2014:

(in thousands)
Accounts receivable, net	$762
Prepaid and other current assets	224
Property, equipment and software, net	1,206
Trade name	70
Customer relationships	3,295
Purchased technology	1,125
Goodwill	2,176
Total assets acquired	8,858
Accounts payable and accrued liabilities	(664)
Deferred revenue	(1,119)
Total liabilities assumed	(1,783)
Net assets acquired	$7,075

Acquisition of Gorkana

On October 21, 2014, the Company acquired all of the assets of Discovery Group Holdings Ltd. (“Gorkana”), a UK privately-held provider of media intelligence and information, offering PR and marketing professionals access to customized solutions through a cloud-based software platform. The Company acquired Gorkana to enhance the capabilities of its cloud-based marketing and public relations technology and to provide for increased scale in Europe. During the period from Inception to December 31, 2014, the Company incurred acquisition-related transaction costs of $5.9 million, which are included in general and administrative expense in the consolidated statements of net loss and total comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results of Gorkana are included in the accompanying consolidated financial statements from October 21, 2014.

The purchase price consisted of $268.9 million in cash.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

The Gorkana purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include a trade name, customer relationships and purchased technology and are being amortized over five to seven years on an accelerated basis. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is not deductible for tax purposes.

The Company recognized deferred tax liability in the amount of $0.7 million and established a deferred tax liability if $16.8 million relating to the step up in basis of identifiable intangibles. The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities acquired of Gorkana on October 21, 2014:

(in thousands)
Cash and cash equivalents	$10,145
Accounts receivable, net	13,774
Prepaid and other current assets	2,538
Property, equipment and software, net	7,717
Trade name	2,813
Customer relationships	66,290
Purchased technology	17,376
Goodwill	191,173
Total assets acquired	311,826
Accounts payable and accrued liabilities	(13,791)
Deferred revenue	(11,579)
Deferred taxes	(17,519)
Total liabilities assumed	(42,889)
Net assets acquired	$268,937

Acquisition of Viralheat

On March 20, 2015, the Company acquired substantially all of the assets of Viralheat, Inc. (“Viralheat”), a U.S. privately-held social media engagement platform. Similar to the acquisition of Visible, the Company acquired Viralheat to enhance the Company’s existing capabilities in social media monitoring and analytics. During the year ended December 31, 2015, the Company incurred acquisition-related transaction costs of $0.5 million, which are included in general and administrative expense in the consolidated statements of net loss and total comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results of Viralheat are included in the accompanying consolidated financial statements from March 20, 2015.

The purchase price consisted of $4.5 million in cash.

The Viralheat purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include a trade name, customer relationships and purchased technology and are being amortized over two to seven years on a straight-line basis. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is deductible for tax purposes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities of Viralheat acquired on March 20, 2015:

(in thousands)
Accounts receivable, net	$181
Prepaid and other current assets	168
Property, equipment and software, net	91
Trade name	52
Customer relationships	2,449
Purchased technology	836
Goodwill	1,610
Total assets acquired	5,387
Accounts payable and accrued liabilities	(484)
Deferred revenue	(403)
Total liabilities assumed	(887)
Net assets acquired	$4,500

Sale of Cision UK Limited and Vocus UK Limited Net Assets

In June 2015, the Company sold the net assets of Cision UK Limited and Vocus UK Limited for approximately $2.1 million. The transaction resulted in a gain of approximately $4.7 million which has been recorded as other income in the consolidated statements of net loss and total comprehensive loss.

Acquisition of PR Newswire

On June 16, 2016, the Company acquired all of the assets of PR Newswire (“PR Newswire”), a global leader in public relations and investor relations communications and related services from United Business Media, plc. The Company acquired PR Newswire to enhance its content distribution capabilities related to its our public relations solution offerings. During the period ended December 31, 2016, the Company incurred acquisition-related transaction costs of $22.4 million, which are included in general and administrative expense in the consolidated statements of net loss and total comprehensive loss. The acquisition was accounted for under the purchase method of accounting. The operating results of PR Newswire are included in the accompanying consolidated financial statements from June 16, 2016.

The purchase price was $842.8 million and consisted of $813.3 million in cash and the issuance of $40 million of Class A LP Units of the Parent to the seller. CPECs of $40 million with a fair value of $29.5 million were issued by the Company to the Parent to record the transaction in these financial statements. The CPECs were immediately accreted to the carrying value following the issuance.

The PR Newswire purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include the value of the PR Newswire brand, customer relationships and purchased technology and are being amortized over five to seven years on an accelerated basis. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is not deductible for tax purposes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

The Company recognized a deferred tax asset in the amount of $16.7 million relating to acquired net operations losses and disallowed interest carry forwards and established a deferred tax liability of $150.4 million relating to the step up in basis of identifiable intangibles. The following table summarizes the allocation of the purchase price paid by the Company to the fair value of the assets and liabilities acquired of PR Newswire on June 16, 2016:

(in thousands)
Cash and cash equivalents	$9,071
Accounts receivable, net	42,869
Prepaid and other current assets	18,430
Property, equipment and software, net	18,917
Investment in unconsolidated affiliate	5,376
Brand	349,120
Customer relationships	48,820
Purchased technology	25,940
Goodwill	537,218
Total assets acquired	1,055,761
Accounts payable and accrued liabilities	(41,961)
Deferred revenue	(37,310)
Deferred taxes	(133,725)
Total liabilities assumed	(212,996)
Net assets acquired	$842,765

Sale of Agility Net Assets

In July 2016, the Company sold the net assets of its Agility PR workflow business for approximately $4.3 million. The transaction reduced goodwill by $2.0 million resulting in no gain or loss on the income statement. The assets of Agility have not been separately disclosed as held for sale in the acquisition balance sheet presented above due to immateriality.

The PR Newswire acquired entity contributed revenue of $165.1 million for the year ended December 31, 2016, The Vocus and Gorkana acquisitions contributed revenue for the period from Inception to December 31, 2014 of $74.1 million and $14.5 million, respectively. Net loss from these acquisitions is impracticle to determine due to the extent of integration activities.

For all acquisitions made since Inception, the excess of the purchase price over the total net identifiable assets has been recorded as goodwill which is attributable primarily to synergies expected from the expanded technology and service capabilities from the integrated acquisitions as well as the value of the assembled workforce in accordance with generally accepted accounting principles. The Company did not record any in-process research and development intangible assets in connection with any acquisition to date. The purchase price allocation is complete for all acquisitions made since Inception and measurement period adjustments have not been material.

Supplemental Unaudited Pro Forma Information

The unaudited pro forma information below gives effect to the acquisition of PR Newswire as if it had occurred as of the January 1, 2015. For the period from Inception to December 31, 2014 the data below shows the proforma effect of the 2014 acquisitions of Vocus and Gorkana as if they had occurred on April 14,

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

3. Business Combinations, Dispositions, and Non-Controlling Interests  – (continued)

2014. The proforma results presented below show the impact of acquisition related costs as well as the increase in interest expense related to acquisition related debt. Other acquisition information has not been presented due to immateriality.

(in thousands except share and per share data)	2016	2015	2014
Revenue	$615,482	$657,267	$272,248
Net loss attributable to Canyon Holdings S.a.r.l shareholders	$(90,927)	$(147,025)	$(73,528)
Net loss per share attributable to Canyon Holdings S.a.r.l shareholders – basic and diluted:
Class V shares	$—	$4.93	$(3.68)
Class B-1 shares	$(13,013.28)	$(6,546.89)	$—
Class C-1 shares	$(4.90)	$(3.22)	$—

4. Property, Equipment and Purchased Software

Property, equipment and software consisted of the following at December 31, 2016 and 2015:

(in thousands)	2016	2015
Purchased software, computer and office equipment	$32,282	$25,178
Furniture and fixtures	3,557	2,757
Leasehold improvements	23,149	13,150
Equipment under capital lease obligations	1,034	984
Capitalized software development costs	37,736	25,845
Property and equipment at cost	97,758	67,913
Less: Accumulated depreciation and amortization	(49,811)	(28,502)
Property and equipment, net	$47,947	$39,411

Depreciation and amortization expense of property equipment and software, including depreciation on equipment under capital leases, was $25.0 million, $19.5 million and $8.7 million for the years ended December 31, 2016 and 2015 and the period from Inception to December 31, 2014, respectively. Of this amount, $15.7 million, $9.9 million and $4.3 million is included in cost of revenue for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, respectively, and $9.3 million, $9.6 million and $4.4 million is included in general and administrative expense for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, respectively, in the consolidated statements of net loss and total comprehensive loss.

5. Goodwill

Goodwill consisted of the following at December 31, 2016 and 2015:

(in thousands)	2016	2015
Balances as of January 1	$584,180	$595,683
Acquisition of Viralheat	—	1,610
Disposal of Vocus UK	—	(1,754)
Acquisition of PR Newswire	537,218	—
Disposal of Agility	(1,992)	—
Effects of foreign currency	(39,888)	(11,359)
Balances as of December 31	$1,079,518	$584,180

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

6. Other Intangible Assets

Other intangible assets consisted of the following at December 31, 2016 and 2015:

	2016
(in thousands)	Gross Carrying Value	Foreign Currency Translation	Accumulated Amortization	Net Carrying Value
Trade names and brand	$369,345	$(9,877)	$(30,551)	$328,917
Customer relationships	270,495	(29,898)	(110,094)	130,503
Purchased technology	120,007	(12,213)	(56,004)	51,790
Balances at December 31, 2016	$759,847	$(51,988)	$(196,649)	$511,210

	2015
(in thousands)	Gross Carrying Value	Foreign Currency Translation	Accumulated Amortization	Net Carrying Value
Trade names	$20,225	$(2,120)	$(5,737)	$12,368
Customer relationships	221,675	(8,363)	(73,679)	139,633
Purchased technology	94,067	(3,338)	(38,229)	52,500
Balances at December 31, 2015	$335,967	$(13,821)	$(117,645)	$204,501

Expense related to amortization of intangible assets for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 was $102.0 million, $84.6 million, and $37.0 million, respectively. Of this amount, $24.9 million, $24.7 million and $15.0 million is included in cost of revenue for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, respectively, and $77.1 million, $59.9 million and $22.0 million is included in general and administrative expense for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, respectively, in the consolidated statements of net loss and total comprehensive loss.

Years
Weighted average useful life at December 31, 2016
Trade names and brand	14
Customer relationships	6
Purchased technology	4

Future expected amortization of intangible assets at December 31, 2016 is as follows:

(in thousands)
Year ended December 31,
2017	$107,667
2018	89,116
2019	70,407
2020	50,097
2021	41,247
Thereafter	152,676
$511,210

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

7. Debt and Convertible Preferred Equity Certificates

Debt consisted of the following at December 31, 2016 and 2015:

	December 31, 2016
(in thousands)	Short Term	Long Term	Total
2016 First Lien Term Loan	$11,000	$1,083,500	$1,094,500
2016 Second Lien Term Loan	—	370,000	370,000
Revolving line of credit	—	33,475	33,475
Unamortized debt discount and issuance costs	—	(103,098)	(103,098)
Total credit facilities	11,000	1,383,877	1,394,877
Capital lease obligations	171	—	171
Balances at December 31, 2016	$11,171	$1,383,877	$1,395,048

	December 31, 2015
(in thousands)	Short Term	Long Term	Total
2014 First Lien Term Loan	$5,050	$493,175	$498,225
2014 Second Lien Term Loan	—	180,000	180,000
Note Purchase Agreement	—	39,048	39,048
Unamortized debt discount and issuance costs	—	(29,451)	(29,451)
Total credit facilities	5,050	682,772	687,822
Capital lease obligations	288	171	459
Balances at December 31, 2015	$5,338	$682,943	$688,281

The fair value of the Company’s First Lien Term Loan at December 31, 2016 and 2015 was $1,082 million and $493.2 million, respectively and the fair value of the Company’s Second Lien Term Loan at December 31, 2016 and 2015 was $364.9 million and $170.4 million, respectively. The fair value of the Company’s First and Second Lien debt was considered Level 2 in the fair value hierarchy. The fair value of other debt at both years approximated the carrying value.

The 2016 First Lien Credit Agreement

In June 2016, in connection with the PR Newswire acquisition, the Company entered into a $1,175.0 million credit agreement (the “2016 First Lien Credit Agreement”) with a syndicate of commercial lenders. The 2016 First Lien Credit Agreement consists of a revolving line of credit, which permits borrowings and issuances of letters of credit of up to $75.0 million (the “2016 Revolving Credit Facility”), a $1,100.0 million term loan facility (the 2016 First Lien Term Loan). The 2016 First Lien Term Loan matures on June 16, 2023 and the 2016 Revolving Credit Facility matures on June 16, 2021. Proceeds from the 2016 First Lien Term Loan, the 2016 Second Lien Term Loan (as defined below) and additional funds provided from issuances of CPECs to the Parent were used to fund the acquisition of PR Newswire and repay all amounts outstanding under the Company’s prior First Lien Credit Agreement (the “2014 First Lien Term Loan” and the “2014 Revolving Credit Facility”) and the Company’s prior Second Lien Credit Agreement (the “2014 Second Lien Term Loan”). Total amounts repaid was approximately $503.7 million.

As of December 31, 2016, the Company had $33.5 million in borrowings outstanding on the 2016 Revolving Credit Facility. As of December 31, 2015, the Company had no borrowings outstanding on the 2014 Revolving Credit Facility. The Company had $1.1 million in outstanding letters of credit under the 2016 Revolving Credit Facility at December 31, 2016. The Company had $1.2 million in outstanding letters of credit under the 2014 Revolving Credit Facility at December 31, 2015.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

7. Debt and Convertible Preferred Equity Certificates  – (continued)

Interest is charged on borrowings under the 2016 First Lien Credit Agreement, at the Company’s option, at a rate based on 1) the greater of 1% or the British Bankers Association LIBOR Rate in dollars or 2) a rate that is the highest of the prime lending rate, the federal funds rate plus 50 basis points, the one month LIBOR rate plus 1% or 2%, in each case plus an applicable margin. As of December 31, 2016 under the 2016 First Lien Credit Agreement and as of December 31, 2015 under the 2014 First Lien Credit Agreement, the applicable interest rate was 7.0%, and 6.0% respectively. Interest is due and payable when the LIBOR rate matures which can be in 30, 60, or 90 days from when the LIBOR rate is set. If the prime lending rate is used, then the interest is due and payable quarterly. Beginning on September 30, 2016 quarterly principal payments of $2.8 million are required on the 2016 First Lien Term Loan.

The obligations under the 2016 First Lien Credit Agreement are secured by substantially all of the assets of the Company. The 2016 First Lien Credit Agreement contains certain restrictive covenants including, among others, requirements of the Company’s net leverage ratio exceeding certain ratios quarterly related to operating results and net leverage. The net leverage ratio is determined by the ratio of total indebtedness to EBITDA adjusted for acquisition related costs and expenses. The Company was in compliance with these covenants as of December 31, 2016.

The Company incurred approximately $81.9 million in financing costs in connection with the 2016 First Lien Credit Agreement, which were offset against the debt. All financing costs are being amortized to interest expense over the term of the 2016 First Lien Credit Agreement. In connection with the repayment of all amounts outstanding under the Company’s 2014 First Lien Credit Agreement, the Company expensed approximately $16.3 million of deferred financing costs that remained unamortized at the payoff date.

2016 Second Lien Credit Agreement

In June 2016, in connection with the PR Newswire acquisition, the Company entered into a $370.0 million credit agreement (the “2016 Second Lien Credit Agreement”) with a syndicate of commercial lenders. The 2016 Second Lien Credit Agreement matures on January 16, 2024.

In connection with the Vocus acquisition in 2014, the Company entered into a $115.0 million Second Lien Credit Agreement (the “2014 Second Lien Credit Agreement”). The 2014 Second Lien Credit Agreement had two draw down dates. The initial borrowing occurred at the Vocus acquisition during May 2014 for $75.0 million (“Second Lien Initial Borrowing”) and the second draw down occurred in October 2014 for $40.0 million (“Second Lien Delayed Draw Borrowing”).

In connection with the Gorkana acquisition in 2014, the 2014 Second Lien Credit Agreement was amended to increase borrowing capacity for the 2014 Second Lien Credit Agreement by $65.0 million for a total capacity of the 2014 Second Lien Term Loan of $180.0 million. The incremental borrowing occurred in October 2014.

Interest is charged on borrowings under the 2016 Second Lien Credit Agreement, at the Company’s option, at a rate based on 1) the greater of 1% or the British Bankers Association LIBOR Rate in dollars or 2) a rate that is the highest of the prime lending rate, the federal funds rate plus 50 basis points, the one month LIBOR rate plus 1% or 2%, in each case plus an applicable margin. As of December 31, 2016 under the 2016 Second Lien Credit Agreement, the applicable interest rate was 10.5%. As of December 31, 2015 under the 2014 Second Lien Credit Agreement, the applicable interest rate was 9.5%. Interest is due and payable when the LIBOR rate matures which can be in 30, 60, or 90 days from when the LIBOR rate is set. If the prime lending rate is used, then the interest is due and payable quarterly. The Second Lien Credit Agreement has no required principal payments and the balance is due in full at maturity.

The obligations under the 2016 Second Lien Credit Agreement are secured by substantially all of the assets of the Company. The 2016 Second Lien Credit Agreement contains certain restrictive covenants including, among others, requirements of the Company’s net leverage ratio exceeding certain ratios quarterly related to

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

7. Debt and Convertible Preferred Equity Certificates  – (continued)

operating results and net leverage. The net leverage ratio is determined by the ratio of total indebtedness to EBITDA adjusted for acquisition related costs and expenses. The Company was in compliance with these covenants as of December 31, 2016.

The Company incurred approximately $24.0 million in financing costs in connection with the 2016 Second Lien Credit Agreement, which were offset against the debt. All financing costs are being amortized to interest expense over the term of the 2016 Second Lien Credit Agreement. In connection with the repayment of all amounts outstanding under the Company’s 2014 Second Lien Credit Agreement, the Company expensed approximately $2.4 million deferred financing costs that remained unamortized at the payoff date. Total amounts repaid was approximately $180.0 million.

The repayment of the 2014 First Lien Term Loan and 2014 Revolving Credit facility followed by the execution of the 2016 First Lien Credit Agreement was evaluated as a debt modification versus an extinguishment under the applicable guidance. As a result the Company recorded a loss on extinguishment of debt of $23.6 million during the year ended December 31, 2016.

2014 Loan Authorization Agreement

In May 2014, in connection with the Vocus acquisition, the Company entered into a $135.0 million revolving loan authorization agreement (“2014 Loan Authorization Agreement’) with a commercial lender. The 2014 Loan Authorization Agreement was repayable on demand.

As of December 31, 2016 and 2015, the Company had no borrowings outstanding under the 2014 Loan Authorization Agreement. Interest was charged on borrowings under the 2014 Loan Authorization Agreement, at the Company’s option, at a rate based on 1) the British Bankers Association LIBOR Rate plus 3% in dollars or 2) the prime commercial rate plus 25 basis points.

The Company incurred approximately $0.2 million in deferred financing costs in connection with the Loan Authorization Agreement which was included in interest expense in the consolidated statements of net loss and total comprehensive loss for the period ended December 31, 2015 as it was repayable on demand.

2014 Commercial Credit Agreement

In June 2014, the Company entered into a $60.0 million credit agreement (the “2014 Commercial Credit Agreement”) with a commercial lender. The 2014 Commercial Credit Agreement consisted of a revolving line of credit which permitted borrowings and issuances of letters of credit of $10.0 million (Revolving Credit Agreement) and a $50.0 million term loan facility (the Term Credit Agreement).

Interest was charged on borrowings under the 2014 Commercial Credit Agreement, at the Company’s option, at a rate based on 1) the greater of 1% or the British Bankers Association LIBOR Rate in dollars or 2) a rate that is the higher of the prime rate or the federal funds rate plus 50 basis points, in each case plus an applicable margin that varies depending upon the Company’s consolidated leverage ratio, as defined.

The obligations under the 2014 Commercial Credit Agreement were secured by certain assets of the Company. The Credit Agreement contains certain restrictive covenants including, among others, requirements related to operating results and leverage.

The Company incurred approximately $1.0 million in financing costs in connection with the 2014 Commercial Credit Agreement. Borrowings under the 2014 Commercial Credit Agreement were fully repaid in October 2014. The remaining deferred financing costs were expensed in full through the consolidated statements of operations at that time.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

7. Debt and Convertible Preferred Equity Certificates  – (continued)

Note Purchase Agreement

In January 2015, the Company entered into a $35.0 million note purchase agreement (the “Note Purchase Agreement”) with a commercial lender. The Note Purchase Agreement was paid in full in connection with the acquisition of PR Newswire in June 2016.

Interest was charged on borrowings under the Note Purchase Agreement at a rate of 11.75% per annum. Interest was due quarterly and paid with additional notes (“PIK Interest”). The outstanding balance of the Note Purchase agreement including the PIK Interest was $39.1 million as of December 31, 2015.

The Company incurred approximately $1.1 million in financing costs in connection with the Note Purchase Agreement, which were offset against the debt. In addition, the Company incurred approximately $0.6 million in other issuance costs, which are included as other assets on the accompanying consolidated balance sheet. All financing costs were amortized to interest expense over the term of the Note Purchase Agreement during the years ended December 31, 2015 and December 31, 2016. This Note was paid off in connection with the 2016 Credit Agreement. Total amounts repaid was approximately $41.2 million.

Convertible Preferred Equity Certificates

Convertible Preferred Equity Certificate (“CPEC”) activity since inception is as follows:

$’000
Issued durinng 2014	257,636
Yield accreted for 2014	1,457
Balance at December 31, 2014	259,093
Issued during 2015	2,821
Yield accreted for 2015	2,583
Balance at December 31, 2015	264,497
Issued during 2016	165,525
Yield accreted for 2016	13,934
Yield paid in 2016	(854)
Balance at December 31, 2016	$443,102

During the year ended December 31, 2016, CPECs with a contractual redemption value of $40.0 million were issued to the Parent in connection with the acquisition of PR Newswire, in exchange for the contribution by the Parent to the Company of a pro rata share of net assets in PR Newswire valued at $29.5 million. As the CPECs are contractually puttable by the Company’s Parent for cash at any time at their redemption value, the Company recorded an immediate non cash accretion expense of $10.5 million.

Other Term Loans

In connection with the Vocus acquisition, the Company inherited certain loans principally with the State of Maryland. The borrowings bore interest at an annual rate 3.0%. During the year ended December 31, 2015, the loans were paid in full and no other conditions are required.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

7. Debt and Convertible Preferred Equity Certificates  – (continued)

Future Minimum Principal Payments

Future minimum principal payments of debt, excluding CPECs, as of Decembers 31, 2016 are as follows:

(in thousands)
Year ended December 31,
2017	$11,171
2018	11,000
2019	11,000
2020	11,000
2021	11,000
Thereafter	1,442,975
$1,498,146

Interest expense for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 was as follows:

(in thousands)	2016	2015	2014
First Lien Term Loan	$56,352	$30,499	$10,786
Second Lien Term Loan	29,408	17,338	6,391
Loan Authorization Agreement	—	81	1,903
Revolving line of credit	1,198	—	148
Accretion of debt discount and deferred financing costs	13,445	5,972	3,519
Credit Agreement	—	—	1,114
Note Purchase Agreeement	2,170	4,048	—
Accretion of Convertible Preferred Equity Certificates due to Parent	10,500	—	—
Yield on Convertible Preferred Equity Certificates due to Parent	2,579	2,583	1,457
Commitment fees and other	2,345	877	3,090
Total Interest Expense	$117,997	$61,398	$28,408

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

8. Stockholders’ Equity

Common stockholders are entitled to vote on all matters submitted to a vote of the Company’s stockholders. The majority of the outstanding share capital of the Company (85%) is owned by the Company’s Parent. Distribution rights to the holders of the remaining 15% are restricted to par value multiplied by LIBOR plus 2%. As of December 31, 2016 and 2015, the Company’s authorized, issued and outstanding share capital with a par value of $0.001 per share is as follows:

	2016 Shares	2015 Shares
Mandatorily redeemable Class A-1 shares	6,448	6,448
Mandatorily redeemable Class C-2 shares	5,498,677	5,498,677
Total mandatorily redeemable shares	5,505,136	5,505,136
Class B-1 shares	6,448	6,448
Class C-1 shares	1,957,845	1,957,845
Class V shares	20,000,000	20,000,000
Total non mandatorily redeemable shares	21,964,293	21,964,293
Total shares authorized, issued and outstanding	27,469,429	27,469,429

All classes of shares, except for the Class C-2 shares, outstanding at December 31, 2016 and December 31, 2015 are held by the Parent. The rights of each class of shares is as follows:

Voting

Each share held entitles the holder to one vote.

Transferability

All shares are transferable except for the Class C-2 shares. The Class C-2 shares are only transferable at the discretion of the Parent or upon sale of the Parent.

Redemption

The Company may redeem any or all the outstanding share capital at any time, upon a vote of the Board of Directors. The Board of Directors is controlled by the Parent. Any redemption payments must follow the sequencing of distributions described below. As a result of this right, the Company has classified its Class A-1 and Class C-2 shares as mandatorily redeemable with an aggregate redemption amount at December 31, 2016 of $0.7 million. All shares ranking junior to the Class C-2 shares, namely the Class B-1, C-1, and V shares, are held by the Parent and participate in any remaining distributions on a pro rata basis with no upper limit and thus are not considered mandatorily redeemable.

Rights to a Distribution (Including a Final Dissolution of the Company)

Holders of all the classes of shares are entitled to distributions from the Company at the discretion of the shareholders, after payments of any debt amounts due, including the redemption or payment of Convertible Preferred Equity Certificates provided that distributions follow the sequencing below. In addition, distributions cannot be made in excess of 95% of the Company’s net profits until the cumulative undistributed amounts equals at least 10% of the equity of the Company.

Amounts to be distributed are payable first to the holders of the Class A-1 shares until the holders of the Class A-1 shares have received an amount equal to the amount that would be received by the holders of the Parent’s Class A-1 LP units at December 31, 2016. This amount is $0.7 million.

After amounts have been paid to the Class A-1 shareholders, the Class C-2 shareholders will be entitled to an amount equal to the nominal value of the Class C-2 shares multiplied by LIBOR plus 2%.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

8. Stockholders’ Equity  – (continued)

After amounts have been paid to the Class C-2 shareholders, the Class B-1 and Class C-1 shareholders will be entitled to receive an amount equal to the amount that would be received by the Parent’s Class B-1 and C-1 LP Units which share in residual distributions in tandem based on a formula with no ceiling. As a result of the Parent holding all the Class B-1 and C-1 shares, this results in the Parent receiving 100% of any residual distribution. Finally, after amounts have been paid to the Class C-1 shareholders, the Class V shareholders will be entitled to receive an amount, on a pro rata basis, the remaining outstanding amount of assets remaining for distribution.

9. Equity-Based Compensation

The membership interests of the Company’s Parent, Canyon Holdings Cayman LP are denominated in units (the “Units”) of which there are three classes: Class A Units, Class B Units and Class C Units.

The Parent grants Class C Units (the “Class C Unit Grants”) to certain key employees of the Company for zero consideration. These Class C Units represent Profits Interests. Holders of the Class C Units are permitted to receive distributions only after specified amounts have been paid to the senior holders of Class A, Class B and Class C Units of the Parent.

Pursuant to the terms of the Parent’s limited partnership agreement, holders of Class C Units generally participate only in liquidating distributions by the Parent, and then, only to the extent vested. The Class C Unit grants are subject to the terms of the respective agreements with the executives, but generally vest 6.25% per quarter following the date of grant contingent on the individual continuing to provide services to the Company. Unvested awards immediately vest upon a change in control of the Parent. Compensation expense related to these awards is measured based on the value of the unit on the date of grant.

Certain Class C Unit grants were made in 2016, 2015 and 2014 for zero consideration with yearly vesting, however these awards have a fixed dollar threshold which provides the holder only for an interest in the appreciation in value of the Parent over this amount (a “Participation Threshold”). Class C Unit distributions are therefore reduced up to the amount of such Participation Threshold until the aggregate amount of all such reductions equals the amount of distributions to which the holders of Class C Units would be entitled to receive if, immediately prior to the issuance of such Class C Unit, the net assets of the Parent were sold at their fair market value and the proceeds were distributed in accordance with the Parent’s partnership agreement

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

9. Equity-Based Compensation  – (continued)

The following table summarizes the Parent’s Class C Unit award activity since inception:

	Units Outstanding	Weighted- Average Remaining Vesting Term (Years)	Weighted- Average Participation Threshold $
Class C Units granted during 2014:
No Participating Threshold	6,653,850	3.3
$3.09 Participating Threshold	1,941,000	3.9
Total Class C Units granted during 2014	8,594,850	3.4	$0.70
Outstanding units at December 31, 2014	8,594,850	3.4	$0.70
Class C Units granted during 2015:
$3.09 Participating Threshold	3,180,845	3.1
$7.79 Participating Threshold	1,792,985	3.3
Total Class C Units granted during 2015	4,973,830	3.2	$4.77
Class C Units forfeited during 2015	(1,571,195)		$5.15
Outstanding units at December 31, 2015	11,997,485	2.6	$1.81
Class C Units granted during 2016:
$3.09 Participating Threshold	3,175,679	3.5
$4.25 Participating Threshold	1,919,500	3.6
Total Class C Units granted during 2016	5,095,179	3.5	$3.53
Class C Units forfeited/repurchased during 2016	(4,853,169)		$1.91
Outstanding units at December 31, 2016	12,239,495	2.4	$2.48
Vested units at December 31, 2014	1,247,597		$—
Vested units at December 31, 2015	3,728,198		$0.68
Vested units at December 31, 2016	4,691,959		$1.47

Upon termination of employment of the employee, the unvested Class C Units are forfeited and the vested Class C Units are subject to a right of repurchase by the Parent at a price equal to the fair market value of the award. That repurchase price equals the distribution that terminated employee would have been entitled to receive if the net assets of the Parent were liquidated at the date of repurchase. Repurchase activity inception to date has been insignificant. As of December 31, 2016, there remained 999,232 Class C Units available for future grant.

The Company recognized equity-based compensation costs of $5.3 million and $5.3 million relating to Class C Unit awards for the years ended December 31, 2016 and 2015, and $2.0 million for the period from Inception to December 31, 2014, which is included in general and administrative expense in the accompanying consolidated statements of net loss and total comprehensive loss. The total fair value of the Class C Units vested during 2016, 2015 and 2014 was $12.4 million, $10.7 million and $2.4 million, respectively. As of December 31, 2016 $11.9 million of remaining unrecognized compensation cost is expected to be recognized over the weighted-average remaining requisite period of 2.4 years.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

9. Equity-Based Compensation  – (continued)

Equity based compensation by department for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 is as follows:

(in thousands)	2016	2015	2014
Cost of revenue	$277	$258	$—
Selling and marketing	255	228	—
R&D	551	457	—
G&A	4,218	4,352	1,950
Total equity based compensation expense	$5,301	$5,294	$1,950

As discussed in Note 3, a number of non-vested equity awards of Vocus were elected to be cash settled by the Company following the acquisition of Vocus. This resulted in compensation expense of $30.0 million reflected in general and administrative expense in the consolidated statements of net loss and total comprehensive loss for the period from Inception to December 31, 2014.

10. Employee Benefit Plans

The Company sponsors defined-contribution, profit-sharing and other benefit plans in the United States, Canada, the United Kingdom and France. Total expense for the plans for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 related to defined contribution plans, were approximately $4.4 million, $2.2 million, and $0.9 million respectively.

CNW Retirement Plans

Employees of CNW participate in a defined benefit pension plan component. The defined benefit plan has been closed to new participants since 2006. In addition, CNW maintains a non-registered defined benefit pension plan for a former executive, which provides benefits in excess of those payable from the registered defined benefit plan. The actuarial cost method used for the valuation of the defined benefit post-employment benefits is the present value of the benefits expected to be paid. CNW's contributions to defined contribution plans are expensed as incurred. The net periodic pension expense recognized for CNW’s defined benefit plan for the period since the date of acquisition of PR Newswire through December 31, 2016 was $0.3 million.

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

The following table summarizes the benefit obligation, plan assets and the funded status of CNW’s two defined benefit plans at December 31, 2016 and for the period since acquisition ending December 31, 2016 (in thousands):

(in thousands)	2016
Change in benefit obligation
Benefit obligation balance at June 16, 2016:	$11,758
Service cost	118
Interest cost	219
Participant contributions	22
Actuarial gain/(loss)	(134)
Benefits paid	(185)
Currency translation	(386)
Benefit obligation balance at December 31, 2016	$11,412

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

10. Employee Benefit Plans  – (continued)

(in thousands)	2016
Change in benefit obligation
Fair value of plan assets at June 16, 2016	$10,101
Return on Plan assets	(850)
Employer contributions	289
Participant contributions	22
Benefits paid	(185)
Currency translation	(439)
Fair value of plan assets at December 31, 2016	$8,937

The amount recognized in the consolidated balance sheets as long term pension obligation as of December 31, 2016 was $2.5 million. The amount of net actuarial loss recognized in other comprehensive loss for the period ended December 31, 2016 was $0.5 million. Substantially all of the Plan’s assets consist primarily of a pooled fund, which is primarily invested in government and corporate bonds. They are valued using models with inputs including interest rate curves, credit spreads and volatilities. The inputs that are significant to valuation are generally observable and therefore the assets within the pooled fund have been classified as Level 2. The fair value reflects the proportionate share of the fair value of the investments held in the underlying pooled fund.

Assumptions

Weighted-average assumptions used to determine the benefit obligation reflected in the consolidated balance sheets and the net periodic pension cost in the consolidated statements of comprehensive loss were as follows:

2016
Discount rate	4.1%
Rate of compensation increase	3.5%
Expected return on Plan assets	2.0%

The long-term rates of return are determined based on the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic forecasts, among other factors, and are evaluated annually and adjusted as necessary.

Other disclosures related to the CNW defined benefit pension plans have not been included as the amounts are immaterial.

11. Investment in Unconsolidated Affiliate

Pursuant to the acquisition of PR Newswire in June 2016, the Company became the owner of a 50% interest in a joint venture with ANP Pers Support B.V in ANP Pers Support v.o.f. (“ANPps”). This investment in an unconsolidated affiliate is accounted for by the equity method. The Company’s allocation of net income from ANPps was $0.2 million and is included in earnings of unconsolidated affiliate for the year ended December 31, 2016 in the consolidated statements of comprehensive loss.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

12. Income Taxes

For the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, the U.S. and foreign components of loss before income taxes were as follows:

(in thousands)	2016	2015	2014
US	$(140,443)	$(60,980)	$(122,294)
Foreign	(13,660)	(33,171)	(17,678)
Total loss before income taxes	$(154,103)	$(94,151)	$(139,972)

For the years ended December 31, 2016, 2015 and period from Inception to December 31, 2014 the benefit from income taxes consisted of the following:

(in thousands)	2016	2015	2014
Current expense
Federal	$419	$570	$491
State	1,260	714	255
Foreign	9,123	3,128	1,186
Total current expense	10,802	4,412	1,932
Deferred benefit
Federal	(54,550)	(2,442)	(27,612)
State	(5,805)	1,632	(3,109)
Foreign	(6,138)	(7,209)	(2,221)
Total deferred benefit	(66,493)	(8,019)	(32,942)
Total benefit from income taxes	$(55,691)	$(3,607)	$(31,010)

The Company’s effective tax rate for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 was 36.1%, 3.8% and 22.2%, respectively. The Company is a Luxembourg entity with a 29.2% statutory tax rate with subsidiaries in various jurisdictions including the U.S., Sweden, and United Kingdom. The Company’s effective tax rate differed from the Cayman statutory rate as a result of the foreign statutory rates in the U.S., Sweden, and the U.K., as well as certain nondeductible expenses, including transaction costs and stock based compensation. In addition, differences were caused by U.S. state income taxes, as well as the need for valuation allowance for certain U.S. federal deferred tax assets.

For the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014, the Company’s effective tax rate was as follows:

	2016%	2015%	2014%
Luxembourg statutory rate	29.22	29.22	29.22
State income taxes, net of US federal benefit	1.92	(2.20)	1.32
Expense from different foreign tax rates	4.98	(1.11)	3.56
Change in valuation allowance	10.15	(17.22)	(0.94)
Nondeductible expenses	(9.70)	(5.17)	(10.05)
Other	(0.43)	0.33	(0.96)
Effective tax rate	36.1%	3.8%	22.2%

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

12. Income Taxes  – (continued)

The Company’s deferred tax components consisted of the following at December 31, 2016 and 2015:

(in thousands)	2016	2015
Deferred tax assets
Net operating loss carryforwards	$42,206	$43,842
Allowance for doubtful accounts	2,043	171
Accrued expenses	6,936	1,920
Deferred interest	47,943	14,217
Deferred revenue	2,526	1,177
Transaction costs	3,215	4,940
Tax credits	4,065	2,452
Other	4,008	4,118
Total deferred tax assets	112,942	72,837
Valuation allowance	(3,437)	(19,017)
Net deferred tax assets	109,505	53,820
Deferred tax liabilities
Capitalized software development costs	(5,707)	(5,595)
Fixed assets	(3,075)	(3,378)
Goodwill and intangible assets	(182,251)	(62,335)
Other	(1,681)	(1,079)
Total deferred tax liabilities	(192,714)	(72,387)
Net deferred tax liability	$(83,209)	$(18,567)
Disclosed as
Deferred tax asset – long term	$—	$32
Deferred tax liability – long term	(83,209)	(18,599)
Net deferred tax liability – long term	$(83,209)	$(18,567)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company assessed the realizability of deferred tax assets and whether it is more likely than not that a portion, or all, of the deferred tax assets can be realized. Management considers the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment. As part of the 2014 purchase accounting, management concluded that a valuation allowance was required for deferred tax assets in Sweden and certain pre-acquisition net operating losses in the United Kingdom. During 2015 management has also concluded that a valuation allowance was required for the U.S. Federal deferred tax assets, net of Federal deferred tax liabilities excluding deferred tax liabilities relating to indefinite lived intangibles. In 2016, management has concluded that the valuation allowance on the U.S. federal deferred tax assets is no longer required as a result of the deferred tax liabilities established in the acquisition of PR Newswire. The reversal of such deferred tax liabilities will allow for the realizability of the US deferred tax assets.

At December 31, 2016, the Company has not provided for income taxes on the $28.5 million of undistributed earnings of its foreign subsidiaries as they are considered permanently reinvested. As a Luxembourg holding company, The majority of the undistributed earnings of subsidiaries can be distributed to the Company without additional taxation, and the Company has therefore determined that the deferred tax liability associated with a distribution of the undistributed earnings would be immaterial.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

12. Income Taxes  – (continued)

As of December 31, 2016, the Company has net operating loss carryforwards (NOL) for federal and state tax purposes of approximately $98.3 million and $80.0 million, respectively, which will expire between 2031 and 2036. The Company also has $1.4 million of federal and state tax credits that will expire at varying times between 2015 and 2033 and $2.0 million of federal alternative minimum tax credits that have no expiration date. The Company has foreign net operating losses of $22.3 million of which the majority do not expire.

As of December 31, 2015, the Company has net operating loss carryforwards (NOL) for federal and state tax purposes of approximately $109.5 million and $73.1 million, respectively, which will expire between 2029 and 2035. The Company also has $1.4 million of federal and state tax credits that will expire at varying times between 2015 and 2033 and $0.9 million of federal alternative minimum tax credits that have no expiration date. The Company has foreign net operating losses of $27.6 million of which the majority do not expire.

Certain of the Company’s federal and state NOL carryforwards are subject to annual limitations under Section 382 of Internal Revenue Code. Based on the purchase price for the U.S. companies, the limitations imposed under Section 382 will not preclude the Company from realizing these NOLs.

The Company assessed the need to record an accrual for uncertain tax positions. The Company recognizes the effects of income tax positions only if those positions are more likely than not of being sustained. As such, the Company has recorded a liability for uncertain tax positions associated primarily associated with tax credits and transfer pricing in the amount of $2.6 million as of December 31, 2015 and $2.9 million as of December 31, 2016.

The Company does not expect unrecognized tax benefits to change significantly over the next twelve months, and the entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate The Company recognizes interest and penalties related to uncertain tax positions in the consolidated financial statements as a component of the income tax provision, and has accrued $0.7 million for interest and penalties as of December 31, 2016. The Company files income tax returns in the U.S. and various states, the United Kingdom, Canada, Sweden and other foreign jurisdictions and is subject to U.S. federal, state, and foreign tax examinations for years ranging from 2011 to 2016.

13. Net Loss Per share

The Company evaluates and allocates net loss per share to the Class A-1, B-1, C-1, C-2 and V using the two-class method required for multiple classes of stock. The Company’s CPECs are non participating securities. The Class A-1 and Class C-2 shares due to their redemption features, have been excluded from any allocation of losses for all periods presented.

The Class B-1, C-1 and Class V shares are all held by the Company’s Parent. Prior to the issuance of the Class B-1 and Class C-1 shares in September 2015, the only participating security outstanding was the Class V shares and therefore was allocated all losses for the periods the Class V shares were outstanding to that point. Following the issuance to the Parent of the Class B-1 and Class C-1 shares, which rank senior to the Class V shares in any distributions or redemption, the Class V shares, also owned by the Parent, ceased to participate in any losses. From that date losses have been allocated to the Class B-1 and Class C-1 shares. The amounts available for distribution of the Company are allocated to the Class B-1 and Class C-1 shares on a basis equivalent to the relative amounts that these holders would have received if they held Class B-1 and C-1 Units in the Company’s Parent. This basis is described in the Parent’s Partnership Agreement. In the absence of any contractual provisions that dictate otherwise, the Company has allocated losses using the same formula for the allocation of amounts available for distribution. The Partnership Agreement provides for amounts available for distribution to be allocated together and in tandem to the Class B-1 and Class C-1 Units based on a ratio.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

13. Net Loss Per share  – (continued)

For the period from issuance of the Class B-1 and C-1 shares through to July 1, 2016, the Partnership Agreement provides for 87% of the losses to be allocated to the Class B-1 holders and the remaining 13% to be allocated to the Class C-1 holders. For periods after August 1, 2016, the Partnership Agreement provides for 93% of the losses to be allocated to the Class B-1 holders and the remaining 7% to be allocated to the Class C-1 holders.

Basic net loss per share is computed by dividing net loss attributable to Class B-1, C-1 and V shareholders by the weighted-average number of participating shares of Class B-1, C-1 and V outstanding during the period.

For the calculation of diluted net loss per share, net loss per share attributable to common stockholders is adjusted by the effect of the potential conversion of the Convertible Preferred Equity Certificates. In the years ended December 31, 2016 and 2015 and the period from Inception to December 31, 2014 these potentially dilutive shares were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

(in thousands except share and per share data)	2016
	Class B-1	Class C-1
Numerator:
Net loss	$(88,169)	$(10,265)
Accretion of Series A yield	(30)	(22)
Total net loss attributable to participating securities	(88,199)	(10,287)
Denominator:
Weighted average shares outstanding – basic and diluted	6,448	1,957,845
Net loss per share – basic and diluted	$(13,673.83)	$(5.24)

	2015
	Class B-1	Class C-1	Class V
Numerator:
Net loss	$(27,882)	$(4,166)	$(58,496)
Denominator:
Weighted average shares outstanding – basic and diluted	6,448	1,957,845	20,000,000
Net loss per share – basic and diluted	$(4,324.09)	$(2.13)	$(2.92)

2014
Class V
Numerator:
Net loss	(108,962)
Less: Loss attributable to non controlling interest	2,834
Net loss attributable to Canyon Holdings S.a.r.l. shareholders	$(106,128)
Denominator:
Weighted average shares outstanding – basic and diluted	20,000,000
Net loss per share – basic and diluted	$(5.31)

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

14. Related Party Transactions

The Company is party to a professional services agreement with the majority owner of its parent. The Company incurred approximately $0.6 million for the years ended December 31, 2016 and December 31, 2015 and incurred $0.4 million related to this agreement for the period from Inception to December 31, 2014. Upon consummation of an IPO, the professional services agreement terminates.

Certain transactions between the Company and its Parent have been described elsewhere in these consolidated financial statements.

15. Commitments and Contingencies

The Company has various non-cancelable operating leases, primarily related to office real estate, that expire through 2035 and generally contain renewal options for up to five years. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate as a component of rent expense which is recognized on a straight-line basis over the terms of occupancy. As of December 31, 2016 and 2015, deferred rent of $9.4 million and $9.4 million, respectively, is included in other liabilities.

The Company also leases computer and office equipment under non-cancelable capital leases and other financing arrangements that expire through 2017.

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2016 are as follows:

(in thousands)	Operating Leases	Capital Leases
2017	$12,348	$175
2018	10,460	—
2019	12,023	—
2020	11,257	—
2021	8,859
Thereafter	26,885
Total future minimum payments	$81,832	175
Less: Amount representing interest		(4)
Less: Current portion		(171)
Long-term capital lease obligation		$—

Rent expense was $13.9 million, $9.4 million and $5.8 million for the years ended December 31, 2016 and December 31, 2015 and the period from Inception to December 31, 2014, respectively.

Purchase Commitments

The Company entered into agreements with various vendors in the ordinary course of business. As of December 31, 2016, the minimum required payments in future years under these arrangements are as follows:

(in thousands)	Commitments
Year ended December 31,
2017	$12,196
2018	2,960
2019	459
2010	—
2021	—
Thereafter	—
$15,615

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

15. Commitments and Contingencies  – (continued)

Letters of Credit

As of December 31, 2016 and 2015, the Company had a total of $1.1 million and $1.2 million in letters of credit outstanding, respectively, substantially in favor of landlords for certain of its office spaces. These letters of credit do not require compensating balances and expire at various dates through March 2031.

Litigation and Claims

In the opinion of management based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position, the Company’s cash flows or results of operations of the Company if disposed of unfavorably.

16. Segment and Geographic Information

The Company has determined that its Chief Executive Officer is the Chief Operating Decision Maker as defined by ASC No. 280, Segment Reporting (“ASC 280”). The Company’s Chief Executive Officer and the Board of Directors review financial information presented on both a consolidated basis and on a geographic regional basis. Since its inception, the Company has completed several significant acquisitions and has expended significant efforts to provide an integrated set of software and services to all customers in all geographies. As a result of the long term qualitative and quantitative similar economic characteristics exhibited by the sale of an integrated set of products and services in all the Company’s regions, the Company has determined that its operating segments meet the criteria to be aggregated into one reportable segment.

The causes for variation among the Company's operating segments are the same and include factors such as (i) seasonality, (ii) price and cost fluctuations, (iii) number of competitors, and (iv) size of market opportunity. The composition of employees and the types of functions that they perform are similar for each operating segment. Finally, even though the Company periodically reorganizes the Company's operating segments based upon the completion of acquisitions and divestitures, and the experience and bandwidth of the senior executives in charge, the common financial goals for each operating segment remain constant.

Enterprise-wide information is provided in accordance with ASC 280. Geographical revenue information is based on revenue generated through the sale of products and services to customers located within the specified geography. Long-lived assets consist of property, plant and equipment. Property, plant and equipment information is based on the physical location of the assets at the end of each fiscal year.

Revenue by geography is based on the location of the subsidiary that executed the customer contract. The following table lists revenue and long lived assets, net by geographic region.

(in thousands)	2016	2015	2014
Revenue:
Americas – US	316,177	218,628	117,837
Rest of Americas	29,891	10,105	9,524
EMEA	110,225	105,225	42,753
APAC	11,479	—	—
	$467,772	$333,958	$170,114

Confidential Treatment Requested by Cision Ltd. under Rule 83

Canyon Holdings S.a.r.l. and its Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2016, December 31, 2015 and the Period February 11, 2014
(Inception) to December 31, 2014

16. Segment and Geographic Information  – (continued)

(in thousands)	2016	2015
Long-lived assets, net
Americas – US	1,188,000	543,801
Rest of Americas	115,223	1,957
EMEA	313,373	285,961
APAC	30,880	—
	$1,647,476	$831,719

17. Subsequent Events

Subsequent events have been evaluated by the Company for disclosure through April 12, 2017 the date of issuance of these financial statements.

On March 10, 2017, the Company sold substantially all of the assets of its Vintage corporate filings business for approximately $26.6 million in cash. The Company has continuing obligations to provide the purchaser with certain transition services for periods that could extend to July 2017.

On March 12 2017, the Company entered into a definitive agreement to acquire Bulletin Intelligence, LLC, Bulletin News Network, LLC, and Bulletin News Investment, LLC (collectively, “Bulletin Intelligence”) for a purchase price of approximately $57.0 million, exclusive of additional contingent consideration that can be earned by the sellers during the calendar years ending December 31, 2017 and December 31, 2018. The Bulletin acquisition was completed on March 27, 2017 and was funded from the Company’s cash, the issuance of Series A Units in the Parent to the sellers and an incremental $30.0 million from the Company’s 2016 First Lien Term Loan.

On March 19, 2017, the Company entered into a definitive agreement with Capitol Acquisition Corp. III (NASDAQ: CLAC; “Capitol”), a public investment vehicle, whereby the parties have agreed to merge, resulting in the Company becoming a publicly listed company. Under the terms of the proposed transaction, the combination will be effected through a “contribution and exchange” pursuant to which the Company will be contributed to a wholly owned subsidiary of Capitol (“Holdings”) that will become a publicly traded entity following a subsequent merger of a subsidiary of Holdings into Capitol.

18. Allowance for Doubtful Accounts and Deferred Tax Assets

The allowance for doubtful accounts and deferred tax assets for the years ended December 31, 2016, 2015 and the period from Inception to December 31, 2014 is as follows:

(in thousands)	Balance at Beginning of Year	Amounts Charged to Costs or Expense	Additions (Deductions)	Balance at End of Year
Allowance for doubtful accounts:
Period from Inception to December 31, 2014	$—	$(392)	$1,363	$971
Year Ended December 31, 2015	$971	$(1,397)	$1,674	$1,248
Year Ended December 31, 2016	$1,248	$(2,572)	$2,596	$1,272
Allowance for deferred tax assets:
Period from Inception to December 31, 2014	$—	$—	$12,648	$12,648
Year Ended December 31, 2015	$12,648	$16,294	$(9,925)	$19,017
Year Ended December 31, 2016	$19,017	$(15,315)	$(265)	$3,437

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

CONDENSED COMBINED BALANCE SHEETS
(in thousands)
(Unaudited)

	As of December 31, 2015	As of March 31, 2016
ASSETS
Current Assets
Cash and Cash Equivalents	$12,046	$6,508
Accounts Receivable, net of allowance of $4,786 and $4,338 at December 31, 2015 and March 31, 2016, respectively.	49,533	45,601
Due from Related Parties	78,326	35,011
Loans to Related Parties	166,804	48
Income Tax Receivable	1,666	2,292
Deferred Income Taxes	6,116	6,116
Other Receivables	1,021	685
Prepaids and Other Current Assets	4,772	8,997
Total Current Assets	320,284	105,258
Property and Equipment, net	12,481	11,979
Computer Software, net	15,244	15,972
Intangibles, net	1,513	1,629
Goodwill	123,578	123,957
Investment in Unconsolidated Affliate	5,349	5,250
Deferred Income Taxes	1,729	1,679
Other Assets	5,086	4,235
TOTAL ASSETS	$485,264	$269,959
LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$48,811	$41,725
Deferred Revenue	34,535	37,428
Due to Related Parties	256,124	220,215
Loans from Related Parties	688,490	659,157
Income Taxes Payable	518	1,126
Other Current Liabilities	438	558
Total Current Liabilities	1,028,916	960,209
Deferred Income Taxes	30,622	30,176
Pension Obligation	1,504	1,885
Other Liabilities	4,656	4,575
TOTAL LIABILITIES	1,065,698	996,845
STOCKHOLDERS’ DEFICIT
Capital	288,199	203,484
Accumulated Deficit	(854,775)	(917,668)
Accumulated Other Comprehensive Loss	(13,858)	(12,702)
Total Stockholders’ Deficit	(580,434)	(726,886)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$485,264	$269,959

The accompanying unaudited Notes to Condensed Combined Financial Statements are an integral part of these statements

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

CONDENSED COMBINED STATEMENTS OF OPERATIONS
(in thousands)
(Unaudited)

	For the Three Months Ended, March 31,
	2015	2016
Revenue	$75,617	$76,401
Operating Expenses	20,057	19,250
Selling, General and Administrative Expenses	40,987	39,754
Transaction Costs	—	759
Depreciation and Amortization	2,980	3,043
Operating Costs	64,024	62,806
Operating Income	11,593	13,595
Interest Income	19	19
Interest Income on Related Party Loans	1,049	238
Interest Expense on Related Party Loans	(3,415)	(4,051)
Other Income on Related Party Agreement	551	—
Equity in Earnings of Unconsolidated Affiliate	117	89
Income before Provision for Income Taxes	9,914	9,891
Provision for Income Taxes	3,816	3,601
Net Income	$6,097	$6,289

The accompanying unaudited Notes to Condensed Combined Financial Statements are an integral part of these statements

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(Unaudited)

	For the Three Months Ended, March 31,
	2015	2016
Net Income	$6,097	$6,289
Other Comprehensive (Loss) Income:
Foreign Currency Translation	(4,193)	1,380
Defined Benefit Plan Income, net of taxes	(54)	(224)
Comprehensive Income	$1,851	$7,446

The accompanying unaudited Notes to Condensed Combined Financial Statements are an integral part of these statements

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	For the Three Months Ended, March 31,
	2015	2016
Cash Flows from Operating Activities
Net Income	$6,097	$6,289
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	2,980	3,043
Provision for Doubtful Accounts and Credit Memos	337	110
Stock-Based Compensation Expense	264	186
Provision for Deferred Taxes	1,180	(565)
Taxes payable by Related Parties in Consolidated Filings	2,997	2,979
Equity in Earnings of Unconsolidated Affiliate	(117)	(89)
Other
Changes in Operating Assets and Liabilities
Accounts Receivable	(2,973)	3,898
Due from Related Parties – Current	2,840	593
Other Assets	(1,615)	(3,342)
Accounts Payables and Accrued Liabilities	(6,083)	(6,962)
Deferred Revenue	3,125	3,045
Other Liabilities – Current	658	89
Income Tax Receivable and Payable	(1,218)	83
Due to Related Parties – Current	10,476	2,334
Other Operating Assets and Liabilities	(2,024)	(15)
Net Cash Provided by Operating Activities	16,924	11,676
Cash Flows from Investing Activities
Purchases of Property and Equipment and Computer Software	(3,246)	(2,762)
Net Cash used in Investing Activities	(3,246)	(2,762)
Cash Flows from Financing Activities
Dividends to Related Parties	—	(918)
Capital Contribution from Related Party	—	5,888
Loan Repayments to Related Parties	—	(7,541)
Loan Repayments from Related Parties	—	1,556
Advances to Related Parties	(15,476)	(14,122)
Net Cash Used in Financing Activities	(15,476)	(15,137)
Effect of Exchange Rate Changes on Cash	1,395	685
Net Decrease in Cash and Cash Equivalents	(403)	(5,538)
Cash and Cash Equivalents
Beginning of Period	12,089	12,046
End of Period	$11,686	$6,508

The accompanying unaudited Notes to Condensed Combined Financial Statements are an integral part of these statements

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 1: Organization

PRN Group (“PRN” or the “Company”) does business as PR Newswire, a global leader in public relations and investor relations communications and related products and services.

Note 2: Basis of Presentation

The Condensed Combined Financial Statements of the Company include the operations of the PRN Group businesses that are being carved-out for divestiture which include the PRN operations of PR Newswire Europe Ltd. and subsidiaries (Benelux Ltd., Newsdesk International Ltd., PR Newswire Disclose Ltd., OIT Ltd., PR Agency Ltd. and PR Newswire Gmbh), PR Newswire Ltda., NotilogPRN Argentina SA, PR Newswire S de RL de CV, PR Newswire Argentina SA, Hors Antenne Holding SAS and its subsidiary, Hors Antenne SAS, Cyperus SA, PR Newswire Asia Ltd., PRN Business Consulting Co Ltd., PRN Middle East Ltd., PRN India, PRNnet, PRN Delaware and subsidiaries (Virtual Press Office and PRN Holdings Inc. and its subsidiary CNW Group Ltd. and subsidiaries (Health Response Ltd., CCNW Quebec Inc., DNA 13 Inc. and DNA 13 (US) Inc.)), Communities Holdings and PR Newswire Association LLC and subsidiaries (MultiVu LLC and eWatch LLC). On October 1, 2014, MultiVu LLC was merged into PR Newswire Association LLC. The PRN Group businesses are all under the common control of UBM plc.

The accompanying condensed combined carve-out financial statements reflect the assets and liabilities, operating results, and cash flows of PRN. The Condensed Combined Financial Statements include certain expenses of UBM plc, which were allocated for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, shared services, insurance, employee benefits and incentives, and stock-based compensation expense. These attributed expenses have been allocated to PRN on the basis of direct usage when identifiable, and for resources indirectly used by PRN, allocations were based on relative headcount, revenue, or other methodology, to reflect estimated usage by PRN. Management considers the allocation methodology and results to be reasonable for all periods presented. However, the financial information presented in these condensed combined carve-out financial statements may not reflect the combined financial position, operating results and cash flows of PRN had PRN been a separate stand-alone entity during the period presented. Actual costs that would have been incurred if PRN had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

The cash and cash equivalents held by UBM plc at the corporate level are not specifically identifiable to PRN, and therefore, were not allocated for any of the periods presented. Cash and cash equivalents in the accompanying Condensed Combined Balance Sheets primarily represent cash held locally by operations included in the condensed combined carve-out financial statements. UBM plc third-party debt, and the related interest expense has not been allocated for any of the periods presented as PRN was not the legal obligor of the debt and UBM plc’s borrowings were not directly attributable to these operations.

The accompanying Condensed Combined Financial Statements have been derived from the consolidated financial statements and accounting records of UBM plc. These Condensed Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates inherent in the preparation of the accompanying Condensed Combined Financial Statements include estimates regarding allowance for doubtful accounts and credit memos, potential outcome of uncertain tax positions, fair value of acquired assets and liabilities, fair value of equity-based compensation and pension benefit assumptions. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates. All intercompany balances and transactions between the operations of the carved-out businesses have been eliminated in the accompanying Condensed Combined Financial Statements. The income

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 2: Basis of Presentation  – (continued)

tax amounts in the accompanying Condensed Combined Financial Statements have been calculated based on a separate return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

The accompanying condensed combined carve-out financial statements have been prepared to assist in UBM plc’s divestiture of its PRN business and to demonstrate the historical results of operations, financial position, and cash flows of the PRN business that is being carved-out for the indicated periods under UBM plc management and do not include any accounts of entities that may be legally owned by any of the PRN entities but are not being included in any potential divestiture as they are not part of the PRN business.

Note 3: Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value.

Accounts Receivable and Allowance for Doubtful Accounts

As more fully discussed in Note 6, “Related Party Transactions”, the Company has historically factored substantially all of its trade accounts receivable from its U.S. businesses to a subsidiary of UBM plc. On December 31, 2015, this arrangement was terminated and the Company purchased 100% of previously factored outstanding accounts receivable.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. For accounts receivable not subject to the factoring program as well as any accounts receivable not yet factored, the Company maintains an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, the Company considers the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances. Accounts receivable may be fully reserved when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. As of March 31, 2016 there were no individual customers representing more than 10% of the Company’s outstanding gross accounts receivable balance. During the quarter ended March 31, 2016 there were no customers that accounted for more than 10% of revenue. In determining sales credit allowances, the Company analyzes historical trends, customer-specific factors and current economic trends. The Company records an allowance based on this information, as appropriate.

Long-lived Assets

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation or amortization. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Property and equipment are depreciated using the straight-line method. Computer hardware and equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Buildings are depreciated over a period of 20 years.

Computer Software

The Company develops various computer software applications for internal use including systems which support our internal business services and processes, our financial and administrative systems and systems which we use to provide services to our customers.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 3: Summary of Significant Accounting Policies  – (continued)

The Company expenses costs as incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, the application development stage, which includes design, coding and testing, begins. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs ceases when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred.

Computer software is amortized on a straight-line basis over a useful life of 3 to 5 years. Periodically, the Company reassesses the estimated useful lives of our computer software considering its overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

The Company assesses impairment of long-lived assets pursuant with ASC 360 — Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company has not recorded any impairment charges related to long-lived assets.

Goodwill and Intangible Assets

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The Company completes its goodwill impairment testing annually at year end. Intangible assets that have finite useful lives are amortized over their useful lives on a straight-line basis, ranging from three to ten years. Amortizable intangible assets are tested for impairment utilizing an income approach based on undiscounted cash flows upon the occurrence of certain triggering events and, if impaired, are written down to fair value. The Company did not identify any such triggering events during the three-months ended March 31, 2016.

Investment in Unconsolidated Affiliates

The Company’s investment in an unconsolidated affiliate over which the Company has significant influence is accounted for under the equity method of accounting. The investment is carried at the cost of acquisition plus the Company’s equity in undistributed income of the unconsolidated affiliate. The Company regularly reviews its equity method investment for impairment. The Company evaluates information such as budgets, business plans and financial statements of its equity method investee in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses. See Note 5, “Investment in Unconsolidated Affiliate”.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 3: Summary of Significant Accounting Policies  – (continued)

The carrying amounts for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity. The carrying amount of certain pension assets are recorded as Level 2 assets.

Foreign Currency Translation

Assets and liabilities of foreign affiliates with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using year-end exchange rates, while results of operations are translated at average exchange rates for the year. The Company’s foreign affiliates use the local currency as the functional currency. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Income in the Condensed Combined Balance Sheets. The Company does not hedge foreign currency translation risk in the net assets and income reported from these sources.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the contract fee is fixed or determinable, delivery or performance has occurred and collectability is reasonably assured. If at the outset of an arrangement, the Company determines that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. The Company reports revenue net of sales and other taxes collected from our customers.

The Company’s distribution services are sold either through fixed-term contracts whereby customers are allotted a predetermined number of service units or through contracts where customers order units as needed. For fixed-term contracts, revenue is recognized on a straight-line basis over the term of the contract. For contracts where customers order units as needed, revenue is recognized upon fulfillment of the customer order.

Certain of the Company’s services such as broadcast and webcast production, translation services and EDGAR filing services require the Company to make a specific singular performance. For these services, revenue is recognized when the specific performance is completed. The Company’s XBRL filing services are sold through contracts where the Company is obligated to make a certain number of filings on behalf of the customer with the U.S. Securities and Exchange Commission (the “SEC”). For this service, revenue is recognized as each filing is made by the Company.

Certain of the Company’s services such as its workflow platform and its hosted microsites are sold through fixed-term contracts where the Company is obligated to make the services available to the customer over the contract term. Customers can access these services without limitation over the contact term. For these services, revenue is recognized on a straight-line basis over the contract term.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales. Deferred revenue is included in current liabilities in the Condensed Combined Balance Sheets and is subsequently recognized as revenue in accordance with the Company’s revenue recognition policies.

Multiple Element Arrangements

Certain of the Company’s services are sold as multiple-element arrangements. Revenues subject to these arrangements represent less than 5% of total revenues for the quarter ended March 31, 2016. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. Most product and service deliverables qualify as separate units of accounting and can be sold stand-alone or in various combinations. A deliverable constitutes a separate unit of accounting when it has stand-alone value and there are no customer-negotiated refunds or return rights for the delivered items. If the arrangement includes a customer-negotiated refund or return right relative to the delivered items, and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered item constitutes a separate unit of accounting. If the deliverable or a group of deliverables meet the separation

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 3: Summary of Significant Accounting Policies  – (continued)

criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative selling price. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

The Company determines the selling price for each deliverable using vendor-specific objective evidence (“VSOE”), if it exists, third-party evidence (“TPE”) if VSOE does not exist, or best estimated selling price (“BESP”) if neither VSOE nor TPE exist. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. The Company determines VSOE of a deliverable by monitoring the price at which the Company sells the deliverable on a stand-alone basis to a third party. In certain instances, the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements due to infrequent selling each element separately, not pricing products or services within a set range, or only having a limited sales history. Where the Company is unable to establish VSOE, the Company may use the price at which the Company or a third party sells a similar product to similarly situated customers on a stand-alone basis. When the Company is not able to establish selling prices by using VSOE or TPE, the Company establishes the BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the solution were sold on a stand-alone basis.

Operating Expenses

Operating expenses include the costs incurred in connection with the fulfillment of the Company’s products and services and includes compensation and benefits for operational staff and costs of third-party service providers.

Transaction Costs

Transaction costs include professional fees incurred in connection with the planned divestiture of PRN.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line rent expense is calculated initially from the date the Company obtains possession of the leased premises through the expected lease termination date.

Defined Benefit Pension Plans

Employees of CNW Group, Ltd. (“CNW”) participate in a defined benefit pension plan whereby pension expense is determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include discount rates, expected rate of return on plan assets, rate of salary increase, mortality rates and other factors. The funded status of the plan is recognized on the Condensed Combined Balance Sheets. Prior service costs or credits and actuarial gains and losses beyond a 10% corridor are recognized in earnings based on the estimated future service period of the participants. The measurement date for the defined benefit plan for CNW employees is December 31.

Stock-Based Compensation

Company employees participate in the UBM 2008 Executive Share Option Scheme under which they are granted stock options to purchase UBM plc stock and the UBM 2010 Executive Retention Plan, as amended in 2014, under which they are granted UBM plc restricted stock.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 3: Summary of Significant Accounting Policies  – (continued)

Under the provisions of ASC 718 — Compensation-Stock Compensation, the Company recognizes share based compensation by estimating the fair value of each stock-based award at the date of grant. The stock-based compensation expense is recognized over the award’s vesting period. In addition, the Company estimates future forfeitures in calculating the stock-based compensation expense as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur.

For stock option awards, the fair value is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires Company management to make assumptions about UBM plc stock price volatility, dividend yield, expected term of the stock option and risk-free interest rates. The expected stock price volatility assumption is derived from the historical volatility of UBM plc common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. The expected term assumption is derived using a methodology that combines historical exercise data with hypothetical exercise data for unexercised stock options. The risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the UK Gilts yield in effect at the time of grant.

For restricted stock awards, which vest solely on service, the fair value is estimated by using the closing price of UBM plc common stock on the date of grant.

Income Taxes

The Company provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized, which will be assessed on an on-going basis. In addition, income tax rules and regulations are subject to interpretation and the application of those rules and regulations require judgment by the Company and may be challenged by the taxation authorities. The Company follows ASC 740 — Income Taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. Only tax positions that meet the more likely than not recognition threshold are recognized.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign currency translation and amortization of amounts related to defined benefit plans.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction and industry-specific revenue recognition guidance under current GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018. Entities can transition to the standard using either a full retrospective approach or a modified retrospective approach as of the date of adoption. Presently, the Company is assessing what effect the adoption of ASU 2014-09 will have on its Condensed Combined Financial Statements and accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 3: Summary of Significant Accounting Policies  – (continued)

In August 2014, the FASB issued Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern (“ASU 2014-15”). ASU 2014-15 requires that management evaluate at each annual and interim reporting period whether there is a substantial doubt about an entity’s ability to continue as a going concern within one year of the date that the financial statements are issued. ASU 2014-15 will be effective for fiscal years and interim periods beginning after December 15, 2016 and early application is permitted. The Company does not expect that the application of ASU 2014-15 will have an impact on the Condensed Combined Financial Statements.

In January 2015, the FASB issued Accounting Standards Update 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20). The objective of this update is to simplify income statement presentation requirements by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will adopt this guidance effective January 1, 2016 and does not believe that it will have a material impact on the Company’s Condensed Combined Financial Statements.

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The ASU 2015-17 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company will adopt this guidance effective January 1, 2018.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). ASU 2016-02 supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize a lease liability and a right-of-use asset for all leases. Lessor accounting remains largely unchanged. The amendments in ASU 2016-02 is effective for the Company’s fiscal year 2020 and interim periods within 2021. Early adoption is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Subsequent Events

The Company evaluated subsequent events through May 10, 2017, the date the financial statements were available to be issued. All events that had a material impact on the Company’s Condensed Combined Financial Statements are disclosed in the notes to the Condensed Combined Financial Statements.

The Company was acquired by Cision on June 16, 2016. In July 2016, the Company sold the net assets of its Agility PR workflow business for approximately $4.3 million. On March 10, 2017, Cision sold substantially all of the assets of its Vintage corporate filings business for approximately $26.0 million and received approximately $23.7 million in cash after escrow and expenses.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 3: Goodwill and Intangible Assets

Goodwill as of March 31, 2016 and December 31, 2015 was $123,957 and $123,578, respectively. Changes in goodwill were entirely due to changes in foreign currency.

The following is a summary of intangibles, at cost less accumulated amortization:

	As of March 31, 2016	As of December 31, 2015
Intangible Assets
Brands	$9,243	$9,183
Customer Lists	4,558	4,444
Other	2,129	2,061
	15,930	15,688
Accumulated amortization
Brands	(7,697)	(7,756)
Customer Lists	(4,558)	(4,441)
Other	(2,046)	(1,978)
	(14,301)	(14,175)
Intangible Assets, net	$1,629	$1,513

Intangible amortization expense for the quarters ended March 31, 2016 and March 31, 2015 were $216 and $261, respectively. The estimated annual aggregate amortization expense for the remainder of 2016 is expected to be $664 and for the next four succeeding fiscal years is expected to be $534, $207, $206, and $18, respectively.

Note 4: Investment in Unconsolidated Affiliate

The Company’s investment in unconsolidated affiliated is accounted for by the equity method and consists of a 50% interest in a joint venture with ANP Pers Support B.V in ANP Pers Support v.o.f. (“ANPps”).

The Company had revenues of $264 and $274 for the quarters ended March 31, 2016 and March 31, 2015, respectively, for billings made to ANPps for international distribution services provided to ANPps. The Company incurred operating expense of $39 and $33 for the quarters ended March 31, 2016 and March 31, 2015, respectively, for billings from ANPps for distribution services provided by ANPps to the Company for the countries in which ANPps operates.

Note 5: Stockholders’ Deficit

The Company has recorded taxes payable by UBM in consolidated tax fillings as deemed capital contributions of $2,979 for the quarter ended March 31, 2016 and $8,301 for the year ended December 31, 2015, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 5: Stockholders’ Deficit  – (continued)

The following table displays the change in the components of accumulated other comprehensive income (loss), net of tax:

	Cumulative Translation Adjustment	Defined Benefit Plan Adjustment	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2016	$(10,806)	$(3,052)	$(13,858)
Foreign Currency Translation	1,380	—	1,380
Defined Benefit Plan Adjustment	—	(224)	(224)
Balance at March 31, 2016	$(9,426)	$(3,276)	$(12,702)

Note 6: Stock-Based Compensation

Stock-based compensation expense for the quarters ended March 31, 2016 and March 31, 2015 were $186 and $264, respectively.

Note 7: Commitments and Contingencies

The Company has leases for office space in the U.S., Canada, Brazil, Great Britain, France, Sweden, Dubai, China, Hong Kong, India, Taiwan, Malaysia and Singapore which expire between 2016 and 2027. The following is a schedule of the future minimum rental payments under these leases:

Nine months ended December 31,
2016	$6,350

Year ended December 31,
2017	$6,873
2018	$5,217
2019	$4,966
2020	$4,905
Thereafter	$13,781

Rent expense for the quarters ended March 31, 2016 and March 31, 2015 were $2,874 and $2,508, respectively.

The Company has unconditional purchase obligations relating to certain vendors that provide software and technology oriented services ranging from less than one year to five years. The following is a schedule, by year, of the future minimum payments under these obligations:

Nine months ended December 31,
2016	$6,892

Year ended December 31,
2017	$2,524
2018	$414
2019	$27
2020	$13
Thereafter	$—

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)
(Unaudited)

Note 7: Commitments and Contingencies  – (continued)

Legal Matters

The Company is named in various claims and legal actions in the normal course of its activities.

The Company believes that the outcome of such matters is not expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In June 2014, the SEC commenced an inquiry concerning certain aspects of the Company’s business that relate to the distribution of issuer press releases. The Company has been fully cooperative with the staff of the SEC Division of Enforcement in this ongoing inquiry. Although the Company cannot predict what the outcome of the inquiry will be, it may result in remedies which could include modifications to the Company’s process for disseminating issuer press releases. Based on currently available information, the Company does not expect that the inquiry, or any resolution thereof, will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Report of Independent Auditors

The Board of Directors of UBM plc:

We have audited the accompanying combined financial statements of the PRN Group, which comprise the combined balance sheets as of December 31, 2015 and 2014, and the related combined statements of operations, comprehensive income, stockholders’ deficit and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the PRN Group at December 31, 2015 and 2014, and the combined results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Iselin, NJ
April 12, 2016

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED BALANCE SHEETS
(in thousands)

	As of December 31,
	2015	2014
ASSETS
Current Assets
Cash and Cash Equivalents	$12,046	$12,089
Accounts Receivable, net of allowance of $4,786 and $3,928 at December 31, 2015 and December 31, 2014, respectively	49,533	34,637
Due from Related Parties	78,326	449,218
Loans to Related Parties	166,804	176,115
Income Tax Receivable	1,666	2,082
Deferred Income Taxes	6,116	6,338
Other Receivables	1,021	1,892
Prepaids and Other Current Assets	4,772	3,250
Total Current Assets	320,284	685,621
Property and Equipment, net of accumulated depreciation of $35,204 and $33,091 at December 31, 2015 and December 31, 2014, respectively	12,481	10,587
Computer Software, net of accumulated amortization of $28,760 and $22,837 at December 31, 2015 and December 31, 2014, respectively	15,244	13,789
Intangibles, net	1,513	2,775
Goodwill	123,578	126,288
Investment in Unconsolidated Affliate	5,349	5,550
Deferred Income Taxes	1,729	2,218
Other Assets	5,086	6,142
TOTAL ASSETS	$485,264	$852,970
LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$48,811	$44,732
Deferred Revenue	34,535	31,710
Due to Related Parties	256,124	237,800
Loans from Related Parties	688,490	677,437
Income Taxes Payable	518	421
Other Current Liabilities	438	534
Total Current Liabilities	1,028,916	992,634
Loan from Related Party	—	25,982
Deferred Income Taxes	30,622	28,213
Pension Obligation	1,504	2,504
Other Liabilities	4,656	5,513
TOTAL LIABILITIES	1,065,698	1,054,846
Commitments and Contingencies (Note 13)
STOCKHOLDERS’ DEFICIT
Capital	288,199	278,633
Accumulated Deficit	(854,775)	(475,519)
Accumulated Other Comprehensive Loss	(13,858)	(4,990)
Total Stockholders’ Deficit	(580,434)	(201,876)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$485,264	$852,970

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF OPERATIONS
(in thousands)

	For the Years Ended December 31,
	2015	2014
Revenue	$313,662	$322,693
Operating Expenses	84,297	85,391
Selling, General and Administrative Expenses	160,890	165,119
Loss on Purchase of Previously Factored Accounts Receivable	2,307	—
Transaction Costs	5,782	—
Depreciation and Amortization	11,399	9,861
Operating Costs	264,675	260,371
Operating Income	48,987	62,322
Interest Income	150	155
Interest Income on Related Party Loans	4,271	4,102
Interest Expense on Related Party Loans	(15,137)	(13,941)
Other Income on Related Party Agreement	2,551	2,000
Equity in Earnings of Unconsolidated Affiliate	419	470
Income before Provision for Income Taxes	41,241	55,108
Provision for Income Taxes	15,875	20,789
Net Income	$25,366	$34,319

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Years Ended December 31,
	2015	2014
Net Income	$25,366	$34,319
Other Comprehensive (Loss) Income:
Foreign Currency Translation	(9,348)	(9,361)
Defined Benefit Plan Income (Expense), net of taxes of $170 and $28 for the years ended December 31, 2015 and 2014, respectively	480	(45)
Comprehensive Income	$16,498	$24,913

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,
	2015	2014
Cash Flows from Operating Activities
Net Income	$25,366	$34,319
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	11,399	9,861
Provision for Doubtful Accounts and Credit Memos	2,474	1,338
Stock-Based Compensation Expense	1,265	1,279
Provision for Deferred Taxes	3,233	2,130
Taxes payable by Related Parties in Consolidated Filings	8,301	15,349
Loss on Purchase of Previously Factored Accounts Receivable	2,307	—
Equity in Earnings of Unconsolidated Affiliate	(419)	(470)
Distribution of Earnings from Unconsolidated Affiliate	421	496
Other	—	638
Changes in Operating Assets and Liabilities
Accounts Receivable	(6,527)	(1,058)
Due from Related Parties — Current	5,586	(3,462)
Other Assets	(590)	481
Accounts Payables and Accrued Liabilities	(205)	547
Deferred Revenue	3,554	4,027
Other Liabilities — Current	(23)	280
Income Tax Receivable and Payable	269	(1,581)
Due to Related Parties — Current	(9,463)	(14,324)
Other Operating Assets and Liabilities	(598)	1,744
Net Cash Provided by Operating Activities	46,350	51,594
Cash Flows from Investing Activities
Purchases of Property and Equipment and Computer Software	(14,380)	(10,981)
Net Cash used in Investing Activities	(14,380)	(10,981)
Cash Flows from Financing Activities
Dividends to Related Parties	(1,932)	(911)
Loans from Related Parties	928	500
Loan Repayments to Related Parties	(9,450)	(1,037)
Loans to Related Parties	(6,207)	(5,896)
Loan Repayments from Related Parties	9,330	1,348
Advances to Related Parties	(23,822)	(31,792)
Net Cash Used in Financing Activities	(31,153)	(37,788)
Effect of Exchange Rate Changes on Cash	(860)	(805)
Net (Decrease) Increase in Cash and Cash Equivalents	(43)	2,020
Cash and Cash Equivalents
Beginning of Year	12,089	10,069
End of Year	$12,046	$12,089
Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest	$12,312	$13,679
Cash Paid for Income Taxes	$3,804	$5,174

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands)

	Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit
Balance as of January 1, 2014	$262,005	$(508,927)	$4,416	$(242,506)
Net Income	—	34,319	—	34,319
Stock-Based Compensation	1,279	—	—	1,279
Defined Benefit Plan Adjustment	—	—	(45)	(45)
Foreign Currency Translation	—	—	(9,361)	(9,361)
Taxes payable by Related Parties in Consolidated Filings	15,349	—	—	15,349
Dividend to Related Party	—	(911)	—	(911)
Balance as of December 31, 2014	278,633	(475,519)	(4,990)	(201,876)
Net Income	—	25,366	—	25,366
Stock-Based Compensation	1,265	—	—	1,265
Defined Benefit Plan Adjustment	—	—	480	480
Foreign Currency Translation	—	—	(9,348)	(9,348)
Taxes payable by Related Parties in Consolidated Filings	8,301	—	—	8,301
Distribution of Due from Related Party Receivable to Related Parties	—	(401,772)	—	(401,772)
Dividend to Related Party	—	(2,850)	—	(2,850)
Balance as of December 31, 2015	$288,199	$(854,775)	$(13,858)	$(580,434)

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 1: Organization

PRN Group (“PRN” or the “Company”) does business as PR Newswire, a global leader in public relations and investor relations communications and related products and services.

Note 2: Basis of Presentation

The Combined Financial Statements of the Company include the operations of the PRN Group businesses that are being carved-out for divestiture which include the PRN operations of PR Newswire Europe Ltd. and subsidiaries (Benelux Ltd., Newsdesk International Ltd., PR Newswire Disclose Ltd., OIT Ltd., PR Agency Ltd. and PR Newswire Gmbh), PR Newswire Ltda., NotilogPRN Argentina SA, PR Newswire S de RL de CV, PR Newswire Argentina SA, Hors Antenne Holding SAS and its subsidiary, Hors Antenne SAS, Cyperus SA, PR Newswire Asia Ltd., PRN Business Consulting Co Ltd., PRN Middle East Ltd., PRN India, PRNnet, PRN Delaware and subsidiaries (Virtual Press Office and PRN Holdings Inc. and its subsidiary CNW Group Ltd. and subsidiaries (Health Response Ltd., CCNW Quebec Inc., DNA 13 Inc. and DNA 13 (US) Inc.)), Communities Holdings and PR Newswire Association LLC and subsidiaries (MultiVu LLC and eWatch LLC). On October 1, 2014, MultiVu LLC was merged into PR Newswire Association LLC. The PRN Group businesses are all under the common control of UBM plc.

The accompanying combined carve-out financial statements reflect the assets and liabilities, operating results, and cash flows of PRN. The Combined Financial Statements include certain expenses of UBM plc, which were allocated for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, shared services, insurance, employee benefits and incentives, and stock-based compensation expense. These attributed expenses have been allocated to PRN on the basis of direct usage when identifiable, and for resources indirectly used by PRN, allocations were based on relative headcount, revenue, or other methodology, to reflect estimated usage by PRN. Management considers the allocation methodology and results to be reasonable for all periods presented. However, the financial information presented in these combined carve-out financial statements may not reflect the combined financial position, operating results and cash flows of PRN had PRN been a separate stand-alone entity during the period presented. Actual costs that would have been incurred if PRN had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

The cash and cash equivalents held by UBM plc at the corporate level are not specifically identifiable to PRN, and therefore, were not allocated for any of the periods presented. Cash and cash equivalents in the accompanying Combined Balance Sheets primarily represent cash held locally by operations included in the combined carve-out financial statements. UBM plc third-party debt, and the related interest expense has not been allocated for any of the periods presented as PRN was not the legal obligor of the debt and UBM plc’s borrowings were not directly attributable to these operations.

The accompanying Combined Financial Statements have been derived from the consolidated financial statements and accounting records of UBM plc. These Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates inherent in the preparation of the accompanying Combined Financial Statements include estimates regarding allowance for doubtful accounts and credit memos, potential outcome of uncertain tax positions, fair value of acquired assets and liabilities, fair value of equity-based compensation and pension benefit assumptions. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates. All intercompany balances and transactions between the operations of the carved-out businesses have been eliminated in the accompanying Combined Financial Statements. The income tax amounts in the accompanying Combined Financial Statements have been calculated based on a separate return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 2: Basis of Presentation  – (continued)

The accompanying combined carve-out financial statements have been prepared to assist in UBM plc’s divestiture of its PRN business and to demonstrate the historical results of operations, financial position, and cash flows of the PRN business that is being carved-out for the indicated periods under UBM plc management and do not include any accounts of entities that may be legally owned by any of the PRN entities but are not being included in any potential divestiture as they are not part of the PRN business.

Note 3: Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value.

Accounts Receivable and Allowance for Doubtful Accounts

As more fully discussed in Note 8, “Related Party Transactions”, the Company has historically factored substantially all of its trade accounts receivable from its U.S. businesses to a subsidiary of UBM plc. On December 31, 2015, this arrangement was terminated and the Company purchased 100% of previously factored outstanding accounts receivable.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. For accounts receivable not subject to the factoring program as well as any accounts receivable not yet factored, the Company maintains an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, the Company considers the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances. Accounts receivable may be fully reserved when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. As of December 31, 2015 and December 31, 2014, there were no individual customers representing more than 10% of the Company’s outstanding gross accounts receivable balance. During the years ended December 31, 2015 and December 31, 2014, there were no customers that accounted for more than 10% of revenue. In determining sales credit allowances, the Company analyzes historical trends, customer-specific factors and current economic trends. The Company records an allowance based on this information, as appropriate.

Long-lived Assets

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation or amortization. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Property and equipment are depreciated using the straight-line method. Computer hardware and equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Buildings are depreciated over a period of 20 years.

Computer Software

The Company develops various computer software applications for internal use including systems which support our internal business services and processes, our financial and administrative systems and systems which we use to provide services to our customers.

The Company expenses costs as incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, the application development stage, which

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

includes design, coding and testing, begins. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs ceases when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred.

Computer software is amortized on a straight-line basis over a useful life of 3 to 5 years. Periodically, the Company reassesses the estimated useful lives of our computer software considering its overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

The Company assesses impairment of long-lived assets pursuant with ASC 360 – Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company has not recorded any impairment charges related to long-lived assets.

Goodwill and Intangible Assets

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The Company has completed its annual goodwill impairment testing for 2015 and 2014, which did not result in any impairment. Intangible assets that have finite useful lives are amortized over their useful lives on a straight-line basis, ranging from three to ten years. Amortizable intangible assets are tested for impairment utilizing an income approach based on undiscounted cash flows upon the occurrence of certain triggering events and, if impaired, are written down to fair value. The Company did not identify any such triggering events during 2015 or 2014.

Investment in Unconsolidated Affiliates

The Company’s investment in an unconsolidated affiliate over which the Company has significant influence is accounted for under the equity method of accounting. The investment is carried at the cost of acquisition plus the Company’s equity in undistributed income of the unconsolidated affiliate. The Company regularly reviews its equity method investment for impairment. The Company evaluates information such as budgets, business plans and financial statements of its equity method investee in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses. See Note 7, “Investment in Unconsolidated Affiliate”.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity. The carrying amount of certain pension assets are recorded as Level 2 assets (see Note 10).

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

Foreign Currency Translation

Assets and liabilities of foreign affiliates with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using year-end exchange rates, while results of operations are translated at average exchange rates for the year. The Company’s foreign affiliates use the local currency as the functional currency. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Income in the Combined Balance Sheets. The Company does not hedge foreign currency translation risk in the net assets and income reported from these sources.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the contract fee is fixed or determinable, delivery or performance has occurred and collectability is reasonably assured. If at the outset of an arrangement, the Company determines that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. The Company reports revenue net of sales and other taxes collected from our customers.

The Company’s distribution services are sold either through fixed-term contracts whereby customers are allotted a predetermined number of service units or through contracts where customers order units as needed. For fixed-term contracts, revenue is recognized on a straight-line basis over the term of the contract. For contracts where customers order units as needed, revenue is recognized upon fulfillment of the customer order.

Certain of the Company’s services such as broadcast and webcast production, translation services and EDGAR filing services require the Company to make a specific singular performance. For these services, revenue is recognized when the specific performance is completed.

The Company’s XBRL filing services are sold through contracts where the Company is obligated to make a certain number of filings on behalf of the customer with the U.S. Securities and Exchange Commission (the “SEC”). For this service, revenue is recognized as each filing is made by the Company.

Certain of the Company’s services such as its workflow platform and its hosted microsites are sold through fixed-term contracts where the Company is obligated to make the services available to the customer over the contract term. Customers can access these services without limitation over the contact term. For these services, revenue is recognized on a straight-line basis over the contract term.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales. Deferred revenue is included in current liabilities in the Combined Balance Sheets and is subsequently recognized as revenue in accordance with the Company’s revenue recognition policies.

Multiple Element Arrangements

Certain of the Company’s services are sold as multiple-element arrangements. Revenues subject to these arrangements represent less than 5% of total revenues for the years ended December 31, 2015 and December 31, 2014, respectively. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. Most product and service deliverables qualify as separate units of accounting and can be sold stand-alone or in various combinations. A deliverable constitutes a separate unit of accounting when it has stand-alone value and there are no customer-negotiated refunds or return rights for the delivered items. If the arrangement includes a customer-negotiated refund or return right relative to the delivered items, and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered item constitutes a separate unit of accounting. If the deliverable or a group of deliverables meet the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative selling price. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

The Company determines the selling price for each deliverable using vendor-specific objective evidence (“VSOE”), if it exists, third-party evidence (“TPE”) if VSOE does not exist, or best estimated selling price (“BESP”) if neither VSOE nor TPE exist. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. The Company determines VSOE of a deliverable by monitoring the price at which the Company sells the deliverable on a stand-alone basis to a third party. In certain instances, the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements due to infrequent selling each element separately, not pricing products or services within a set range, or only having a limited sales history. Where the Company is unable to establish VSOE, the Company may use the price at which the Company or a third party sells a similar product to similarly situated customers on a stand-alone basis. When the Company is not able to establish selling prices by using VSOE or TPE, the Company establishes the BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the solution were sold on a stand-alone basis.

Operating Expenses

Operating expenses include the costs incurred in connection with the fulfillment of the Company’s products and services and includes compensation and benefits for operational staff and costs of third-party service providers.

Transaction Costs

Transaction costs include professional fees incurred in connection with the planned divestiture of PRN.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line rent expense is calculated initially from the date the Company obtains possession of the leased premises through the expected lease termination date.

Defined Benefit Pension Plans

Employees of CNW Group, Ltd. (“CNW”) participate in a defined benefit pension plan whereby pension expense is determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include discount rates, expected rate of return on plan assets, rate of salary increase, mortality rates and other factors. The funded status of the plan is recognized on the Combined Balance Sheets. Prior service costs or credits and actuarial gains and losses beyond a 10% corridor are recognized in earnings based on the estimated future service period of the participants. The measurement date for the defined benefit plan for CNW employees is December 31.

Stock-Based Compensation

Company employees participate in the UBM 2008 Executive Share Option Scheme under which they are granted stock options to purchase UBM plc stock and the UBM 2010 Executive Retention Plan, as amended in 2014, under which they are granted UBM plc restricted stock.

Under the provisions of ASC 718 — Compensation-Stock Compensation, the Company recognizes share based compensation by estimating the fair value of each stock-based award at the date of grant. The stock-based compensation expense is recognized over the award’s vesting period. In addition, the Company estimates future forfeitures in calculating the stock-based compensation expense as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur.

For stock option awards, the fair value is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires Company management to make

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

assumptions about UBM plc stock price volatility, dividend yield, expected term of the stock option and risk-free interest rates. The expected stock price volatility assumption is derived from the historical volatility of UBM plc common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. The expected term assumption is derived using a methodology that combines historical exercise data with hypothetical exercise data for unexercised stock options. The risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the UK Gilts yield in effect at the time of grant.

For restricted stock awards, which vest solely on service, the fair value is estimated by using the closing price of UBM plc common stock on the date of grant.

Stock-based compensation is described more fully in Note 11, “Stock-Based Compensation”.

Income Taxes

The Company provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized, which will be assessed on an on-going basis. In addition, income tax rules and regulations are subject to interpretation and the application of those rules and regulations require judgment by the Company and may be challenged by the taxation authorities. The Company follows ASC 740 — Income Taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. Only tax positions that meet the more likely than not recognition threshold are recognized. Refer to Note 12, “Income Taxes”.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign currency translation and amortization of amounts related to defined benefit plans.

Subsequent Events

The Company evaluated subsequent events through April 12, 2016, the date the financial statements were available to be issued. All events that had a material impact on the Company’s Combined Financial Statements are disclosed in the notes to the Combined Financial Statements.

On December 14, 2015, UBM plc announced that it has reached an agreement for the sale of the Company to Cision, a business controlled by GTCR Canyon Holdings (Cayman), LP. for $841 million. The agreement is subject to anti-trust clearance in the U.S. and is expected to be completed after March 31, 2016.

On January 22, 2016, the Company made a distribution of receivables from United Finance Ltd. and Aztecgem Ltd., which are UBM plc entities outside of PRN, of $157,030 to two separate UBM plc entities outside of PRN. The distribution was comprised of $148,836 of Loans to Related Parties — ST and $8,194 of Due from Related Parties — ST. The distribution immediately followed a restructuring and assignment of certain loans, payables and receivables between the Company and various UBM entities.

On January 22, 2016, the Company received a capital contribution of $5,740 from a UBM plc entity outside of PRN.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction and industry-specific revenue recognition guidance under current GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year to interim and annual reporting periods beginning after December 15, 2018. Entities can transition to the standard using either a full retrospective approach or a modified retrospective approach as of the date of adoption. Presently, the Company is assessing what effect the adoption of ASU 2014-09 will have on its combined financial statements and accompanying notes.

In August 2014, the FASB issued Accounting Standards Update 2014-15, Presentation of Financial Statements-Going Concern (“ASU 2014-15”). ASU 2014-15 requires that management evaluate at each annual and interim reporting period whether there is a substantial doubt about an entity’s ability to continue as a going concern within one year of the date that the financial statements are issued. ASU 2014-15 will be effective for fiscal years and interim periods beginning after December 15, 2016 and early application is permitted. The Company does not expect that the application of ASU 2014-15 will have an impact on the Combined Financial Statements.

In January 2015, the FASB issued Accounting Standards Update 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20). The objective of this update is to simplify income statement presentation requirements by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will adopt this guidance effective January 1, 2016 and does not believe that it will have a material impact on the Company’s Combined Financial Statements.

In November 2015, the FASB issued Accounting Standards Update 2015-17, Income Taxes — Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. The ASU 2015-17 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company will adopt this guidance effective January 1, 2018.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). ASU 2016-02 supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize a lease liability and a right-of-use asset for all leases. Lessor accounting remains largely unchanged. The amendments in ASU 2016-02 is effective for the Company’s fiscal year 2020 and interim periods within 2021. Early adoption is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 4: Property and Equipment

The following is a summary of property and equipment, at cost less accumulated depreciation:

	As of December 31,
	2015	2014
Leasehold improvements and building	$17,420	$16,404
Computer hardware and equipment	30,265	27,274
	47,685	43,678
Less: accumulated depreciation	(35,204)	(33,091)
Total property and equipment, net	$12,481	$10,587

Depreciation expense for the years ended December 31, 2015 and December 31, 2014 was $3,377 and $3,128, respectively.

Note 5: Computer Software

The following is a summary of computer software, at cost less accumulated amortization:

	As of December 31,
	2015	2014
Software	$44,004	$36,626
Less: accumulated amortization	(28,760)	(22,837)
Total software, net	$15,244	$13,789

Amortization expense for the years ended December 31, 2015 and December 31, 2014 was $6,987 and $5,232, respectively.

Note 6: Goodwill and Intangible Assets

Goodwill as of December 31, 2015 and December 31, 2014 was $123,578 and $126,288, respectively. Changes in goodwill were entirely due to changes in foreign currency.

The following is a summary of intangibles, at cost less accumulated amortization:

	As of December 31,
	2015	2014
Intangible Assets
Brands	$9,183	$9,379
Customer Lists	4,444	4,826
Other	2,061	2,287
	15,688	16,492
Accumulated amortization
Brands	(7,756)	(6,906)
Customer Lists	(4,441)	(4,685)
Other	(1,978)	(2,126)
	(14,175)	(13,717)
Intangible Assets, net	$1,513	$2,775

Intangible amortization expense for the years ended December 31, 2015, and December 31, 2014 was $1,035 and $1,501, respectively. The estimated annual aggregate amortization expense for the next five succeeding fiscal years is expected to be $745, $425, $165, $164, and $14, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 7: Investment in Unconsolidated Affiliate

The Company’s investment in unconsolidated affiliated is accounted for by the equity method and consists of a 50% interest in a joint venture with ANP Pers Support B.V in ANP Pers Support v.o.f. (“ANPps”).

The Company had revenues of $1,110 and $1,645 for the years ended December 31, 2015 and December 31, 2014, respectively, for billings made to ANPps for international distribution services provided to ANPps. The Company incurred operating expense of $157 and $164 for the years ended December 31, 2015 and December 31, 2014, respectively, for billings from ANPps for distribution services provided by ANPps to the Company for the countries in which ANPps operates.

Note 8: Related Party Transactions

Due from Related Parties — Current

Due from Related Parties — Current as of December 31, 2015 and December 31, 2014 was $78,326 and $449,218, respectively. Due from Related Parties — Current arises principally from daily net cash advances made by the Company to UBM plc and its subsidiaries (“UBM”) as UBM maintains a zero balance cash concentration system in the U.S. and Europe and from revenue for providing services to UBM. In 2015, the Company made a distribution of a receivable from UBM Finance Inc. to UBM entities outside of PRN of $401,772, which decreased the Due from Related Parties — Current balance.

Net cash advances to UBM for the year ended December 31, 2015 and December 31, 2014 were $38,004 and $43,231 respectively. Revenue from the sale of the Company’s products and services provided to UBM for the year ended December 31, 2015 and December 31, 2014 were $1,111 and $1,100, respectively.

Loans to Related Parties — Current

A summary of Loans to Related Parties — Current is as follows:

		As of December 31,
PRN Affiliate	UBM Counterparty	2015	2014	Stated interest rate
PRN Europe Ltd.	Aztecgem Limited	$144,426	$148,801	British Pound Sterling LIBOR +2%
Newsdesk International	United Finance Limited	7,248	7,671	non-interest bearing
OIT Ltd	United Finance Limited	10,726	11,351	non-interest bearing
CNW Group Ltd.	United Finance Ltd.	—	3,453	Canadian Dollars LIBOR + 2%
PRN Europe Ltd.	UBMG Ltd	2,350	2,617	no interest charged
Various	Various	2,054	2,222
Loans to Related Parties — Current		$166,804	$176,115

Loans to Related Parties — Current arise principally as the Company provides financing to UBM through formal loan agreements. Changes in 2015 resulted from loans of $6,207 made by the Company to UBM, loan repayments of $9,330 from UBM to the Company and foreign currency translation. Changes in 2014 resulted from loans of $5,896 made by the Company to UBM, loan repayments of $1,348 from UBM to the Company and foreign currency translation.

Due to Related Parties — Current

Due to Related Parties — Current as of December 31, 2015 and December 31, 2014 was $256,124 and $237,800, respectively. Due to Related Parties — Current arises principally from management fees charged to the Company by UBM, costs incurred by UBM on behalf of the Company, cash advances to the Company through the cash concentration system to allow for interest payments to UBM on loans payable by the Company to UBM (see Loans from Related Parties — Current) and as of December 31, 2014, amounts collected from customers by the Company on behalf of UBM for Company accounts receivable factored to UBM. As of December 31, 2015, Due to Related Parties — Current includes a dividend payable to UBM of $918 for a dividend declared in 2015 but not paid until 2016.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 8: Related Party Transactions  – (continued)

Management fees for the years ended December 31, 2015 and December 31, 2014 were $9,337 and $8,764, respectively, and relate to an allocation of corporate services such as accounting, treasury, information technology, legal, executive management and human resources provided by UBM to the Company.

Costs incurred by UBM on behalf of the Company for the years ended December 31, 2015 and December 31, 2014 were $2,838 and $3,312, respectively, and relate to business insurance, payroll services, audit fees and office rent primarily reflected in agreements between UBM and the respective vendors. In addition, benefit costs incurred by UBM on behalf of the Company for the years ended December 31, 2015 and December 31, 2014 were $10,422 and $9,830, respectively.

Cash advances by UBM to the Company for the year ended December 31, 2015 and December 31, 2014 were $14,182 and $11,439, respectively. Such cash advances are used by PRN Delaware, Inc. to pay interest expense on related party debt with UBM.

The Company has historically factored substantially all of its accounts receivable from its U.S. businesses to a subsidiary of UBM plc. at a discount of approximately 2% under a non-recourse arrangement. On December 31, 2015, this arrangement was terminated and the Company purchased 100% of previously factored accounts receivable outstanding at October 31, 2015 for $30,791, which resulted in a loss on purchase of $2,307. November 2015 and December 2015 accounts receivable was not factored by the Company.

The discount for the years ended December 31, 2015 and December 31, 2014 was $5,413 and $5,579, respectively. The discount is included in Selling, General and Administrative Expenses in the Combined Statements of Operations. In addition, UBM paid an annual fee to the Company in return for cash collection, cash application and record keeping services. This fee was $2,551 and $2,000 for the years ended December 31, 2015 and December 31, 2014, respectively. Such fee is included in Other Income in the Combined Statements of Operations.

Loans from Related Parties — Current

A summary of Loans from Related Parties — Short Term is as follows:

		As of December 31,
PRN Affiliate	USM Counterparty	2015	2014	Stated interest rate
PRN Delaware, Inc.	UBM Finance Sarl	$327,098	$326,634	6 month U.S. Dollars LIBOR + 0.50%
PRN Delaware, Inc.	United BM (US) Holdings Sarl	300,000	300,000	6 month U.S. Dollars LIBOR + 2%
PRN Holdings USA Inc.	UBM Finance Inc.	18,998	18,998	U.S. Dollars LIBOR + 2%
CNW Group Ltd.	UBM Finance Sarl	13,958	—	7%
Hors Antenne Holdings	UBM CP Holdings No 4 Sarl	5,750	7,359	EURIBOR plus 2%%
PRN Benelux Ltd.	United Finance Limited	6,270	6,944	British Pound Sterling LIBOR + 0.5%
PRN Europe Ltd.	UBMG Holdings	6,474	6,851	non-interest bearing
PR Newswire Asia Ltd.	United Finance Ltd.	3,805	4,482	non-interest bearing
PRN Europe Ltd.	United Finance Limited	3,133	3,470	British Pound Sterling LIBOR +0.5%
PRN Europe Ltd.	United Business Information (UK) Ltd	2,113	2,236	non-interest bearing
Various	Various	891	463
Loans from Related Parties — Current		$688,490	$677,437

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 8: Related Party Transactions  – (continued)

Loans from Related Parties — Current arise principally as the Company has received financing from UBM from time to time. Changes in 2015 resulted from loans of $928 made by UBM to the Company, loan repayments of $9,450 from the Company to UBM, foreign currency translation and a reclassification of a non-current loan to short term. Changes in 2014 resulted from loans of $500 made by UBM to the Company, loan repayments of $1,037 from the Company to UBM and foreign currency translation.

Loan from Related Party — Non-Current

Loan from Related Party — Non-Current as of December 31, 2015 and December 31, 2014 was $0 and $25,982, respectively. Loan from Related Party — Non-Current arose in connection with financing provided by UBM to the Company for the 2012 purchase by UBM of the non-controlling interest in CNW Group, Ltd. which is due on November 23, 2016. Changes in 2015 resulted from foreign currency translation and a reclassification of the loan to short term. Changes in 2014 were entirely due to foreign currency translation. The stated interest rate for this loan is 7%.

Interest income for all related party loans was $4,271 and $4,102 for the years ended December 31, 2015 and December 31, 2014, respectively. Interest expense for all related party loans was $15,137 and $13,941 for the years ended December 31, 2015 and December 31, 2014, respectively.

Note 9: Stockholders’ Deficit

The Company has recorded taxes payable by UBM in consolidated tax fillings as deemed capital contributions of $8,301 and $15,349 for the years ended December 31, 2015 and December 31, 2014, respectively.

In 2015, the Company made a distribution of a receivable from UBM Finance Inc. to UBM entities outside of PRN of $401,772 and declared cash dividends to UBM of $2,850, of which $1,932 was paid in 2015 and $918 was paid in 2016.

The following table displays the change in the components of accumulated other comprehensive income (loss), net of tax:

	Cumulative Translation Adjustment	Defined Benefit Plan Adjustment	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2014	$7,903	$(3,487)	$4,416
Foreign Currency Translation	(9,361)	—	(9,361)
Defined Benefit Plan Adjustment	—	(45)	(45)
Balance at December 31, 2014	(1,458)	(3,532)	(4,990)
Foreign Currency Translation	(9,348)	—	(9,348)
Defined Benefit Plan Adjustment	—	480	480
Balance at December 31, 2015	$(10,806)	$(3,052)	$(13,858)

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans

PR Newswire Association LLC (“PRNA”) Retirement Plans

PRNA employees participate in the UBM 401K savings plan. Under the plan, the Company contributes in cash based on a stated percentage of eligible employee contributions and based on a stated percentage of employee compensation, both subject to a specified ceiling. The expense recognized for the 401K savings plan in the years ended December 31, 2015 and December 31, 2014 was $2,934 and $2,628, respectively.

Certain executives of PRNA participate in a supplemental defined contribution plan. Under the plan the Company contributes in cash up to a set percentage of employee base salary based on the percentage of eligible employee base pay contributed by the employee. Amounts contributed are invested based on the investment choices by Wilmington Trust Company, the Company’s appointed trustee. However, the Company is obligated to the employee based on the employee’s notional investment choice. The plan has been closed to new employees since 2010. As of December 31, 2015, all plan participants are 100% vested. Plan assets as of December 31, 2015 and December 31, 2014 were $4,618 and $5,630, respectively, and are reflected in Other Assets in the Combined Balance Sheets. Amounts due to employees as of December 31, 2015 and December 31, 2014 were $4,481 and $5,537, respectively, and are reflected in Accounts Payable and Accrued Liabilities in the Combined Balance Sheets. The expense recognized for this plan in the years ended December 31, 2015 and December 31, 2014 was $55 and $115, respectively.

CNW Retirement Plans

Employees of CNW participate in a pension plan which has a defined benefit plan component and defined contribution plan component. CNW also maintains an unfunded defined contribution plan for certain former employees. The defined benefit plan has been closed to new participants since 2006. In addition, CNW maintains a non-registered defined benefit pension plan for a former executive, which provides benefits in excess of those payable from the registered defined benefit plan and the unfunded defined contribution plan.

The actuarial cost method used for the valuation of the defined benefit post-employment benefits is the present value of the benefits expected to be paid. CNW’s contributions to defined contribution plans are expensed as incurred. The expense recognized for CNW’s defined contribution plans in the years ended December 31, 2015 and December 31, 2014 was $285 and $303, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans  – (continued)

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

The following table summarizes changes in the benefit obligation, plan assets and the funded status of CNW’s two defined benefit plans:

	2015	2014
Change in benefit obligation
Beginning benefit obligation balance	$10,346	$10,066
Service cost	257	224
Interest cost	438	521
Plan participants' contribution	41	47
Actuarial (gain) loss	(694)	1,959
Benefits paid	(597)	(446)
Currency translation	(52)	(22)
Ending benefit obligation	$9,739	$12,349
Ending accumulated benefit obligation	$8,647	$10,931
Change in plan assets
Beginning fair value of plan assets	$8,112	$7,326
Return on plan assets	119	1,848
Employer contributions	631	907
Plan participants' contributions	41	47
Benefits paid	(597)	(446)
Ending fair value of plan assets	$8,306	$9,682
Funded status	$1,433	$2,667

The amount recognized in the Combined Balance Sheets as Pension Obligation as of December 31, 2015 and December 31, 2014 was $1,433 and $2,667, respectively. The amount of net actuarial loss recognized in accumulated other comprehensive (loss) income as of December 31, 2015 and December 31, 2014 was $2,628 and $4,220, respectively. The estimated amortization from accumulated comprehensive loss into net periodic benefit cost from actuarial losses for the years ended December 31, 2015 and December 31, 2014 was $187 and $233, respectively.

	As of December 31,
	2015	2014
Plans with projected benefit obligations in excess of plan assets
Projected benefit obligation	$9,739	$12,349
Fair value of plan assets	8,306	9,682
Total	$(1,433)	$(2,667)
Plans with accumulated benefit obligations in excess of plan
Accumulated benefit obligation	$8,647	$10,931
Fair value of plan assets	8,306	9,682
Total	$(341)	$(1,249)

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans  – (continued)

Plan Assets

The following table presents the plan assets by category:

	As of December 31,
	2015	2014
Debt instruments	$8,306	$9,682

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2015 and December 31, 2014:

	As of December 31, 2015				As of December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt instruments	$—	$8,306	$—	$8,306	$—	$9,682	$—	$9,682

The pension assets consist primarily of a pooled fund, which is primarily invested in government and corporate bonds. They are valued using models with inputs including interest rate curves, credit spreads and volatilities. The inputs that are significant to valuation are generally observable and therefore the assets within the pooled fund have been classified as Level 2. The fair value reflects the proportionate share of the fair value of the investments held in the underlying pooled fund.

Components of net periodic benefit cost and other amounts recognized in Other Comprehensive Income (Loss) for the years ended December 31, 2015 and December 31, 2014 are as follows:

	Years ended December 31,
	2015	2014
Net Periodic Benefit Cost:
Service cost	$257	$224
Interest cost	438	521
Expected return on plan assets	(177)	(162)
Amortization of prior service costs	—	—
Amortization of net actuarial loss	187	233
Amortization of transitional asset	(20)	(23)
Net Periodic Benefit Cost	$685	$793

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income (Loss) for the years ended December 31, 2015 and December 31, 2014 were as follows:

	Years ended December 31,
	2015	2014
Actuarial (gain) loss	$(702)	$283
Amortization of net actuarial losses	(187)	(233)
Amortization of transitional asset	20	23
Total recognized in other comprehensive (income) loss	(869)	73
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$(184)	$866

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans  – (continued)

Assumptions

Weighted-average assumptions used to determine the benefit obligations reflected in the Combined Balance Sheets and the net benefit cost reflected in the Combined Statements of Operations were as follows:

	Years ended December 31,
	2015	2014
Discount rate	4.40%	4.00%
Rate of compensation increase	3.50%	3.50%
Rate of return on plan assets	2.00%	2.00%

The long-term rates of return are determined based on the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic forecasts, among other factors, and are evaluated annually and adjusted as necessary.

Investment Strategy

The CNW defined pension plan is funded via assets held in trust by Manulife and are invested in an ultra-long bond fund. This investment strategy is attempting to minimize interest rate risk in the funded position of the pension plan. The assets of the defined contribution component of the pension plan are selected by members. The other pension plans are unfunded.

Cash Flows

The Company expects to make contributions of $494 to defined benefit plans during 2016. Total benefit payments expected to be paid from the plans are as follows:

2016	$336
2017	$336
2018	$357
2019	$370
2020	$385
Next five years	$2,045

PRN Europe Ltd. (“PRNE”) Retirement Plans

Employees of PRNE based in the United Kingdom (“U.K.”) participate in a UBM sponsored pension plan which has a defined benefit and a defined contribution component. The defined benefit plan is closed to new members and currently has four participants who are employees of PRNE. The benefit accrues based on final salary and length of service. All PRNE employees in the U.K. are legally bound to enter the defined contribution plan but have an option to opt out after enrollment. The plan has three tiers. At the basic auto enroll level, employees contribute 2% of salary and the Company contributes 4%. At the Tier 1 level, employees contribute 3% of salary and the Company contributes 6%. At the Tier 2 level, employees contribute 4% of salary and the Company contributes 6%. Employees elect the tier at which they wish to contribute. For the years ended December 31, 2015 and December 31, 2014, the total pension plan expense was $640 and $585, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 11: Stock-Based Compensation

Stock option transactions under the UBM Executive Share Option Scheme for the years ended December 31, 2015 and December 31, 2014 are summarized as follows:

	Number of Options	Weighted Average Price
Outstanding at January 1, 2014	1,428,684	$9.37
Granted	346,000	11.66
Exercised	(122,666)	8.78
Forfeited or expired	(148,013)	10.48
December 2014 option grant	435,951	7.49
Outstanding at December 31, 2014	1,939,956	$7.47
Options Excercisable at December 31, 2014	801,107	$6.59
Outstanding at January 1, 2015	1,939,956	$7.47
Granted	415,000	8.46
Exercised	(627,708)	6.23
Forfeited or expired	(138,094)	8.36
Outstanding at December 31, 2015	1,589,154	$7.88
Options Excercisable at December 31, 2015	522,879	$7.15

Restricted Stock Awards

Restricted stock activity during the years ended December 31, 2015 and December 31, 2014, respectively, were as follows:

	Number of Shares	Weighted- Average Grant-Date Fair Value per Share
Non-vested, as of January 1, 2014	67,507	$10.57
Granted	77,237	11.38
Vested	(9,071)	8.88
Cancelled and forfeited	(11,459)	9.92
December 2014 special grant	40,004	7.34
Non-vested, as of December 31, 2014	164,218	$10.19
Granted	6,169	8.30
Vested	(3,389)	8.79
Cancelled and forfeited	(53,962)	7.58
Non-vested, as of December 31, 2015	113,036	$10.31

Stock options and restricted stock awards are typically granted with a three-year vesting period. In December 2014, UBM plc made a special grant of stock options and restricted stock to the Company’s employees whereby approximately 0.29 stock options were awarded for every stock option held and approximately 0.29 shares of restricted stock were awarded for every share of restricted stock held. The vesting period for the special grant ranged from zero to 32 months. In connection with the special grant, the exercise price for existing stock options was adjusted such that the revised exercise price was discounted 22.4% from the original exercise price.

Stock-based compensation expense for the years ended December 31, 2015 and December 31, 2014 was $1,265 and $1,279, respectively, inclusive of $614 related to the December 2014 special grant and the related stock option repricing.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 12: Income Taxes

PRN Delaware, Inc. and its subsidiaries and PR Newswire Europe Ltd. and its subsidiaries are part of the consolidated tax filings of UBM in the U.S. and the United Kingdom. The Company files its own corporate tax returns in other jurisdictions including Canada, France, The Netherlands, China, Hong Kong, Brazil and Mexico. The Company’s tax provision has been calculated as if the Company filed separate tax returns for PRN Delaware and PR Newswire Europe Ltd. in the U.S. and the United Kingdom.

The provision for income taxes for the years ended December 31, 2015 and December 31, 2014 is comprised of the following:

	For the years ended December 31,
	2015	2014
Current Provision (Benefit)
U.S. Federal	$5,978	$9,935
U.S. State and Local	1,532	2,386
Foreign:
Canada	2,465	3,383
Europe and Middle East	2,191	2,680
Latin America	202	(158)
Asia	274	433
Current Provision	12,642	18,659
Deferred Provision (Benefit)
U.S.	2,923	2,490
Foreign:	310	(360)
Deferred Provision	3,233	2,130
Total Provision for Income Taxes	$15,875	$20,789

The provision for income taxes differs from the amount computed by applying the U.S. statutory federal income tax rate of 35% to income before provision for income taxes due to state and local income taxes, foreign tax rate differentials on non-U.S. income, and non-deductible items such as meals and entertainment expenses.

As of December 31, 2015, the Company has non capital loss carry-forwards in Canada of approximately $4.8 million for tax purposes, which will be available to offset future taxable income. If not used, these carry-forwards will expire between 2028 and 2033. These losses are subject to a valuation allowance. In addition, there are approximately $0.9 million of investment tax credits in Canada. If not used, these credits will expire between 2024 and 2032.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 12: Income Taxes  – (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities are comprised of book-to-tax basis differences in fixed assets, intangibles, and non-deductible accruals and reserves. Deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014 are comprised of the following:

	As of December 31,
	2015	2014
Deferred Tax Assets
Current
U.S.	$6,116	$6,338
Non-Current
Canada	3,612	4,988
Europe and Middle East	337	331
Latin America	183	167
Asia	0	89
Valuation Allowance	(2,403)	(3,357)
Non-Current	1,729	2,218
Deferred Tax Assets	7,845	8,556
Deferred Tax Liabilities – Non-Current
U.S.	(30,622)	(28,213)
Deferred Tax Liabilities, net	$(22,777)	$(19,657)

The Company follows guidance under U.S. GAAP for uncertain tax positions, which provides a comprehensive model for the recognition, measurement and disclosure in the financial statements of uncertain tax positions that the Company has taken or expects to take on an income tax return. There were no uncertain tax positions at December 31, 2015 and December 31, 2014.

The Company’s share of undistributed earnings of foreign subsidiaries, amounting to approximately $15,608 and $8,677, is considered to be indefinitely reinvested at December 31, 2015 and December 31, 2014, respectively. Accordingly, no provision has been recorded for U.S. income taxes that might result from repatriation of these earnings.

Note 13: Commitments and Contingencies

The Company has leases for office space in the U.S., Canada, Brazil, Great Britain, France, Sweden, Dubai, China, Hong Kong, India, Taiwan, Malaysia and Singapore which expire between 2016 and 2027. The following is a schedule, by year, of the future minimum rental payments under these leases:

Year ended December 31,
2016	$8,405
2017	$6,841
2018	$5,217
2019	$4,965
2020	$4,907
Thereafter	$13,709

Rent expense for years ended December 31, 2015 and December 31, 2014 was $9,558 and $9,645, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 13: Commitments and Contingencies  – (continued)

The Company has unconditional purchase obligations relating to certain vendors that provide software and technology oriented services ranging from less than one year to five years. The following is a schedule, by year, of the future minimum payments under these obligations:

Year ended December 31,
2016	$9,749
2017	$2,523
2018	$413
2019	$26
2020	$13
Thereafter	$—

Legal Matters

The Company is named in various claims and legal actions in the normal course of its activities.

The Company believes that the outcome of such matters is not expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In June 2014, the SEC commenced an inquiry concerning certain aspects of the Company’s business that relate to the distribution of issuer press releases. The Company has been fully cooperative with the staff of the SEC Division of Enforcement in this ongoing inquiry. Although the Company cannot predict what the outcome of the inquiry will be, it may result in remedies which could include modifications to the Company’s process for disseminating issuer press releases. Based on currently available information, the Company does not expect that the inquiry, or any resolution thereof, will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Report of Independent Auditors

The Board of Directors of UBM plc:

We have audited the accompanying combined financial statements of the PRN Group, which comprise the combined balance sheets as of December 31, 2014 and 2013, and the related combined statements of operations, comprehensive income, stockholders' deficit and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the PRN Group at December 31, 2014 and 2013, and the combined results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Iselin, NJ
October 21, 2015

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED BALANCE SHEETS
(in thousands)

	As of December 31,
	2014	2013
ASSETS
Current Assets
Cash and Cash Equivalents	$12,089	$10,069
Accounts Receivable, net of allowance of $3,928 and $4,078 at December 31, 2014 and 2013, respectively	34,637	36,109
Due from Related Parties	449,218	404,089
Loans to Related Parties	176,115	178,687
Income Tax Receivable	2,082	805
Deferred Income Taxes	6,338	5,820
Other Receivables	1,892	3,787
Prepaids and Other Current Assets	3,250	3,255
Total Current Assets	685,621	642,621
Property and Equipment, net of accumulated depreciation of $33,091 and $37,124 at December 31, 2014 and 2013, respectively	10,587	11,880
Computer Software, net of accumulated amortization of $22,837 and $19,312 at December 31, 2014 and 2013, respectively	13,789	10,666
Intangible Assets, net	2,775	4,440
Goodwill	126,288	128,442
Investment in Unconsolidated Affiliate	5,550	5,816
Deferred Income Taxes	2,218	1,992
Other Assets	6,142	6,676
TOTAL ASSETS	$852,970	$812,533
LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	$44,732	$45,055
Deferred Revenue	31,710	28,345
Due to Related Parties	237,800	237,649
Loans from Related Parties	677,437	680,791
Income Taxes Payable	421	398
Other Current Liabilities	534	350
Total Current Liabilities	992,634	992,588
Loan from Related Party	25,982	28,320
Deferred Income Taxes	28,213	25,204
Pension Obligation	2,504	2,828
Other Liabilities	5,513	6,099
TOTAL LIABILITIES	1,054,846	1,055,039
Commitments and Contingencies (Note 13)
STOCKHOLDERS' DEFICIT
Capital	278,633	262,005
Accumulated Deficit	(475,519)	(508,927)
Accumulated Other Comprehensive (Loss) Income	(4,990)	4,416
Total Stockholders' Deficit	(201,876)	(242,506)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$852,970	$812,533

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF OPERATIONS
(in thousands)

	For the Years Ended December 31,
	2014	2013
Revenue	$322,693	$315,883
Operating Expenses	85,391	87,338
Selling, General and Administrative Expenses	165,119	169,091
Depreciation and Amortization	9,861	12,888
Total Operating Costs	260,371	269,317
Operating Income	62,322	46,566
Interest Income	155	26
Interest Income on Related Party Loans	4,102	4,639
Interest Expense on Related Party Loans	(13,941)	(15,433)
Other Income on Related Party Agreement	2,000	2,061
Equity in Earnings of Unconsolidated Affiliate	470	685
Income before Provision for Income Taxes	55,108	38,544
Provision for Income Taxes	20,789	16,184
Net Income	$34,319	$22,360

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Years Ended December 31,
	2014	2013
Net Income	$34,319	$22,360
Other Comprehensive (Loss) Income:
Foreign Currency Translation	(9,361)	4,977
Defined Benefit Plan (Expense) Income, net of taxes of $28 and $(99) for the years ended December 31, 2014 and 2013, respectively	(45)	136
Comprehensive Income	$24,913	$27,473

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,
	2014	2013
Cash Flows from Operating Activities
Net Income	$34,319	$22,360
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	9,861	12,888
Provision for Doubtful Accounts and Credit Memos	1,338	2,652
Stock-Based Compensation Expense	1,279	650
Provision for Deferred Taxes	2,130	1,984
Taxes payable by Related Parties in Consolidated Filings	15,349	9,732
Equity in Earnings of Unconsolidated Affiliate	(470)	(685)
Distribution of Earnings from Unconsolidated Affiliate	496	1,705
Other	638	151
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,058)	(2,892)
Due from Related Parties – Current	(3,462)	(3,052)
Other Assets	481	(338)
Accounts Payables and Accrued Liabilities	547	4,224
Deferred Revenue	4,027	724
Other Liabilities – Current	280	(439)
Income Tax Receivable and Payable	(1,581)	(135)
Due to Related Parties – Current	(14,324)	(9,822)
Other Operating Assets and Liabilities	1,744	(851)
Net Cash Provided by Operating Activities	51,594	38,856
Cash Flows from Investing Activities
Purchases of Property and Equipment and Computer Software	(10,981)	(7,595)
Earnout Payment for Acquisition		(166)
Net Cash Used in Investing Activities	(10,981)	(7,761)
Cash Flows from Financing Activities
Dividend to Related Party	(911)	—
Loans from Related Parties	500	301
Loan Repayments to Related Parties	(1,037)	(1,462)
Loans to Related Parties	(5,896)	(2,321)
Loan Repayments from Related Parties	1,348	1,358
Advances to Related Parties	(31,792)	(31,098)
Net Cash Used in Financing Activities	(37,788)	(33,222)
Effect of Exchange Rate Changes on Cash	(805)	939
Net Increase (Decrease) in Cash and Cash Equivalents	2,020	(1,188)
Cash and Cash Equivalents
Beginning of Year	10,069	11,257
End of Year	$12,089	$10,069
Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest	$13,679	$14,120
Cash Paid for Income Taxes	$5,174	$5,915

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

COMBINED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(in thousands)

	Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
Balance as of January 1, 2013	$251,623	$(531,287)	$(697)	$(280,361)
Net Income	—	22,360	—	22,360
Stock-Based Compensation	650	—	—	650
Defined Benefit Plan Adjustment	—	—	136	136
Foreign Currency Translation	—	—	4,977	4,977
Taxes payable by Related Parties in Consolidated Filings	9,732	—	—	9,732
Balance as of December 31, 2013	262,005	(508,927)	4,416	(242,506)
Net Income	—	34,319	—	34,319
Stock-Based Compensation	1,279	—	—	1,279
Defined Benefit Plan Adjustment	—	—	(45)	(45)
Foreign Currency Translation	—	—	(9,361)	(9,361)
Taxes payable by Related Parties in Consolidated Filings	15,349	—	—	15,349
Dividend to UBM	—	(911)	—	(911)
Balance as of December 31, 2014	$278,633	$(475,519)	$(4,990)	$(201,876)

The accompanying notes are an integral part of the combined financial statements.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 1: Organization

PRN Group (“PRN” or the “Company”) does business as PR Newswire, a global leader in public relations and investor relations communications and related products and services.

Note 2: Basis of Presentation

The Combined Financial Statements of the Company include the operations of the PRN Group businesses that are being carved-out for potential divestiture which include the PRN operations of PR Newswire Europe Ltd. and subsidiaries (Benelux Ltd., Newsdesk International Ltd., PR Newswire Disclose Ltd., OIT Ltd., PR Agency Ltd. and PR Newswire Gmbh), PR Newswire Ltda., NotilogPRN Argentina SA, PR Newswire S de RL de CV, PR Newswire Argentina SA, Hors Antenne Holding SAS and its subsidiary, Hors Antenne SAS, Cyperus SA, PR Newswire Asia Ltd., PRN Business Consulting Co Ltd., PRN Middle East Ltd., PRN India, PRNnet, PRN Delaware and subsidiaries (Virtual Press Office and PRN Holdings Inc. and its subsidiary CNW Group Ltd. and subsidiaries (Health Response Ltd., CCNW Quebec Inc., DNA 13 Inc. and DNA 13 (US) Inc.)), Communities Holdings and PR Newswire Association LLC and subsidiaries (MultiVu LLC and eWatch LLC).

The accompanying combined carve-out financial statements reflect the assets and liabilities, operating results, and cash flows of PRN. The Combined Financial Statements include certain expenses of UBM plc, which were allocated for certain functions, including general corporate expenses related to finance, legal, information technology, human resources, shared services, insurance, employee benefits and incentives, and stock-based compensation expense. These attributed expenses have been allocated to PRN on the basis of direct usage when identifiable, and for resources indirectly used by PRN, allocations were based on relative headcount, revenue, or other methodology, to reflect estimated usage by PRN. Management considers the allocation methodology and results to be reasonable for all periods presented. However, the financial information presented in these combined carve-out financial statements may not reflect the combined financial position, operating results and cash flows of PRN had PRN been a separate stand-alone entity during the period presented. Actual costs that would have been incurred if PRN had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

The cash and cash equivalents held by UBM plc at the corporate level are not specifically identifiable to PRN, and therefore, were not allocated for any of the periods presented. Cash and cash equivalents in the accompanying Combined Balance Sheets primarily represent cash held locally by operations included in the combined carve-out financial statements. UBM plc third-party debt, and the related interest expense has not been allocated for any of the periods presented as PRN was not the legal obligor of the debt and UBM plc’s borrowings were not directly attributable to these operations.

The accompanying Combined Financial Statements have been derived from the consolidated financial statements and accounting records of UBM plc. These Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates inherent in the preparation of the accompanying Combined Financial Statements include estimates regarding allowance for doubtful accounts and credit memos, potential outcome of uncertain tax positions, fair value of acquired assets and liabilities, fair value of equity-based compensation and pension benefit assumptions. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates. All intercompany balances and transactions between the operations of the carved-out businesses have been eliminated in the accompanying Combined Financial Statements. The income tax amounts in the accompanying Combined Financial Statements have been calculated based on a separate return methodology and presented as if the Company’s operations were separate taxpayers in the respective jurisdictions.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 2: Basis of Presentation  – (continued)

The accompanying combined carve-out financial statements have been prepared to assist in UBM plc’s potential divestiture of its PRN business and to demonstrate the historical results of operations, financial position, and cash flows of the PRN business that is being carved-out for the indicated periods under UBM plc management and do not include any accounts of entities that may be legally owned by any of the PRN entities but are not being included in any potential divestiture as they are not part of the PRN business.

Note 3: Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less, and the carrying amounts approximate fair value.

Accounts Receivable and Allowance for Doubtful Accounts

As more fully discussed in Note 8, “Related Party Transactions”, the Company factors substantially all of its accounts receivable from its U.S. businesses to a subsidiary of UBM plc. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. For accounts receivable not subject to the factoring program as well as any accounts receivable not yet factored, the Company maintains an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, the Company considers the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances. Accounts receivable may be fully reserved when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. As of December 31, 2014 and December 31, 2013, there were no individual customers representing more than 10% of the Company’s outstanding gross accounts receivable balance. During the years ended December 31, 2014 and December 31, 2013, there were no customers that accounted for more than 10% of revenue. In determining sales credit allowances, the Company analyzes historical trends, customer-specific factors and current economic trends. The Company records an allowance based on this information, as appropriate.

Long-lived Assets

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation or amortization. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Property and equipment are depreciated using the straight-line method. Computer hardware and equipment is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Buildings are depreciated over a period of 20 years.

Computer Software

The Company develops various computer software applications for internal use including systems which support our internal business services and processes, our financial and administrative systems and systems which we use to provide services to our customers.

The Company expenses costs as incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, the application development stage, which includes design, coding and testing, begins. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs cease when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

Computer software is amortized on a straight-line basis over a useful life of 3 to 5 years. Periodically, the Company reassesses the estimated useful lives of our computer software considering its overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

The Company assesses impairment of long-lived assets pursuant with ASC 360 — Property, Plant and Equipment. This includes determining if certain triggering events have occurred that could affect the value of an asset. The Company has not recorded any impairment charges related to long-lived assets.

Goodwill and Intangible Assets

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. Goodwill and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The Company has completed its annual goodwill impairment testing for 2014 and 2013, which did not result in any impairment. Intangible assets that have finite useful lives are amortized over their useful lives on a straight-line basis, ranging from three to ten years. Amortizable intangible assets are tested for impairment utilizing an income approach based on undiscounted cash flows upon the occurrence of certain triggering events and, if impaired, are written down to fair value. The Company did not identify any such triggering events during 2014 or 2013.

Investment in Unconsolidated Affiliates

The Company’s investment in an unconsolidated affiliate over which the Company has significant influence is accounted for under the equity method of accounting. The investment is carried at the cost of acquisition plus the Company’s equity in undistributed income of the unconsolidated affiliate. The Company regularly reviews its equity method investment for impairment. The Company evaluates information such as budgets, business plans and financial statements of its equity method investee in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses. See Note 7, “Investment in Unconsolidated Affiliate”.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The carrying amounts for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value because of their short-term maturity. The carrying amount of certain pension assets are recorded as Level 2 assets (see Note 10).

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

Foreign Currency Translation

Assets and liabilities of foreign affiliates with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using year-end exchange rates, while results of operations are translated at average exchange rates for the year. The Company’s foreign affiliates use the local currency as the functional currency. Foreign currency translation gains and losses are included as a component of Accumulated Other Comprehensive Income in the Combined Balance Sheets. The Company does not hedge foreign currency translation risk in the net assets and income reported from these sources.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the contract fee is fixed or determinable, delivery or performance has occurred and collectability is reasonably assured. If at the outset of an arrangement, the Company determines that collectability is not reasonably assured, revenue is deferred until the earlier of when collectability becomes probable or the receipt of payment. The Company reports revenue net of sales and other taxes collected from our customers.

The Company’s distribution services are sold either through fixed-term contracts whereby customers are allotted a predetermined number of service units or through contracts where customers order units as needed. For fixed-term contracts, revenue is recognized on a straight-line basis over the term of the contract. For contracts where customers order units as needed, revenue is recognized upon fulfillment of the customer order.

Certain of the Company’s services such as broadcast and webcast production, translation services and EDGAR filing services require the Company to make a specific singular performance. For these services, revenue is recognized when the specific performance is completed.

The Company’s XBRL filing services are sold through contracts where the Company is obligated to make a certain number of filings on behalf of the customer with the U.S. Securities and Exchange Commission (the “SEC”). For this service, revenue is recognized as each filing is made by the Company.

Certain of the Company’s services such as its workflow platform and its hosted microsites are sold through fixed-term contracts where the Company is obligated to make the services available to the customer over the contract term. Customers can access these services without limitation over the contact term. For these services, revenue is recognized on a straight-line basis over the contract term.

Deferred revenue consists of amounts billed in excess of revenue recognized on sales. Deferred revenue is included in current liabilities in the Combined Balance Sheets and is subsequently recognized as revenue in accordance with the Company’s revenue recognition policies.

Multiple Element Arrangements

Certain of the Company’s services are sold as multiple-element arrangements. Revenues subject to these arrangements represent less than 5% of total revenues for the years ended December 31, 2014 and December 31, 2013, respectively. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. Most product and service deliverables qualify as separate units of accounting and can be sold stand-alone or in various combinations. A deliverable constitutes a separate unit of accounting when it has stand-alone value and there are no customer-negotiated refunds or return rights for the delivered items. If the arrangement includes a customer-negotiated refund or return right relative to the delivered items, and the delivery and performance of the undelivered item is considered probable and substantially in our control, the delivered item constitutes a separate unit of accounting. If the deliverable or a group of deliverables meet the separation criteria, the total arrangement consideration is allocated to each unit of accounting based on its relative selling price. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

The Company determines the selling price for each deliverable using vendor-specific objective evidence (“VSOE”), if it exists, third-party evidence (“TPE”) if VSOE does not exist, or best estimated selling price (“BESP”) if neither VSOE nor TPE exist. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. The Company determines VSOE of a deliverable by monitoring the price at which the Company sells the deliverable on a stand-alone basis to a third party. In certain instances, the Company is not able to establish VSOE for all deliverables in an arrangement with multiple elements due to infrequent selling each element separately, not pricing products or services within a set range, or only having a limited sales history. Where the Company is unable to establish VSOE, the Company may use the price at which the Company or a third party sells a similar product to similarly situated customers on a stand-alone basis. When the Company is not able to establish selling prices by using VSOE or TPE, the Company establishes the BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the solution were sold on a stand-alone basis.

Operating Expenses

Operating expenses include the costs incurred in connection with the fulfillment of the Company’s products and services and includes compensation and benefits for operational staff and costs of third-party service providers.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. The term used for straight-line rent expense is calculated initially from the date the Company obtains possession of the leased premises through the expected lease termination date.

Defined Benefit Pension Plans

Employees of CNW Group, Ltd. (“CNW”) participate in a defined benefit pension plan whereby pension expense is determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include discount rates, expected rate of return on plan assets, rate of salary increase, mortality rates and other factors. The funded status of the plan is recognized on the Combined Balance Sheets. Prior service costs or credits and actuarial gains and losses beyond a 10% corridor are recognized in earnings based on the estimated future service period of the participants. The measurement date for the defined benefit plan for CNW employees is December 31.

Stock-Based Compensation

Company employees participate in the UBM 2008 Executive Share Option Scheme under which they are granted stock options to purchase UBM plc stock and the UBM 2010 Executive Retention Plan, as amended in 2014, under which they are granted UBM plc restricted stock.

Under the provisions of ASC 718 — Compensation — Stock Compensation, the Company recognizes share based compensation by estimating the fair value of each stock-based award at the date of grant. The stock-based compensation expense is recognized over the award’s vesting period. In addition, the Company estimates future forfeitures in calculating the stock-based compensation expense as opposed to only recognizing these forfeitures and the corresponding reductions in expense as they occur.

For stock option awards, the fair value is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires Company management to make assumptions about UBM plc stock price volatility, dividend yield, expected term of the stock option and risk-free interest rates. The expected stock price volatility assumption is derived from the historical volatility

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

of UBM plc common stock. The expected dividend yield assumption is determined by dividing the anticipated annual dividend payment by the stock price on the date of grant. The expected term assumption is derived using a methodology that combines historical exercise data with hypothetical exercise data for unexercised stock options. The risk-free interest rate assumption corresponds to the expected term assumption of the stock option and is based on the UK Gilts yield in effect at the time of grant.

For restricted stock awards, which vest solely on service, the fair value is estimated by using the closing price of UBM plc common stock on the date of grant.

Stock-based compensation is described more fully in Note 11, “Stock-Based Compensation”.

Income Taxes

The Company provides for income taxes and the related accounts under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse. Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized, which will be assessed on an on-going basis. In addition, income tax rules and regulations are subject to interpretation and the application of those rules and regulations require judgment by the Company and may be challenged by the taxation authorities. The Company follows ASC 740 — Income Taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. Only tax positions that meet the more likely than not recognition threshold are recognized. Refer to Note 12, “Income Taxes”.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign currency translation and amortization of amounts related to defined benefit plans.

Subsequent Events

The Company evaluated subsequent events through October 20, 2015, the date the financial statements were available to be issued. All events that had a material impact on the Company’s Combined Financial Statements are disclosed in the notes to the Combined Financial Statements.

On September 23, 2015, UBM plc announced that it is in highly preliminary discussions with a number of parties about a potential sale of the Company.

Recent Accounting Pronouncements

In March 2014, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 13-D, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period (“EITF 13-D”). Under EITF 13-D, a performance target that can be achieved after the requisite service period should be treated as a performance condition that affects vesting, rather than a condition that affects grant date fair value. Compensation cost is recognized over the requisite service period if it is probable that the performance condition will be achieved. If necessary, compensation cost is subsequently adjusted, to reflect those awards that ultimately vest. EITF 13-D will be effective, on a prospective basis, for the Company during its first quarter of 2016, with early adoption permitted. The adoption of this standard is not anticipated to have a material impact on the Company’s Combined Financial Statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 3: Summary of Significant Accounting Policies  – (continued)

revenue recognition requirements in Accounting Standards Codification 605, Revenue Recognition. The new revenue recognition standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. This guidance will be effective beginning in fiscal year 2019 and early adoption is not permitted. The standard allows for either a full retrospective or a modified retrospective transition method. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its Combined Financial Statements, as well as, which transition method it intends to use.

In August 2014, the FASB issued Accounting Standards Update 2014-15, Presentation of Financial Statements — Going Concern (“ASU 2014-15”). ASU 2014-15 requires that management evaluate at each annual and interim reporting period whether there is a substantial doubt about an entity’s ability to continue as a going concern within one year of the date that the financial statements are issued. ASU 2014-15 will be effective for fiscal years and interim periods beginning after December 15, 2016 and early application is permitted. The Company does not expect that the application of ASU 2014-15 will have an impact on the Combined Financial Statements.

In January 2015, the FASB issued Accounting Standards Update 2015-01, Income Statement —  Extraordinary and Unusual Items (Subtopic 225-20). The objective of this update is to simplify income statement presentation requirements by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company will adopt this guidance effective January 1, 2016 and does not believe that it will have a material impact on the Company’s Combined Financial Statements.

Note 4: Property and Equipment

The following is a summary of property and equipment, at cost less accumulated depreciation:

	As of December 31,
	2014	2013
Leasehold improvements and building	$16,404	$16,178
Computer hardware and equipment	27,274	32,826
	43,678	49,004
Less: accumulated depreciation	(33,091)	(37,124)
Total property and equipment, net	$10,587	$11,880

Depreciation expense for the years ended December 31, 2014 and December 31, 2013 was $3,128 and $3,545, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 5: Computer Software

The following is a summary of computer software, at cost less accumulated mortization:

	As of December 31,
	2014	2013
Software	$36,626	$29,978
Less: accumulated amortization	(22,837)	(19,312)
Total software, net	$13,789	$10,666

Amortization expense for the years ended December 31, 2014 and December 31, 2013 was $5,232 and $6,539, respectively.

Note 6: Goodwill and Intangible Assets

Goodwill as of December 31, 2014 and December 31, 2013 was $126,288 and $128,442, respectively. Changes in goodwill were entirely due to changes in foreign currency.

The following is a summary of intangibles, at cost less accumulated amortization:

	As of December 31,
	2014	2013
Intangible Assets
Brands	$9,379	$9,586
Customer Lists	4,826	5,175
Other	2,287	2,481
	16,492	17,242
Accumulated amortization
Brands	(6,906)	(6,153)
Customer Lists	(4,685)	(4,493)
Other	(2,126)	(2,156)
	(13,717)	(12,802)
Intangible Assets, net	$2,775	$4,440

Intangible amortization expense for the years ended December 31, 2014, and December 31, 2013 was $1,501 and $2,804, respectively. The estimated annual aggregate amortization expense for the next five succeeding fiscal years is expected to be $944, $831, $470, $171, and $169, respectively.

Note 7: Investment in Unconsolidated Affiliate

The Company’s investment in unconsolidated affiliated is accounted for by the equity method and consists of a 50% interest in a joint venture with ANP Pers Support B.V. in ANP Pers Support v.o.f. (“ANPps”).

The Company had revenues of $1,645 and $1,410 for the years ended December 31, 2014 and December 31, 2013, respectively, for billings made to ANPps for international distribution services provided to ANPps. The Company incurred operating expense of $164 and $156 for the years ended December 31, 2014 and December 31, 2013, respectively, for billings from ANPps for distribution services provided by ANPps to the Company for the countries in which ANPps operates.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 8: Related Party Transactions

Due from Related Parties — Current

Due from Related Parties — Current as of December 31, 2014 and December 31, 2013 was $449,218 and $404,089, respectively. Due from Related Parties — Current arises principally from daily net cash advances made by the Company to UBM plc and its subsidiaries (“UBM”) as UBM plc maintains a zero balance cash concentration system in the U.S. and Europe and from revenue for providing services to UBM.

Net cash advances to UBM for the year ended December 31, 2014 and December 31, 2013 were $43,231 and $43,225 respectively. Revenue from the sale of the Company’s products and services provided to UBM for the year ended December 31, 2014 and December 31, 2013 were $1,100 and $1,153, respectively.

Loans to Related Parties — Current

A summary of Loans to Related Parties — Current is as follows:

PRN Affiliate	UBM Counterparty	As of December 31,		Stated interest rate
		2014	2013
PRN Europe Ltd.	Aztecgem Limited	$148,801	$154,034	British Pound Sterling LIBOR +2%
Newsdesk International	United Finance Limited	7,671	8,150	non-interest bearing
OIT Ltd	United Finance Limited	11,351	12,060	non-interest bearing
CNW Group Ltd.	United Finance Ltd.	3,453	—	Canadian Dollars LIBOR + 2%
PRN Europe Ltd.	UBMG Ltd	2,617	2,982	no interest charged
Various	Various	2,222	1,461
Loans to Related Parties – Current		$176,115	$178,687

Loans to Related Parties — Current arise principally as the Company provides financing to UBM through formal loan agreements. Changes in 2014 resulted from loans of $5,896 made by the Company to UBM, loan repayments of $1,348 from UBM to the Company and foreign currency translation. Changes in 2013 resulted from loans of $2,321 made by the Company to UBM, loan repayments of $1,358 from UBM to the Company and foreign currency translation.

Due to Related Parties — Current

Due to Related Parties — Current as of December 31, 2014 and December 31, 2013 was $237,800 and $237,649, respectively. Due to Related Parties — Current arises principally from management fees charged to the Company by UBM, costs incurred by UBM on behalf of the Company, cash advances to the Company through the cash concentration system to allow for interest payments to UBM on loans payable by the Company to UBM (see Loans from Related Parties — Current) and amounts collected from customers by the Company on behalf of UBM for Company accounts receivable factored to UBM.

Management fees for the years ended December 31, 2014 and December 31, 2013 were $8,764 and $13,848, respectively, and relate to an allocation of corporate services such as accounting, treasury, information technology, legal, executive management and human resources provided by UBM to the Company.

Costs incurred by UBM on behalf of the Company for the years ended December 31, 2014 and December 31, 2013 were $1,969 and $1,690, respectively, and relate to business insurance, payroll services, audit fees and office rent primarily reflected in agreements between UBM and the respective vendors.

Cash advances by UBM to the Company for the year ended December 31, 2014 and December 31, 2013 were $11,439 and $12,127 respectively. Such cash advances are used by PRN Delaware, Inc. to pay interest expense on related party debt with UBM.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 8: Related Party Transactions  – (continued)

Each month UBM purchases substantially all of the prior month’s accounts receivable of its U.S. businesses, 15 days after month end at a discount of approximately 2% under a non-recourse arrangement. The discount for the years ended December 31, 2014 and December 31, 2013 was $5,579 and $5,839, respectively. The discount is included in Selling, General and Administrative Expenses in the Combined Statements of Operations. In addition, UBM pays an annual fee to the Company in return for cash collection, cash application and record keeping services. This fee was $2,000 and $2,061 for the years ended December 31, 2014 and December 31, 2013, respectively. Such fee is included in Other Income in the Combined Statements of Operations.

Loans from Related Parties — Current

A summary of Loans from Related Parties — Short Term is as follows:

PRN Affiliate	UBM Counterparty	As of December 31,		Stated interest rate
		2014	2013
PRN Delaware, Inc.	UBM Finance Sarl	$326,634	$326,634	6 month U.S. Dollars LIBOR + 0.50%
PRN Delaware, Inc.	United BM (US) Holdings Sarl	300,000	300,000	6 month U.S. Dollars LIBOR + 2%
PRN Holdings USA Inc.	UBM Finance Inc.	18,998	18,552	U.S. Dollars LIBOR + 2%
Hors Antenne Holdings	UBM CP Holdings No 4 Sarl	7,359	9,296	EURIBOR plus 2%
PRN Benelux Ltd.	United Finance Limited	6,944	7,849	British Pound Sterling LIBOR +0.5%
PRN Europe Ltd.	UBMG Holdings	6,851	7,279	non-interest bearing
PR Newswire Asia Ltd.	United Finance Ltd.	4,482	4,101	non-interest bearing
PRN Europe Ltd.	United Finance Limited	3,470	3,922	British Pound Sterling LIBOR + 0.5%
PRN Europe Ltd.	United Business Information (UK) Ltd	2,236	2,376	non-interest bearing
Various	Various	463	782
Loans from Related Parties – Current		$677,437	$680,791

Loans from Related Parties — Current arise principally as the Company has received financing from UBM from time to time. Changes in 2014 resulted from loans of $500 made by UBM to the Company, loan repayments of $1,037 from the Company to UBM and foreign currency translation. Changes in 2013 resulted from loans of $301 made by UBM to the Company, loan repayments of $1,462 from the Company to UBM and foreign currency translation.

Loan from Related Party — Non-Current

Loan from Related Party — Non-Current as of December 31, 2014 and December 31, 2013 was $25,982 and $28,320, respectively. Loan from Related Party — Non-Current arose in connection with financing provided by UBM to the Company in connection with the 2012 purchase by UBM of the non-controlling interest in CNW Group, Ltd. Changes in 2014 and 2013 were entirely due to foreign currency translation. The stated interest rate for this loan is 7%.

Interest income for all related party loans was $4,102 and $4,639 for the years ended December 31, 2014 and December 31, 2013, respectively. Interest expense for all related party loans was $13,941 and $15,433 for the years ended December 31, 2014 and December 31, 2013, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 9: Stockholders’ Deficit

The Company has recorded taxes payable by UBM in consolidated tax fillings as deemed capital contributions of $15,349 and $9,732 for the years ended December 31, 2014 and December 31, 2013, respectively.

The following table displays the change in the components of accumulated other comprehensive income (loss), net of tax:

	Cumulative Translation Adjustment	Defined Benefit Plan Adjustment	Total Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2013	$2,926	$(3,623)	$(697)
Foreign Currency Translation	4,977	—	4,977
Defined Benefit Plan Adjustment	—	136	136
Balance at December 31, 2013	7,903	(3,487)	4,416
Foreign Currency Translation	(9,361)	—	(9,361)
Defined Benefit Plan Adjustment	—	(45)	(45)
Balance at December 31, 2014	$(1,458)	$(3,532)	$(4,990)

Note 10: Retirement Plans

PR Newswire Association LLC (“PRNA”) Retirement Plans

PRNA employees participate in the UBM 401K savings plan. Under the plan, the Company contributes in cash based on a stated percentage of eligible employee contributions and based on a stated percentage of employee compensation, both subject to a specified ceiling. The expense recognized for the 401K savings plan in the years ended December 31, 2014 and December 31, 2013 was $2,628 and $2,625, respectively.

Certain executives of PRNA participate in a supplemental defined contribution plan. Under the plan the Company contributes in cash up to a set percentage of employee base salary based on the percentage of eligible employee base pay contributed by the employee. Amounts contributed are invested based on the investment choices of Wilmington Trust Company, the Company’s appointed trustee. However, the Company is obligated to the employee based on the employee’s notional investment choice. The plan has been closed to new employees since 2010. As of December 31, 2014, all but one of the plan participants are 100% vested. Plan assets as of December 31, 2014 and December 31, 2013 were $5,630 and $6,110, respectively, and are reflected in Other Assets in the Combined Balance Sheets. Amounts due to employees as of December 31, 2014 and December 31, 2013 were $5,537 and $6,138, respectively and are reflected in Accounts Payable and Accrued Liabilities in the Combined Balance Sheets. The expense recognized for this plan in the years ended December 31, 2014 and December 31, 2013 was $115 and $346, respectively.

CNW Retirement Plans

Employees of CNW participate in a pension plan which has a defined benefit plan component and defined contribution plan component. CNW also maintains an unfunded defined contribution plan for certain former employees. The defined benefit plan has been closed to new participants since 2006. In addition, CNW maintains a non-registered defined benefit pension plan for a former executive, which provides benefits in excess of those payable from the registered defined benefit plan and the unfunded defined contribution plan.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans  – (continued)

The actuarial cost method used for the valuation of the defined benefit post-employment benefits is the present value of the benefits expected to be paid. CNW’s contributions to defined contribution plans are expensed as incurred. The expense recognized for CNW’s defined contribution plans in the years ended December 31, 2014 and December 31, 2013 was $303 and $320, respectively.

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

The following table summarizes changes in the benefit obligation, plan assets and the funded status of CNW’s two defined benefit plans:

	2014	2013
Change in benefit obligation
Beginning benefit obligation balance	$10,066	$11,639
Service cost	224	276
Interest cost	521	443
Plan participants' contribution	47	64
Actuarial loss (gain)	1,959	(1,183)
Benefits paid	(446)	(290)
Currency translation	(22)	23
Ending benefit obligation	$12,349	$10,972
Ending accumulated benefit obligation	$10,931	$9,937
Change in plan assets
Beginning fair value of plan assets	$7,326	$8,250
Return on plan assets	1,848	(892)
Employer contributions	907	853
Plan participants' contributions	47	64
Benefits paid	(446)	(290)
Ending fair value of plan assets	$9,682	$7,985
Funded status	$2,667	$2,987

The amount recognized in the Combined Balance Sheets as Pension Obligation as of December 31, 2014 and December 31, 2013 was $2,667 and $2,987, respectively. The amount of net actuarial loss recognized in accumulated other comprehensive (loss) income as of December 31, 2014 and December 31, 2013 was $4,220 and $4,428, respectively. The estimated amortization from accumulated comprehensive loss into net periodic benefit cost from actuarial losses for the years ended December 31, 2014 and December 31, 2013 was $187 and $205, respectively.

	As of December 31,
	2014	2013
Plans with projected benefit obligations in excess of plan assets
Projected benefit obligation	$12,349	$10,972
Fair value of plan assets	9,682	7,985
Total	$(2,667)	$(2,987)
Plans with accumulated benefit obligations in excess of plan
Accumulated benefit obligation	$10,931	$9,937
Fair value of plan assets	9,682	7,985
Total	$(1,249)	$(1,952)

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans  – (continued)

Plan Assets

The following table presents the plan assets by category:

	As of December 31,
	2014	2013
Debt instruments	$9,682	$7,985

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2014:

	As of December 31, 2014				As of December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt instruments	$—	$9,682	$—	$9,682	$—	$7,985	$—	$7,985

The pension assets consist primarily of a pooled fund, which is primarily invested in government and corporate bonds. They are valued using models with inputs including interest rate curves, credit spreads and volatilities. The inputs that are significant to valuation are generally observable and therefore the assets within the pooled fund have been classified as Level 2. The fair value reflects the proportionate share of the fair value of the investments held in the underlying pooled fund.

Components of net periodic benefit cost and other amounts recognized in Other Comprehensive Income (Loss) for the years ended December 31, 2014 and December 31, 2013 are as follows:

	Years ended December 31,
	2014	2013
Net Periodic Benefit Cost:
Service cost	$224	$276
Interest cost	521	443
Expected return on plan assets	(162)	(266)
Amortization of prior service costs	—	—
Amortization of net actuarial loss	233	236
Amortization of transitional asset	(23)	(23)
Net Periodic Benefit Cost	$793	$666

Other changes in plan assets and benefit obligations recognized in Other Comprehensive Income (Loss) for the years ended December 31, 2014 and December 31, 2013 were as follows:

	Years ended December 31,
	2014	2013
Actuarial loss (gain)	$283	$(7)
Amortization of net actuarial losses	(187)	(205)
Amortization of transitional asset	(23)	(23)
Total recognized in other comprehensive income (loss)	73	(235)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$866	$431

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 10: Retirement Plans  – (continued)

Assumptions

Weighted-average assumptions used to determine the benefit obligations reflected in the Combined Balance Sheets and the net benefit cost reflected in the Combined Statements of Operations were as follows:

	Years ended December 31,
	2014	2013
Discount rate	4.00%	5.00%
Rate of compensation increase	3.50%	3.50%
Rate of return on plan assets	2.00%	3.25%

The long-term rates of return are determined based on the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic forecasts, among other factors, and are evaluated annually and adjusted as necessary.

Investment Strategy

The CNW defined pension plan is funded via assets held in trust by Manulife and are invested in an ultra-long bond fund. This investment strategy is attempting to minimize interest rate risk in the funded position of the pension plan. The assets of the defined contribution component of the pension plan are selected by members. The other pension plans are unfunded.

Cash Flows

The Company expects to make contributions of $630 to defined benefit plans during 2015. Total benefit payments expected to be paid from the plans are as follows:

2015	$546
2016	$432
2017	$432
2018	$457
2019	$473
Thereafter	$7,503

PRN Europe Ltd. (“PRNE”) Retirement Plans

Employees of PRNE based in the United Kingdom (“U.K.”) participate in a UBM sponsored pension plan which has a defined benefit and a defined contribution component. The defined benefit plan is closed to new members and currently has four participants who are employees of PRNE. The benefit accrues based on final salary and length of service. All PRNE employees in the U.K. are legally bound to enter the defined contribution plan but have an option to opt out after enrollment. The plan has three tiers. At the basic auto enroll level, employees contribute 2% of salary and the Company contributes 4%. At the Tier 1 level, employees contribute 3% of salary and the Company contributes 6%. At the Tier 2 level, employees contribute 4% of salary and the Company contributes 6%. Employees elect the tier at which they wish to contribute. For the years ended December 31, 2014 and December 31, 2013, the total pension plan expense was $585 and $462, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 11: Stock-Based Compensation

Stock option transactions under the UBM Executive Share Option Scheme for the years ended December 31,2014, and December 31, 2013 are summarized as follows:

	Number of Options	Weighted Average Price
Outstanding at December 31, 2012	1,387,571	8.71
Granted	353,850	10.91
Exercised	(260,685)	7.81
Forfeited or expired	(52,052)	9.77
Outstanding at December 31, 2013	1,428,684	$9.37
Options Excercisable at December 31, 2013	332,886	$8.39
Outstanding at December 31, 2013	1,428,684	9.37
Granted	346,000	11.66
Exercised	(122,666)	8.78
Forfeited or expired	(148,013)	10.48
December 2014 special grant	435,951	7.49
Outstanding at December 31, 2014	1,939,956	$7.47
Options Excercisable at December 31, 2014	801,107	$6.59

Restricted Stock Awards

Restricted stock activity during the years ended December 31, 2014, and December 31, 2013, respectively, were as follows:

	Number of Shares	Weighted- Average Grant-Date Fair Value per Share
Non-vested, as of December 31, 2012	34,131	$8.24
Granted	52,376	10.91
Vested	(19,000)	7.35
Cancelled and forfeited	—	—
Non-vested, as of December 31, 2013	67,507	$10.57
Granted	30,363	9.77
Vested	(9,071)	10.16
Cancelled and forfeited	(11,459)	9.92
December 2014 special grant	26,493	10.94
Non-vested, as of December 31, 2014	103,833	$10.91

Stock options and restricted stock awards are typically granted with a three-year vesting period. In December 2014, UBM plc made a special grant of stock options and restricted stock to the Company’s employees whereby approximately 0.29 stock options were awarded for every stock option held and approximately 0.29 shares of restricted stock were awarded for every share of restricted stock held. The vesting period for the special grant ranged from zero to 32 months. In connection with the special grant, the exercise price for existing stock options was adjusted such that the revised exercise price was discounted 22.4% from the original exercise price.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 11: Stock-Based Compensation  – (continued)

Stock-based compensation expense for the years ended December 31, 2014 and December 31, 2013 was $1,279 and $650, respectively, inclusive of $614 related to the December 2014 special grant and the related stock option repricing.

Note 12: Income Taxes

PRN Delaware, Inc. and its subsidiaries and PR Newswire Europe Ltd. and its subsidiaries are part of the consolidated tax filings of UBM in the U.S. and the United Kingdom. The Company files its own corporate tax returns in other jurisdictions including Canada, France, The Netherlands, China, Hong Kong, Brazil and Mexico. The Company’s tax provision has been calculated as if the Company filed separate tax returns for PRN Delaware and PR Newswire Europe Ltd. in the U.S. and the United Kingdom.

The provision for income taxes for the years ended December 31, 2014 and December 31, 2013 is comprised of the following:

	For the years ended December 31,
	2014	2013
Current Provision (Benefit)
U.S. Federal	$9,935	$6,351
U.S. State and Local	2,386	2,327
Foreign:
Canada	3,383	3,682
Europe and Middle East	2,680	1,866
Latin America	(158)	27
Asia	433	(53)
Current Provision	$18,659	$14,200
Deferred Provision (Benefit)
U.S.	$2,490	$1,966
Canada	(360)	18
Deferred Provision	$2,130	$1,984
Total Provision for Income Taxes	$20,789	$16,184

The provision for income taxes differs from the amount computed by applying the U.S. statutory federal income tax rate of 35% to income before provision for income taxes due to state and local income taxes, foreign tax rate differentials on non-U.S. income, and non-deductible items such as meals and entertainment expenses.

As of December 31, 2014, the Company has non capital loss carry-forwards in Canada of approximately $8 million for tax purposes, which will be available to offset future taxable income. If not used, these carry-forwards will expire between 2028 and 2033. These losses are subject to a valuation allowance. In addition there are approximately $1.2 million of investment tax credits in Canada. If not used, these credits will expire between 2024 and 2032.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 12: Income Taxes  – (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities are comprised of book-to-tax basis differences in fixed assets, intangibles, and non-deductible accruals and reserves. Deferred tax assets and liabilities as of December 31, 2014 and December 31, 2013 are comprised of the following:

	As of December 31,
	2014	2013
Deferred Tax Assets
Current
U.S.	$6,338	$5,820
Non-Current
Canada	4,988	5,068
Europe and Middle East	331	331
Latin America	167	64
Asia	89	289
Valuation Allowance	(3,357)	(3,760)
Non-Current	2,218	1,992
Deferred Tax Assets	8,556	7,812
Deferred Tax Liabilities – Non-Current
U.S.	(28,213)	(25,204)
Deferred Tax Liabilities, net	$(19,657)	$(17,392)

The Company follows guidance under U.S. GAAP for uncertain tax positions, which provides a comprehensive model for the recognition, measurement and disclosure in the financial statements of uncertain tax positions that the Company has taken or expects to take on an income tax return. There were no uncertain tax positions at December 31, 2014 and December 31, 2013.

The Company’s share of undistributed earnings of foreign subsidiaries, amounting to approximately $8,677 and $2,081, is considered to be indefinitely reinvested at December 31, 2014 and December 31, 2013, respectively. Accordingly, no provision has been recorded for U.S. income taxes that might result from repatriation of these earnings.

Note 13: Commitments and Contingencies

The Company has leases for office space in the U.S., Canada, Brazil, Great Britain, France, Sweden, Dubai, China, Hong Kong, India, Taiwan, Malaysia and Singapore which expire between 2015 and 2027. The following is a schedule, by year, of the future minimum rental payments under these leases:

Year ended December 31,
2015	$8,079
2016	$6,539
2107	$5,840
2018	$4,048
2019	$3,941
Thereafter	$13,744

Rent expense for years ended December 31, 2014 and December 31, 2013 was $9,645 and $9,009, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PRN GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS
(U.S. dollar amounts in thousands)

Note 13: Commitments and Contingencies  – (continued)

The Company has unconditional purchase obligations relating to certain vendors that provide software and technology oriented services ranging from less than one year to three years. The following is a schedule, by year, of the future minimum payments under these obligations:

Year ended December 31,
2015	$7,337
2016	$2,175
2107	$972
2018	$18
2019	$—
Thereafter	$—

Legal Matters

The Company is named in various claims and legal actions in the normal course of its activities.

The Company believes that the outcome of such matters is not expected to have a material adverse effect on the Company’s results of operations, financial position or cash flows.

The SEC has commenced an inquiry concerning certain aspects of the Company’s business that relates to the distribution of issuer press releases. The Company has been fully cooperative with the staff of the SEC Division of Enforcement in this ongoing inquiry. Although the Company cannot predict what the outcome of the inquiry will be, it may result in remedies which could include modifications to the Company’s process for disseminating issuer press releases. Based on currently available information, the Company does not expect that the inquiry, or any resolution thereof, will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Vocus, Inc. and Subsidiaries,

We have audited the accompanying consolidated balance sheets of Vocus, Inc. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vocus, Inc. and subsidiaries at December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Vocus, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 7, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 7, 2014

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2012	2013
	(Dollars in thousands, except per share data)
Current assets:
Cash and cash equivalents	$32,107	$34,740
Short-term investments	662	—
Accounts receivable, net of allowance for doubtful accounts of $236 and $234 at December 31, 2012 and December 31, 2013, respectively	29,841	28,862
Current portion of deferred income taxes	1,478	271
Prepaid expenses and other current assets	2,933	4,728
Total current assets	67,021	68,601
Long-term investments	1,322	—
Property, equipment and software, net	20,068	20,134
Intangible assets, net	26,751	14,805
Goodwill	177,011	177,264
Deferred income taxes, net of current portion	—	105
Other assets	641	471
Total assets	$292,814	$281,380
Current liabilities:
Accounts payable	$4,125	$1,004
Accrued compensation	5,443	5,895
Accrued expenses	12,133	8,900
Current portion of notes payable and capital lease obligations	854	137
Current portion of deferred revenue	77,098	81,675
Total current liabilities	99,653	97,611
Notes payable and capital lease obligations, net of current portion	751	1,218
Other liabilities	6,786	6,371
Deferred income taxes	5,120	4,546
Deferred revenue, net of current portion	2,235	2,842
Total liabilities	114,545	112,588
Commitments and contingencies
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.01 par value, 1,000,000 shares designated from authorized preferred stock; issued and outstanding at December 31, 2012 and December 31, 2013	77,490	77,490
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 1,000,000 shares designated as Series A redeemable convertible preferred stock and issued and outstanding at December 31, 2012 and December 31, 2013; no other shares issued and outstanding at December 31, 2013	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 21,910,301 and 21,949,509 issued at December 31, 2012 and December 31, 2013, respectively; 19,670,168 and 20,207,652 shares outstanding at December 31, 2012 and December 31, 2013, respectively	219	219
Additional paid-in capital	215,226	227,699
Treasury stock, 2,240,133 and 1,741,858 shares at December 31, 2012 and December 31, 2013, respectively, at cost	(41,909)	(42,320)
Accumulated other comprehensive loss	(426)	(159)
Accumulated deficit	(72,331)	(94,137)
Total stockholders’ equity	100,779	91,302
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$292,814	$281,380

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2011	2012	2013
	(Dollars in thousands, except per share data)
Revenues	$114,874	$170,804	$186,931
Cost of revenues	21,857	33,749	38,220
Gross profit	93,017	137,055	148,711
Operating expenses:
Sales and marketing	57,543	97,873	109,768
Research and development	7,561	13,272	10,649
General and administrative	30,129	40,651	40,753
Amortization of intangible assets	2,021	7,157	7,841
Total operating expenses	97,254	158,953	169,011
Loss from operations	(4,237)	(21,898)	(20,300)
Other income (expense):
Interest and other income (expense)	317	(41)	(156)
Interest expense	(38)	(225)	(145)
Total other income (expense)	279	(266)	(301)
Loss before provision for income taxes	(3,958)	(22,164)	(20,601)
Provision for income taxes	10,619	1,427	1,205
Net loss	$(14,577)	$(23,591)	$(21,806)
Net loss per share:
Basic	$(0.78)	$(1.21)	$(1.09)
Diluted	$(0.78)	$(1.21)	$(1.09)
Weighted average shares outstanding used in computing per share amounts:
Basic	18,743,305	19,437,076	20,058,231
Diluted	18,743,305	19,437,076	20,058,231

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
	2011	2012	2013
	(Dollars in thousands)
Net loss	$(14,577)	$(23,591)	$(21,806)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustment	(442)	189	269
Unrealized net gain (loss) on available-for-sale investments, net of taxes	10	(8)	(2)
Other comprehensive income (loss), net of taxes	(432)	181	267
Comprehensive loss	$(15,009)	$(23,410)	$(21,539)

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
	(Dollars in thousands)
Balance at January 1, 2011	20,374,267	$204	$166,985	$(28,417)	$(175)	$(34,163)	$104,434
Exercise of stock options	1,219,643	12	18,940	—	—	—	18,952
Vesting of restricted stock awards	156,615	2	(2)	—	—	—	—
Tax deficiency from equity awards	—	—	(586)	—	—	—	(586)
Repurchase of 978,709 shares of common stock	—	—	—	(20,006)	—	—	(20,006)
Stock-based compensation	—	—	14,936	—	—	—	14,936
Net loss	—	—	—	—	—	(14,577)	(14,577)
Other comprehensive income (loss)	—	—	—	—	(432)	—	(432)
Balance at December 31, 2011	21,750,525	218	200,273	(48,423)	(607)	(48,740)	102,721
Exercise of stock options	10,391	—	72	—	—	—	72
Vesting of restricted stock awards	149,385	1	(1)	—	—	—	—
Issuance of 401,672 shares of common stock from treasury shares for business acquisition	—	—	—	9,600	—	—	9,600
Tax deficiency from equity awards	—	—	(3)	—	—	—	(3)
Repurchase of 143,789 shares of common stock	—	—	—	(3,086)	—	—	(3,086)
Stock-based compensation	—	—	14,885	—	—	—	14,885
Net loss	—	—	—	—	—	(23,591)	(23,591)
Other comprehensive income (loss)	—	—	—	—	181	—	181
Balance at December 31, 2012	21,910,301	219	215,226	(41,909)	(426)	(72,331)	100,779
Exercise of stock options	11,583	—	85	—	—	—	85
Vesting of restricted stock awards	27,625	—	—	—	—	—	—
Issuance of 4,882 shares of common stock from treasury shares	—	—	—	66	—	—	66
Repurchase of 35,695 shares of common stock	—	—	—	(477)	—	—	(477)
Stock-based compensation	—	—	12,388	—	—	—	12,388
Net loss	—	—	—	—	—	(21,806)	(21,806)
Other comprehensive income (loss)	—	—	—	—	267	—	267
Balance at December 31, 2013	21,949,509	$219	$227,699	$(42,320)	$(159)	$(94,137)	$91,302

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2011	2012	2013
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(14,577)	$(23,591)	$(21,806)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software	2,655	4,844	5,501
Amortization of intangible assets	2,501	10,999	12,034
(Gain) loss on disposal of assets	68	59	(4)
Impairment of long-lived assets	100	709	301
Stock-based compensation	14,915	14,872	12,327
Common stock issued for consulting services	—	482	—
Adjustments to fair value of contingent consideration	1,941	1,176	3,453
Provision for doubtful accounts	408	408	638
Deferred income taxes	9,789	835	505
Excess tax benefit from equity awards	(34)	—	—
Payments of contingent consideration for business acquisitions in excess of fair value on acquisition date	(147)	(2,435)	(4,560)
Changes in operating assets and liabilities:
Accounts receivable	(3,081)	(6,558)	439
Prepaid expenses and other current assets	1,910	(307)	(1,723)
Other assets	(230)	(120)	(231)
Accounts payable	66	2,005	(3,130)
Accrued compensation	337	353	421
Accrued expenses	2,173	1,215	(1,827)
Deferred revenue	6,523	14,383	4,869
Other liabilities	5,827	(504)	(362)
Net cash provided by operating activities	31,144	18,825	6,845
Cash flows from investing activities:
Business acquisitions, net of cash acquired	(6,947)	(79,801)	—
Purchases of property, equipment and software	(13,758)	(4,695)	(5,193)
Software development costs	(305)	(360)	(742)
Proceeds from disposal of assets	14	5	8
Purchases of available-for-sale securities	(22,907)	(4,301)	—
Sales of available-for-sale securities	—	5,835	1,328
Maturities of available-for-sale securities	18,390	6,402	651
Net cash used in investing activities	(25,513)	(76,915)	(3,948)
Cash flows from financing activities:
Repurchases of common stock	(20,006)	(3,086)	(477)
Proceeds from exercises of stock options	18,952	73	85
Excess tax benefit from equity awards	34	—	—
Payments of contingent consideration for business acquisitions	(1,289)	(5,171)	—
Proceeds from notes payable	440	—	600
Payments on notes payable and capital lease obligations	(177)	(204)	(850)
Net cash used in financing activities	(2,046)	(8,388)	(642)
Effect of exchange rate changes on cash and cash equivalents	(219)	301	378
Net increase (decrease) in cash and cash equivalents	3,366	(66,177)	2,633
Cash and cash equivalents at beginning of year	94,918	98,284	32,107
Cash and cash equivalents at end of year	$98,284	$32,107	$34,740

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Cash Flows – (continued)

	Year Ended December 31,
	2011	2012	2013
	(Dollars in thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest	$22	$214	$101
Cash paid for income taxes, net of refunds	$(251)	$(399)	$(733)
Supplemental disclosure of non-cash investing and financing activities:
Issuance of Series A redeemable convertible preferred stock in connection with acquisition	$—	$77,490	$—
Issuance of common stock in connection with acquisition	$—	$9,118	$—
Issuance of promissory note in connection with acquisition	$—	$669	$—
Assets acquired under capital leases and other financing arrangements	$440	$106	$—

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Business Description

Organization and Description of Business

Vocus, Inc. (Vocus or the Company) is a provider of cloud marketing and public relations software that enables businesses to acquire and retain customers. The Company offers products and services to help customers attract and engage prospects, capture and keep customers and measure and improve marketing effectiveness. The Company’s integrated suites address the key areas of digital marketing and public relations, including social marketing, search marketing, email marketing and publicity. The Company is headquartered in Beltsville, Maryland with sales and other offices in the United States, Europe and Asia.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of Vocus, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts, software development costs, useful lives of property, equipment and software, intangible assets and goodwill, contingent liabilities, self-insurance, revenue recognition, fair value of stock-based awards and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

Investments

Management determines the appropriate classification of investments at the time of purchase and evaluates such a determination as of each balance sheet date. The Company’s investments were classified as available-for-sale securities and were stated at fair value at December 31, 2012. There were no available-for-sale securities at December 31, 2013. Realized gains and losses are included in other income (expense) based on the specific identification method. Realized gains or losses for the years ended December 31, 2011, 2012, and 2013 were not material. Net unrealized gains and losses on available-for-sale securities are reported as a component of other comprehensive income (loss), net of tax. As of December 31, 2012, the net unrealized gains or losses on available-for-sale securities were not material. The Company regularly monitors and evaluates the fair value of its investments to identify other-than-temporary declines in value.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Fair Value Measurements

The Company measures certain financial assets at fair value pursuant to a fair value hierarchy based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 —	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3 —	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Allowance for Doubtful Accounts

Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to the estimated net realizable value. These estimates are made by analyzing the status of significant past-due receivables and by establishing provisions for estimated losses by analyzing current and historical bad debt trends. Actual collection experience has not varied significantly from prior estimates.

Software Development and Information Database Costs

The Company incurs software development costs related to its cloud-based software. Qualifying costs incurred during the application development stage are capitalized. These costs primarily consist of internal labor and are amortized using the straight-line method over the estimated useful life of the software, which is generally two years. All other development costs are expensed as incurred. The Company capitalized the initial costs to acquire and develop its proprietary information database, which consists of media contacts and outlets and other relevant data integrated as part of the Company’s cloud-based solutions. These costs are amortized using the straight-line method over the estimated useful lives of nine to thirteen years. Costs to maintain and update the information database are expensed as cost of revenues as incurred. For the years ended December 31, 2011, 2012 and 2013, the Company recorded amortization expense of $581,000, $499,000 and $490,000, respectively.

Property, Equipment and Software

Property, equipment and software are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: three to five years for purchased software and computer and office equipment and five to seven years for furniture and fixtures. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of assets acquired under capital leases is included in depreciation expense. Repairs and maintenance costs are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recorded in the results of operations.

Long-Lived Assets

Long-lived assets include property, equipment and software and intangible assets with finite lives. Intangible assets consist of customer relationships, trade names and purchased technology acquired in business combinations. Intangible assets are amortized using the straight-line method over their estimated useful lives ranging from two to seven years. Long-lived assets are reviewed for impairment whenever events or changes

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. Impairment charges for long-lived assets for the years ended December 31, 2011 and 2013 were $100,000 and $301,000, respectively. Impairment charges for long-lived assets for the year ended December 31, 2012 were $709,000, which primarily related to leasehold improvements no longer used.

Business Combinations

The Company has completed acquisitions of businesses that have resulted in the recording of goodwill and identifiable definite-lived intangible assets. The Company recognizes all of the assets acquired, liabilities assumed and contingent consideration at their fair values on the acquisition date. The Company uses significant estimates and assumptions, including fair value estimates, as of the acquisition date and refines those estimates that are provisional, as necessary, during the measurement period. The measurement period is the period after the acquisition date, not to exceed one year, in which new information may be gathered about facts and circumstances that existed as of the acquisition date to adjust the provisional amounts recognized. Measurement period adjustments are applied retrospectively. All other adjustments are recorded to the consolidated statements of operations. Acquisition-related costs are expensed as incurred separately from the acquisition and generally are included in general and administrative expenses in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is assessed for impairment at least annually. The Company performs its annual impairment assessment on November 1, or whenever events or circumstances indicate impairment may have occurred. The Company operates under one reporting unit, and as a result, evaluates goodwill impairment based on the fair value of the Company as a whole. When assessing goodwill for impairment, the Company uses an income approach based on discounted cash flows to determine the fair value of its reporting unit. The Company’s cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors which are consistent with the plans used to manage the Company’s operations. Based on the results of the Company’s most recent annual assessment performed on November 1, 2013, the Company concluded that the fair value of its reporting unit exceeded its carrying amount. The Company also reviews the carrying amount of the reporting unit to its fair value based on quoted market prices of the Company’s common stock, or market capitalization. The market capitalization of the Company exceeded its carrying amount on November 1, 2013. No events or circumstances occurred from the date of the assessments through December 31, 2013 that would impact these conclusions.

Foreign Currency and Operations

The reporting currency for all periods presented is the U.S. dollar. The functional currency for the Company’s foreign subsidiaries is the local currency. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at the balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Transaction gains and losses in currencies other than the functional currency are included in other income (expense) in the consolidated statements of operations. Amounts resulting from foreign currency transactions were not material for the years ended December 31, 2011, 2012 and 2013.

Comprehensive Income (Loss)

Comprehensive income (loss) includes the Company’s net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Other comprehensive income (loss) includes foreign currency translation adjustments and net unrealized gains and losses on investments classified as available-for-sale securities.

Revenue Recognition

The Company derives its revenues from subscription arrangements and related services permitting customers to access and utilize the Company’s cloud-based software. The Company also derives revenues from news distribution services sold separately from its subscription arrangements. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable. The Company allocates consideration to each deliverable in multiple element arrangements based on the relative selling prices and recognizes revenue as the respective services are delivered or performed.

The Company’s separate units of accounting consist of its subscription services, news distribution services and professional services. These elements generally include access to the Company’s cloud-based software, hosting services, content and content updates and customer support. The Company’s subscription agreements typically are non-cancelable, though customers have the right to terminate their agreements for cause if the Company materially breaches its obligations under the agreement. Subscription agreements do not provide customers the right to take possession of the software at any time.

The Company also distributes individual news releases to the Internet which are indexed by major search engines and distributed directly to various news sites, journalists and other key constituents. The Company recognizes revenue on a per-transaction basis when the press releases are made available to the public.

The Company’s professional services primarily consist of data migration, custom development and training. The Company’s cloud-based software does not require significant modification and customization services.

The Company established vendor-specific objective evidence (VSOE) of the fair value for the selling price for certain of its news distribution services as the selling price for a substantial majority of stand-alone sales fall within a narrow range around the median selling price. The Company determined third-party evidence (TPE) of selling price is not available for any of its services due to differences in the features and functionality compared to competitors’ products. Therefore, the Company uses its estimated selling prices (ESP) for the remaining deliverables by analyzing multiple factors such as historical pricing trends, discounting practices, gross margin objectives and other market conditions.

Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Deferred Revenue

Deferred revenue consists of payments received from or billings to customers in advance of revenue recognition. Deferred revenue to be recognized in the succeeding twelve month period is included in current deferred revenue with the remaining amounts included in non-current deferred revenue.

Sales Commissions

Sales commissions are expensed when a subscription agreement is executed by the customer.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2011, 2012 and 2013 were $8.9 million, $23.4 million and $22.7 million, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Stock-Based Compensation

The Company’s share-based arrangements include stock option awards and restricted stock awards. The Company recognizes compensation expense for its equity awards on a straight-line basis over the requisite service period of the award based on the estimated portion of the award that is expected to vest and applies estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors. The Company uses the quoted closing market price of its common stock on the grant date to measure the fair value of restricted stock awards and the Black-Scholes option pricing model to measure the fair value of stock option awards. The Company uses the daily historical volatility of its stock price over the expected life of the options to calculate the expected volatility. The Company uses a combination of its historical exercise data with expected future exercise patterns using the average midpoint between vesting and the contractual term to determine the expected term of option awards. The risk-free interest rate is based on the rate on U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments and accounts receivable. The Company generally maintains its cash and cash equivalents with various nationally recognized financial institutions. Investments consisted of investment grade, interest bearing securities. Customers are granted credit on an unsecured basis. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

The Company provides cloud-based software and related services to various customers across several industries. As of December 31, 2012 and 2013, no individual customer accounted for 10% or more of net accounts receivable. For the years ended December 31, 2011, 2012 and 2013, no individual customer accounted for 10% or more of revenue. As of December 31, 2012 and 2013, assets located outside the United States were approximately 9% and 10% of total assets, respectively. Revenues from sales to customers outside the United States were approximately 16%, 11%, and 10% of total revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

Income Taxes

Income taxes are determined utilizing the asset and liability method whereby deferred tax assets and liabilities are recognized for deductible temporary differences between the respective reported amounts and tax bases of assets and liabilities, as well as for operating loss and tax-credit carryforwards. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Beginning in 2011, based on the operating results and the Company’s projections of future losses, the Company established a full valuation allowance on its U.S. federal and state net deferred tax assets because it was able to conclude that it is more likely than not that it will not realize the benefits of its deferred tax assets. The Company historically maintained a full valuation allowance on net deferred tax assets of certain of its foreign subsidiaries because it determined that it is more likely than not that it will not realize the benefits of its foreign deferred tax assets.

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

date based on the facts, circumstances and information available. The Company is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to its unrecognized tax benefits will occur during the next twelve months. The Company files income tax returns in the U.S. federal jurisdictions and various state and foreign jurisdictions and is subject to U.S. federal, state, and foreign tax examinations for years ranging from 2003 to 2013.

Earnings Per Share

Basic net income or loss per share attributable to common stockholders is computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Nonvested shares of restricted stock are not included in the computation of basic net income per share until vested. The Company’s outstanding grants of restricted stock do not contain non-forfeitable dividend rights. Diluted net income per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, nonvested shares of restricted stock and shares of redeemable convertible preferred stock are considered to be common stock equivalents.

As the Company has issued shares of Series A redeemable convertible preferred stock that participate in dividends with the common stock, the Company is required to apply the two-class method to compute the net income per share attributable to common stockholders. In periods of sufficient earnings, the two-class method assumes an allocation of undistributed earnings to both participating stock classes.

For the years ended December 2011, 2012 and 2013, the Company incurred net losses and, therefore, the effect of the Company’s outstanding stock options, nonvested shares of restricted stock and redeemable convertible preferred stock was not included in the calculation of diluted loss per share as the effect would be anti-dilutive. For the years ended December 31, 2011, 2012 and 2013, diluted earnings per share excluded the impact of 1,757,240, 2,555,943 and 3,205,153 outstanding stock options, respectively, and 1,282,323, 979,790 and 937,536 nonvested shares of restricted stock, respectively and for the years ended December 31, 2012 and 2013, 1,000,000 shares of Series A redeemable convertible preferred stock as the result would be anti-dilutive.

Segment Data

The Company’s chief operating decision maker manages the Company’s operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company reports on its business as one segment.

3. Business Combinations

Acquisition of iContact

On February 24, 2012, the Company acquired all of the outstanding shares of capital stock of iContact Corporation (iContact), a privately-held provider of cloud-based email and social marketing software that enables organizations to create and publish professional-quality emails designed to engage, educate and retain customers. The acquisition of iContact added an email capability component to the Company’s cloud marketing suite. During the year ended December 31, 2012, the Company incurred acquisition-related transaction costs of $2.9 million, which are included in general and administrative expense in the consolidated statements of operations. During the year ended December 31, 2012, the Company incurred severance costs of $2.1 million, of which $52,000, $691,000, $637,000 and $691,000, were included in cost of revenues, sales and marketing, research and development and general and administrative expenses, respectively, in the consolidated statement of operations. All amounts were paid as of December 31, 2012. The acquisition was accounted for under the purchase method of accounting. The operating results of iContact are included in the accompanying consolidated financial statements from the date of acquisition.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3. Business Combinations  – (continued)

The purchase consideration consisted of the following (in thousands):

Cash	$89,801
Note payable	669
Common stock	9,118
Series A redeemable convertible preferred stock	77,490
Total purchase consideration	$177,078

The purchase price consisted of $90.5 million in cash, of which $669,000 was held back in the form of a promissory note, 406,554 shares of the Company’s common stock with a deemed value at issuance of $9.1 million and 1,000,000 shares of the Company’s newly-created Series A convertible preferred stock with a deemed value at issuance of $77.5 million, aggregating approximately $167.1 million of total consideration, net of $10.0 million cash acquired. For more information about the promissory note, please refer to Note 8, Debt, and for more information about the Series A redeemable convertible preferred stock, please refer to Note 9, Stockholders’ Equity. At the closing of the acquisition, a portion of the consideration, consisting of 72,656 shares of common stock, 85,090 shares of the Series A redeemable convertible preferred stock, $6.1 million in cash and the $669,000 promissory note, were deposited in escrow for a period of one year to satisfy potential indemnification claims by the Company against iContact with respect to breaches by iContact of its representations, warranties and covenants, or any post-closing purchase price adjustments or outstanding appraisal claims by iContact stockholders. All amounts were released from escrow in the first quarter of 2013.

The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The identifiable intangible assets include a trade name, customer relationships and purchased technology and are being amortized over three years on a straight-line basis. The Company, with the assistance of a third-party appraiser, assessed the fair value of these assets. The trade name and purchased technology were valued using the relief from royalty method and the customer relationships were valued using a discounted cash flow method. The relief from royalty method assesses the royalty savings an entity realizes since it owns the asset and does not have to pay a license fee to a third-party for its use. These methods require several judgments and assumptions to determine the fair value of the intangible assets including royalty rates, discount rates, customer attrition rates, useful lives of assets and expected levels of cash flows, earnings and revenues. The royalty rates used in the relief from royalty method ranged from 0.7% to 12% based on an analysis of market comparable rates. The discount rate used to estimate future cash flows was approximately 13%. The excess of the purchase price over the net tangible and identifiable intangible assets acquired was recorded as goodwill which is not deductible for tax purposes.

The Company recognized a deferred tax asset in the amount of $20.3 million relating to acquired net operating losses, established a deferred tax liability of $14.0 million relating to the step up in basis of identifiable intangibles and property plant and equipment, and recorded a valuation allowance of $6.3 million. The Company determined that while the acquired net operating loss is subject to the limitation provided in Section 382 of the Internal Revenue Code, this limitation will not preclude the company from fully realizing the acquired net operating losses.

Goodwill was primarily attributable to the assembled work force of iContact and the expected synergies resulting from the transaction.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3. Business Combinations  – (continued)

The purchase price as of the acquisition date was as follows (in thousands):

	Estimated Useful Life	Estimated Fair Value
Cash and cash equivalents		$10,000
Accounts receivable, net		96
Prepaid and other current assets		478
Property, equipment and software, net		2,625
Trade name	3 years	1,400
Customer relationships	3 years	19,166
Purchased technology	3 years	12,041
Goodwill		138,860
Accounts payable and accrued liabilities		(5,911)
Deferred revenue		(1,645)
Other liabilities		(32)
Total purchase price		$177,078

The following unaudited pro forma consolidated results of operations for years ended December 31, 2011 and 2012 assumes that the iContact acquisition occurred at the beginning of 2011. The unaudited pro forma information combines the historical results for the Company with the historical results for iContact for the same period. The unaudited pro forma financial information for the years ended December 31, 2011 and 2012 includes adjustments for amortization of acquired intangible assets of $10.4 million and $1.5 million, respectively. The unaudited pro forma financial information for the year ended December 31, 2012 excludes acquisition-related transaction and severance costs of $5.0 million and the fair value adjustment for deferred revenue of $2.2 million. The following unaudited pro forma information is not intended to be indicative of future operating results (dollars in thousands, except per share data):

	Year Ended December 31,
	2011	2012
Pro forma revenues	$162,743	$180,403
Pro forma net loss	$(30,883)	$(19,279)
Pro forma net loss per share:
Basic and diluted	$(1.61)	$(0.99)

The Company recognized revenue and incurred a net loss from iContact of $41.4 million and $4.5 million, respectively, since the date of acquisition through December 31, 2012.

Acquisition of North Social

On February 24, 2011, the Company acquired substantially all of the assets and assumed certain liabilities of North Venture Partners, LLC (North Social), a provider of Facebook applications that enable users to create, manage and promote their business on Facebook. The acquisition of North Social broadened the Company’s social media solution. The acquisition was accounted for under the purchase method of accounting. The operating results of North Social are included in the accompanying consolidated financial statements from the date of acquisition.

The purchase consideration at the acquisition date consisted of approximately $7.0 million in cash and $5.1 million of contingent cash consideration for the achievement of certain financial milestones within the following 24 months. In 2012 and 2013, the Company paid $7.0 million and $4.6 million, respectively of contingent consideration for the achievement of certain financial milestones. The Company recorded approximately $101,000 of identifiable intangible assets, $11.9 million of goodwill that is deductible for tax

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3. Business Combinations  – (continued)

purposes, and $78,000 of other net tangible assets. Goodwill was primarily attributable to North Social’s knowledge of applications for Facebook and the opportunity to expand into the rapidly growing social media market. Acquisition-related costs associated with the acquisition were not material. For more information about the contingent consideration for the acquisition of North Social, please refer to Note 5, Fair Value Measurements.

4. Cash Equivalents and Investments

The components of cash equivalents and investments at December 31, 2012 were as follows (in thousands):

		Unrealized		Fair Market Value
	Cost	Gains	Losses
Cash equivalents:
Money market funds	$11,290	$—	$—	$11,290
Certificates of deposit	1,322	—	—	1,322
Short-term investments:
Certificates of deposit	660	2	—	662
Long-term investments:
Certificates of deposit	1,322	—	—	1,322
Total	$14,594	$2	$—	$14,596

The components of cash equivalents and investments at December 31, 2013 were as follows (in thousands):

		Unrealized		Fair Market Value
	Cost	Gains	Losses
Cash equivalents:
Money market funds	$5,302	$—	$—	$5,302
Certificates of deposit	6,907	—	—	6,907
Total	$12,209	$—	$—	$12,209

Cash equivalents have original maturity dates of three months or less. Short-term investments have original maturity dates greater than three months but less than one year. Long-term investments have original maturity dates between one and five years.

5. Fair Value Measurements

The fair value measurements of the Company’s financial assets and liabilities measured on a recurring basis at December 31, 2012 were as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$12,612	$12,612	$—	$—
Short-term investments	662	662	—	—
Long-term investments	1,322	1,322	—	—
Total assets measured at fair value	$14,596	$14,596	$—	$—
Liabilities:
Accrued expenses:
Accrued contingent consideration, current portion	$1,107	$—	$—	$1,107
Total liabilities measured at fair value	$1,107	$—	$—	$1,107

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

5. Fair Value Measurements  – (continued)

The fair value measurements of the Company’s financial assets and liabilities measured on a recurring basis at December 31, 2013 were as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$12,209	$12,209	$—	$—
Total assets measured at fair value	$12,209	$12,209	$—	$—

Cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy since they are valued using quoted market prices or alternative pricing sources that utilize market observable inputs.

The Company had incurred contingent consideration liabilities in connection with its business acquisitions in 2010 and 2011. Contingent consideration liabilities were classified as Level 3 of the fair value hierarchy since they were valued using unobservable inputs. The contingent consideration liability represented the estimated fair value of the additional cash consideration payable that was contingent upon the achievement of certain financial and performance milestones through respective target dates in 2011 through 2013. The fair value of this Level 3 liability was estimated based on a discounted probability-weighted income approach derived from revenue and earnings estimates and a probability assessment with respect to the likelihood of achieving the milestone criteria. Increases or decreases in the probability of achievement of these certain financial and performance milestones resulted in changes to the estimated fair value. The additional expense of $1.9 million, $1.2 million and $3.5 million was included in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2011, 2012, and 2013, respectively. During 2013, the fair value of the contingent consideration was adjusted based on the final earn-out calculations which were impacted by higher revenues in the first quarter of 2013 resulting from the increase in the number of North Social subscription customers due to additional marketing efforts near the conclusion of the earn-out period. The remaining liability for contingent consideration was paid in the second quarter of 2013.

The changes in the fair value of the Company’s acquisition related contingent consideration for the years ended December 31, 2012 and 2013, were as follows (in thousands):

	December 31,
	2012	2013
Balance as of beginning of period	$7,537	$1,107
Adjustments to fair value measurements	1,176	3,453
Payment of contingent consideration	(7,606)	(4,560)
Balance as of end of period	$1,107	$—

6. Property, Equipment and Software

Property, equipment and software consisted of the following (in thousands):

	December 31,
	2012	2013
Purchased software, computer and office equipment	$12,539	$14,397
Furniture and fixtures	2,030	2,397
Leasehold improvements	11,499	13,471
Equipment under capital lease obligations	569	560
Capitalized software development costs	1,960	2,762
Information database costs	2,839	2,839
	31,436	36,426
Less accumulated depreciation and amortization	(11,368)	(16,292)
Property, equipment and software, net	$20,068	$20,134

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

6. Property, Equipment and Software  – (continued)

Depreciation and amortization expense, including depreciation on equipment under capital leases, was $2.7 million, $4.8 million and $5.5 million for the years ended December 31, 2011, 2012 and 2013, respectively.

7. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 were as follows (in thousands):

	December 31,
	2012	2013
Balance as of beginning of period	$38,029	$177,011
Goodwill acquired	138,860	—
Effects of foreign currency translation	122	253
Balance as of end of period	$177,011	$177,264

Intangible assets at December 31, 2012 consisted of the following (in thousands):

	Weighted- Average Amortization Period	Gross Carrying Amount	Amortization	Net Carrying Amount
Customer relationships	3.7	$23,221	$(7,014)	$16,207
Trade names	5.9	5,686	(4,192)	1,494
Purchased technology	3.1	13,460	(4,410)	9,050
Total		$42,367	$(15,616)	$26,751

Intangible assets at December 31, 2013 consisted of the following (in thousands):

	Weighted- Average Amortization Period	Gross Carrying Amount	Amortization	Net Carrying Amount
Customer relationships	3.7	$23,376	$(14,074)	$9,302
Trade names	5.9	5,695	(5,058)	637
Purchased technology	3.1	13,496	(8,630)	4,866
Total		$42,567	$(27,762)	$14,805

The Company’s goodwill and intangible assets for certain of its foreign subsidiaries are recorded in their functional currency, which is their local currency, and therefore are subject to foreign currency translation adjustments.

Amortization expense of intangible assets for the years ended December 31, 2011, 2012 and 2013 was $2.5 million, $11.0 million and $12.0 million, respectively. Future expected amortization of intangible assets at December 31, 2013 was as follows (in thousands):

2014	$11,720
2015	2,352
2016	575
2017	158
Total	$14,805

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

8. Debt

Term Loans

The Company entered into loan agreements with the State of Maryland in the amounts of $400,000 in 2011 and $500,000 in 2013 with terms ending on December 31, 2020 and with Prince George’s County in the amounts of $40,000 in 2011 with a term ending on December 31, 2020 and $100,000 in 2013 with a term ending on December 31, 2016. The proceeds of the loans were used in the initial renovation and further expansion of its corporate headquarters in Beltsville, Maryland. The borrowings bear interest at 3.0%. The conditions of the loans stipulate that principal and related accrued interest be forgiven if specified employment levels are achieved and maintained and the Company maintains the Beltsville, Maryland location as the corporate headquarters through the end of the loans. As of December 31, 2013, the Company has met the conditions of the loans, however, the conditions are required to be met throughout the term of the loan and, as such, the loans are recorded as long-term liabilities. The outstanding balance of these loans was $1.0 million and is included in notes payable and capital lease obligations, net of current portion. The related accrued interest is included in other liabilities, but was not material as of December 31, 2012 and 2013.

Notes Payable

A portion of the purchase consideration for the acquisition of iContact was held back in the form of a promissory note (Escrow Note) in the amount of $669,000. The Escrow Note accrued interest at a rate of 1% per annum and was held in escrow until payment in 2013. As of December 31, 2012 outstanding borrowings were $669,000. The Escrow note and related accrued interest were paid in full in February 2013.

Revolving Credit Facility

On February 27, 2012, the Company established a $15.0 million revolving credit facility (Revolver) with a major lending institution which was originally available for use until February 27, 2013. In February 2013, the Revolver was amended to extend the availability for use until April 15, 2014. The Revolver is intended to be used for general working capital purposes and to provide increased liquidity and financial flexibility and bears interest equal to the BBA LIBOR Daily Floating Rate plus 2.25%. In addition, the Company pays a monthly fee equal to 0.4% on any unused funds under the revolving facility. As collateral for extension of credit under the facility, the Company and certain of its subsidiaries granted security interests in favor of the institution of substantially all of their assets, and the Company pledged the stock of its directly owned domestic subsidiaries and 65% of the shares of its foreign subsidiaries. As of December 31, 2013, there were no outstanding borrowings, however, the, facility was reduced by the Company’s outstanding letters of credit of $1.3 million. As such, the Company had $13.7 million available to borrow under the Revolver.

9. Stockholders’ Equity

Preferred Stock

The Company’s Certificate of Incorporation authorizes 10,000,000 undesignated shares of preferred stock. The Company’s Board of Directors (Board) is authorized to establish one or more classes or series from the undesignated shares, to designate each share or class or series, and to fix the relative rights and preferences of each class or series, which rights and preferences may be superior to those of any of the common shares. In February 2012, the Board designated 1,000,000 shares of the Company’s authorized preferred stock as Series A convertible preferred stock in connection with the acquisition of iContact. On February 24, 2012, the Company issued 1,000,000 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock). In May 2013, the Board designated 100,000 shares of the Company’s authorized preferred stock as Series B Junior Participating Preferred Stock (Series B Preferred Stock), however, no shares of Series B Preferred Stock are issued and outstanding.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9. Stockholders’ Equity  – (continued)

Series A Redeemable Convertible Preferred Stock

In connection with the acquisition of iContact in February 2012, the Company issued 1,000,000 shares of Series A Preferred Stock with a deemed fair value at issuance of $77.5 million. The Company does not adjust the carrying value to the redemption amount of the convertible preferred stock as the carrying amount exceeds the redemption amount. There have been no changes to the recorded amount of the Series A Preferred Stock since the issuance of the shares.

Each share of the Series A Preferred Stock has a liquidation preference equal to the greater of $77.30 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting the Series A Preferred Stock) or the value of the shares of common stock that would be issued in respect thereof upon conversion of such share of Series A Preferred Stock. The Series A Preferred Stock does not provide for interest and is entitled to participate in any dividends declared on the Company’s common stock on an as-converted basis. On February 24, 2017, the Company will be required to redeem each issued and outstanding share of the Series A Preferred Stock for $77.30 per share from its legally available funds, or such lesser amount of shares as it may then redeem under Delaware law. Each share of the Series A Preferred Stock is convertible into shares of the Company’s common stock at any time at the option of the holder. For conversions occurring on or before February 24, 2017, each share of Series A Preferred Stock will be convertible into 3.0256 shares of common stock (subject to customary adjustments). On and after February 25, 2017, each share of the Series A Preferred Stock which has not been redeemed will be convertible into 3.3282 shares of common stock (subject to customary adjustments).

The holders of Series A Preferred Stock vote on an as-converted basis with the common stock, voting together as a single class, provided that the holders of the Series A Preferred Stock are entitled to vote separately as a class on certain matters affecting the Series A Preferred Stock. If any shares of Series A Preferred Stock are outstanding on or after February 24, 2017, the holders of the Series A Preferred Stock will have the right to vote separately as a class on additional actions by the Company related to acquisitions, redemptions, dividends, capital stock, and indebtedness. In addition, for so long as the outstanding shares of Series A Preferred Stock continue to represent at least 5% of the total outstanding shares of the Company’s common stock, calculated assuming the conversion of all outstanding shares of Series A Preferred Stock into shares of common stock, the holders of the Series A Preferred Stock, voting as a separate class, will have the exclusive right to elect one director to the Company’s Board of Directors (Series A Director).

In connection with the acquisition of iContact, the Company also entered into, on February 24, 2012, an Investor Rights Agreement (Investor Rights Agreement) whereby the holders of the Series A Preferred Stock have the right to nominate a director to the Company’s Board for as long as they hold 5% or more of the Company’s issued and outstanding capital stock (which nominee shall be the Series A Director for so long as the holders of Series A Preferred Stock have the right to elect the Series A Director pursuant to the Certificate of Designation). In addition, subject to the terms and conditions of the Investor Rights Agreement, the holders of the Series A Preferred Stock shall have demand and piggyback registration rights and the right to participate in certain repurchases of common stock by the Company.

Stockholder Rights Plan

On May 13, 2013, the Board authorized and declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of the Company’s common stock and 3.0256 Rights for each outstanding share of the Company’s Series A Convertible Preferred Stock to stockholders of record at the close of business on May 13, 2013.

Each Right entitles registered holders to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock at a price of $46.00 per one one-thousandth of a share, subject to adjustment. The definitive terms of the Rights are set forth in a Rights Agreement, dated May 13, 2013. The Rights will be exercisable only if a person or group acquires 20% or more of the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9. Stockholders’ Equity  – (continued)

Company’s outstanding common stock (subject to certain exceptions), or if a person or group announces a tender or exchange offer, resulting in beneficial ownership of 20% or more of the outstanding common stock. The Rights also will be exercisable if a person or group that already beneficially owns or has the right to acquire on May 13, 2013, 20% or more of the Company’s outstanding common stock acquires additional shares equal to 1% or more of the Company’s then outstanding common stock (except in the case of a certain stockholder who, under limited circumstances, is permitted to beneficially own more than 20%, but less than 25%, of the Company’s outstanding common stock, subject to certain exceptions).

The Board can redeem the Rights for $0.0001 per Right at any time prior to the earlier of the occurrence of a “trigger event” or the expiration date. Additionally, prior to an acquisition of 50% or more of the Company’s common stock, the Board may direct the mandatory exchange of the Rights (other than Rights owned by the acquiring person) at an exchange ratio of one newly issued share of common stock for each right.

The Rights will expire on May 13, 2016 or 30 days after the Company’s 2014 annual meeting of stockholders if the continuation of the rights plan is not approved by the Company’s stockholders at its 2014 annual meeting, if not exercised or redeemed.

Common Stock Repurchases

In November 2008, the Company’s Board of Directors authorized a stock repurchase program for up to $30.0 million of the Company’s shares of common stock, and in August 2011 authorized up to an additional $30.0 million. The shares may be purchased from time to time in the open market. During the year ended December 31, 2011, the Company purchased an aggregate of 850,031 shares of its common stock for $16.8 million. The Company did not purchase any shares of its common stock under the stock repurchase program for the years ended December 31, 2012 and 2013. During the years ended December 31, 2011, 2012 and 2013, the Company also purchased 128,678, 143,789 and 35,695 shares of restricted stock for $3.2 million, $3.1 million and $477,000, respectively, which were withheld from employees to satisfy the minimum statutory tax withholding obligations upon the vesting of their restricted stock awards.

10. Stock-Based Compensation

The Company’s 1999 Stock Option Plan and 2005 Stock Award Plan (the “Plans”) provide for the grant of stock options, restricted stock, stock appreciation rights and other equity awards to employees, consultants, officers and directors. The 2005 Stock Award Plan was adopted by the Board of Directors and stockholders in November 2005 in conjunction with the Company’s initial public offering. Under the 2005 Stock Award Plan, 9,409,919 shares have been reserved for issuance, subject to annual increases. The Plans are administered by the Compensation Committee of the Board of Directors, which has the authority, among other things, to determine which individuals receive awards pursuant to the Plans, and the terms of the awards. Stock options granted under the Plans have a 10-year term and generally vest annually over a four-year period. Restricted stock awards generally vest annually over a four-year period. The Company’s outstanding equity awards include stock option awards and restricted stock awards. At December 31, 2013, 714,301 shares were available for future grants. All shares available for future grant are restricted to the 2005 Stock Award Plan.

The following table sets forth the stock-based compensation expense for equity awards recorded in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 (in thousands):

	Year Ended December 31,
	2011	2012	2013
Cost of revenues	$1,575	$1,514	$1,356
Sales and marketing	4,126	4,299	3,162
Research and development	2,079	2,646	1,933
General and administration	7,135	6,413	5,876
Total	$14,915	$14,872	$12,327

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Stock-Based Compensation  – (continued)

Stock Option Awards

The following weighted-average assumptions were used in calculating stock-based compensation for stock option awards granted during the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Stock price volatility	57%	60%	59%
Expected term (years)	6.1	5.7	6.1
Risk-free interest rate	2.2%	1.1%	1.2%
Dividend yield	0%	0%	0%

The summary of stock option activity for the year ended December 31, 2013 is as follows:

	Number of Options	Range of Exercise Prices	Weighted- Average Exercise Price per Share	Weighted- Average Contractual Term	Aggregate Intrinsic Value as of December 31, 2013 (in thousands)
Balance outstanding at January 1, 2013	2,555,943	$2.46 – $35.98	$15.93
Granted	946,355	8.22 – 17.54	13.33
Exercised	(11,583)	2.46 – 9.00	7.44
Forfeited or cancelled	(285,562)	2.46 – 31.03	14.37
Balance outstanding at December 31, 2013	3,205,153	$3.99 – 35.98	$15.33	7.0	$1,202
Vested and expected to vest at December 31, 2013	3,124,090	$3.99 – 35.98	$15.37	7.0	$1,189
Balance exercisable at December 31, 2013	1,433,554	$3.99 – 35.98	$15.78	5.2	$1,038

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2011, 2012 and 2013 was $13.03, $7.36 and $7.29, respectively. The aggregate fair value of stock options that vested during the years ended December 31, 2011, 2012 and 2013 was $4.8 million, $3.5 million and $4.4 million, respectively. As of December 31, 2013, $10.6 million of total unrecognized stock-based compensation cost is related to nonvested stock option awards and is expected to be recognized over a weighted-average period of 2.5 years.

The aggregate intrinsic value in the table above represents the difference between the exercise price of the underlying equity awards and the quoted closing price of the Company’s common stock at the last day of the year multiplied by the number of shares that would have been received by the stock option holders had all holders exercised their stock options on the last day of each respective year. The aggregate intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $15.5 million, $105,000 and $36,000, respectively.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Stock-Based Compensation  – (continued)

The following details the outstanding stock options at December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding as of 12/31/13	Weighted- Average Remaining Contractual Term	Weighted- Average Exercise Price per Share	Exercisable as of 12/31/13	Weighted- Average Exercise Price per Share
$3.99 – $10.00	479,193	3.1	$8.88	402,729	$8.81
$10.01 – $13.00	215,888	8.3	12.47	51,621	12.55
$13.01 – $13.25	555,962	8.1	13.25	169,311	13.24
$13.26 – $14.00	675,391	9.2	13.94	12,190	13.94
$14.01 – $17.00	475,177	6.4	14.79	322,033	14.75
$17.01 – $23.00	253,996	6.4	19.03	129,996	19.58
$23.01 – $35.98	549,546	6.9	24.68	345,674	25.21
	3,205,153	7.0	$15.33	1,433,554	$15.78

Restricted Stock Awards

The fair value of the restricted stock awards is determined based on the quoted closing market price of the Company’s common stock on the grant date.

The summary of restricted stock award activity for the year ended December 31, 2013 is as follows:

	Number of Shares Underlying Stock Awards	Weighted- Average Grant Date Fair Value
Balance nonvested at January 1, 2013	979,790	$17.12
Awarded	654,485	13.17
Vested	(556,714)	16.23
Forfeited	(140,025)	15.19
Balance nonvested at December 31, 2013	937,536	$15.18

As of December 31, 2013, $10.4 million of total unrecognized stock-based compensation cost is related to nonvested shares of restricted stock and is expected to be recognized over a weighted-average period of 2.4 years.

11. Employee Benefit Plans

The Company sponsors defined-contribution, profit-sharing and other benefit plans in the United States, the United Kingdom and France. Total expenses for the plans for the years ended December 31, 2011, 2012 and 2013 were approximately $747,000, $1.0 million and $1.1 million, respectively.

12. Income Taxes

For the years ended December 31, 2011, 2012 and 2013, the U.S. and foreign components of loss before income taxes were as follows (in thousands):

	2011	2012	2013
Domestic	$(4,906)	$(20,848)	$(17,700)
Foreign	948	(1,316)	(2,901)
Total loss before income taxes	$(3,958)	$(22,164)	$(20,601)

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Income Taxes  – (continued)

For the years ended December 31, 2011, 2012 and 2013, income tax provision consisted of the following (in thousands):

	2011	2012	2013
Current expense
Federal	$26	$—	$—
State	6	34	(25)
Foreign	665	696	727
Total current expense	697	730	702
Deferred expense
Federal	9,282	751	723
State	884	94	73
Foreign	(244)	(148)	(293)
Total deferred expense	9,922	697	503
Total provision for income taxes	$10,619	$1,427	$1,205

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013
Statutory federal tax rate	35%	35%	35%
State income taxes, net of benefit	6	2	4
Effect of foreign losses	(5)	(1)	—
Non-deductible transaction costs	—	(3)	—
Non-deductible compensation	(19)	(3)	(1)
Other non-deductible expenses	13	—	(2)
Effect of uncertain tax positions	(5)	(1)	(1)
Changes in valuation allowance	(293)	(35)	(41)
	(268)%	(6)%	(6)%

The provision for income taxes for the year ended December 31, 2011 differed from the expected tax provision computed by applying the U.S. federal statutory rate to income or loss before income taxes primarily due to the establishment of the valuation allowance and, to a lesser extent, state income taxes and certain non-deductible expenses including stock-based compensation and operating losses in foreign jurisdictions for which no tax benefit is currently available.

In 2011, the Company established a valuation allowance against its U.S. federal and state net deferred tax assets because management concluded that it is more likely than not that it will not realize the tax benefits of its deferred tax assets based on recent operating results and current projections of future losses and, therefore, recorded a valuation allowance to reduce the carrying value of these net deferred tax assets. As a result, the valuation allowance on the Company’s net U.S. deferred tax assets increased by $11.8 million during the year ended December 31, 2011. As of December 31, 2011, the Company maintained a net valuation allowance against certain of its foreign deferred tax assets. The Company has historically maintained a net valuation allowance on deferred tax assets of certain of its foreign subsidiaries because management determined that it is more likely than not that it will not realize the tax benefits of its foreign deferred tax assets and, therefore, recorded a valuation allowance to reduce the carrying value of these foreign deferred tax assets to zero.

The provision for income taxes for the year ended December 31, 2012 and 2013 differed from the expected tax provision computed by applying the U.S. federal statutory rate to loss before income taxes primarily due to the recognition of the U.S. valuation allowance, operating losses in foreign jurisdictions for which no tax

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Income Taxes  – (continued)

benefit is currently available, non-deductible stock-based compensation, non-deductible acquisition-related transaction costs and to a lesser extent, state income taxes and certain other non-deductible expenses.

As of December 31, 2012 and 2013, the Company maintained a full valuation allowance on its U.S. and certain of its foreign deferred tax assets because management determined that it was more likely than not that it will not realize the tax benefits of these deferred tax assets.

The Company’s deferred tax components consisted of the following (in thousands):

	December 31,
	2012	2013
Deferred tax assets:
NOL carryforwards	$27,481	$29,864
Allowance for doubtful accounts	51	47
Deferred revenue	258	452
Accrued expenses	2,188	906
Intangible asset amortization	—	—
Stock-based compensation	6,334	7,377
Capital loss carryforward	1,787	1,786
Other	1,274	1,528
Total deferred tax assets	39,373	41,960
Valuation allowance	(31,005)	(39,402)
Net deferred tax assets	8,368	2,558
Deferred tax liabilities:
Capitalized software development	(590)	(754)
Depreciation	(3,048)	(2,280)
Goodwill and intangible asset amortization	(8,227)	(3,394)
Other	(143)	(302)
Total deferred tax liabilities	(12,008)	(6,730)
Net deferred tax liability	$(3,640)	$(4,172)

The Company has not provided for U.S. income taxes on the undistributed earnings and the other outside basis temporary differences of foreign subsidiaries as they are considered indefinitely reinvested outside of the U.S.

At December 31, 2013, the amount of temporary differences related to undistributed earnings of investments in foreign subsidiaries upon which United States income taxes have not been provided was zero.

As of December 31, 2013, the Company had net operating loss (NOL) carryforwards for federal and state tax purposes of approximately $85.0 million and $41.7 million, respectively, which will expire between 2025 and 2033. The Company also has $1.0 million of federal and state R&D tax credit that will expire between 2017 and 2033, $390,000 of non-expiring Alternative Minimum Tax credit and $285,000 of state employment tax credits that will expire between 2014 and 2017. The Company’s foreign subsidiaries generated NOL carryforwards of $15.7 million including $14.4 million of non-expiring losses and $1.3 million that will expire between 2020 and 2023. Included in these amounts at December 31, 2013 are approximately $5.4 million in cumulative income tax deductions on the exercise of stock options and the vesting of restricted stock awards. This income tax benefit will be recorded to additional paid-in-capital when realized.

Certain of the Company’s federal and state NOL carryforwards are subject to annual limitations under Section 382 of Internal Revenue Code. The limitations imposed under Section 382 will not preclude the

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

12. Income Taxes  – (continued)

Company from realizing these NOLs but may operate to limit their utilization of the NOLs in any given tax year in the event that the Company’s federal and state taxable income exceeds the limitation imposed by Section 382.

The Company recorded a tax deficiency from equity awards to additional paid-in capital for the years ended December 31, 2011 and 2012, as certain equity awards that vested and were exercised resulted in a shortfall, however, as the Company generated sufficient excess tax benefits in the previous years, the shortfall only reduced the cumulative additional paid-in capital from excess tax benefits. The Company has elected to use the “with and without” method for recognition of excess tax benefits related to equity awards.

The Company elected not to record the impact of the French 3% dividend withholding tax with respect to its wholly owned French subsidiary deferred tax assets and liabilities as the Company does not anticipate declaring and distributing any dividends out of the available accumulated earnings of its wholly owned French subsidiary. In the event that the Company would cause its wholly owned French subsidiary to declare and distribute a future dividend the Company would record the impact of the French withholding tax that will be due to the French government at the time that it declares and distribute such dividend. The available accumulated earnings that could be distributed by the Company’s wholly owned French subsidiary are $5.0 million. In the event that the Company declares and distributes a dividend that equals to the total available accumulated earnings of its wholly owned French subsidiary, the Company would record an additional income tax expense of $150,000. This tax expense will be recorded as a discrete item in the period that the distribution occurs.

As of December 31, 2012 and 2013, the Company had unrecognized tax benefits of $933,000 and $1.1 million, respectively included in other liabilities, including interest and penalties of $492,000 and $567,000, respectively. As of December 31, 2012, the total amount of gross unrecognized tax benefits was $1.1 million, if recognized, would favorably impact the Company’s effective tax rate. As of December 31, 2013, the total amount of gross unrecognized tax benefits was $1.3 million if recognized, would favorably impact the Company’s effective tax rate. For the years ended December 31, 2012 and 2013, the Company recognized $56,000 and $76,000, respectively of interest expense in connection with tax matters which is included in income tax expense. The Company does not believe its unrecognized tax positions will materially change over the next twelve months.

The change in unrecognized tax benefits, excluding accrued interest, for the years ended December 31, 2012 and 2013, were as follows (in thousands):

	December 31,
	2012	2013
Balance as of beginning of period	$501	$585
Additions based on tax positions taken in the current year	80	78
Additions for tax positions of prior years	4	76
Balance as of end of period	$585	$739

The Company files income tax returns in U.S. federal jurisdictions and various state and foreign jurisdictions and is subject to U.S. federal, state, and foreign tax examinations for years ranging from 2003 to 2013.

13. Commitments and Contingencies

Leases

The Company has various non-cancelable operating leases, primarily related to office real estate, that expire through 2023 and generally contain renewal options for up to five years. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate as a component of rent expense which is recognized on a straight-line basis over the terms of occupancy. As of December 31, 2012, deferred rent of $752,000 and $5.7 million is included in accrued expenses and other liabilities,

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

13. Commitments and Contingencies  – (continued)

respectively. As of December 31, 2013, deferred rent of $783,000 and $5.0 million is included in accrued expenses and other liabilities, respectively.

The Company also leases computer and office equipment under non-cancelable capital leases and other financing arrangements that expire through 2017.

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2013 are as follows (in thousands):

	Operating Leases	Capital Leases
2014	$4,025	$150
2015	3,976	110
2016	3,852	83
2017	2,722	1
2018	2,024	—
2019 and thereafter	8,597	—
Total future minimum payments	$25,196	344
Less amount representing interest		(64)
Less current portion		(102)
Long-term capital lease obligations		$178

Rent expense was $2.9 million, $5.0 million and $5.2 million for the years ended December 31, 2011, 2012, and 2013, respectively.

Purchase Commitments

The Company entered into agreements with various vendors in the ordinary course of business. As of December 31, 2013, minimum required payments in future years under these arrangements are $5.8 million, $2.8 million and $1.0 million in 2014, 2015 and 2016, respectively.

Letters of Credit

As of December 31, 2013, the Company had a total of $1.3 million in letters of credit outstanding substantially in favor of landlords for certain of its office spaces. These letters of credit do not require compensating balances and expire at various dates through May 2023.

Self-Insurance

In 2011, the Company enrolled in a self-insured plan for a majority of its U.S. employee health insurance costs, including claims filed and claims incurred but not reported (IBNR) subject to certain stop loss provisions. The Company estimates the liability based upon management’s judgment, historical data and the assistance of third-party actuaries in determining an adequate liability for self-insurance claims. The Company’s IBNR accrual and expenses may fluctuate due to the number of plan participants, claims activity and deductible limits.

Litigation and Claims

On January 23, 2014, North Venture Partners, LLC (NVP) filed a complaint that named the Company as a defendant in a lawsuit in the U.S. District Court for the Northern District of California (Civil Action No. C14-0337). The complaint, which was served to the Company on January 27, 2014, alleges that it failed to pay the full amount of the earn-out payment due under an Asset Purchase Agreement dated February 24, 2011 in which the Company acquired certain assets of NVP. For more information, please refer to Note 14, Subsequent Events.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

13. Commitments and Contingencies  – (continued)

The Company from time to time is subject to lawsuits, investigations and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation and employment matters. In the opinion of management based on all known facts, all other matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

14. Subsequent Events

On January 23, 2014, NVP filed a complaint that named the Company as a defendant in a lawsuit in the U.S. District Court for the Northern District of California (Civil Action No. C14-0337). The complaint, which was served to the Company on January 27, 2014, alleges that it failed to pay the full amount of the earn-out payment due under an Asset Purchase Agreement dated February 24, 2011 in which the Company acquired certain assets of NVP. NVP’s complaint seeks an award for damages of approximately $6.4 million. This litigation is in its early stages, therefore, neither the outcome of this litigation nor an estimate of a probable loss or any reasonably possible losses are determinable at this time. The Company believes it has meritorious defenses and intends to vigorously defend the lawsuit.

On February 4, 2014 the Company decided to discontinue its North Social platform, a stand-alone product that provided Facebook applications for small businesses, because it did not align with the current strategic direction of the Company. The Company is in the process of evaluating the impact to its consolidated financial statements.

Also in February 2014, the Company made a decision to shut-down its sales operations in its Philippines office. As a result, during the next three to six months, the Company is expected to incur estimated expenses totaling $5.0 million for costs relating to the termination of the lease, impairment of assets and severance from the reduction in the workforce.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2013	March 31, 2014
		(Unaudited)
	(Dollars in thousands, except per share data)
Current assets:
Cash and cash equivalents	$34,740	$38,878
Accounts receivable, net of allowance for doubtful accounts of $234 and $206 at December 31, 2013 and March 31, 2014, respectively	28,862	18,826
Current portion of deferred income taxes	271	215
Prepaid expenses and other current assets	4,728	6,160
Total current assets	68,601	64,079
Property, equipment and software, net	20,134	19,326
Intangible assets, net	14,805	11,868
Goodwill	177,264	177,240
Deferred income taxes, net of current portion	105	—
Other assets	471	406
Total assets	$281,380	$272,919
Current liabilities:
Accounts payable	$1,004	$564
Accrued compensation	5,895	5,198
Accrued expenses	8,900	8,519
Current portion of notes payable and capital lease obligations	137	121
Current portion of deferred revenue	81,675	78,357
Total current liabilities	97,611	92,759
Notes payable and capital lease obligations, net of current portion	1,218	1,193
Other liabilities	6,371	6,285
Deferred income taxes	4,546	4,663
Deferred revenue, net of current portion	2,842	2,044
Total liabilities	112,588	106,944
Commitments and contingencies
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.01 par value, 1,000,000 shares designated from authorized preferred stock; issued and outstanding at December 31, 2013 and March 31, 2014	77,490	77,490
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 1,000,000 shares designated as Series A redeemable convertible preferred stock and issued and outstanding at December 31, 2013 and March 31, 2014; no other shares issued and outstanding at December 31, 2013 and March 31, 2014	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized; 21,949,509 and 21,952,447 issued at December 31, 2013 and March 31, 2014, respectively; 20,207,652 and 20,450,457 shares outstanding at December 31, 2013 and March 31, 2014, respectively	219	219
Additional paid-in capital	227,699	231,773
Treasury stock, 1,741,858 and 1,501,991 shares at December 31, 2013 and March 31, 2014, respectively, at cost	(42,320)	(43,252)
Accumulated other comprehensive loss	(159)	(250)
Accumulated deficit	(94,137)	(100,005)
Total stockholders’ equity	91,302	88,485
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$281,380	$272,919

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Operations

	Three months ended March 31,
	2013	2014
	(Unaudited)
	(Dollars in thousands, except per share data)
Revenues	$46,247	$45,659
Cost of revenues	9,752	10,180
Gross profit	36,495	35,479
Operating expenses:
Sales and marketing	26,835	25,460
Research and development	2,998	3,020
General and administrative	12,333	10,525
Amortization of intangible assets	2,020	1,880
Total operating expenses	44,186	40,885
Loss from operations	(7,691)	(5,406)
Other income (expense):
Interest and other income (expense)	54	(30)
Interest expense	(49)	(30)
Total other income (expense)	5	(60)
Loss before provision for income taxes	(7,686)	(5,466)
Provision for income taxes	439	402
Net loss	$(8,125)	$(5,868)
Net loss per share:
Basic and diluted	$(0.41)	$(0.29)
Weighted average shares outstanding used in computing per share amounts:
Basic and diluted	19,790,692	20,283,643

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended March 31,
	2013	2014
	(Unaudited)
	(Dollars in thousands)
Net loss	$(8,125)	$(5,868)
Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustment	(249)	(91)
Other comprehensive income (loss), net of taxes	(249)	(91)
Comprehensive loss	$(8,374)	$(5,959)

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2013	2014
	(Unaudited)
	(Dollars in thousands)
Cash flows from operating activities:
Net loss	$(8,125)	$(5,868)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software	1,226	1,452
Amortization of intangible assets	3,071	2,929
(Gain) loss on disposal of assets	—	130
Stock-based compensation	3,690	4,017
Adjustment to fair value of accrued contingent consideration	3,453	—
Provision for doubtful accounts	195	108
Deferred income taxes	186	281
Changes in operating assets and liabilities:
Accounts receivable	7,903	9,948
Prepaid expenses and other current assets	(11)	(1,354)
Other assets	(478)	(12)
Accounts payable	457	(442)
Accrued compensation	(289)	(699)
Accrued expenses	390	(388)
Deferred revenue	(719)	(4,170)
Other liabilities	(126)	(86)
Net cash provided by operating activities	10,823	5,846
Cash flows from investing activities:
Purchases of property, equipment and software	(2,211)	(753)
Software development costs	(129)	(109)
Proceeds from disposal of assets	—	104
Sales of available-for-sale securities	1,328	—
Net cash used in investing activities	(1,012)	(758)
Cash flows from financing activities:
Repurchases of common stock	(413)	(932)
Proceeds from the exercise of stock options	—	27
Payments on notes payable and capital lease obligations	(729)	(41)
Net cash used in financing activities	(1,142)	(946)
Effect of exchange rate changes on cash and cash equivalents	(444)	(4)
Net increase in cash and cash equivalents	8,225	4,138
Cash and cash equivalents, beginning of period	32,107	34,740
Cash and cash equivalents, end of period	$40,332	$38,878

See accompanying notes.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Business Description

Organization and Description of Business

Vocus, Inc. (Vocus or the Company) is a provider of cloud marketing and public relations software that enables businesses to acquire and retain customers. The Company offers products and services to help customers attract and engage prospects, capture and keep customers and measure and improve marketing effectiveness. The Company’s integrated suites address the key areas of digital marketing and public relations, including social marketing, search marketing, email marketing and publicity. The Company is headquartered in Beltsville, Maryland with sales and other offices in the United States, Europe and Asia.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and include the accounts of Vocus, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. The consolidated balance sheet at December 31, 2013 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 7, 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts, software development costs, useful lives of property, equipment and software, intangible assets and goodwill, contingent liabilities, self-insurance, revenue recognition, fair value of stock-based awards and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Fair Value Measurements

The Company measures certain financial assets at fair value pursuant to a fair value hierarchy based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon its own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1 —	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 —	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3 —	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Long-Lived Assets

Long-lived assets include property, equipment and software and intangible assets with finite lives. Intangible assets consist of customer relationships, trade names and purchased technology acquired in business combinations. Intangible assets are amortized using the straight-line method over their estimated useful lives ranging from two to seven years. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There were no impairment charges for long-lived assets for the three months ended March 31, 2013 and 2014.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is assessed for impairment at least annually. The Company performs its annual impairment assessment on November 1, or whenever events or circumstances indicate impairment may have occurred. The Company operates under one reporting unit, and as a result, evaluates goodwill impairment based on the fair value of the Company as a whole. The Company did not record any impairment charges for goodwill during the three months ended March 31, 2013 and 2014.

Foreign Currency and Operations

The reporting currency for all periods presented is the U.S. dollar. The functional currency for the Company’s foreign subsidiaries is the local currency. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at the balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Transaction gains and losses in currencies other than the functional currency are included in other income (expense) in the consolidated statements of operations. Amounts resulting from foreign currency transactions were not material for the three months ended March 31, 2013 and 2014.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) includes the Company’s net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. Other comprehensive income (loss) includes foreign currency translation adjustments and net unrealized gains and losses on investments classified as available-for-sale securities. Amounts reclassified out of accumulated other comprehensive income (loss) for the three months ended March 31, 2013 were not material.

Revenue Recognition

The Company derives its revenues from subscription arrangements and related services permitting customers to access and utilize the Company’s cloud-based software. The Company also derives revenues from news distribution services sold separately from its subscription arrangements. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fee to be paid by the customer is fixed or determinable. The Company allocates consideration to each deliverable in multiple element arrangements based on the relative selling prices and recognizes revenue as the respective services are delivered or performed.

The Company’s separate units of accounting consist of its subscription services, news distribution services and professional services. The Company’s subscription services generally include access to the Company’s cloud-based software, hosting services, content and content updates and customer support. The Company’s subscription agreements typically are non-cancelable, though customers have the right to terminate their agreements for cause if the Company materially breaches its obligations under the agreement. Subscription agreements do not provide customers the right to take possession of the software at any time.

The Company also distributes individual news releases to the Internet which are indexed by major search engines and distributed directly to various news sites, journalists and other key constituents. The Company recognizes revenue on a per-transaction basis when the press releases are made available to the public.

The Company’s professional services primarily consist of data migration, custom development and training. The Company’s cloud-based software does not require significant modification and customization services.

The Company established vendor-specific objective evidence (VSOE) of the fair value for the selling price for certain of its news distribution services as the selling price for a substantial majority of stand-alone sales fall within a narrow range around the median selling price. The Company determined third-party evidence (TPE) of selling price is not available for any of its services due to differences in the features and functionality compared to competitor’s products. Therefore, the Company uses its estimated selling prices (ESP) for the remaining deliverables by analyzing multiple factors such as historical pricing trends, discounting practices, gross margin objectives and other market conditions.

Sales and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Deferred Revenue

Deferred revenue consists of payments received from or billings to customers in advance of revenue recognition. Deferred revenue to be recognized in the succeeding twelve month period is included in current deferred revenue with the remaining amounts included in non-current deferred revenue.

Sales Commissions

Sales commissions are expensed when a subscription agreement is executed by the customer.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

Stock-Based Compensation

The Company’s outstanding share-based arrangements include stock option awards, restricted stock awards and restricted stock units. The Company recognizes compensation expense for its stock option and restricted stock awards on a straight-line basis over the requisite service period of the award based on the estimated portion of the award that is expected to vest and applies estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors. The Company recognizes compensation expense for its restricted stock units over an accelerated expense attribution period, which separately recognizes compensation expense for each vesting tranche over its vesting period based on the estimated portion of the award that is expected to vest and applies estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors. Stock options granted have a 10-year term and generally vest annually over a 4-year period. Restricted stock awards generally vest annually over a four-year period. In February 2014, the Company granted restricted stock units to certain members of its executive team which are contingent upon achievement of pre-determined performance-based criteria. The number of units that will vest range from 0% to 200% of the target shares and is also based upon continued employment of the participant over the vesting period which is three years.

The Company uses the Black-Scholes option pricing model to measure the fair value of stock option awards. The Company uses the daily historical volatility of its stock price over the expected life of the options to calculate the expected volatility. The Company uses a combination of its historical exercise data with expected future exercise patterns using the average midpoint between vesting and the contractual term to determine the expected term of option awards. The risk-free interest rate is based on the rate on U.S. Treasury securities with maturities consistent with the estimated expected term of the awards. The Company has not paid dividends and does not anticipate paying a cash dividend in the foreseeable future and, accordingly, uses an expected dividend yield of zero. The Company uses the quoted closing market price of its common stock on the grant date to measure the fair value of restricted stock awards. The Company estimates the fair value of restricted stock units at the date of grant using the quoted closing market price of its common stock on the grant date and the probability that the specified performance criteria will be met, adjusted for estimated forfeitures. Each quarter the Company updates its assessment of the probability that the specified performance criteria will be achieved and adjusts the estimate of the fair value of the performance-based restricted stock units if necessary.

Income Taxes

Income taxes are determined utilizing the asset and liability method whereby deferred tax assets and liabilities are recognized for deductible temporary differences between the respective reported amounts and tax bases of assets and liabilities, as well as for operating loss and tax-credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2013 and March 31, 2014, the Company maintained a full valuation allowance on its U.S. and certain of its foreign deferred tax assets because management determined that it was more likely than not that it will not realize the benefits of its foreign deferred tax assets.

The Company’s federal and state NOL carryforwards and tax credits are subject to annual limitations under Sections 382 and 383 of Internal Revenue Code. The limitations imposed under Sections 382 and 383 will not preclude the Company from realizing these NOLs and tax credits but may operate to limit their utilization of the NOLs and tax credits in any given tax year in the event that the Company’s federal and state taxable income exceeds the limitation imposed by Sections 382 and 383.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies  – (continued)

The Company’s estimates related to liabilities for uncertain tax positions require it to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If it determines it is more likely than not that a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than fifty percent likely of being realized upon ultimate settlement. The estimates are updated at each reporting date based on the facts, circumstances and information available. The Company is also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to its unrecognized tax benefits will occur during the next twelve months. The Company files income tax returns in the U.S. federal jurisdictions and various state and foreign jurisdictions and is subject to U.S. federal, state, and foreign tax examinations for years ranging from 2003 to 2013.

Earnings Per Share

Basic net income or loss per share attributable to common stockholders is computed by dividing net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Nonvested shares of restricted stock and restricted stock units are not included in the computation of basic net income per share until vested. The Company’s outstanding grants of restricted stock do not contain non-forfeitable dividend rights. Diluted net income per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, nonvested shares of restricted stock and restricted stock units and shares of redeemable convertible preferred stock are considered to be common stock equivalents.

As the Company has issued shares of Series A redeemable convertible preferred stock that participate in dividends with the common stock, the Company is required to apply the two-class method to compute the net income per share attributable to common stockholders. In periods of sufficient earnings, the two-class method assumes an allocation of undistributed earnings to both participating stock classes.

For the three months ended March 31, 2013 and 2014, the Company incurred net losses and, therefore, the effect of the Company’s outstanding stock options, nonvested shares of restricted stock and restricted stock units and redeemable convertible preferred stock was not included in the calculation of diluted loss per share as the effect would be anti-dilutive. For the three months ended March 31, 2013 and 2014, diluted earnings per share excluded the impact of 3,225,334 and 3,060,396 outstanding stock options, respectively, and 1,005,310 and 1,153,268 nonvested shares of restricted stock, respectively and 1,000,000 shares of Series A redeemable convertible preferred stock as the result would be anti-dilutive. For the three months ended March 31, 2014, diluted earnings per share excluded the impact of 317,000 restricted stock units.

Segment Data

The Company’s chief operating decision maker manages the Company’s operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company reports on its business as one segment.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

3. Cash Equivalents

The components of cash equivalents at December 31, 2013 were as follows (in thousands):

	Cost	Unrealized		Fair Market Value
		Gains	Losses
Cash equivalents:
Money market funds	$5,302	$—	$—	$5,302
Certificates of deposit	6,907	—	—	6,907
Total	$12,209	$—	$—	$12,209

The components of cash equivalents at March 31, 2014 were as follows (in thousands):

	Cost	Unrealized		Fair Market Value
		Gains	Losses
Cash equivalents:
Money market funds	$5,304	$—	$—	$5,304
Certificates of deposit	6,884	—	—	6,884
Total	$12,188	$—	$—	$12,188

Cash equivalents have original maturity dates of three months or less.

4. Fair Value Measurements

The fair value measurements of the Company’s financial assets and liabilities measured on a recurring basis at December 31, 2013 were as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$12,209	$12,209	$—	$—
Total assets measured at fair value	$12,209	$12,209	$—	$—

The fair value measurements of the Company’s financial assets and liabilities measured on a recurring basis at March 31, 2014 were as follows (in thousands):

	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$12,188	$12,188	$—	$—
Total assets measured at fair value	$12,188	$12,188	$—	$—

Cash equivalents are classified within Level 1 of the fair value hierarchy since they are valued using quoted market prices or other readily available market information.

5. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the three months ended March 31, 2014 were as follows (in thousands):

Balance at beginning of period	$177,264
Effects of foreign currency translation	(24)
Balance as of end of period	$177,240

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

5. Goodwill and Intangible Assets  – (continued)

Intangible assets at December 31, 2013 consisted of the following (in thousands):

	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	3.7	$23,376	$(14,074)	$9,302
Trade names	5.9	5,695	(5,058)	637
Purchased technology	3.1	13,496	(8,630)	4,866
Total		$42,567	$(27,762)	$14,805

Intangible assets at March 31, 2014 consisted of the following (in thousands):

	Weighted- Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	3.7	$23,362	$(15,816)	$7,546
Trade names	5.9	5,694	(5,188)	506
Purchased technology	3.1	13,493	(9,677)	3,816
Total		$42,549	$(30,681)	$11,868

The Company’s goodwill and intangible assets for certain of its foreign subsidiaries are recorded in their functional currency, which is their local currency, and therefore are subject to foreign currency translation adjustments.

Amortization expense of intangible assets for the three months ended March 31, 2013 and 2014 was $3.1 million and $2.9 million, respectively. Future expected amortization of intangible assets at March 31, 2014 was as follows (in thousands):

The remainder of 2014	$8,788
2015	2,349
2016	573
2017	158
2018 and thereafter	—
Total	$11,868

6. Debt

Revolving Credit Facility

On February 27, 2012, the Company established a $15.0 million revolving credit facility (Revolver) with a major lending institution which is available for use until June 30, 2014. The Revolver is intended to be used for general working capital purposes and to provide increased liquidity and financial flexibility and bears interest equal to the BBA LIBOR Daily Floating Rate plus 2.25%. In addition, the Company pays a monthly fee equal to 0.4% on any unused funds under the Revolver. As collateral for extension of this credit, the Company and certain of its subsidiaries granted security interests in favor of the institution of substantially all of their assets, and the Company pledged the stock of its directly owned domestic subsidiaries and 65% of the shares of its foreign subsidiaries. As of March 31, 2014, there were no outstanding borrowings, however, the Revolver was reduced by the Company’s outstanding letters of credit of $1.2 million. As such, the Company had $13.8 million available to borrow under the Revolver.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7. Stockholders’ Equity

Preferred Stock

The Company’s Certificate of Incorporation authorizes 10,000,000 undesignated shares of preferred stock. The Company’s Board of Directors (Board) is authorized to establish one or more classes or series from the undesignated shares, to designate each share or class or series, and to fix the relative rights and preferences of each class or series, which rights and preferences may be superior to those of any of the common shares. In February 2012, the Board designated 1,000,000 shares of the Company’s authorized preferred stock as Series A convertible preferred stock in connection with the acquisition of iContact. On February 24, 2012, the Company issued 1,000,000 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock). In May 2013, the Board designated 100,000 shares of the Company’s authorized preferred stock as Series B Junior Participating Preferred Stock (Series B Preferred Stock), however, no shares of Series B Preferred Stock are issued and outstanding.

Series A Redeemable Convertible Preferred Stock

In connection with the acquisition of iContact in February 2012, the Company issued 1,000,000 shares of Series A Preferred Stock with a deemed fair value at issuance of $77.5 million. The Company does not adjust the carrying value to the redemption amount of the convertible preferred stock as the carrying amount exceeds the redemption amount. There have been no changes to the recorded amount of the Series A Preferred Stock since the issuance of the shares.

Each share of the Series A Preferred Stock has a liquidation preference equal to the greater of $77.30 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting the Series A Preferred Stock) or the value of the shares of common stock that would be issued in respect thereof upon conversion of such share of Series A Preferred Stock. The Series A Preferred Stock does not provide for interest and is entitled to participate in any dividends declared on the Company’s common stock on an as-converted basis. On February 24, 2017, the Company will be required to redeem each issued and outstanding share of the Series A Preferred Stock for $77.30 per share from its legally available funds, or such lesser amount of shares as it may then redeem under Delaware law. Each share of the Series A Preferred Stock is convertible into shares of the Company’s common stock at any time at the option of the holder. For conversions occurring on or before February 24, 2017, each share of Series A Preferred Stock will be convertible into 3.0256 shares of common stock (subject to customary adjustments). On and after February 25, 2017, each share of the Series A Preferred Stock which has not been redeemed will be convertible into 3.3282 shares of common stock (subject to customary adjustments).

The holders of Series A Preferred Stock vote on an as-converted basis with the common stock, voting together as a single class, provided that the holders of the Series A Preferred Stock are entitled to vote separately as a class on certain matters affecting the Series A Preferred Stock. If any shares of Series A Preferred Stock are outstanding on or after February 24, 2017, the holders of the Series A Preferred Stock will have the right to vote separately as a class on additional actions by the Company related to acquisitions, redemptions, dividends, capital stock, and indebtedness. In addition, for so long as the outstanding shares of Series A Preferred Stock continue to represent at least 5% of the total outstanding shares of the Company’s common stock, calculated assuming the conversion of all outstanding shares of Series A Preferred Stock into shares of common stock, the holders of the Series A Preferred Stock, voting as a separate class, will have the exclusive right to elect one director to the Company’s Board of Directors (Series A Director).

In connection with the acquisition of iContact, the Company also entered into, on February 24, 2012, an Investor Rights Agreement (Investor Rights Agreement) whereby the holders of the Series A Preferred Stock have the right to nominate a director to the Company’s Board for as long as they hold 5% or more of the Company’s issued and outstanding capital stock (which nominee shall be the Series A Director for so long as the holders of Series A Preferred Stock have the right to elect the Series A Director pursuant to the Certificate of Designation). In addition, subject to the terms and conditions of the Investor Rights Agreement, the holders

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

7. Stockholders’ Equity  – (continued)

of the Series A Preferred Stock shall have demand and piggyback registration rights and the right to participate in certain repurchases of common stock by the Company.

Stockholder Rights Plan

On May 13, 2013, the Board authorized and declared a dividend distribution of one preferred stock purchase right (Right) for each outstanding share of the Company’s common stock and 3.0256 Rights for each outstanding share of the Company’s Series A Convertible Preferred Stock to stockholders of record at the close of business on May 13, 2013.

Each Right entitles registered holders to purchase from the Company one one-thousandth of a share of the Company’s Series B Junior Participating Preferred Stock at a price of $46.00 per one one-thousandth of a share, subject to adjustment. The definitive terms of the Rights are set forth in a Rights Agreement, dated May 13, 2013. The Rights will be exercisable only if a person or group acquires 20% or more of the Company’s outstanding common stock (subject to certain exceptions), or if a person or group announces a tender or exchange offer, resulting in beneficial ownership of 20% or more of the outstanding common stock. The Rights also will be exercisable if a person or group that already beneficially owns or has the right to acquire on May 13, 2013, 20% or more of the Company’s outstanding common stock acquires additional shares equal to 1% or more of the Company’s then outstanding common stock (except in the case of a certain stockholder who, under limited circumstances, is permitted to beneficially own more than 20%, but less than 25%, of the Company’s outstanding common stock, subject to certain exceptions).

The Board can redeem the Rights for $0.0001 per Right at any time prior to the earlier of the occurrence of a “trigger event” or the expiration date. Additionally, prior to an acquisition of 50% or more of the Company’s common stock, the Board may direct the mandatory exchange of the Rights (other than Rights owned by the acquiring person) at an exchange ratio of one newly issued share of common stock for each right.

The Rights will expire on the earliest of May 13, 2016, 30 days after the Company’s 2014 annual meeting of stockholders if the continuation of the rights plan is not approved by the Company’s stockholders at its 2014 annual meeting, or the time immediately prior to the Effective Time as defined by the Merger Agreement, if not exercised or redeemed. For more information pertaining to the Merger Agreement, please refer to Note 10, Subsequent Events.

Common Stock Repurchases

The Board authorized a stock repurchase program for up to $60.0 million of the Company’s shares of common stock. The shares may be purchased from time to time in the open market. The Company did not purchase any shares of its common stock under the stock repurchase program for the three months ended March 31, 2013 and 2014. During the three months ended March 31, 2013 and 2014, the Company repurchased 29,678 and 70,901 shares of restricted stock that were withheld from employees to satisfy the minimum statutory tax withholding obligations of $413,000 and $932,000, respectively, related to the taxable income recognized by these employees upon the vesting of their restricted stock awards.

8. Stock-Based Compensation

The following table sets forth the stock-based compensation expense for equity awards recorded in the consolidated statements of operations for the three months ended March 31, 2013 and 2014 (in thousands):

	Three Months Ended March 31,
	2013	2014
Cost of revenues	$468	$475
Sales and marketing	934	1,340
Research and development	623	494
General and administration	1,665	1,708
Total	$3,690	$4,017

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

8. Stock-Based Compensation  – (continued)

Stock Option Awards

The following weighted-average assumptions were used in calculating stock-based compensation for stock option awards granted during the three months ended March 31, 2013 and 2014:

	Three Months Ended March 31,
	2013	2014
Stock price volatility	58%	60%
Expected term (years)	6.0	6.6
Risk-free interest rate	1.1%	1.8%
Dividend yield	0%	0%

The summary of stock option activity for the three months ended March 31, 2014 was as follows:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Contractual Term	Aggregate Intrinsic Value as of March 31, 2014
				(In thousands)
Balance outstanding at January 1, 2014	3,205,153	$15.33
Granted	15,000	13.35
Exercised	(2,938)	9.23
Forfeited or cancelled	(156,819)	16.81
Balance outstanding at March 31, 2014	3,060,396	$15.26	6.7	$2,332
Options vested and expected to vest at March 31, 2014	2,993,502	$15.29	6.7	$2,296
Exercisable at March 31, 2014	1,847,715	$15.81	5.6	$1,868

The weighted-average grant date fair value of stock options granted during the three months ended March 31, 2013 and 2014 was $7.72 and $7.82, respectively. The fair value of stock options that vested during the three months ended March 31, 2013 and 2014 was $3.3 million and $4.7 million, respectively. As of March 31, 2014, $8.3 million of total unrecognized stock-based compensation cost is related to nonvested stock option awards and is expected to be recognized over a weighted-average period of 2.3 years.

The aggregate intrinsic value represents the difference between the exercise price of the underlying equity awards and the quoted closing price of the Company’s common stock at the last day of each respective quarter multiplied by the number of shares that would have been received by the option holders had all option holders exercised on the last day of each respective quarter. The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2013 and 2014 was not material.

Restricted Stock Awards

The summary of restricted stock award activity for the three months ended March 31, 2014 was as follows:

	Number of Shares Underlying Stock Awards	Weighted- Average Grant-date Fair Value
Balance nonvested at January 1, 2014	937,536	$15.18
Awarded	579,750	12.25
Vested	(310,768)	15.80
Forfeited	(53,250)	16.22
Balance nonvested at March 31, 2014	1,153,268	$13.49

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

8. Stock-Based Compensation  – (continued)

As of March 31, 2014, $14.4 million of total unrecognized stock-based compensation cost is related to nonvested shares of restricted stock and is expected to be recognized over a weighted-average period of 2.8 years.

Restricted Stock Units

The summary of restricted stock unit activity for the three months ended March 31, 2014 was as follows:

	Number of Shares Underlying Stock Awards	Weighted- Average Grant-date Fair Value
Balance nonvested at January 1, 2014	—	$—
Awarded	317,000	12.13
Vested	—	—
Forfeited	—	—
Balance nonvested at March 31, 2014	317,000	$12.13

As of March 31, 2014, $3.5 million of total unrecognized stock-based compensation cost is related to nonvested shares of restricted stock units and is expected to be recognized over a weighted-average period of 1.9 years.

9. Commitments and Contingencies

Leases

The Company has various non-cancelable operating leases, primarily related to office real estate, that expire through 2023 and generally contain renewal options for up to five years. Lease incentives, payment escalations and rent holidays specified in the lease agreements are accrued or deferred as appropriate as a component of rent expense which is recognized on a straight-line basis over the terms of occupancy. As of March 31, 2014, deferred rent of $773,000 and $4.9 million is included in accrued expenses and other liabilities, respectively. As of March 31, 2014, minimum required payments in future years under these leases are $2.9 million, $4.0 million, $3.9 million, $2.7 million, $2.0 million and $8.6 million in the remainder of 2014 and in the years 2015, 2016, 2017, 2018, 2019 and thereafter, respectively.

The Company also leases computer and office equipment under non-cancelable capital leases and other financing arrangements that expire through 2017.

Purchase Commitments

The Company has entered into agreements with various vendors in the ordinary course of business. As of March 31, 2014, minimum required payments in future years under these arrangements are $5.5 million, $3.4 million and $1.0 million for the remainder of 2014 and in the years 2015 and 2016, respectively.

Letters of Credit

As of March 31, 2014, the Company had a total of $1.2 million in letters of credit outstanding substantially in favor of landlords for certain of its office spaces. These letters of credit expire at various dates through May 2023.

Litigation and Claims

On January 23, 2014, North Venture Partners, LLC (NVP) filed a complaint that named the Company as a defendant in a lawsuit in the U.S. District Court for the Northern District of California (Civil Action No. C14-0337). The complaint, which was served to the Company on January 27, 2014, alleges that it failed to pay the full amount of the earn-out payment due under an Asset Purchase Agreement dated February 24,

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

9. Commitments and Contingencies  – (continued)

2011 in which the Company acquired certain assets of NVP. NVP’s complaint seeks an award for damages of approximately $6.4 million. This litigation is in its early stages, therefore, neither the outcome of this litigation nor an estimate of a probable loss or any reasonably possible losses are determinable at this time. The Company believes it has meritorious defenses and intends to vigorously defend the lawsuit.

On April 28, 2014, a purported class action lawsuit was brought against the Company, the members of the Company’s Board of Directors, GTCR Valor Merger Sub, Inc. (Purchaser), GTCR Valor Companies, Inc. (Parent) and GTCR, LLC (GTCR), captioned TLC Foundation L.P. v. Vocus, Inc. et al., which we refer to as the (Delaware action). The Delaware action generally alleges that the individual director defendants breached their fiduciary duties to the Company’s public stockholders in connection with Parent and Purchaser’s proposed acquisition of the Company because, among other things, they allegedly failed to maximize value for the Company’s stockholders, including by allegedly pursuing a conflicted sales process, agreeing to unfair deal protections, failing to adequately consider other potential acquirors, and failing to fully disclose all material information necessary for Company stockholders to make an informed decision regarding the acquisition. The Delaware action also generally alleges that the Company, GTCR, Parent and Purchaser aided and abetted those alleged violations. The plaintiffs purport to bring the Delaware action on behalf of a class of Company stockholders, and seek, among other relief (i) to enjoin the acquisition of the Company by Parent and Purchaser, (ii) to rescind or, alternatively, award damages to the Company’s stockholders to the extent the acquisition has already been implemented, (iii) to require the individual director defendants to disclose all material information relating to the proposed transaction and (iv) to award plaintiff the fees and costs associated with Delaware action. The litigation is in its early stages, therefore, neither the outcome of this litigation nor an estimate of a probable loss or any reasonably possible losses are determinable at this time. The Company believes that the Delaware action is without merit and intends to defend vigorously against all claims asserted.

The Company from time to time is subject to lawsuits, investigations and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation and employment matters. In the opinion of management based on all known facts, all other matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

10. Subsequent Events

Merger Agreement

On April 6, 2014, the Company entered into an Agreement and Plan of Merger (Merger Agreement) with GTCR Valor Companies, Inc., a Delaware corporation (Parent), and GTCR Valor Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (Purchaser). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed (i) to commence a tender offer (such offer, as amended from time to time as permitted by the Merger Agreement, the Offer) to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (Company Common Stock), including the associated rights to purchase Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (collectively, the Shares), at a price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable tax withholding (the Offer Price) and (ii) following Purchaser’s acceptance of Shares tendered in the Offer, to be merged (the Merger) with and into the Company, with each outstanding share of Company Common Stock (other than shares owned by Purchaser, Parent or its subsidiaries or held in the Company’s treasury and shares as to which appraisal rights have been properly exercised and not withdrawn in accordance with the applicable provisions of the Delaware General Corporation Law) being converted into the right to receive the Offer Price in cash, and the Company surviving the Merger as a wholly owned subsidiary of Parent.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Subsequent Events  – (continued)

The Merger Agreement further provides for the acceleration of vesting and cash-out at the Offer Price of (i) all options to acquire shares of Company Common Stock (less the applicable exercise price) and (ii) all restricted stock units with respect to shares of Company Common Stock, in each case outstanding as of the time immediately prior to Purchaser’s acceptance of Shares tendered in the Offer. In addition, under the agreement, shares of restricted Company Common Stock outstanding as of the time immediately prior to Purchaser’s acceptance of Shares tendered in the Offer will vest as of such time and be treated in the Merger in the same manner as shares of Company Common Stock.

The Company has also granted to Parent and Purchaser an option (Top-up Option), which Purchaser will, in certain circumstances, be permitted to exercise at or after its acceptance of Shares tendered in the Offer, to purchase a number of newly issued shares of Company Common Stock at the Offer Price which, when added to the shares of Company Common Stock already owned by Parent and Purchaser following such acceptance, will constitute 90% of the shares of Company Common Stock then outstanding after giving effect to the issuance of shares pursuant to the Top-up Option. If Purchaser acquires at least 90% of the outstanding shares of Company Common Stock, including through exercise of the Top-up Option, Purchaser is required under the Merger Agreement to complete the Merger through the “short form” procedures available under Delaware law.

The Board of Directors of the Company approved the Merger Agreement and the transactions contemplated by the agreement, including the Offer and the Merger, and determined that the Merger Agreement and the transactions contemplated by the agreement, including the Offer and the Merger, are fair to, and advisable and in the best interests of the Company and its stockholders, and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (SEC) on April 18, 2014 recommending that holders of Company Common Stock tender their Shares into the Offer.

Purchaser’s acceptance of Shares tendered in the Offer is subject to customary conditions set forth in the Merger Agreement, including without limitation (i) that Company stockholders validly tender (and not properly withdraw) a minimum number of Shares — that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the number of Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries (which does not include shares of Company Common Stock issuable upon conversion of the Company’s Series A Convertible Preferred Stock contemplated under the Merger Agreement to be purchased by Purchaser) represents at least 90% of the then outstanding shares of Company Common Stock (assuming the purchase of shares of Company Common Stock by Purchaser pursuant to the Top-up Option has occurred and including shares of Company Common Stock issuable upon exercise of Company stock options as to which valid notices of exercise have been received and shares of Company Common Stock have not yet been issued prior to the expiration time of the Offer), (ii) the expiration or termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) Parent (either directly or through its subsidiaries) having received the required amount of the proceeds of its debt financing or, alternatively, the debt financing lenders having confirmed the availability of the debt financing and (iv) certain conditions relating to Purchaser’s purchase of the outstanding Series A Convertible Preferred Stock from JMI Equity Fund VI, L.P. (JMI) immediately following Purchaser’s acceptance of Shares tendered in the Offer.

The Company has made customary representations, warranties and covenants in the Merger Agreement, including, without limitation, covenants to provide required information to regulatory agencies, to provide other requested cooperation and assistance in connection with the Merger Agreement and the transactions contemplated by it and to conduct its business in all material respects in the ordinary course consistent with past practice, including not taking certain specified actions, prior to the earliest of the first date on which Purchaser’s designees are elected or appointed to the Company’s Board of Directors pursuant to the Merger Agreement, the consummation of the Merger and the termination of the Merger Agreement. Parent and Purchaser also have made customary representations, warranties and covenants in the Merger Agreement.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Subsequent Events  – (continued)

The Company has also agreed not to solicit or initiate discussions with third parties regarding other acquisition proposals regarding the Company and has agreed to certain restrictions on its ability to respond to such proposals, provided that the Company may enter into discussions concerning, or provide confidential information to persons making, certain unsolicited proposals if the Company’s Board of Directors determines that it would be inconsistent with its fiduciary duties not to do so. The Merger Agreement contains certain termination rights for the Company and Parent, including the right of the Company, in certain circumstances, to terminate the Merger Agreement and accept a Superior Proposal, as that term is defined in the Merger Agreement. The Company will be required to pay Parent a termination fee equal to $13 million if, among other reasons, the Merger Agreement is terminated (i) by the Company to enter into an acquisition agreement that constitutes a Superior Proposal or (ii) by Parent because the Board of Directors of the Company adversely changes its recommendation to stockholders to accept the Offer and tender their Shares to Purchaser in the Offer. If the Company terminates the Merger Agreement under certain circumstances, Parent will be required to pay the Company a reverse termination fee equal to $29 million.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into separate tender and support agreements (Support Agreements) with Okumus Fund Management Ltd., Richard Rudman, Chairman and Chief Executive Officer of the Company, and Stephen Vintz, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, together representing 27.7% of the outstanding Shares. Under the Support Agreements, Okumus Fund Management, Mr. Rudman and Mr. Vintz each agreed to tender all of their respective Shares in the Offer.

Also concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a separate stock purchase, non-tender and support agreement (Series A Purchase Agreement) with JMI pursuant to which Purchaser agreed to purchase, following Purchaser’s acceptance of Shares tendered in the Offer, all of JMI’s shares of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share, including the associated rights to purchase Series B Junior Participating Preferred Stock (Series A Purchase).

Parent and Purchaser have obtained equity and debt financing commitments which Parent and Purchaser have represented to the Company are sufficient for Purchaser to pay (and Parent to cause Purchaser to pay) the aggregate consideration in respect of the Shares in the Offer, the Series A Purchase and the Merger and all related fees and expenses. GTCR FUND X/A AIV LP (Fund) delivered to Parent a letter dated the date of the Merger Agreement in which the Fund committed, subject to the conditions set forth in the letter, to purchase equity or debt securities of Parent in an aggregate amount of up to $30 million to allow Parent, together with its debt financing, to pay the amounts required to be paid by Parent and Purchaser in connection with the consummation of the Offer, the Series A Purchase and the Merger. The Fund also irrevocably and unconditionally guaranteed the payment of the reverse termination fee and certain indemnification and reimbursement obligations under the Merger Agreement with respect to Parent’s debt financing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Quarterly Report on Form 10-Q as Exhibit 2.1, and is incorporated into this report by reference.

Rights Agreement Amendment

On April 6, 2014, prior to the execution of the Merger Agreement, the Board approved an amendment (Rights Amendment) to the Rights Agreement, dated as of May 13, 2013, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (Rights Agreement). The Rights Amendment, among other things, (i) defines Parent, Purchaser and certain related parties as Exempt Persons, as that term is defined in the Rights Agreement, to the extent that any of them would become an Acquiring Person solely as a result of (A) the execution, delivery or performance of the Merger Agreement and the Series A Purchase Agreement, (B) their acquisition of Company stock as a result of the execution of the Merger Agreement and the Series A Purchase Agreement and (C) the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the Series A Purchase; and (ii) provides that none of the approval,

Confidential Treatment Requested by Cision Ltd. under Rule 83

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

10. Subsequent Events  – (continued)

execution, delivery or performance of the Merger Agreement and the Series A Purchase Agreement or the consummation of the Offer or the Merger would result in a Stock Acquisition Date or a Distribution Date, as those terms are defined in the Rights Agreement. The Rights Amendment also provides that the Rights Agreement shall expire and terminate immediately prior to the effective time of the Merger.

The foregoing description of the Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Amendment, a copy of which is attached to this Quarterly Report on Form 10-Q as Exhibit 4.4, and is incorporated into this report by reference.

Confidential Treatment Requested by Cision Ltd. under Rule 83

CISION LTD.

Ordinary Shares

PROSPECTUS

The date of this prospectus is            , 2017.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

Confidential Treatment Requested by Cision Ltd. under Rule 83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the Ordinary Shares being registered hereby.

Securities and Exchange Commission registration fee	$	[•]
Accounting fees and expenses			*
Legal fees and expenses			*
FINRA Filing Fee	$	[•]
Financial printing and miscellaneous expenses			*
Total	$		*

*	Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses that we anticipate we will incur in connection with the offering of securities under this registration statement on Form S-1. An estimate of the aggregate expenses in connection with the issuance and distribution of the securities being offered will be included in the applicable prospectus supplement. In connection with any offering under this registration statement by a selling shareholder, all or a portion of the foregoing expenses may be reimbursed to the Registrant by such selling shareholder, to the extent described in the applicable prospectus supplement.

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. Holdings’ memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, or willful default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On June 29, 2017, in connection with the consummation of the Merger, we issued to Cision Owner an aggregate of 82,075,873 ordinary shares of Cision and warrants to purchase 1,969,841 ordinary shares of Cision. On August 8, 2017, in connection with the sponsor support agreement, dated as of March 19, 2017, by and among Canyon Holdings (Cayman) L.P. and the sponsors named therein, including Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC (collectively, the “Holdback Recipients”) the Company issued holdback securities to the Holdback Recipients comprised of: (i) 122,520 ordinary shares and (ii) 124,404 warrants to purchase ordinary shares.

The sales of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act. The purchasers of the securities acquired the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The registrant believes that all recipients of securities in these transactions were accredited investors, sophisticated investors, or had adequate access, through their relationships with the registrant, to information about the registrant. The sales of these securities were made without any general solicitation or advertising. No underwriters were involved in the issuance of these securities.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Item 16. Exhibits.

Reference is made to the exhibit index preceding the signature page hereto, which exhibit index is hereby incorporated by reference herein.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any “free writing prospectus” relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other “free writing prospectus” relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Confidential Treatment Requested by Cision Ltd. under Rule 83

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Cision Ltd. under Rule 83

Exhibit No.	Description	Included	Form	Filing Date
2.1	Agreement and Plan of Merger, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l.	By Reference	S-4	April 11, 2017
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 7, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capitol Acquisition Merger Sub, Inc., Canyon Holdings (Cayman), L.P. and Canyon Holdings S.à r.l.	By Reference	S-4	April 11, 2017
3.1	Amended and Restated Memorandum and Articles of Association of Cision Ltd.	By Reference	8-K	July 6, 2017
4.1	Specimen Ordinary Share Certificate	By Reference	S-4/A	May 15, 2017
4.2	Warrant Agreement, dated as of October 13, 2015, between Continental Stock Transfer & Trust Company and Capitol Acquisition Corp. III.	By Reference	8-K(1)	October 15, 2015
4.3	Assignment and Assumption Agreement, dated as of June 29, 2017, between Continental Stock Transfer & Trust Company, Capitol Acquisition Corp. III and Capitol Acquisition Holding Company Ltd.	By Reference	8-K	July 6, 2017
5.1	Opinion of Walkers	To be filed by Amendment	—	—
10.1	Registration Rights Agreement between Cision Ltd. and certain holders identified therein.	By Reference	8-K	July 6, 2017
10.2	Director Nomination Agreement between Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties named therein.	By Reference	8-K	July 6, 2017
10.3	2017 Omnibus Incentive Agreement	By Reference	S-4/A	June 14, 2017
10.4	Form of Non-Equity Incentive Plan	By Reference	S-4/A	May 15, 2017
10.5	Form of Director Indemnification Agreement (Affiliates of Canyon Holdings (Cayman), L.P.).	By Reference	8-K	July 6, 2017
10.6	Form of Director Indemnification Agreement (Affiliates of Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC).	By Reference	8-K	July 6, 2017
10.7	Form of Director and Officer Indemnification Agreement (Officers and Independent Directors).	By Reference	8-K	July 6, 2017
10.8	First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.9	Amendment to First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.10	Second Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
10.11	Support Agreement	By Reference	S-4/A	May 15, 2017
10.12	Employment Agreement between Cision U.S. Inc. and Kevin Akeroyd.	By Reference	8-K	July 6, 2017
10.13	Employment Agreement between Cision U.S. Inc. and Jack Pearlstein.	By Reference	8-K	July 6, 2017
10.14	Office Lease between Cision U.S. Inc. and BFPRU I, LLC.	By Reference	8-K	July 6, 2017
21.1	Subsidiaries of the Registrant	By Reference	8-K	July 6, 2017
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	To be filed by Amendment	—	—
23.2	Consent of Ernst & Young LLP (with respect to Vocus, Inc. financial statements)	To be filed by Amendment	—	—

Confidential Treatment Requested by Cision Ltd. under Rule 83

Exhibit No.	Description	Included	Form	Filing Date
23.3	Consent of Ernst & Young LLP (with respect to PRN Group)	To be filed by Amendment	—	—
23.4	Consent of Marcum LLP	To be filed by Amendment	—	—
23.5	Consent of Walkers	To be filed by Amendment	—	—
24.1	Power of Attorney (included in the signature page hereto)	See signature page hereto	—	—

(1)	Filed by Capitol Acquisition Corp. III.

Confidential Treatment Requested by Cision Ltd. under Rule 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•  ] on this [•  ] day of [•  ], 2017.

CISION LTD.

By:	Name: Kevin Akeroyd Title: Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin Akeroyd, Jack Pearlstein and Kristie Scott or any of them, severally, as his attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same with all exhibits hereto, and all other documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and any of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Kevin Akeroyd	President, Chief Executive Officer and Director (Principal Executive Officer)
Jack Pearlstein	Chief Financial Officer (Principal Financial Officer; Principal Accounting Officer)
Stuart Yarbrough	Director
Philip A. Canfield	Director
Stephen P. Master	Director
Mark M. Anderson	Director and Chairman of the Board
L. Dyson Dryden	Director
Mark D. Ein	Director and Vice Chairman of the Board

Authorized Representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, Cision Ltd. has duly caused this registration statement to be signed by the following duly authorized represenatative in the United States:

Date: , 2017	By:
Name: Kevin Akeroyd
Title: Authorized Representative in the United States